Form 20-F
Lavoro Ltd
filed 2023-03-06
CIK 1945711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: February 28, 2023

Commission File Number: 001-41635

Lavoro Limited
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s name into English)	Cayman Islands (Jurisdiction of incorporation or organization)

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401

São Paulo—SP, Brazil, 04548-005

(Address of principal executive offices)

Laurence Beltrão Gomes, Chief Financial Officer
Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401

São Paulo—SP, Brazil, 04548-005

Tel: +55 (11) 4280-0709
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A ordinary shares, par value $0.001 per share	LVRO	The Nasdaq Stock Market LLC
Warrants to purchase Class A ordinary shares, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	LVROW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of February 28, 2023, the issuer had 116,608,329 Class A ordinary shares and 10,083,606 warrants to purchase Class A ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☐

table of contents

i

Explanatory Note

On February 28, 2023 (the “Closing Date”), Lavoro Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New Lavoro” or the “Company”), consummated the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of September 14, 2022, as amended, supplemented, or otherwise modified from time to time (the “Business Combination Agreement”), by and among the Company, Lavoro Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands (“First Merger Sub”), Lavoro Merger Sub II Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Second Merger Sub”), Lavoro Merger Sub III Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Third Merger Sub” and, together with First Merger Sub and Second Merger Sub, the “Merger Subs”), Lavoro Agro Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Lavoro Agro Limited”), and TPB Acquisition Corporation I, an exempted company incorporated with limited liability in the Cayman Islands (“TPB SPAC”).

Pursuant to the Business Combination Agreement, on the terms and subject to the conditions set forth in the Business Combination Agreement, on the business day immediately prior to the date on which the Third Merger (as defined below) took place, substantially concurrently with and immediately after the closing of the PIPE Investment (as defined below), (i) First Merger Sub merged with and into TPB SPAC (the “First Merger” and the effective time of the First Merger, the “First Effective Time”), with TPB SPAC surviving as a direct wholly owned subsidiary of New Lavoro, (ii) immediately following the First Merger, TPB SPAC, as successor in the First Merger, merged with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “SPAC Mergers”), with Second Merger Sub surviving as a direct wholly owned subsidiary of New Lavoro, and (iii) on the Closing Date (as defined in the Business Combination Agreement), Third Merger Sub merged with and into Lavoro Agro Limited (the “Third Merger” and, together with the SPAC Mergers, the “Mergers”), with Lavoro Agro Limited surviving as a direct wholly owned subsidiary of New Lavoro.

At the First Effective Time, (i) each issued and outstanding TPB SPAC Class A ordinary share, par value $0.0001 per share (the “SPAC Class A Ordinary Shares”) and TPB SPAC Class B ordinary share, par value $0.0001 per share (the “SPAC Class B Ordinary Shares” and, together with the SPAC Class A Ordinary Shares, the “SPAC Ordinary Shares”), were canceled and converted into one Class A ordinary share, par value US$0.001 per share, of New Lavoro (the “New Lavoro Class A Ordinary Share”) and one Class B ordinary share, par value US$0.001 per share, of New Lavoro (the “New Lavoro Class B Ordinary Share” and, together with the New Lavoro Class A Ordinary Shares, the “New Lavoro Ordinary Shares”) and (ii) each issued and outstanding whole warrant to acquire SPAC Class A Ordinary Shares became a warrant to purchase one New Lavoro Class A Ordinary Share, subject to the same terms and conditions existing prior to such conversion.

As a result of the Third Merger, among other things, (i) each common share, par value US$ 0.00005 per share, of Lavoro Agro Limited (the “Lavoro Agro Limited Shares”) owned by Lavoro Agro Limited, Third Merger Sub or any wholly owned subsidiary of Lavoro Agro Limited immediately prior to the Third Merger was automatically cancelled, and (ii) each Lavoro Agro Limited Share that was issued and outstanding immediately prior to the Third Effective Time (as defined in the Business Combination Agreement) was converted into and for all purposes represented only the right to receive a number of validly issued, fully paid and nonassessable New Lavoro Ordinary Shares equal to the Per Share Stock Consideration (as defined in the Business Combination Agreement).

Concurrently with the execution and delivery of the Business Combination Agreement, The Production Board, LLC, a Delaware limited liability company (“The Production Board”), entered into a subscription agreement pursuant to which The Production Board subscribed for and purchased 10,000,000 SPAC Class A Ordinary Shares at $10.00 per share, for an aggregate purchase price of $100,000,000 (the “PIPE Investment”).

Moreover, certain other related agreements were entered into in connection with the Business Combination, including the Voting and Support Agreement, the Lock-up Agreement, the Amendment to the Sponsor Letter Agreement and the Amended and Restated Registration Rights Agreement, each as defined in the Company’s Registration Statement on Form F-4 (333-267653), as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2022 and declared effective on February 3, 2023 (the “Form F-4”), under the headings “Summary of the Proxy Statement/Prospectus” and “Certain Agreements Related to the Business Combination,” which are incorporated herein by reference. See also “Item 10. Additional Information— Material Contracts,” elsewhere in this Report (as defined below).

The transaction was unanimously approved by TPB SPAC’s Board of Directors and was approved at the extraordinary general meeting of TPB SPAC’s shareholders held on February 22, 2023 (the “Extraordinary General Meeting”). TPB SPAC’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, Lavoro Agro Limited became a wholly-owned direct subsidiary of the Company. On March 1, 2023, New Lavoro Ordinary Shares and certain public warrants, each exercisable at $11.50 for one New Lavoro Ordinary Share (the “New Lavoro Public Warrants”), commenced trading on the Nasdaq Stock Market, or “Nasdaq,” under the symbols “LVRO” and “LVROW,” respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to (i) “we,” “us,” “our,” “Company” or “New Lavoro” refer to Lavoro Limited, an exempted company incorporated with limited liability in the Cayman Islands, and its consolidated subsidiaries, (ii) “TPB SPAC” refers to TPB Acquisition Corporation I, a Cayman Island exempted company, (iii) “Lavoro” or “Lavoro Group” refer to: (A) the combined group of Lavoro Agro Holding S.A. (“Lavoro Brazil”) and its subsidiaries, Crop Care Holding S.A. (“Crop Care”) and its subsidiaries, and Lavoro Colombia S.A.S. (“Lavoro Colombia”) and its subsidiaries, prior to the contribution of the shares of Lavoro Brazil, Crop Care and Lavoro Colombia to an entity controlled by Lavoro Agro Limited, which was completed in mid-2022; and (B) Lavoro Agro Limited, together with its consolidated subsidiaries, following the contribution of the shares of Lavoro Brazil, Crop Care and Lavoro Colombia to an entity controlled by Lavoro Agro Limited and the completion of our corporate reorganization in December 2022, and (iv) “R$” refers the Brazilian real, the official currency of Brazil.

Certain amounts that appear in this Report may not sum due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Form F-4, which section is incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

A.       Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4 under the heading “New Lavoro Management Following the Business Combination,” which information is incorporated herein by reference. The business address for each of the Company’s directors and executive officers is Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo, SP, 04548-005, Brazil.

B.       Advisers

Davis Polk & Wardwell LLP has acted as counsel for Lavoro and the Company with respect to New York and U.S. Federal law and continues to act as counsel for the Company with respect to New York and U.S. Federal law following the completion of the Business Combination.

Maples and Calder (Cayman) LLP has acted as counsel for the Company with respect to Cayman Islands law and continues to act as counsel for the Company with respect to Cayman Islands law following the completion of the Business Combination.

C.       Auditors

Frank, Rimerman + Co. LLP has acted as TPB SPAC’s independent registered public accounting firm as of December 31, 2021, and for the period from February 8, 2021 (inception) through December 31, 2021.

Ernst & Young Auditores Independentes S/S Ltda. has acted as Lavoro’s independent registered public accounting firm as of June 30, 2022 and 2021, and for each of the three years in the period ended June 30, 2022.

Following the Business Combination, we intend to retain Ernst & Young Auditores Independentes S/S Ltda. as the Company’s independent registered public accounting firm.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

B.       Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2022, after giving effect to the Business Combination and the PIPE Investment:

As of June 30, 2022 (pro forma)(1)	(R$ thousands)
Equity:
Share capital (Lavoro Limited)	583
Additional paid-in capital (“APIC”)	2,347,338
Retained earnings (deficit)	(304,486)
Accumulated other comprehensive loss	(23,112)
Equity attributable to owners of the company	2,020,323
Debt:
Borrowings (current and non-current)	710,552
Lease liabilities (current and non-current)	155,253
Total debt	865,805
Total capitalization	2,886,128

(1)	The Company’s capitalization on an unaudited pro forma combined basis as of June 30, 2022 does not give effect to the transactions described in this Report under the heading “Item 4. Information on the Company—Recent Developments.”

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

The risk factors associated with the Company are described in the Form F-4 under the heading “Risk Factors,” which information is incorporated herein by reference.

Item 4. Information on the Company

A.       History and Development of the Company

New Lavoro is an exempted company incorporated with limited liability in the Cayman Islands on August 25, 2022. For further information on the Business Combination, see “Explanatory Note” above. The history and development of New Lavoro and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “Proposals to be Considered by TPB SPAC’s Shareholders—Business Combination Proposal,” “The Business Combination Agreement” and “Description of New Lavoro Share Capital,” which are incorporated herein by reference.

New Lavoro owns no material assets other than its direct equity interests in its wholly-owned subsidiaries, Second Merger Sub and Lavoro Agro Limited. In addition, New Lavoro does not operate any business other than through the Lavoro Group.

New Lavoro’s registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and New Lavoro’s principal executive office is Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo, SP, 04548-005, Brazil. New Lavoro’s principal website address is www.lavoroagro.com/en/. We do not incorporate the information contained on, or accessible through, New Lavoro’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

Recent Developments

New Financing Transactions

Subsequent to June 30, 2022, through the date of this Report, certain of our Brazilian and Colombian subsidiaries entered into a number of financing agreements totaling an aggregate principal amount of R$890.5 million, with interest rates ranging from CDI Rate plus 1.60% to 5.85% and up to 13.40% at a fixed rate and maturities ranging from January 2023 to July 2025 and COP$64,104.4 million, with interest rates ranging from IBR Rate plus 1.50% to 6.35% and up to 19.60% at a fixed rate and maturities ranging from July 2023 to November 2027. These new financing transactions are in line with our business plan and reflect the seasonality of our business as the last quarter usually demands additional working capital. Our principal new financing agreements are described below:

New Bank Credit Notes (CCB) and Related Term Loan Facilities

On December 8, 2022, our subsidiary Lavoro Agro Holding S.A. issued a Bank Credit Note (Cédula de Crédito Bancário, or “CCB”) to Banco Alfa de Investimento S.A. in an aggregate principal amount of R$125.0 million, with interest accruing at a rate per annum equal to the CDI Rate plus 1.60% p.a. and maturing on April 10, 2023. This CCB is guaranteed by our subsidiaries Distribuidora Pitangueiras de Produtos Agropecuários S.A., or Pitangueiras, Agrovenci – Comércio, Importação, Exportação e Agropecuária Ltda., or Agrovenci, and Lavoro Agrocomercial S.A., or Lavoro Agrocomercial.

On December 8, 2022, our subsidiary Lavoro Agro Holding S.A. issued a CCB to Banco do Brasil S.A. in an aggregate principal amount of R$125.0 million, with interest accruing at a rate per annum equal to the CDI Rate plus 1.70% p.a. and maturing on March 28, 2023. This CCB is guaranteed by our subsidiaries Pitangueiras, Agrovenci and Lavoro Agrocomercial.

New Export Credit Notes (NCE) and Related Term Loan Facilities

On October 27, 2022, our subsidiary Lavoro Agrocomercial issued Export Credit Notes (Nota de Crédito à Exportação, or “NCE”) to Banco ABC S.A. in an aggregate principal amount of R$50.0 million, with interest accruing at a rate per annum equal to the CDI Rate plus 3.00% p.a. and maturing on October 27, 2023. This NCE is guaranteed by our subsidiary Lavoro Agro Holding S.A.

On September 12, 2022, our subsidiary Lavoro Agrocomercial issued an NCE to Banco do Brasil S.A. in an aggregate principal amount of R$50.0 million, with interest accruing at a rate per annum equal to the CDI Rate plus 2.86% p.a. and maturing on August 25, 2023. This NCE is guaranteed by our subsidiary Lavoro Agro Holding S.A.

On September 19, 2022, our subsidiary Distribuidora Pitangueiras de Produtos Agropecuários S.A., or Pitangueiras, issued an NCE to Banco do Brasil S.A. in an aggregate principal amount of R$50.0 million, with interest accruing at a rate per annum equal to the CDI Rate plus 2.86% p.a. and maturing on August 25, 2023. This NCE is guaranteed by our subsidiary Lavoro Agro Holding S.A.

On September 20, 2022, our subsidiary Lavoro Agrocomercial issued an NCE to Banco Citibank S.A. in an aggregate principal amount of R$84.0 million, with interest accruing at a rate per annum equal to the CDI Rate plus 2.98% p.a. and maturing on September 20, 2023. This NCE is guaranteed by our subsidiary Lavoro Agro Holding S.A.

On September 22, 2022, our subsidiary Pitangueiras issued an NCE to Banco Safra S.A. in an aggregate principal amount of R$100.0 million, with interest accruing at a rate per annum equal to the CDI Rate plus 2.80% p.a. and maturing on September 18, 2023. This NCE is guaranteed by our subsidiary Lavoro Agro Holding S.A., Lavoro Agrocomercial and Produtec.

New Acquisition

On January 13, 2023, our subsidiary Crop Care entered into an agreement for the acquisition of a 70% interest in Cromo Indústria Química Ltda., or “Cromo.” The purchase price of the acquisition totaled R$21.7 million, and is expected to be paid in cash in three installments: R$10.8 million on the closing date, R$5.4 million a year after the closing date and R$5.4 million two years after the closing date, all as adjusted by the IPCA. The completion of this acquisition is subject to the fulfilment of conditions precedent customary for this type of transaction, which include obtaining the requisite approvals from the relevant regulatory authorities in Brazil.

Lavoro Agro Limited Capital Increase

On February 27, 2023, the board of directors of Lavoro Agro Limited approved, by unanimous written resolution, the issuance of an aggregate of 2.78 Lavoro Agro Limited Shares for a total subscription price of US$11,716,689. These Lavoro Agro Limited Shares were divided among, subscribed and paid for by the Investment Funds and Patria Finance Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands.

B.       Business Overview

Prior to the closing of the Business Combination, New Lavoro did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Following and as a result of the Business Combination, all of New Lavoro’s business is conducted through the Lavoro Group. A description of Lavoro Group’s business is included in the Form F-4 under the headings “Business of Lavoro” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Lavoro,” which are incorporated herein by reference.

C.       Organizational Structure

Upon consummation of the Business Combination, each of Lavoro Agro Limited and Second Merger Sub became wholly-owned direct subsidiaries of New Lavoro. The organizational chart of New Lavoro is included in the Form F-4 under the heading “The Business Combination Agreement—Structure—Post-Business Combination Structure” and is incorporated herein by reference.

D.       Property, Plants and Equipment

New Lavoro’s property, plants and equipment are held through the Lavoro Group. Information regarding Lavoro Group’s property, plants and equipment is described in the Form F-4 under the heading “Business of Lavoro—Properties,” which information is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None / Not applicable.

Item 5. Operating and Financial Review and Prospects

Following and as a result of the Business Combination, all of New Lavoro’s business is conducted through the Lavoro Group. The discussion and analysis of the financial condition and results of operation of the Lavoro Group is included in the Form F-4 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Lavoro,” which information is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A.       Directors and Senior Management

The directors and executive officers of New Lavoro upon the consummation of the Business Combination are set forth in the Form F-4 under the heading “New Lavoro Management Following the Business Combination,” which information is incorporated herein by reference.

B.       Compensation

Information pertaining to the compensation of the directors and executive officers of New Lavoro is set forth in the Form F-4 under the heading “Executive Compensation,” which information is incorporated herein by reference.

C.       Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4 under the heading “New Lavoro Management Following the Business Combination,” which information is incorporated herein by reference.

D.       Employees

Following and as a result of the Business Combination, all of New Lavoro’s business is conducted through the Lavoro Group.

Information pertaining to Lavoro Group’s employees is set forth in the Form F-4 under the heading “Business of Lavoro—Employees,” which information is incorporated herein by reference.

E.       Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

Item 7. Major Shareholders and Related Party Transactions

A.       Major Shareholders

The following table sets forth information regarding the beneficial ownership of New Lavoro Ordinary Shares as of the date hereof by:

•	each person known by us to be the beneficial owner of more than 5% of New Lavoro Ordinary Shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date hereof, there are 116,608,329 New Lavoro Ordinary Shares issued and outstanding. This amount includes 3,006,050 New Lavoro Ordinary Shares outstanding as of the date hereof that constitute “Vesting Founder Shares” (as defined in the Form F-4). Vesting Founder Shares are subject to certain vesting, lock-up and beneficial ownership limitations upon the Sponsor under the terms of Sponsor Letter Agreement, as amended. See “Item 10. Additional Information—C. Material Contracts—Material Contracts Relating to the Business Combination—Amendment No. 2 to Sponsor Letter Agreement” of this Report.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all New Lavoro Ordinary Shares beneficially owned by them.

Beneficial Owners	New Lavoro Ordinary Shares	% of Total New Lavoro Ordinary Shares
Directors and Executive Officers(1)
Ruy Cunha	—	—
Laurence Beltrão Gomes	—	—
Marcelo Pessanha	—	—
Gustavo Modenesi	—	—
Karen Christiane Ramirez Chaves de Mello	—	—
Gustavo Ocampo Duran	—	—
Marcos Strobel	—	—
Rafael Ughini Villarroel	—	—
Ricardo Leonel Scavazza	—	—
Marcos de Mello Mattos Haaland	—	—
Daniel Fisberg	—	—
David Friedberg(2)	—	—
Michael Stern	—	—
Lauren StClair	—	—
Eduardo Daher	—	—
All directors and executive officers as a group (15 individuals)	—	—
Principal Shareholders
Investment Funds(3)	96,359,488	84.9%
Patria Finance Limited(3)	2,366,913	2.1%
Patria Investments Limited(4)	98,726,401	86.9%
Sponsor(5)	1,649,172	1.4%
The Production Board(6)	11,649,172	9.9%

(1)	Unless otherwise noted, the business address of the directors and executive officers of New Lavoro is Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo—SP, 04548-005, Brazil.

(2)	As noted in footnotes (5) and (6) below, Mr. Friedberg is a manager on the board of managers of both TPB Acquisition Sponsor I, LLC (the “Sponsor”) and The Production Board. There are three or more managers or directors on the board of managers or board of directors, as applicable, of each of the Sponsor and The Production Board. Each manager on each such board has one vote, and the approval of a majority is required to approve an action. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no individual manager of either the Sponsor or The Production Board exercises voting or dispositive control over any of the securities held by the applicable entity, even those in which he holds a pecuniary interest. Accordingly, Mr. Friedberg will not be deemed to have or share beneficial ownership of such shares.

(3)	The Investment Funds, a group of Cayman Islands, Delaware and Ontario entities, are the record holders of such shares, and PBPE General Partner V, Ltd., is the general partner of the Investment Funds; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd.; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited; Patria Investments Limited is controlled by Patria Holdings Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of each of the Cayman, Delaware and Ontario Investment Funds is c/o Maples Corporate Services, PO Box 309, Ugland House, South Church Street, KY1-1104, George Town, Grand Cayman, Cayman Islands, c/o Maples Fiduciary Services (Delaware) Inc., 4001 Kennet Pike, Suite 302, Wilmington, DE 19807, United States, 199 Bay St, Commerce Court West, Suite 5300 (c/o 152928 Canada Inc.), Toronto, ON M5L 189, Canada; respectively. The business address of PBPE General Partner V, Ltd. is c/o Maples Corporate Services, PO Box 309, Ugland House, South Church Street, KY1-1104, George Town, Grand Cayman, Cayman Islands. The business address of each of the other entities described in this footnote is c/o Patria Investments Limited, at 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

(4)	While Patria Investments Limited does not own such shares directly, as described in the foregoing footnote, Patria Investments Limited may be deemed to beneficially own the shares directly or indirectly held by the entities controlled (directly or indirectly) by it, whenever those entities are acting in the capacity of general partner and to the extent and subject to the limitations set forth in the limited partnership agreements of the Investment Funds. Patria Investments Limited disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly. The business address of Patria Investments Limited is c/o Patria Investments Limited, at 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

(5)	Consists of (1) 1,343,412 New Lavoro Ordinary Shares acquired by the Sponsor in connection with the Business Combination and (2) 305,760 Vesting Founder Shares (as defined in the Form F-4). The Vesting Founder Shares will vest if at any time during the 3-year period following the Closing Date the closing share price of the New Lavoro Ordinary Shares is greater than or equal to certain market values over any 20 trading days within any consecutive 30 trading day period, provided that, per the terms of the Sponsor Letter Agreement, as amended, no Vesting Founder Shares shall vest to the extent that after giving effect to such vesting, the Sponsor would beneficially own a number of New Lavoro Ordinary Shares in excess of 9.99% of the number of New Lavoro Ordinary Shares outstanding immediately after giving effect to the vesting. The Production Board is the sole member of the Sponsor. David Friedberg, Bharat Vasan and William Hauser are managers on the board of managers of the Sponsor, and each disclaims beneficial ownership of the securities held by the Sponsor and its subsidiaries except to the extent of his pecuniary interest therein. The business address of the Sponsor is 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

(6)	Consists of (1) 10,000,000 New Lavoro Ordinary Shares acquired by The Production Board in connection with the PIPE Investment, (2) 1,343,412 New Lavoro Ordinary Shares acquired by the Sponsor in connection with the Business Combination and (3) 305,760 Vesting Founder Shares. While The Production Board does not own the New Lavoro Ordinary Shares beneficially owned by the Sponsor directly, as described in the foregoing footnote, The Production Board may be deemed to beneficially own the shares directly or indirectly held by the entities controlled (directly or indirectly) by it. The Production Board disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly. David Friedberg, Anil Patel, Sen. Bob Kerrey and Barney Schauble are directors on the board of directors of The Production Board, and each disclaims beneficial ownership of the securities held by The Production Board and its subsidiaries except to the extent of his pecuniary interest therein. The business address of The Production Board, LLC is 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

A&R Registration Rights Agreement

On February 28, 2023, in connection with the consummation of the Business Combination, New Lavoro, the Sponsor and certain persons named therein entered into that certain Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which that certain Registration Rights Agreement dated as of August 13, 2021 by and among the TPB SPAC, the Sponsor and certain other parties thereto was amended and restated in its entirety. As a result, the holders of Registrable Securities (as defined in the A&R Registration Rights Agreement) will be able to make a written demand for registration under the Securities Act of all or a portion of their Registrable Securities, subject to certain limitations so long as such demand includes a number of Registrable Securities with a total offering price in excess of US$30.0 million. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, New Lavoro shall not be required to conduct more than two underwritten offerings in any 12-month period. In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements to be filed by New Lavoro subsequent to the Closing. New Lavoro has also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable securities within 30 days of the date of the A&R Registration Rights Agreement, to be declared effective within 90 days thereof.

B.       Related Party Transactions

Information pertaining to New Lavoro’s related party transactions is set forth in the Form F-4 under the headings “Certain Lavoro Relationships and Related Party Transactions” and “Certain TPB SPAC Relationships and Related Party Transactions,” which are incorporated herein by reference.

C.       Interests of Experts and Counsel

None / Not applicable.

Item 8. Financial Information

A.       Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for financial statements and other financial information.

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 under the heading “Business of Lavoro—Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

New Lavoro’s policy on dividend distributions is described in the Form F-4 under the heading “Price Range of Securities and Dividend Information—Dividend Policy,” which information is incorporated herein by reference.

B.       Significant Changes

None.

Item 9. The Offer and Listing

A.       Offer and Listing Details

New Lavoro Ordinary Shares and New Lavoro Public Warrants are listed on Nasdaq under the symbols “LVRO” and “LVROW,” respectively.

Holders of New Lavoro Ordinary Shares and New Lavoro Public Warrants should obtain current market quotations for their securities.

Information regarding the lock-up restrictions applicable to the New Lavoro Ordinary Shares and New Lavoro Public Warrants held by the Lavoro shareholders is included in the Form F-4 under the heading “Shares Eligible for Future Sale—Lock-Up Agreements” and is incorporated herein by reference.

B.       Plan of Distribution

Not applicable.

C.       Markets

New Lavoro Ordinary Shares and New Lavoro Public Warrants are listed on Nasdaq under the symbols “LVRO” and “LVROW,” respectively.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.       Share Capital

As of the date hereof, subsequent to the closing of the Business Combination, there are 116,608,329 New Lavoro Ordinary Shares outstanding and issued. There are also 6,012,099 New Lavoro Public Warrants listed on Nasdaq and 4,071,507 private placement warrants held by the Sponsor, each exercisable at $11.50 per one New Lavoro Ordinary Share (the “New Lavoro Private Placement Warrants”) issued and outstanding.

B.       Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association (“Articles”) of the Company effective as of February 28, 2023 are filed as Exhibit 1.1 to this Report. The description of the Articles of the Company is included in the Form F-4 under the heading “Description of New Lavoro Share Capital,” which information is incorporated herein by reference.

C.       Material Contracts

Material Contracts Relating to New Lavoro’s Operations

Following and as a result of the Business Combination, all of New Lavoro’s business is conducted through the Lavoro Group. Information pertaining to Lavoro Group’s material contracts is set forth in the Form F-4 under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Lavoro—Liquidity and Capital Resources—Indebtedness,” “Business of Lavoro,” “Risk Factors—Risks Related to Lavoro’s Business and Industry” and “Certain Lavoro Relationships and Related Person Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is set forth in the Form F-4 under the heading “The Business Combination Agreement,” which information is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement is set forth in the Form F-4 under the heading “Certain Agreements Related To The Business Combination,” which information is incorporated herein by reference.

Forward Purchase Agreements

On February 21, 2023, TPB SPAC entered into separate Forward Share Purchase Agreements (each, a “Purchase Agreement” and together, the “Purchase Agreements”) with certain equity holders of TPB SPAC (together, the “FPA Investors”), pursuant to which TPB SPAC (or Second Merger Sub, as successor-in-interest to TPB SPAC following the Closing) agreed to purchase in the aggregate, on the date that is 24 months after the Closing Date (the “Maturity Date”), up to 2,830,750 New Lavoro Ordinary Shares then held by the FPA Investors (subject to certain conditions and purchase limits set forth in the Purchase Agreements). Pursuant to the terms of the Purchase Agreements, each FPA Investor, acting separately and solely for its own account, further agreed not to request redemption, in connection with the Extraordinary General Meeting, of any of the SPAC Class A Ordinary Shares owned by it at such time.

On the Closing Date, and pursuant to an escrow agreement (the “Escrow Agreement”) entered into with Citibank, N.A., a national banking association organized and existing under the laws of the United States of America (the “Escrow Agent”), we placed into an escrow account (the “Escrow Account”) an amount equal to the Escrowed Property (as defined below) to secure our purchase obligation to the FPA Investors. “Escrowed Property” refers to (i) (a) the price per share that SPAC Class A Ordinary Shares are redeemed for in connection with TPB SPAC’s shareholder’s approval of the Business Combination (the “Shares Purchase Price”) multiplied by the number of SPAC Class A Ordinary Shares held by the FPA Investors as of the Closing Date less (b) any amounts previously disbursed from the Escrow Account in accordance with the Purchase Agreements and the Escrow Agreement, plus (ii) the interest, investment income, or proceeds accrued from the deposit or investment from the Escrow Account.

Following the Third Effective Time, we agreed to use our best efforts to cause the filing of a registration statement, at our cost and expense, with the SEC registering the resale of the New Lavoro Ordinary Shares subject to the Purchase Agreements (the “FPA Registration Statement”) under the Securities Act within 30 days following the Closing Date, and have the FPA Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 45th calendar day (or 90th calendar day if the SEC notifies us that it will review the FPA Registration Statement) following such closing and (ii) the 5th business day after the date we are notified (orally or in writing, whichever is earlier) by the SEC that such FPA Registration Statement will not be reviewed or will not be subject to further review. Pursuant to the Purchase Agreements, the FPA Investors will use commercially best efforts to sell any or all of their New Lavoro Ordinary Shares in the open market if the per share sale price exceeds the Shares Purchase Price prior to the payment of any commissions due by the FPA Investors for such sale, with such sales commencing after the date on which the New Lavoro Ordinary Shares are registered on the FPA Registration Statement after the Closing Date.

If and when any FPA Investor sells New Lavoro Ordinary Shares to any third party, upon receipt by the Escrow Agent and us of written notice of such sale of New Lavoro Ordinary Shares (such date, the “Instruction Date”), the Escrow Agent shall release to us an amount equal to (i) the Escrowed Property divided by the number of New Lavoro Ordinary Shares held by such FPA Investor as of the Instruction Date, multiplied by (ii) the number of New Lavoro Ordinary Shares sold by such FPA Investor pursuant to the Purchase Agreements.

The per New Lavoro Ordinary Share price at which the FPA Investors have the right to sell the New Lavoro Ordinary Shares to us on the Maturity Date is (i) the total amount of the Escrowed Property in the Escrow Account, divided by (ii) the total number of New Lavoro Ordinary Shares held by the FPA Investors as of the Maturity Date (subject to the Share Purchase Limit (as defined in the Purchase Agreements)). The FPA Investors will notify us in writing not less than five business days prior to the Maturity Date, specifying the number of New Lavoro Ordinary Shares that we will be required to purchase (the “Shares Sale Notice”). In exchange for our commitment to purchase New Lavoro Ordinary Shares on the Maturity Date, the FPA Investors agreed to continue to hold, and not to redeem, SPAC Class A Ordinary Shares prior to the Closing. Any FPA Investor that fails to timely deliver a Shares Sale Notice shall be deemed to have forfeited its right to sell any New Lavoro Ordinary Shares to us pursuant to the Purchase Agreements.

The Purchase Agreements contain customary representations, warranties and covenants from the parties thereto. The foregoing descriptions are only a summary of the Purchase Agreements and Escrow Agreement and are qualified in their entirety by reference to the full text of the Purchase Agreements, including the Escrow Agreement, the form of which is included as Exhibit A thereto, which is filed as Exhibit 4.9 hereto and is incorporated by reference herein.

Amendment No. 2 to Sponsor Letter Agreement

On February 28, 2023, concurrently with the closing of the Business Combination, we, Lavoro Agro Limited, TPB SPAC, the Sponsor and TPB SPAC’s directors and officers entered into Amendment No. 2 to that certain Sponsor Letter Agreement, dated August 13, 2021 (the “Sponsor Letter Agreement”), by and among Sponsor, TPB SPAC and TPB SPAC’s directors and officers (as amended on September 14, 2022 and February 28, 2023 by and among the Sponsor, TPB SPAC, TPB SPAC’s directors and officers, Lavoro Agro Limited and New Lavoro) (“Amendment No. 2”). The purpose of Amendment No. 2 was to set out and amend certain vesting, lock-up and beneficial ownership limitations upon the Sponsor in respect of the New Lavoro Ordinary Shares held by the Sponsor. The full text of Amendment No. 2 is filed as Exhibit 4.7 hereto and is incorporated by reference herein.

D.       Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by New Lavoro, or that may affect the remittance of dividends, interest, or other payments by New Lavoro to non-resident holders of New Lavoro Ordinary Shares. There is no limitation imposed by laws of Cayman Islands or in New Lavoro’s Articles on the right of non-residents to hold or vote New Lavoro Ordinary Shares.

E.       Taxation

Information pertaining to tax considerations is set forth in the Form F-4 under the headings “Material U.S. Federal Income Tax Considerations” and “Cayman Islands Tax Considerations,” which are incorporated herein by reference.

F.       Dividends and Paying Agents

Information regarding New Lavoro’s policy on dividends is described in the Form F-4 under the heading “Price Range of Securities and Dividend Information—Dividend Policy,” which information is incorporated herein by reference. New Lavoro has not paid any cash dividends on New Lavoro Ordinary Shares since the Business Combination and currently has no plan to pay cash dividends on such securities in the foreseeable future. New Lavoro has not identified a paying agent.

G.       Statement by Experts

The combined financial statements of the Lavoro Group as of June 30, 2022 and 2021, and for each of the three years in the period ended June 30, 2022, appearing in the Lavoro Limited Registration Statement on Form F-4 (File No. 333- 267653), as amended, initially filed with the SEC on September 29, 2022, have been audited by Ernst & Young Auditores Independentes S/S Ltda., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of TPB Acquisition Corporation I as of December 31, 2021 and for the period from February 8, 2021 (inception) through December 31, 2021, have been audited by Frank, Rimerman + Co. LLP, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given upon such firm as experts in auditing and accounting.

H.       Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.       Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Lavoro—Quantitative and Qualitative Disclosure About Market Risks” in the Form F-4 is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Warrants

Upon the completion of the Business Combination, there were 6,012,099 New Lavoro Public Warrants outstanding. The New Lavoro Public Warrants, which entitle the holder to purchase one New Lavoro Ordinary Share at an exercise price of $11.50 per share, will become exercisable on March 30, 2023, which is 30 days after the completion of the Business Combination. The New Lavoro Public Warrants will expire on February 28, 2028 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 4,071,507 New Lavoro Private Placement Warrants held by the Sponsor. The New Lavoro Private Placement Warrants are identical to the New Lavoro Public Warrants in all material respects, except that the New Lavoro Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until March 30, 2023, which is 30 days after the completion of the Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) are entitled to registration rights.

Part II

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements of TPB SPAC as of December 31, 2021, and for the period from February 8, 2021 (inception) through December 31, 2021 and as of and for the nine months ended September 30, 2022, in the Form F-4 between pages F-2 and F-43 are incorporated herein by reference.

The combined financial statements of the Lavoro Group as of June 30, 2022 and 2021, and for each of the three years in the period ended June 30, 2022, in the Form F-4 between pages F-44 and F-103 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of Lavoro and TPB SPAC is attached as Exhibit 15.1 to this Report.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of New Lavoro.

2.1	Warrant Agreement, dated as of August 13, 2021, by and between TPB SPAC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to TPB SPAC’s Current Report on Form 8-K filed on August 16, 2021).

4.1#	Business Combination Agreement, dated as of September 14, 2022, by and among TPB SPAC, New Lavoro, First Merger Sub, Second Merger Sub, Third Merger Sub and Lavoro Agro Limited (incorporated by reference to Annex A to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

4.2	Form of Plan of Merger, by and between TPB SPAC and First Merger Sub (incorporated by reference to Annex B to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

4.3	Voting and Support Agreement, dated as of September 14, 2022, by and among New Lavoro, Lavoro Agro Limited, TPB SPAC and certain equity holders (incorporated by reference to Annex D to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

4.4	Lock-up Agreement, dated as of September 14, 2022, by and among New Lavoro, Lavoro Agro Limited and the certain equity holders (incorporated by reference to Annex E to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

4.5	Form of Subscription Agreement, by and between TPB SPAC, Lavoro Limited and the undersigned subscriber party thereto (incorporated by reference to Annex F to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

4.6	Amendment to Sponsor Letter Agreement, dated as of September 14, 2021, by and among Sponsor, TPB SPAC, New Lavoro and Lavoro (incorporated by reference to Annex G to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

Exhibit No.	Description
4.7*	Amendment No. 2 to the Sponsor Letter Agreement, dated as of February 28, 2023, by and among, Sponsor, TPB SPAC and those parties named therein.

4.8	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Annex H to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

4.9*	Form of Forward Purchase Agreement by and among TPB SPAC and certain equity holders of TPB SPAC.

4.10†	Lavoro Share Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

8.1	List of subsidiaries of New Lavoro (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Lavoro and TPB SPAC.

15.2*	Consent of Frank, Rimerman + Co. LLP, independent registered accounting firm for TPB SPAC.

15.3*	Consent of Ernst & Young Auditores Independentes S/S Ltda., independent registered accounting firm for Lavoro Group.

*	Filed herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

#	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LAVORO LIMITED

Date:	March 6, 2023	By:	/s/ Ruy Cunha
			Name:	Ruy Cunha
			Title:	Chief Executive Officer