Form 20-F
period 2024-06-30
Lavoro Ltd
filed 2024-10-31
CIK 1945711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2024, the issuer had 116,608,329 Class A ordinary shares and 10,083,592 warrants to purchase Class A ordinary shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☐    No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐    No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes ☒     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Yes ☐    No ☒

TABLE OF CONTENTS
____________________________________
i

FREQUENTLY USED TERMS
Throughout this annual report, unless otherwise stated or unless the context otherwise requires, the term “the Registrant” refers to Lavoro Limited, a Cayman Islands exempted company, and the terms “we,” “us,” “our,” “the Company,” “our company,” “Lavoro” or “Lavoro Group” refer to Lavoro Limited together with its subsidiaries, composed of: Lavoro Agro Limited, Lavoro Merger Sub II Ltd., Lavoro Agro Holding S.A., or Lavoro Brazil, and its subsidiaries, Crop Care Holding S.A., or Crop Care, and its subsidiaries, and Lavoro Colombia S.A.S., or Lavoro Colombia, and its subsidiaries. Unless the context requires otherwise, all references to “our financial statements” mean the financial statements of the Registrant included herein.

In addition, in this document, unless otherwise stated or unless the context otherwise requires:
“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, entered into by the Registrant and the Sponsor on the Closing Date, pursuant to which that certain Registration Rights Agreement, dated as of August 13, 2021, was amended and restated in its entirety as of the Closing Date.
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
“Business Combination Agreement” means the Business Combination Agreement, dated as of September 14, 2022, as may be amended, supplemented, or otherwise modified from time to time, by and among TPB SPAC, the Registrant, First Merger Sub, Second Merger Sub, Third Merger Sub and Lavoro Agro Limited.
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
“First Merger” means the merger of First Merger Sub with and into TPB SPAC pursuant to the Business Combination Agreement, with TPB SPAC surviving as a directly wholly owned subsidiary of the Registrant.
“First Merger Sub” means Lavoro Merger Sub I Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Registrant prior to the consummation of the Business Combination.
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
“Sponsor” means TPB Acquisition Sponsor I, LLC, a Delaware limited liability company.
“Sponsor Letter Agreement” means that certain Sponsor Letter Agreement, dated August 13, 2021, by and among Sponsor, TPB SPAC and TPB SPAC’s directors and officers (as amended on September 14, 2022 and February 28, 2023 by and among the Sponsor, TPB SPAC, TPB SPAC’s directors and officers, Lavoro Agro Limited and the Registrant, and as further amended on March 22, 2023 by and among the Sponsor, Second Merger Sub (as successor to TPB SPAC), The Production Board, Lavoro Agro Limited and the Registrant).
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
“Third Merger” means the merger of Third Merger Sub with and into Lavoro Agro Limited pursuant to the Business Combination Agreement, with Lavoro Agro Limited surviving as a directly wholly owned subsidiary of the Registrant.
“Third Merger Sub” means Lavoro Merger Sub III Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Registrant prior to the consummation of the Business Combination.
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Overview
The Registrant was incorporated to become the holding entity of the Lavoro Group to effect the Business Combination. Prior to the consummation of the Business Combination on February 28, 2023, the Registrant had only nominal assets and liabilities and no material contingent liabilities or commitments and did not conduct any material activities other than those incident to its formation and certain matters related to the Business Combination, such as the making of certain required securities law filings. The Registrant continues not to have any assets other than its direct equity interests in its wholly-owned subsidiaries, Lavoro Merger Sub II Limited and Lavoro Agro Limited.
The Business Combination was accounted for as a capital reorganization. Under this method of accounting, TPB SPAC was treated as the “acquired” company for financial reporting purposes, and the Registrant was the accounting “acquirer.” The net assets of TPB SPAC were stated at historical cost, with no goodwill or other intangible assets recorded. The Business Combination, which is not within the scope of IFRS 3—Business Combinations, or IFRS 3, since TPB SPAC does not meet the definition of a “business” pursuant to IFRS 3, is accounted for within the scope of IFRS 2—Share-Based Payments, or IFRS 2. Any excess of fair value of the Registrant’s Ordinary Shares issued over the fair value of TPB SPAC identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.
The corporate reorganizations undertaken in connection with the Business Combination were accounted for using the predecessor method of accounting, and, as a result, our consolidated financial statements are presented “as if” the historical combined consolidated operations of Lavoro Brazil, Crop Care and Lavoro Colombia were the predecessor operations of the Registrant. Under the predecessor method, the historical operations of the Lavoro Group prior to our corporate reorganizations are deemed to be those of the Registrant. Thus, our consolidated financial statements reflect:
•the historical operating results and financial position of Lavoro Brazil, Crop Care and Lavoro Colombia on a combined basis prior to our corporate reorganizations
•the assets and liabilities of Lavoro Brazil, Crop Care and Lavoro Colombia at their historical cost; and
•the Registrant’s earnings per share for all years presented. The number of Ordinary Shares issued by the Registrant, as a result of our corporate reorganizations, is reflected retroactively, for purposes of calculating earnings per share in all prior years presented.
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
Our financial statements presented in this annual report are the consolidated financial statements of the Registrant. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. IFRS differs from the United States generally accepted accounting principles, or U.S. GAAP, in certain material respects and thus may not be comparable to financial information presented by U.S. companies.

Our audited consolidated financial statements as of June 30, 2024 and 2023 and for the three years in the period ended June 30, 2024, together with the notes thereto, included elsewhere in this annual report, are referred to herein as our audited consolidated financial statements or simply as our financial statements. Our financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on June 30. References in this annual report to a fiscal year, such as “fiscal year 2024,” or “FY24” relate to our fiscal year, the year ended June 30, 2024.
Reportable Segments
We have three reportable segments: Brazil Ag Retail (formely Brazil Cluster), which comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers and specialty products, in Brazil; Latam Ag Retail (formely LATAM Cluster), which includes companies dedicated to the distribution of agricultural inputs outside Brazil (primarily in Colombia); and Crop Care (formely Crop Care Cluster), which includes companies that manufacture and distribute our own portfolio of private label specialty products (i.e., biologicals, adjuvants, specialty fertilizers, and other specialty products), and import and distribute off-patent crop protection products. The table below sets forth the entities that comprised each of our three reportable segments as of June 30, 2024:

Brazil Ag Retail
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
Realce Distribuidora de Insumos Agrícolas Ltda.
Nova Geração Comércio de Produtos Agrícolas Ltda.
Lavoro Agro Holding S.A.
Floema Soluções Nutricionais de Cultivos Ltda.
Sollo Sul Insumos Agrícolas Ltda.
Dissul Insumos Agrícolas Ltda.
Casa Trevo Comercial Agrícola Ltda.
Casa Trevo Participações S.A.
CATR Comercial Agrícola Ltda.
Referência Agroinsumos Ltda

Brazil Ag Retail
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais (FIAGRO) - Direitos Creditórios
CORAM - Comércio e Representações Agrícolas Ltda.

Latam Ag Retail
Agrointegral Andina S.A.S.
Agroquímicos para la Agricultura Colombiana S.A.S.
Agricultura y Servicios S.A.S.
Cenagral S.A.S.
Grupo Cenagro S.A.S.
Servigral Praderas S.A.S.
Lavoro Colombia S.A.S.
Grupo Gral S.A.S.
Provecampo S.A.S.
Crop Care Colombia S.A.S.

Crop Care
Agrobiológica Sustentabilidade S.A.
Agrobiológica Soluções Naturais Ltda.
Perterra Insumos Agropecuários S.A.
Perterra Trading S.A.
Union Agro S.A.
Crop Care Holding S.A. (Brasil)
Araci Administradora de Bens S.A.
Cromo Indústria Química Ltda.
Acquisitions
As of the date of this annual report, we have completed the acquisition of the 27 following groups or companies since our inception: (1) Grupo Gral (comprising Agrointegral Andina S.A.S., Agroquímicos para la Agricultura Colombiana S.A.S., and Servigral Praderas S.A.S.); (2) Lavoro Agrocomercial; (3) Distribuidora Pitangueiras de Produtos Agropecuários S.A., or Pitangueiras; (4) Impacto Insumos Agrícola Ltda. (later merged into Lavoro Agrocomercial); (5) Agrovenci – Comércio, Importação, Exportação e Agropecuária Ltda., or Agrovenci; (6) Agrocontato Comércio e Representações de Produtos Agropecuários S.A. and PCO – Comércio, Importação, Exportação e Agropecuária Ltda., or Agrovale (which, together with Agrovenci, is referred to as the AGP Group); (7) Agricultura y Servicios S.A.S., or AgSe, and Fertilizantes Líquidos y Servicios S.A.S., or Fertilyser (which, together, are referred to as the AgSe Group); (8) Produtec Comércio e Representações S.A., or Produtec; (9) Agrobiológica Soluções; (10) Central Agricola Rural Distribuidora de Defensivos Ltda., or Central Agrícola; (11) Integra (as defined below); (12) Qualicitrus (as defined below); (13) América (as defined below); (14) Desempar (as defined below); (15) Cultivar (as defined below); (16) Cenagro/Cenagral (as defined below); (17) Produttiva (as defined below); (18) Union Agro (as defined below); (19) AgroZap (as defined below); (20) Nova Geração (as defined below); (21) Floema (as defined below); (22) Provecampo (as defined below); (23) Casa Trevo and CATR (as defined below); (24) Sollo Sul and Dissul (both as defined below), (25) Cromo Química (as defined below), (26) Referência Agro (as defined below), and (27) Coram (as defined below).

The following is a description of acquisitions completed in the fiscal years ended June 30, 2024, 2023 and 2022, and thereafter. For more information, see notes 22 and 33 to our audited consolidated financial statements included elsewhere in this annual report.
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
Acquisitions Completed in the Fiscal Year Ended June 30, 2024
On February 28, 2023, we entered into an agreement to acquire a 70% equity interest in Referência Agroinsumos Ltda., or Referência Agro, an agricultural inputs distributor doing business in the south of Brazil. The purchase price for this transaction (as adjusted) is R$102.1 million, of which R$67.1 million was paid on the closing date and R$35.0 million was paid one year after the closing date. The transaction closed on July 31, 2023. Because we acquired Referência Agro through our subsidiary Pitangueiras, we currently beneficially own 66.5% of Referência Agro.
On July 24, 2023, we entered into an agreement for the acquisition of CORAM - Comércio e Representações Agrícolas Ltda., (“CORAM”), establishing the terms and other conditions for its acquisition The acquisition was completed on November 30, 2023. The purchase price for this transaction (as adjusted) was R$$49.9 million, of which R$20.0 million was paid on the closing date and R$29.9 million is expected to be paid one year after the closing date. We currently indirectly own 72.17% of CORAM through Qualiciclo Agrícola S.A. which directly owns a 100% interest at CORAM.

Special Note Regarding Non-IFRS Financial Measures
This annual report presents our Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt , and Net Debt /Adjusted EBITDA Ratio, and their respective reconciliations for the convenience of investors, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present non-IFRS financial measures to aid the reader to evaluate our business, financial condition, results of operations and prospects.
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA is defined as (loss) profit for the year, adjusted for finance income (costs), income taxes current and deferred, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis, (iv) gain on bargain purchases, which are also related to purchase price allocation of past acquisitions; (v) listing and other expenses recognized in connection with the Business Combination, (vi) share-based compensation expenses, (vii) one-off bonuses paid out to our employees recognized across multiple quarters in the fiscal years ending June 30, 2023, and 2024, and (viii) expenses paid to Patria in relation to management consultancy services in connection with acquisition transactions. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the year.

We believe Adjusted EBITDA and Adjusted EBITDA Margin to be useful metrics for the reader, as (1) they are key indicators used internally by management to evaluate the performance of our day-to-day operations, and (2) provide additional information about trends in our operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results, as well as the effects of certain items or events that may be non-cash, and/or non-operational in nature, which management considers may hinder period-to-period comparability and obscure underlying performance of the Company. Since these measures are not explicitly defined under IFRS, our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may vary from that of other companies, including industry peers, affecting comparability.

Net Debt and Net Debt /Adjusted EBITDA Ratio
Net Debt is calculated as borrowings (current and non-current) plus payables for the acquisition of subsidiaries (current and non-current), obligations to FIAGRO quota holders, obligations to Agribusiness Receivables Certificates (CRA) quota holders (current and non-current), warrant liabilities and liability for FPA shares, less cash equivalents and restricted cash. Net Debt /Adjusted EBITDA Ratio, also a non-IFRS financial measure, is calculated as Net Debt divided by Adjusted EBITDA. We believe that Net Debt /Adjusted EBITDA Ratio is an important measure to monitor leverage and evaluate our financial position. With respect to Net Debt we subtract cash and cash equivalents from the IFRS measure, since these assets can be used to reduce our outstanding borrowings. Additionally, restricted cash is excluded from the IFRS measure as it is designated for the settlement of our FPA share liability. A limitation associated with using Net Debt is that it subtracts cash and equivalents and restricted cash and therefore may imply that there is less Company debt than the comparable IFRS measures indicate. We believe that investors may find it useful to monitor leverage and evaluate our financial position using Net Debt and Net Debt /Adjusted EBITDA Ratio, although these measures are not explicitly defined under IFRS.

The non-IFRS financial measures described in this annual report should not be viewed in isolation and are not a substitute for the IFRS measures of earnings. Additionally, our calculation of Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, and Net Debt /Adjusted EBITDA Ratio may be different from the calculation used by other companies, including our competitors in the agricultural industry, and therefore, our measures may not be comparable to those of other companies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, and Net Debt /Adjusted EBITDA Ratio to our (loss) profit for the year.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.5589 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”
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
•public health crises, such as the COVID-19 pandemic; and

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
•Climate change may have an adverse effect on agribusiness in Latin America and on us.
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
•The Lavoro Original Shareholders beneficially own approximately 84.8% of the outstanding Ordinary Shares, and control certain matters requiring shareholder approval. This concentration of ownership and voting power will limit your ability to influence corporate matters.
•As a foreign private issuer, we have different disclosure, Nasdaq corporate governance standards and other requirements than U.S. domestic registrants.

•The Ordinary Shares registered for resale represent a substantial percentage of our outstanding Ordinary Shares and the sale of such securities could cause the market price of our Ordinary Shares to decline significantly.
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
Our ability to continue to develop and grow our business, build proprietary distribution channels and generate revenues from product sales may be adversely affected by global economic conditions in the future, including instability in financial and credit markets, declining consumer and business confidence, fluctuating commodity prices and interest rates, volatile exchange rates and other challenges that could affect the global economy such as the changing financial regulatory environment. For example, our customers may experience deterioration of their businesses, cash flow shortages or difficulties obtaining financing, which could adversely affect the demand for our agricultural products and services. Changes in the prices of certain commodity products could result in higher overall costs along the agricultural supply chain, which may negatively affect our ability to commercialize our products due to a reduction in demand by our clients. Additionally, negative fluctuations in commodity prices could have an impact on growers’ purchasing decisions and negatively affect their ability and decisions to purchase our agricultural input products and services. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business and may not be able to anticipate or react to changing costs by adjusting our practices, which could cause our operating results to deteriorate. Any downturn in the global market or general economic conditions could have a material adverse effect on our results of operations, financial condition and business. See also “—Risks Relating to Latin America—Disruption or volatility in global financial and credit markets could have a material adverse effect on us.”
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
Climate change may have an adverse effect on agribusiness in Latin America and on us.
We are subject to risks related to climate change which are commonly grouped into physical risk and transition risk categories.
Physical risks include the impact that climate change could have on our operations, the operations of our customers, and our supply chain. The impact of climate change is uncertain and may be harmful due to changes in rainfall patterns and intensity, shortage of water, changes in sea levels, and changes in global temperature, significant changes in the presence, pressure and impact of diseases and pests on crops, among others. These physical impacts may vary depending on the location and intensity of climate events, comprising acute risks, including increased severity of extreme climate events, and chronic risks, deriving from long-term changes in climate patterns. These acute or recurrent physical impacts can cause significant losses to farmers in Latin America. It can increase the non-payment risk by current and future customers. Similarly, they may limit geographic expansion strategies in certain regions, and consequently require significant changes in our business strategy. We cannot assure you that any losses caused by climate change effects on the crops of our customers will be recovered, even in following seasons, considering current productivity standards. As a result, we may be materially adversely affected and our financial results may significantly vary each year. Physical risks from climate change may also result in operational or supply chain delays, depending on the nature of the event. These events may impact the demand for our products, availability and/or cost of resource inputs, materials or insurance or increase the costs to our operations.

Transition risks relate to the risk inherent in changing strategies, policies or investments as society and industry work to reduce the reliance on carbon and impact on the climate, and depend on political, regulatory, legal, technological, and market responses. Impacts of transition risks include, among other things, portfolio changes, policy constraints on carbon emissions, imposition of carbon pricing mechanisms and carbon taxes, enhanced reporting obligations, risks associated with investments in new technologies, costs to transition to lower emissions technologies, stranded assets, diminished access to capital and financing, water restrictions, land use restrictions or incentives, changing consumer behavior, needs and preferences, and market demand and supply shifts. There are also reputational risks associated with climate change including our stakeholders’ perception of our role in the transition to a lower- carbon economy.

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
Environmental and social concerns worldwide are continuing to rise. Tracts of land cleared for the harvesting of crops cause deforestation. To this effect, we do not control our customers or their environmental or other practices. A violation of environmental, health, labor, agricultural or other laws by our customers or business partners, or an environmental or public health incident at customer locations, including acts of deforestation, or any failure of these third parties to follow generally accepted ethical business practices, or even human rights violation concerning to labor conditions, could create negative publicity and harm our reputation. In addition, we may be required to seek alternative customers if these violations or failures were to occur. Although we conduct periodic due diligence of our customers’ compliance with environmental, health, safety, labor, agricultural laws or practices, we may be unable to detect related violations and our due diligence practices may not be sufficient to ensure our customers’ compliance with environmental laws or practices. Any conduct or actions that our customers could take could reduce demand for our products, harm our ability to meet demand or harm our reputation, brand image, business, financial condition or results of operations.

We operate in a competitive market. If we are unable to compete effectively, our financial results will suffer.
We currently face competition in the markets in which we operate. The market for agricultural inputs is competitive and evolving. The influence of the agricultural sector in Brazil and in other Latin American markets has been increasing, including in the Brazilian retail market of agricultural inputs, due to the creation of groups resulting from mergers and acquisitions, the entry of international players in Brazil and Latin America, and competition among farmer cooperatives. Additionally, agricultural inputs suppliers may intensify their strategy of making direct sales to farmers or even decide to progress in the value chain, becoming retailers of agricultural inputs. If we are unable to adapt to changes in the competitive landscape in the markets in which we operate, or intend to operate in the future, and this leads to loss of markets and/or difficulties in the operation of our business, our results of operations and business may be adversely affected.
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
We have experienced and expect in the near term to continue to experience rapid growth. Our revenue increased to R$9,392.3 million for the fiscal year ended June 30, 2024, from R$9,347.4 million for the fiscal year ended June 30, 2023, and R$7,746.5 million for the fiscal year ended June 30, 2022. Our growth has placed and will continue to place significant demands on our administrative, operational and financial resources.
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
•secure an adequate supply and quality of raw materials and agricultural inputs sold, as well as available sources of financing to implement our growth strategy;
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
We currently have distribution operations in Brazil, Colombia and Ecuador, and have a trading company in Uruguay. As part of our growth strategy, we intend to expand our operations by offering our services in additional international jurisdictions, including in Peru, Chile, Paraguay, Uruguay and other countries in South and Central America. We may not be successful in expanding our operations into these or other markets outside of Brazil, Colombia, Ecuador and Uruguay in a cost-effective or timely manner, if at all, and our products and services may not experience the same market adoption in such jurisdictions as we have enjoyed in the countries where we operate. In particular, the expansion of our business into new geographies may, depending on the local regulatory environment, require a commercial relationship with one or more local logistics providers or other intermediaries, which may prevent, delay or limit the introductions of our products and services in such countries.
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
While we generated revenue of R$9,392.3 million, R$9,347.4 million and R$7,746.5 million for the fiscal years ended June 30, 2024, 2023 and 2022, respectively, we generated a loss of R$785.0 million for the fiscal year ended June 30, 2024, a loss of R$218.7 million for the fiscal year ended June 30, 2023, and a profit of R$107.8 million for the fiscal year ended June 30, 2022. We intend to continue investing in our business, including with respect to acquisitions, our employee base, expanding our network of stores, sales and marketing, and development of the Lavoro Connected Farm digital solution; and general administration, including legal, finance and other compliance expenses related to being a public company. If these costs materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur losses and fail to maintain profitability.
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
We extend commercial credit to our customers in Brazil, Colombia and Ecuador, in some cases for extended periods of time, by permitting customers to pay for agricultural inputs through installments or deferred payments. Although this receivable is typically guaranteed, as our exposure to longer trade credit extended to our customers increases, we are increasingly exposed to the risk that our guarantees may not suffice to cover the outstanding balance on these receivables should some of our customers fail to pay us. Additionally, we become increasingly exposed to risk due to weather and agricultural input conditions, fluctuations in agricultural input prices, commodity prices or foreign currencies, and other factors that influence the price, supply and demand for agricultural commodities, to the extent such factors affect the sufficiency of our guarantees to cover our loss if our customers fail to repay us.
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
In the event of a significant appreciation of the price of the commodity provided for in the barter agreement, at the time of settlement of such agreement, farmers may consider diverting their production to other trading companies or customers, hence failing to deliver grains to us. In this case, we are required to purchase the commodity in the spot market and deliver it to the commodity trading company, or pay compensation to the commodity trading company in an amount equal to the difference between the commodity price between the time of delivery and the time of closing of the agreement (the so-called “washout risk”). Pursuant to the contractual arrangements governing these transactions, we may charge our customers for any losses we might incur in the case of such events.

Moreover, even though these agreements are settled physically (grains purchase and sale), we adopt IFRS 9 to designate, at initial recognition, such forward contracts as measured at fair value through profit and losses. The fair value of commodity forward contracts entered into with our customers and with commodity trading companies is estimated based on information available in the market and specific valuation methodologies, considering the contractual terms and the current market prices for such commodities. Such contracts are disclosed on a gross basis in our statement of financial position.
For more information on the accounting policy underlying our barter transactions, see note 11 to our audited consolidated financial statements included elsewhere in this annual report. See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk in Barter Transactions.”
If we fail to identify, develop and maintain relationships with a sufficient number of qualified suppliers, our ability to timely and efficiently access products that meet our standards for quality could be adversely affected, or we may experience an increase in the costs of our products that could reduce our overall profitability.
We buy the majority of the products we commercialize. Our ability to continue to identify and develop relationships with qualified suppliers and enter into exclusive or restrictive distribution rights agreements with suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner may be a challenge in the future. In the fiscal years ended June 30, 2024 and 2023, 15.3% and 9.1% of our distribution sales derived from products purchased from our top supplier, respectively. Our top ten largest suppliers accounted for approximately 64 % and 45%, respectively, in the fiscal years ended June 30, 2024 and 2023.
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

We may be adversely affected by the ongoing armed conflict between Russia and Ukraine and the Israel-Hamas conflict.
As a result of the current geopolitical tensions and armed conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability and prices of agricultural commodities and raw materials (including petrol, which would affect the price of agricultural inputs), energy prices, and our customers, as well as the global financial markets and financial services industry and the global supply chain in general, which has also been impacted by the COVID-19 pandemic.
From a supply point of view, Brazil is highly dependent on fertilizers imports, and Russia and Belarus hold a market share in Brazilian soil fertilizer imports of approximately 24% and 2%, respectively (a share which is higher for potash-based products), according to the Brazilian Ministry of Industry, Foreign Trade and Services. We currently buy all of our fertilizers from suppliers based in Brazil, but most of our fertilizer suppliers conduct or have conducted imports, to some degree, from sources in Russia and Belarus. Fertilizers represented approximately 22% of our revenues in the fiscal year ended June 30, 2024, compared to 21% of our revenues in the fiscal year ended June 30, 2023, following the increase in the total volume of fertilizers sold in Brazil in the 2023/2024 harvest when compared to the 2022/2023 harvest. We believe that the trend of rising fertilizer prices related to a supply risk has stabilized, while we do not currently expect material shortages of fertilizers to continue in the future and expect fertilizer consumption to grow going forward, no assurance can be provided in this respect.

NPK is an essential input for large-scale agriculture and we are focused on avoiding shortages as much as possible, seeking supply alternatives whenever necessary. This did not have a material adverse effect on our business during the fiscal year ended June 30, 2024, given that we had delivered substantially all soy and corn fertilizer for the harvest year, or during the fiscal year ended June 30, 2024.However, given current market conditions and the continuing military conflict between Russia and Ukraine, the volume of fertilizers sold by us may be adversely affected in the future, which may adversely affect our results of operations, in particular if we are unable to mitigate any relevant reduction in fertilizer sales volumes through measures such as price increases of other products. In addition, we may also be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future.

On October 7, 2023, the state of Israel was the target of an attack by terrorist group Hamas which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. Although the conflict is still developing, other world leaders have declared support to Israel, including through the commitment of funds and military personnel and capabilities. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, an increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

As of June 30, 2024, we did not have relevant direct or indirect exposure to Russia, Belarus, Ukraine or Israel through our operations, employee base, investments, suppliers or securities trading. However, such conflict may affect the global economy and its uncertainty may cause an increase of costs related to certain financial operations, such as hedge instruments, which may affect our financial results.

Such events could have an adverse effect on our business and financial performance, through increased worldwide inflation, increased costs of compliance, higher volatility in foreign currency exchange rates, and increases in provisions for expected credit losses for our clients that sell goods to Russia counterparties.

Disruptions of the supply or reliability of transportation services and/or changes in transportation service costs can affect our sales volumes and selling prices.
As of June 30, 2024, we transported 100% of our products to our customers via highways. Grains are also transported from our silos or from our clients’ sites to trading companies’ warehouses via highways. Considering the distance from the main agricultural regions in the locations where we operate, our operations primarily depend on the availability and reliability of logistics infrastructure in Latin America, especially truck transportation, to ensure that our agricultural inputs are delivered to our customers on time. Logistics bottlenecks as a result of poor highway conditions, which are aggravated during certain key planting periods, or resulting from adverse weather conditions or other causes, may delay or prevent the delivery of these products, adversely affecting the planting season of our customers and our relationship with them, which may adversely affect us.
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
We rely on agricultural inputs manufacturers to produce and supply agricultural inputs sold by us. Poor execution, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of agricultural inputs by these suppliers could adversely affect our availability of products. Such delays could adversely affect our ability to deliver agricultural inputs to farmers to meet their planting window. In addition, our production and transportation may be adversely affected in the event of customs delays. Our dependency upon timely agricultural inputs deliveries means that interruptions or stoppages in such deliveries, or delays or limitations with respect to seed production, could adversely affect our operations until alternative arrangements could be made. Such a delay would adversely affect our reputation and revenues. If we were unable to obtain the necessary agricultural inputs for an extended period for any reason, our business, customer relations, and operating results could suffer.

We may not be able to enter into cost-effective agreements with suitable agricultural inputs suppliers on acceptable terms. If any agricultural inputs supplier whom we engage fails to perform their obligations as expected or breach or terminate their agreements with us, or if we are unable to secure the services of such third parties when and as needed, it may adversely affect our business.

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
The activities of Agrobiológica, which are part of Crop Care, depend on the research and development of advanced technologies to be used in our biological products. As part of our research and development process, we require a highly qualified and experienced team, laboratories equipped to support basic research tests and the development of efficient industrial processes, investments in partnerships with research and development institutions, third-party service providers to support our efficacy and toxicological tests, storage equipment for our microorganism bank, and support from our agronomic team to carry out field tests with farmers. In addition, we must bear the costs of the regulatory process and launch and train our RTVs on the correct way to use our product.
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
Prior to the Business Combination, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. We are now subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess their effectiveness.

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to assess and report on the effectiveness of our internal control over financial reporting. As of June 30, 2024, our management concluded that our internal control over financial reporting are not effective. In addition, our independent registered public accounting firm, Ernst & Young Auditores Independentes S/S Ltda., audited the effectiveness of our internal control over financial reporting, as stated in their report as of June 30, 2024, which is included herein.

Our management and our independent registered public accounting firm identified a number of material weaknesses in our internal controls over financial reporting as of June 30, 2024. Specifically, (i) a material weakness relating to the identification, design, and execution of relevant controls to prevent and detect deficiencies in information technology, or “IT” that also affected the effectiveness of automated and IT-dependent controls, including lack of controls in place to monitor and oversee the completion of controls performed by a third-party; (ii) a material weakness in the ineffective design, implementation and operation of internal controls applicable across both entity and all transaction levels processes including the timely reconciliation of significant accounts and identification of necessary adjustments; and (iii) a material weakness relating to the design, implementation and execution of controls in the financial statement close process, including the lack of review of accounting implications arising from complex transactions as well as from the consolidation process. Furthermore, our business is exposed to risk from potential non-compliance with policies, employee misconduct, negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We are working on a remediation plan with respect to the material weaknesses identified above, adopting actions such as (i) implementing appropriate IT corrective measures and reassessing our internal control framework regarding the SAP S/4 Hana ERP to reduce the risk of potential inaccuracies in our consolidated financial statements, (ii) implementing the centralized ERP SAP S/4 Hana and enhancing our use of IT systems to reduce the efforts of documentation and retention of evidence for proper execution, (iii) reviewing our internal control matrices with the aim of improving their quality and effectiveness, in order to ensure compliance with the Sarbanes-Oxley Act (and the associated regulations issued by the SEC) and the Internal Control—Integrated Framework (2013) issued by COSO, and (iv) timely remediation of control deficiencies for the control environment to be effective for a sufficient period of time during the next fiscal year and the implementation of monitoring controls such as self-assessments and action plans to remediate deficiencies. There can be no assurance that we will achieve our targets or that our remediation efforts and actions we may take in the future will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our consolidated financial condition or results of operations, which could cause investors to lose confidence in our financial statements, and the trading price of our Ordinary Shares to decline. “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Material Weakness in Internal Controls and Remediation.”

Furthermore, in the future, in the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
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
We evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of June 30, 2024. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of June 30, 2024.
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
Our recent acquisitions may make it difficult for you to evaluate our business, financial condition, results of operations and prospects. Because the historical financial information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance. Our historical results of operations for the fiscal year ended June 30, 2024 are not directly comparable to our results of operations for the fiscal years ended June 30, 2023 and 2022 due to the effects of the acquisitions.
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
Finally, Colombian tax authorities have included additional taxes in different areas, such as taxes on financial transactions, financing rules for the General Budget of the Nation, increased tax rates on income and occasional profit. The Colombian government is also obliged by Law No. 2155/2021 to apply the Fiscal Rule which indicates that it must significantly reduce its fiscal deficit during the following years, seeking to ensure the sustainability of public finances, so that the debt limit is not exceeded. This, coupled with pressure from rating agencies, could lead to higher tax rates for our business and that of our borrowers. Changes in tax-related laws and regulations, and interpretations thereof, may affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions and eliminating tax incentives and untaxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in associated tax litigation, costs and penalties.

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
The agricultural inputs industry faces substantial regulatory risks and litigation. From time to time, we may be involved in major lawsuits concerning regulatory, intellectual property, biotechnology, torts, contracts, antitrust allegations, civil and tax claims and other matters, as well as governmental inquiries and investigations, including in connection with a criminal case involving our subsidiary Agrobiológica Soluções. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Pending and future lawsuits and governmental inquiries and investigations may have outcomes that may be significant to our results of operations in the period recognized or limit our ability to engage in our business activities. We have recorded reserves for potential liabilities where we believe the liability to be probable and reasonably estimable, in accordance with accounting requirements under IFRS. However, our actual costs may be materially different from this estimate. The degree to which we may ultimately be responsible for the particular matters reflected in the reserve is uncertain. We had provisions for civil, tax and labor contingencies amounting to R$14.0 million and R$8.8 million as of June 30, 2024 and 2023, respectively.
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
For more information, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Brazil—Data Protection and Privacy” and “Item 16K. Cybersecurity.”
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
Our operations are based in Latin America. For the years ended June 30, 2024 and 2023, 87.3% and 87.1% , respectively, of our revenues were attributable to our Brazilian operations. We expect to increase our sales in Brazil and other countries in South and Central America. As a result, our business is dependent to a significant extent upon the economic conditions prevalent in Brazil, as well as the other Latin American countries in which we currently operate, including Colombia, Ecuador and Uruguay, and in which we may seek to expand operations in the future, such as Peru, Chile, Paraguay and other countries in South and Central America.
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
•exchange controls and restrictions on remittances abroad and payments of dividends;
•modifications to laws and regulations according to political, social and economic interests;
•fiscal policy, monetary policy and changes in tax laws and related interpretations by tax authorities;
•economic, political and social instability, including general strikes and mass demonstrations;
•labor and social security regulations;
•energy and water shortages and rationing;
•public health crises, such as the COVID-19 pandemic;
•commodity prices; and
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
•In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. In September 2020, Moody’s maintained Brazil’s credit rating at Ba2 and with a stable outlook. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining the stable outlook. On May 25, 2021, April 12, 2022 and October 20, 2023, Moody’s reaffirmed Brazil’s Ba2 rating and stable outlook.
•Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2020, Fitch Ratings affirmed Brazil’s long-term foreign currency sovereign credit rating at BB- with a negative outlook. On December 14, 2021, Fitch further reaffirmed Brazil’s credit rating at BB-negative with a negative outlook. On July 14, 2022, while reaffirming Brazil’s credit rating at BB-negative, Fitch changed its outlook on Brazil’s credit rating to a positive outlook. On July 26, 2023, Fitch upgraded Brazil’s credit rating at BB and changed its outlook on Brazil’s credit rating to a stable outlook
Brazil’s sovereign credit rating is still rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A continuation or deterioration of sluggish macroeconomic conditions in the Brazilian economy and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Ordinary Shares to decline.
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
According to the IPCA, Brazilian inflation rates were 4.6%, 5.8% and 10.1% respectively, as of December 31, 2023, 2022 and 2021. Brazil may continue to experience high levels of inflation in the future and inflationary pressures may continue to lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Ordinary Shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015 to 4.50% as of December 31, 2018, as established by the COPOM. On February 7, 2018, the COPOM reduced the SELIC rate to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The COPOM reconfirmed the SELIC rate of 6.50% on May 16, 2018 and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The COPOM reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019 and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the COPOM reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020 and to 2.00% on August 5, 2020. On March 17, 2021, the COPOM raised the SELIC rate to 2.75% and further raised the SELIC rate to 3.50% on May 5, 2021, to 4.25% on June 16, 2021, to 5.25% on August 4, 2021, to 6.25% on September 22, 2021, to 7.75% on October 27, 2021, to 9.25% on December 8, 2021, to 10.75% on February 2, 2022, to 11.75% on March 16, 2022, to 12.75% on May 4, 2022, to 13.25% on June 15, 2022 and to 13.75% on August 3, 2022. On August 2, 2023, the Central Bank lowered the SELIC rate to 13.25%, and continued a pattern of reductions, reducing the rate again, to 12.75% on September 21, 2023, to 12.25% on November 2, 2023, to 11.75% on December 13, 2023, to 11.25% on January 31, 2024, and to 10.75% on March 20, 2024. However, on September 18, 2024, the COPOM reversed this trend, increasing the SELIC rate back to 10.75%, where it remains as of the date of this annual report.Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us, increase our indebtedness and, consequently, adversely affect the trading price of our Ordinary Shares.

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
Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. During 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a much higher rate than in previous years. Overall, in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, appreciating 16.5% to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.3080 per US$1.00. In 2018, the real depreciated 17.1% against the U.S. dollar, ending the year at an exchange rate of R$3.8742 per US$1.00 mainly due to lower interest rates in Brazil as well as uncertainty regarding the results of the Brazilian presidential elections, which were held in October 2018. In 2019, the real depreciated 4.0% against the U.S. dollar. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.1967 per US$1.00 on December 31, 2020, which reflected a 22.4% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.5805 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar since December 31, 2020. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.2177 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.8% appreciation in the real against the U.S. dollar since December 31, 2022. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.5589 per US$1.00 on June 30, 2024, which reflected a 14.8% depreciation in the real against the U.S. dollar since December 31, 2023. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.
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
Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, growth of 1.3% in 2017, growth of 1.8% in 2018, growth of 1.2% in 2019, a contraction of 3.3% in 2020 and growth of 5.0% in 2021, 2.9% in each of 2022 and 2023, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility, which could limit growth and ultimately have a material adverse effect on us.

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
The Lavoro Original Shareholders beneficially own approximately 84.8% of the outstanding Ordinary Shares, and control certain matters requiring shareholder approval. This concentration of ownership and voting power will limit your ability to influence corporate matters.
The Lavoro Original Shareholders control us through their beneficial ownership of approximately 84.8% of our outstanding Ordinary Shares (including 2,951,436 Vesting Founder Shares outstanding as of June 30, 2024). As a result, the Lavoro Original Shareholders are able to effectively control our decisions and are able to elect a majority of the members of our board of directors. The Lavoro Original Shareholders are also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses, and may cause us to make acquisitions that increase the amount of our indebtedness or outstanding ordinary shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of the Lavoro Original Shareholders on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests.
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
On June 11, 2024, we filed a registration statement on Form F-3, which registration statement, as amended, was declared effective by the SEC on July 29, 2024, or the Resale Registration Statement. The Resale Registration Statement relates, among other things, to the offer and sale from time to time by certain selling securityholders named therein, or the Selling Securityholders, of (i) up to 10,000,000 Ordinary Shares purchased by The Production Board in a private placement under the TPB PIPE Investment consummated in connection with the Business Combination at a purchase price of US$10.00 per Ordinary Share; (ii) up to 2,830,750 Ordinary Shares issued to certain Selling Securityholders in exchange for 2,830,750 SPAC Class A Ordinary Shares that were held by such Selling Securityholders pursuant to the Forward Purchase Agreements entered into in connection with the Business Combination at a purchase price of approximately US$10.00 per Ordinary Share; and (iii) up to 98,726,401 Ordinary Shares issued to the Lavoro Original Shareholders in exchange for securities of Lavoro Agro Limited based on a value of US$10.00 per Ordinary Share, however, these shares were issued in exchange for securities of Lavoro Agro Limited that were acquired by the Lavoro Original Shareholders at prices that equate to purchase prices of less than US$10.00 per share. In addition, the Resale Registration Statement relates to the issuance by us of up to 10,083,592 Ordinary Shares that are issuable by us upon the exercise of Warrants (including Warrants issued in exchange for SPAC Private Warrants and Warrants issued in exchange for SPAC Public Warrants).
Due to the significant number of SPAC Class A Ordinary Shares that were redeemed in connection with the Business Combination, the number of Ordinary Shares that the Selling Securityholders can sell into the public markets pursuant to the Resale Registration Statement may exceed our public float. Furthermore, the 121,640,757 Ordinary Shares registered for sale in the Resale Registration Statement (including Ordinary Shares underlying Warrants) exceed the total number of outstanding Ordinary Shares (116,608,329 outstanding Ordinary Shares as of June 30, 2024, prior to any exercise of the Warrants). In addition, the Ordinary Shares beneficially owned by the Lavoro Original Shareholders represent 84.8% of our total outstanding Ordinary Shares (including 2,951,436 Vesting Founder Shares outstanding as of June 30, 2024) and, subject to the lock-up restrictions described herein, these holders have the ability to sell all of their Ordinary Shares pursuant to the Resale Registration Statement so long as it is available for use. Given the substantial number of Ordinary Shares registered for potential resale by Selling Securityholders pursuant to the Resale Registration Statement (and the concentration of such Ordinary Shares among the Lavoro Original Shareholders in particular), the sale of Ordinary Shares by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of Ordinary Shares intend to sell Ordinary Shares, particularly the Lavoro Original Shareholders, could increase the volatility of the market price of our Ordinary Shares or result in a significant decline in the public trading price of our Ordinary Shares.
In addition, some of the Ordinary Shares that have been registered for resale were acquired by the Selling Securityholders for prices considerably below the current market price of the Ordinary Shares. On June 30, 2024, the closing price of our Ordinary Shares on Nasdaq was US$5.43 per share. Even if the current market price is significantly below the price at the time of the initial public offering of TPB SPAC, certain Selling Securityholders may have an incentive to sell because they have purchased their Ordinary Shares at prices significantly lower than our public investors or the current trading price of the Ordinary Shares and may profit significantly so even under circumstances in which our public shareholders or certain other Selling Securityholders would experience losses in connection with their investment. For example, the Lavoro Original Shareholders were issued 98,726,401 Ordinary Shares in exchange for securities of Lavoro Agro Limited based on a value of US$10.00 per Ordinary Share, however, these Ordinary Shares were issued in exchange for Lavoro Agro Limited Shares that were acquired by the Lavoro Original Shareholders in various rounds of capital increases at purchase prices as low as approximately US$3.47 per share. As a result, the Lavoro Original Shareholders may experience a positive rate of return on the securities they purchased due to the differences in their purchase price of Lavoro Agro Limited shares. Based on the closing price of our Ordinary Shares referenced above, the Lavoro Original Shareholders may experience a potential profit of up to US$2.49 per share. While the Lavoro Original Shareholders may experience a positive rate of return based on the current trading price of our Ordinary Shares, other Selling Securityholders may not. For example, The Production Board (in respect of their TPB PIPE Investment shares) and the FPA Investors (in respect of their Forward Purchase Agreement Shares) acquired our Ordinary Shares at an original purchase price of US$10.00 per Ordinary Share, or approximately US$4.57 greater than the closing price of our Ordinary Shares as of June 30, 2024. Similarly, the public holders of our securities may not experience a positive rate of return on the securities they purchase due to differences in the applicable purchase price and the trading price. Accordingly, as of the date of this annual report and based on the closing price of our Ordinary Shares referenced above, The Production Board (in respect of their TPB PIPE Investment shares), FPA Investors (in respect of their Forward Purchase Agreement Shares) and public holders of Warrants would not experience a profit if they decided to sell their Ordinary Shares (including Ordinary Shares issued upon the exercise of Warrants).
As such, public shareholders of the Ordinary Shares have likely paid significantly more than certain of the Selling Securityholders, in particular the Lavoro Original Shareholders, for their Ordinary Shares, and should not expect to see a positive return unless the price of the Ordinary Shares appreciates above the price at which such shareholders purchased their Ordinary Shares. For example, investors who purchased SPAC Shares or SPAC Warrants in the initial public offering of TPB SPAC at a price of US$10.00 per unit, or investors who purchase the Ordinary Shares on Nasdaq following the Business Combination at prices above US$5.43 per Ordinary Share would not, as of June 30, 2024, have experienced a similar rate of return on the Ordinary Shares they purchased due to differences in the purchase prices and the current trading price. In addition, sales by the Selling Securityholders may cause the trading prices of our securities to experience a decline. As a result, the Selling Securityholders may effect sales of Ordinary Shares at prices significantly below the current market price, which could cause market prices to decline further.
The restrictions on selling, limited public float and trading volume for our Ordinary Shares may make it difficult to sell your shares and may cause volatility in the price of our securities.
Historically, ownership of a significant portion of our outstanding Ordinary Shares has been concentrated in a small number of shareholders. The Ordinary Shares beneficially owned by the Lavoro Original Shareholders represent 84.8% of our total outstanding Ordinary Shares (including 2,951,436 Vesting Founder Shares outstanding as of June 30, 2024) and, are subject to lock-up restrictions as described herein. Consequently, our Ordinary Shares have a relatively small float and low average daily trading volume, which could affect a shareholder’s ability to sell our Ordinary Shares or the price at which it can be sold.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct a majority of our operations through our subsidiaries, outside the United States. Substantially all of our assets are located outside the United States, primarily in Brazil. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Latin American region could render you unable to enforce a judgment against our assets or the assets of our directors and officers.
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
On the Closing Date, our board of directors adopted, and our shareholders approved the assumption of the Lavoro Share Plan. As a result, we reserved for issuance the number of Ordinary Shares equal to the number of Lavoro Share Plan Shares under the Lavoro Share Plan, as adjusted in accordance with the Business Combination Agreement. In addition, on August 16, 2023 and September 27, 2023 our board of directors approved and adopted the Lavoro Equity Plan, which provides for the grant of restricted stock units to participants identified by our board. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we can also grant share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our business and results of operations. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Compensation.”
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
•the Ordinary Shares (including Ordinary Shares underlying Warrants) offered under the Resale Registration Statement exceeded the total number of outstanding Ordinary Shares as of June 30, 2024, and sales of a significant number of such Ordinary Shares could materially adversely affect the trading prices of our securities;
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
Risks Relating to Taxation
The Registrant may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Ordinary Shares or Warrants.
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
Based on the expected composition of the Registrant’s income and assets and the estimated value of the Registrant’s assets, the Registrant does not believe they were a PFIC for the taxable year ending June 30, 2024. However, because the Registrant’s PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of the Registrant’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Ordinary Shares from time to time, which could be volatile), there can be no assurances the Registrant will not be a PFIC for its taxable year ending June 30, 2024, or any future taxable year.
If the Registrant is a PFIC for any taxable year during which a U.S. Holder owns Ordinary Shares, the U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. Prospective holders of Ordinary Shares and Warrants should consult their tax advisers regarding the application of the PFIC rules to the Registrant and the risks of owning equity securities in a company that may be a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
Item 4.    Information on the Company
A.History and Development of the Company
The Registrant is an exempted company incorporated with limited liability in the Cayman Islands on August 25, 2022. The Registrant owns no material assets other than its direct equity interests in its wholly-owned subsidiaries, Second Merger Sub and Lavoro Agro Limited. In addition, the Registrant does not operate any business other than through its subsidiaries.
Business Combination
On the Closing Date, we consummated the previously announced Business Combination pursuant to the Business Combination Agreement, by and among us, TPB SPAC, First Merger Sub, Second Merger Sub, Third Merger Sub and Lavoro Agro Limited.
Pursuant to the Business Combination Agreement, on the terms and subject to the conditions set forth therein, on the date immediately prior to the date on which the Third Merger took place, substantially concurrently with and immediately after the closing of the TPB PIPE Investment, (i) First Merger Sub merged with and into TPB SPAC, with TPB SPAC surviving as a direct wholly owned subsidiary of the Registrant, and (ii) immediately following the First Merger, TPB SPAC, as successor in the First Merger, merged with and into Second Merger Sub, with Second Merger Sub surviving as a direct wholly owned subsidiary of the Registrant. On the Closing Date, Third Merger Sub merged with and into Lavoro Agro Limited, with Lavoro Agro Limited surviving as a direct wholly owned subsidiary of the Registrant.
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
As a result of the Business Combination, Lavoro Agro Limited has become a wholly owned direct subsidiary of the Registrant. On March 1, 2023, our Ordinary Shares and Public Warrants commenced trading on Nasdaq under the symbols “LVRO” and “LVROW,” respectively.
Due to the significant number of SPAC Class A Ordinary Shares that were redeemed in connection with the Business Combination, the number of Ordinary Shares that the Selling Securityholders can sell into the public markets pursuant to the Resale Registration Statement may exceed our public float. Furthermore, the 121,640,757 Ordinary Shares registered for sale in the Resale Registration Statement (including Ordinary Shares underlying Warrants) exceed the total number of outstanding Ordinary Shares (116,608,329 outstanding Ordinary Shares as of June 30, 2024, prior to any exercise of the Warrants). In addition, the Ordinary Shares beneficially owned by the Lavoro Original Shareholders represent 84.8% of our total outstanding Ordinary Shares (including 2,951,436 Vesting Founder Shares outstanding as of June 30, 2024) and, subject to the lock-up restrictions described herein, these holders have the ability to sell all of their Ordinary Shares pursuant to the Resale Registration Statement so long as it is available for use. Given the substantial number of Ordinary Shares registered for potential resale by Selling Securityholders pursuant to the Resale Registration Statement (and the concentration of such Ordinary Shares among the Lavoro Original Shareholders in particular), the sale of Ordinary Shares by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of Ordinary Shares intend to sell Ordinary Shares, particularly the Lavoro Original Shareholders, could increase the volatility of the market price of our Ordinary Shares or result in a significant decline in the public trading price of our Ordinary Shares.
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
Corporate Information
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and our principal executive office is Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo, SP, Brazil, 04548-005. Our principal website address is www.lavoroagro.com/en/. We do not incorporate the information contained on, or accessible through, our websites into this annual report, and you should not consider it a part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.
Recent Developments
New Financing Transactions
Subsequent to June 30, 2024, through the date of this annual report, certain of our Brazilian and Colombian subsidiaries entered into a number of financing agreements totaling an aggregate principal amount of R$337 million, with interest rates ranging from CDI Rate plus 2.35% to 23.14% and maturities ranging from September 2024 to October 2027, and COP$12,115 million, with interest rates ranging from IBR Rate plus 1.0% to 2.53% and maturities ranging from July 2025 to July 2029. These new financing transactions are in line with our business plan and reflect the seasonality of our business as the last quarter usually demands additional working capital.

Agribusiness Credit Rights Investment Fund (FIDC-Fiagro)

On August 2, 2024, we entered into an agreement to transfer receivables in the aggregate amount of R$310 million to Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais (FIDIC - Fiagro) an investment fund structure established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The proceeds from this issuance will be used to support our ongoing working capital needs and other general corporate purposes. This represents our second FIDC - Fiagro facility, following the inaugural R$160 million Fiagro established in 2022.The Fiagro fund was structured with 80% senior quotas bearing interest at a benchmark rate of return ranging from the CDI rate + 3.5% per year. The remaining percentage is paid on the subordinated quotas, which generate a benchmark return rate of CDI + 100% per year. The senior quotas are amortized semiannually over a three-year period, while the subordinated quotas are amortized at the maturity of the agreement.

B.Business Overview
Overview
We believe we are a leading player in the Latin America agricultural inputs retail market, with operations spread across Brazil, Colombia and Ecuador, and an agricultural inputs trading company in Uruguay.
We have three reportable segments: (1) Brazil Ag Retail, which comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers and specialty products, in Brazil; (2) Latam Ag Retail, which includes companies dedicated to the distribution of agricultural inputs outside Brazil (primarily in Colombia); and (3) Crop Care, which includes companies that manufacture and distribute our own portfolio of private label specialty products (i.e., biologicals, adjuvants, specialty fertilizers, and other specialty products), and import and distribute off-patent crop protection products.
As a result of our scale, differentiated business model, private label specialty products and digital solutions, we offer farmers a comprehensive portfolio of products and services. Our goal is to help our farmer clients succeed by providing omnichannel support throughout the crop cycle via our RTVs (Representante Técnico de Vendas), which are our technical sales representatives, our e-commerce platform and our Minha Lavoro smartphone application. We have a highly skilled and technical salesforce that provides high quality agronomic advisory services, generating value for farmers and, in turn, gaining their trust. With our proprietary database analysis, which is internally known as the Control Tower, we seek to acquire an intimate understanding of our farmer clients and to offer products and services tailored to their specific needs.
We occupy a central role in the agribusiness chain: providing small and medium-sized farmers the most suitable agricultural inputs and services to grow their crops at higher yields, which in turn improves their profitability. These small and medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage are typically not serviced directly by agricultural inputs suppliers. In Brazil, this segment of the market represents 65% of the cultivated land, whereas large farmers (owning more than 10,000 hectares) and micro farmers (owning less than 100 hectares) represent 15% and 20%, respectively, according to a 2017 census by IBGE. Our ag inputs retail operations focus on large farmers, who given their sizeable purchase volumes are typically directly serviced by agricultural inputs suppliers.
We have a broad geographical footprint in the countries where we operate. In Brazil, we operate in several states, with meaningful presence in the states of Mato Grosso, Paraná, Minas Gerais, Mato Grosso do Sul, Rio Grande do Sul, and São Paulo, key agriculture centers in the country. In Colombia, our presence extends to 26 states, where we believe we are a leading distributor of agricultural inputs. In May 2024, we entered the Ecuadorian inputs market by opening our first store under our Agrointegral brand. This move aligns with our long-term growth ambitions to enter other South and Central American countries, including Peru, Chile, and Paraguay. Our geographic diversification across the continent serves as a critical risk mitigant for our operations, particularly in relation to adverse weather events and the seasonality of specific crops. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Seasonality”.

_____________
Source: Company.
As of June 30, 2024, we have 223 physical stores, of which 187 are in Brazil, and 36 in Colombia. Our retail network represent a footprint covering approximately 150,000,000 acres in Latin America. With 1,101 RTVs dedicated to regularly visiting farmers, we monitor crop progress and provide a broad spectrum of advisory services, including crop planning, planting guidance, input selection, and product application recommendations. Lavoro considers these services crucial for driving sales conversion and building lasting client loyalty.

Understanding our customer needs and providing first rate agronomic and other services is a critical element to our strategy. Building loyalty and trust with small and medium-size farmers is what we believe enables us to gain market share over time. As such, we regularly monitor our performance by conducting an annual survey with our customers to evaluate our Net Promoter Score, or our NPS. For our latest survey in June 2024, we contacted around 27,000 customers across Brazil. This survey showed an overall NPS of 65 out of 100 for 2024, which was consistent and within the margin of error relative to our NPS of 66 in 2023. In this 2024 survey, on a scale from 1 to 10 (10 being the highest), 74% of our clients responded with a 9 or 10 as their likelihood of recommending us to a friend or colleague. Our goal is to reach and/or consistently remain a leader in client satisfaction and market share in the regions that we operate. To achieve this will require us to (1) continue to recruit and retain high performing RTVs, and continuously train them to operate at the highest level in terms of their technical and agronomic knowledge, (2) provide our RTVs with the requisite Customer Relationship Management (CRM) and business intelligence tools to improve their productivity and effectiveness of their client interactions, (3) retain our reputation as a reliable distributor of the most in-demand agricultural inputs at competitive prices.

Our plans of adding new differentiated services and providing value-add agricultural technology to small and medium-sized farmers, which are underserved at present, will further bolster our reputation as a “one-stop-shop” go-to retailer and improve our wallet share over time. Through our strategic partnerships with Pattern Ag and Stenon, we offer cutting-edge soil testing and analysis, enabling our agronomists to provide data-driven, tailored recommendations that support farmers in enhancing crop yields and profitability. We offer crop insurance to Brazilian farmers through partnerships with five insurance companies. The insurance product we offer, Agrícola Flex, provides productivity coverage for soybean, corn, and wheat crops. Commercial operations commenced in the first half of 2023, and during fiscal year 2024,

Maintaining a strong relationship with input suppliers is critical to the success of any agricultural inputs retailers in Latin America. In that respect, we have developed long-lasting relationships with the major agricultural inputs suppliers in the region. Our present scale relative to the rest of the agricultural retail landscape makes us a vital partner to our suppliers. In addition to distributing agricultural inputs from third-party suppliers, through our Crop Care segment we offer a portfolio of private-label specialty products and off-patent crop protection products.

In the fiscal year 2024, our product category mix as % of Inputs revenue across Brazil Ag Retail and Latam Ag Retail was 49% for crop protection products, 22% for fertilizers, 19% for seeds and 8% for specialty products.

_____________
Source: Company analysis for the fiscal year ended June 30, 2024.
(1)Other categories represent 2% the remaining inputs revenue mix.

In addition to personalized agronomic support and agricultural inputs, we offer clients flexible payment options. In Brazil, the majority of our revenue is generated by selling inputs on credit, with payments due at harvest in either local currency or through the delivery of grains and oilseeds. Contracts settling through future grain or oilseed deliveries are referred to as barter transactions. Barter transactions are important to our clients as a form of financing and risk management, as it allows them to use their future production output as currency to purchase agricultural inputs at planting. This barter contract financing method is a distinct feature of agribusiness in Brazil, especially within row crop farming, and has been prevalent in the region for over two decades.

The mechanics for these barter transactions are as follows. A contract (grain purchase agreement) is signed prior to the start of the crop planting season between us and our client. The contract stipulates the volume of the commodity to be delivered at harvest in exchange for Lavoro delivery of our input products during the planting period (the credit term is typically 7-9 months). The volume in this contract is determined such as to be equivalent to the negotiated value of the input products to be delivered by Lavoro, and is calculated based on the prevailing future price of that commodity on the signing date of that contract. The client’s main obligation is to deliver the agreed upon volume of commodities as a payment at a future date, and this obligation becomes our collateral in this transaction. Contemporaneously, we enter into a future commodity sale agreement with a commodity trading company, pursuant to which we agree to deliver the commodity to be received from our farmer client under the inputs sale transaction. This agreement is entered into for the same quantity and under the same terms as the contract between us and our client. Since we swap out the liability in-kind with trading houses, our exposure to commodity prices is limited. We also simultaneously fully hedge our foreign exchange exposure via futures and other derivative positions. In cases where this physical sale of the grains is not concluded with trading companies, we may enter into a derivative contract on commodity and futures exchanges such as CBOT, ICE, or B3, in an equivalent term associated with the physical grain purchases. This aims to mitigate our exposure to commodity price fluctuations. Consequently, we maintain these derivative contracts to naturally hedge against market volatility. As soon as the physical sale of the grains is concluded, the derivative contracts are promptly liquidated to realize the hedging gains or losses.
Barter transactions mitigate customer default risk by securing direct access to farmers' harvests as collateral. Clients engaging in this business model with Lavoro undergo a rigorous socio-environmental compliance verification process, aimed to ensure 100% adherence to our standards. This process occurs both during the pre-planting annual credit limit approval and at post-harvest grain delivery, following 20 criteria based on national laws and voluntary agreements. A digital platform cross-references hundreds of public databases, including georeferenced data, with information on farmers and farms.

Currently, 26,000 farmers and over 90,000 rural properties are monitored, with at least one verification per year. The primary goal is to prevent illegal deforestation within our supply chain and ensure that all commodities sold by Lavoro are legally sourced. This compliance aligns our operations with the EU Deforestation Regulation (EUDR), enhancing confidence among business partners and investors.

Barter transactions also function as a key commercial strategy, fostering client loyalty while enabling us to provide a wider range of high-quality products. For the fiscal year ended June 30, 2024, barter transactions accounted for 11.8% of our revenue, up from 6.8% in the fiscal year ended June 30, 2023.

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
The prices of agricultural inputs and crop prices (such as soybean and corn) are subject to volatility resulting from weather conditions, crop yield, transportation costs, storage costs, the Brazilian government agricultural policy, exchange rates and demand for these commodities in the international market, among other factors. If we are unable to pass rising costs on to our farmer clients, or the farmer barter exchange ratios for our clients worsen over time, the demand for our products and our margins may be affected, and we may face significant losses in our operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our operating results are highly dependent upon and fluctuate based upon business and economic conditions and governmental policies affecting the agricultural industry in which we or our customers operate. These factors are outside of our control and may significantly affect our profitability” and “—We may be adversely affected by the ongoing armed conflict between Russia and Ukraine and the Israel-Hamas conflict.”

Our History
We first began operations in August 2017 with the acquisition of the Gral Group based in Colombia, which positioned us as a leading retailer of agricultural inputs in the country. In December of the same year, we entered the market in Brazil, with the acquisition of Lavoro Agrocomercial, a prominent player in the agricultural inputs sales industry located in Mato Grosso. In aggregate, as of the date of this annual report, we have completed a total of 27 M&A transactions in the agricultural inputs market in Colombia and Brazil. The market continues to be fragmented, with several opportunities already mapped by our internal and experienced M&A team.
Additionally, since 2019, we began our verticalization strategy by developing and acquiring input suppliers that distribute products to Lavoro’s agricultural retail channel, as well as to third-party agricultural retailers and directly to large-scale farmers. Collectively, this business is called Crop Care. It began with the creation of Perterra, our own line of off-patent crop protection products. We further strengthened our vertical integration strategy by acquiring Agrobiológica Soluções Naturais Ltda., or Agrobiológica, an agricultural biological player, in 2020; Union Agro, a specialty fertilizer manufacturer and supplier, in 2021; and Cromo Química, a company specialized in the production of high-performance adjuvants, in 2023. As a result of these acquisitions, Crop Care has become one of the leading agricultural specialty inputs players in Brazil in a short period of time, and we continue to consolidate this position by developing our own line of products. Crop Care currently operates only in Brazil, with plans to expand to the rest of our footprint.
_____________
Source: Company analysis.
Note: As of June 2024

Our M&A Strategy

Despite our limited operating history as a consolidated company, we have a proven track record of successfully acquiring and integrating companies. Our expertise allows us to integrate targets within our platform in less than 12 months. Our centralized management model enables us to extract synergies from every transaction, including economies of scale in procurement of agricultural input products, inventory management, logistics and other general and administrative operations. Lavoro also leverages its proprietary credit scoring system to mitigate financial risk for revenue booked via short-term credit to its clients. In addition, with our central structure, we are able to centralize shared services, such as legal, accounting, information technology and human resources, to better integrate each company and bring efficiencies and improve our standard of service. Moreover, we have successfully executed our revenue synergy plan for the companies we have acquired by accelerating their organic growth.

The market in which we operate is still very fragmented and we believe we are one of the best positioned players to lead the industry consolidation. We have already completed 27 acquisitions since the start of our operations in 2017 and we have a fully dedicated M&A team with deep expertise in private equity and agribusiness.
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
Our primary ESG focus areas include food security, climate change, promoting sustainable agriculture, controlling deforestation, and upholding human rights within our value chain, including client operations in rural areas. As a signatory of the United Nations Global Compact (UNGC) in Brazil, we are committed to contributing significantly to achieving UN Sustainable Development Goals 2 (zero hunger), 8 (decent work and economic growth), 12 (responsible consumption and production), and 15 (life on land) through our operations. These priorities drive our dedication to regenerative and low-carbon agriculture, offering innovative biological solutions, low carbon inputs, and specialty fertilizers, such as foliar products and micronutrients.

We perform a comprehensive socio-environmental assessment for all operations governed by our Credit Policy. This assessment covers 20 environmental and social criteria outlined in a proprietary protocol, ensuring compliance with both national and international regulations and agreements. The analysis is executed entirely through digital platforms, utilizing georeferencing, artificial intelligence, and big data technologies. This integrated approach allows us to conduct credit and payment risk evaluations in conjunction with ESG risk assessments. Our primary objective is to prevent illegal deforestation within our value chain, aligning with our broader climate risk mitigation strategy.

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
Key Operating and Financial Information
We have delivered rapid growth and profitability. Between July 1, 2021 and June 30, 2024, our number of stores grew at a CAGR of 21% while our historical revenue grew at a CAGR of 36% during the same period.
Key Financial Metrics
The following table presents certain key financial performance metrics as of the dates and for the years indicated:

	As of and For the Fiscal Year Ended June 30,
	2024	2024	2023	2022
	(in US$)(1)	(in R$)
	(in millions, except as otherwise indicated)
Revenue	1,689.6	9,392.3	9,347.4	7,746.5
Gross margin(2)	14.2%	14.2%	18.5%	17.1%
(Loss) Profit for the year	(141.2)	(785.0)	(218.7)	107.8
Adjusted EBITDA(3)	49.4	274.5	787.9	505.4
Adjusted EBITDA Margin(3)	2.9%	2.9%	8.4%	6.5%
Net Debt(4)	207.5	1,153.6	862.8	619.2
Net Debt/Adjusted EBITDA Ratio(4)	4.2x	4.2x	1.1x	1.2x
Working capital/revenue(5)	0.1x	0.1x	0.2x	0.2x

_____________
N/A = Not Applicable.
(1)For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.5589 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”
(2)Gross margin is calculated as gross profit as a percentage of revenue for the year.
(3)Adjusted EBITDA is defined as (loss) profit for the year, adjusted for finance income (costs), income taxes current and deferred, depreciation and amortization. . We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis, (iv) gain on bargain purchases, which are also related to purchase price allocation of past acquisitions; (v) listing and other expenses recognized in connection with the Business Combination, (vi) share-based compensation expenses, (vii) one-off bonuses paid out to our employees recognized across multiple quarters in the fiscal years ending June 30, 2023, and 2024, and (viii) expenses paid to Patria in relation to management consultancy services in connection with acquisition transactions. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the year. For further information on Adjusted EBITDA and Adjusted EBITDA Margin, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our (loss) profit for the year.
(4)Net Debt is calculated as borrowings (current and non-current) plus payables for the acquisition of subsidiaries (current and non-current), obligations to FIAGRO quota holders, obligations to Agribusiness Receivables Certificates (CRA) quota holders (current and non-current), warrant liabilities and liability for FPA shares, less cash equivalents and restricted cash. Net Debt /Adjusted EBITDA Ratio, also a non-IFRS financial measure, is calculated as Net Debt divided by Adjusted EBITDA. For further information on Net Debt and Net Debt /Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt /Adjusted EBITDA Ratio.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Net Debt and Net Debt /Adjusted EBITDA Ratio to our borrowings.
(5)Working capital/revenue is calculated as working capital as a percentage of revenue for the year. Working capital is calculated as the sum of the balance (current and non-current) of trade receivables, inventories, advances to suppliers, taxes recoverable, and other assets less the sum of the balance (current and non-current) of trade payables, advances from customers, salaries and social charges, taxes payable and other liabilities.
Operational Data
The tables below show our main operating indicators as of the dates indicated:

	As of June 30,			2024-2023 Variation (%)	2023-2022 Variation (%)
	2024	2023	2022
Number of stores	223	220	193	1.4%	14.0%
Number of RTVs(1)	1,101	1,080	924	1.9%	16.9%
Number of employees(2)	3,767	3,778	3,379	(0.3)%	11.8%
Number of active clients(3)	77,133	74,562	63,924	3.4%	16.6%
_____________
(1)RTVs (Representante Técnico de Vendas) refer to our technical sales representatives for each of our retail stores, and who develop commercial relationships with farmers. Number of RTVs is calculated as the average number across quarters within the fiscal year.
(2)Includes number of RTVs.
(3)Number of active clients refers to the total number of small and medium-sized farmers and retailers, classified as active in our records during the fiscal year, based on our current customer tracking methodology.
Our Strategy
Execute our strong M&A pipeline to boost growth
Despite recent M&A activity in the agricultural inputs market, especially in Brazil, the market remains very fragmented. In Brazil, 89% of independent agricultural inputs distributors are controlled by their founders, and approximately three-quarters of such distributors mentioned they would be open to M&A discussions according to a 2019 survey by ANDAV. Our dedicated and specialized M&A team constantly monitors our industry, analyzing strategic opportunities to acquire businesses that complement ours and generate shareholder value. We pursue acquisitions of businesses with potential for growth and synergy, as well as businesses that enable our digital transformation. However, we may not be able to identify appropriate acquisition, partnership or joint venture targets in the future, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to successfully negotiate or finance such future acquisitions, partnerships or joint ventures successfully or on favorable terms, or to effectively integrate acquisitions into our current business, and we may lose clients or personnel as a result of any such strategic transaction.
We are increasingly seeking to consolidate our leadership position in the agricultural inputs sales sector in Latin America, mapping potential new acquisitions located largely in the Brazilian states of Minas Gerais, Goiás, Santa Catarina, and Rio Grande do Sul, as well as in Colombia, Chile, Peru, Paraguay, Uruguay, and other countries in South and Central America.

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
Consideration paid during the year ended June 30, 2024, net of cash acquired, was R$231.9 million which includes installment payments for acquisitions completed in previous years in the amount of R$179.1 million (R$162.3 million on June 30, 2023, which includes payments for acquisitions made in previous years in the amount of R$106.8 million). For more information on the accounting policy underlying acquisition of subsidiaries, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Continue our organic growth strategy
We intend to continue expanding our network of stores to increase our physical presence in the regions where we operate. This approach is exemplified by our recent entry into Ecuador in May 2024, where we began operations under the Agrointegral brand, our Colombian subsidiary. To open a new store, we study the regional agricultural production potential, our current store reach, the competitive dynamics in each region, and where we can add value. We expect to continue opening new physical stores in the coming years, both through organic growth and strategic acquisitions. We plan to continue expanding our RTV salesforce by recruiting experienced RTVs from competitors and by hiring and training recent graduates, which we expect to positively contribute to our organic growth.
Vertically integrate via private label to further expand margins
Our Crop Care business was created in 2019 and has shown an attractive growth trajectory to date, driven by both organic and inorganic growth drivers, with significant revenue growth between 2021 and 2024 (from R$46.8 million in the fiscal year ended June 30, 2021 to R$749.2 million in the fiscal year ended June 30, 2024).

Our Crop Care is comprised of: (1) the import and production of selected off-patent crop protection products via Perterra; (2) the production of biological products via Agrobiológica; and (3) the production of specialty fertilizers and adjuvants, via Union Agro and Cromo Química.
We see great potential in our Crop Care, and especially in our biological products, as Brazil’s tropical weather and particular soil characteristics subject farmers to a high proliferation of pests that need to be controlled. Additionally, Brazil and various other regions of Latin America have two to three crop cycles per year, a low crop rotation, and the repetitive use of the same crop protection products, such that pests there are becoming more resistant to traditional agrochemical products. This situation is unique to Brazil and various other regions of Latin America. It’s worth noting that these dynamics are different than those in the Northern Hemisphere where the winter snow tends to sterilize the soil, fewer crops are grown in a year, and there is greater prevalence of crop rotation. As such, there is a particular need in the Latin American market, especially in Brazil, for new and more effective crop protection products. A key benefit of biological products is that they do not have the same loss in efficacy in eliminating pests as is the case with traditional agrochemical crop protection products.
In early 2022, Agrobiológica, our agricultural biological fertilizer company within Crop Care, acquired a site in the State of São Paulo state to significantly expand its production capacity and establish a research and development hub aimed at broadening its product portfolio. The site, located in the strategically positioned city of Itápolis, spans approximately 49 hectares and is set to become one of the largest biomanufacturing facilities in Latin America, strategically situated near major agricultural hubs. Additionally, the center will serve as a training and development hub to enhance the skills of professionals in the bioinputs supply chain, ensuring that farmers receive comprehensive support and guidance in adopting these technologies. The cumulative investment in this acquisition, most of which has already been disbursed, is expected to reach approximately R$100 million by 2025. The Itápolis biofactory is scheduled to begin operations in late 2024, with product commercialization anticipated to commence during the next harvest season.

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
Our Crop Care products have a higher margin than our traditional agricultural input products for two reasons. First, biological products and specialty fertilizers are differentiated products (“specialty products”), and command a higher average price due to their improved results for farmers. Second, given our vertical integration in the specialty products market (where we produce these products in our owned manufacturing sites), we believe we are able to capture the manufacturer margin in addition to the distribution margin, which are additive for us.
We intend to further expand our Crop Care product portfolio by developing new biological products through R&D, continuing to apply and obtain new product registrations with Brazilian regulators which allows us to import additional off-patent crop protection products, and acquiring other specialty fertilizer and biological companies.
Crop Care products are sold both to our owned agricultural inputs retail distribution channel, as well as to third-party agricultural retail distributors.
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
We have a prominent leadership position in the Latin American agricultural inputs retail market.
We believe we are the largest agricultural inputs retailer in Brazil as of the end of the crop year 2024 ending in June according to our internal analysis based on third-party research, and excluding fertilizers as an input. We are also the top customer of four of the five largest crop protection and seeds suppliers in Brazil. Our scale brings with it competitive advantages that are especially relevant in a market characterized by high fragmentation and a large prevalence of small local resellers. Our centralized back-office operations are located in Curitiba, Brazil, where we consolidate integrated planning, logistics and storage services activities for our entire regional network of stores are consolidated.
However, we are subject to risks relating to our significant presence in Latin American countries. Latin America has experienced, and may continue to experience, adverse economic or political conditions that may impact our business, financial condition and results of operations (in particular due to governmental intervention, inflation, exchange rate instability, and disruption or volatility in global financial and credit markets). In addition, as part of our growth strategy, we intend to expand our operations by offering our services in additional international jurisdictions, including in Peru, Chile, Paraguay, Uruguay and other countries in South and Central America. We may not be successful in expanding our operations into these or other markets outside of Brazil, Colombia, Ecuador and Uruguay in a cost-effective or timely manner, if at all, and our products and services may not experience the same market adoption in such jurisdictions as we have enjoyed in the countries where we operate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”
We are highly diversified across geographies, clients, suppliers and crops.
Our stores and RTVs are located across Brazil, Colombia and Ecuador. We intend to expand our stores and RTVs to cover most of Latin America. We have a multi-product and multi-brand approach, which enables us to cater to numerous small and medium-sized farmers across many regions and have exposure to a wide variety of crops, including soybean, corn, potato, and rice. This wide-ranging sales network is reflected in our customer segmentation: our top 100 clients represented only 10% of our sales in the fiscal year ended June 30, 2024 (19% in the fiscal year ended June 30, 2023).

Geographic diversification

Client diversification

Supplier diversification
_____________
Source: Company.
Note: Charts consider the breakdown in the fiscal year ended June 30, 2024 of agricultural inputs revenue, but excludes revenues from our Crop Care segment.
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
Our training aims to develop the best RTVs in the market, which translates into satisfied and repeat customers. These long-term relationships are fully reflected in our NPS score. In June 2024, we conducted an NPS survey where we contacted around 27,000 customers across 183 stores and 27 subsidiaries. This survey showed an overall NPS of 65 out of 100 for 2024, which was consistent and within the margin of error relative to our NPS of 66 in 2023. In this 2024 survey, on a scale from 1 to 10 (10 being the highest), 74% of our clients responded with a 9 or 10 as their likelihood of recommending us to a friend or colleague. These results are a testament to our client satisfaction and strong brand.

We would not have received such results without our dedicated and engaged team of employees. In our latest employee survey, approximately 2,250 respondents, or approximately 78% of our employees, helped us receive a Great Place to Work ® (GPTW) certification in 2023 (valid through June 2024).

We empower our clients with tailored solutions through our vertically integrated Crop Care offerings.

Our Crop Care, established in 2019, has become a significant contributor to our competitive advantage and revenue growth, increasing from R$46.8 million in the fiscal year ended June 30, 2021, to R$749.2 million in the fiscal year ended June 30, 2024, and representing 21.4% of Lavoro’s consolidated gross profit in the same period.

Crop Care exemplifies our strategic focus on leveraging product development and cross-selling synergies within our operations. By offering a proprietary portfolio of specialty products, including biological inputs and specialty fertilizers, we provide high ROI solutions tailored to the unique agricultural challenges of Latin America. Our integrated approach enhances our ability to meet diverse farmer needs, strengthens our competitive position through higher-margin products, and complements our agricultural retail network. The synergy between Crop Care and our retail operation in Brazil ensures we deliver innovative, effective, and environmentally sustainable products, driving both profitability and long-term growth.

_____________
Source: Company.

We expect to be able to continue delivering strong growth, driven by a proven M&A integration strategy and organic expansion capabilities.

We have a clear track record of acquiring quality assets at an attractive valuation. Since the beginning of our operations in 2017, we have completed 27 acquisitions, as shown in the following figure.
_____________
Source: Company. For a description of our acquisitions, see “Presentation of Financial and Other Information—Our Financial Statements—Acquisitions.”
(*)As of the date of this annual report.

Besides purchasing other companies, we also have the unique ability to significantly accelerate our newly acquired assets’ growth post-acquisition. Between fiscal year 2018 and fiscal year 2024, the revenue CAGR of our acquired companies was on average over two times greater than their respective revenue CAGR for years preceding the transaction’s closing.

Our M&A team is made up of qualified and experienced professionals who are well versed in the intricacies of the agribusiness industry. This allows us to have our own proprietary “deal flow,” avoid competitive bidding processes, and negotiate acquisitions at attractive valuation multiples. Given our experience integrating over 27 acquisitions since 2017, we have developed and continue to create value creation levers and internal management improvements, to generate further operational efficiencies and organic expansion.

We empower our farmer clients with cutting-edge agricultural technologies and innovative solutions.

We are dedicated to enhancing the productivity and profitability of agricultural operations by integrating cutting-edge technologies into our services. Through strategic partnerships with leading agricultural technology companies, we provide our clients with advanced soil testing and analysis tools. These technologies not only enable farmers to make data-driven decisions that optimize crop yields and reduce input costs but also enhance our inside sales team’s ability to offer tailored recommendations and more precise inputs.

Our approach ensures that our RTVs can better address the specific needs of each farmer by utilizing the most relevant and effective solutions. This targeted support allows us to deliver higher value to our clients, improving their farming practices and ensuring that our solutions meet their exact requirements.

Additionally, we address the growing need for risk management in agriculture through our platform, Lavoro Seguros, which offers comprehensive agricultural insurance coverage. By partnering with top insurance providers, we offer customized protection against climate-related impacts and other risks, helping farmers maintain resilient and sustainable operations.

By combining advanced technological solutions with robust risk management services, we ensure our clients have access to the most effective and comprehensive tools available. This integrated approach not only enhances the efficiency of our clients’ operations but also solidifies Lavoro’s position as a trusted partner delivering high-value solutions tailored to diverse agricultural needs.

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
Agrochemicals and Pesticides: Companies that perform activities with agrochemicals are subject to the requirements provided in Law No. 14,785/2023 and Decree No. 4,074/2002. Establishments that produce, formulate, manipulate, export, import, sell, or provide services in connection with the application of agrochemicals and pesticides must register with the relevant local (state or municipal) agricultural office and must have a technician duly enrolled with the relevant professional council in charge of its activities. In addition, agrochemicals and pesticides can only be produced, manipulated, imported, exported, bought or sold in Brazil upon prior registration with MAPA.
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
The lack of environmental licenses to construct, implement, operate, expand or enlarge an enterprise or activity that causes significant environmental impact subjects the wrongdoers to criminal and administrative sanctions, despite the legal obligation to remedy the eventual damages caused. In the administrative sphere, the legislation in force authorizes the imposition of fines ranging from R$50.00 to R$150 million, among other penalties such as warning, embargo, full or partial suspension of the activities and demolition. Please notice that these sanctions are also applicable in case the entrepreneur fails to comply with the technical conditions established in the related environmental license.
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
Regulation of Chemical Pesticides
The following are among the resolutions that govern chemical pesticides for agricultural use in Colombia:
•MADS Resolution N°. 1,675/2013: lists the requirements for management plans for the return of post-consumer pesticide products;
•CAN Decision N°. 804/2015: the Andean Community standard for the registration and control of chemical pesticides for agricultural use;
•MADR Decree N° 1,071/2015: a regulatory decree that governs the Colombian administrative, agricultural and rural development sector;
•MADR Decree N°. 780/2024: adds 26 section to segment 14 of the 2nd book of the decree No. 1071/2015;

•ICA Resolution N° 2,075/2019: enacts an Andean Community technical manual for the registration and control of chemical pesticides for agricultural use;
•Decree 1076/2019 – VII Title: establishes environmental measures for chemicals usage, as well as related hazardous waste and its disposal, to protect human health and environment;

•ICA Resolution N° 75486/2020: establishes requirements and procedures for the registry or expansion of chemicals and biologicals for agricultural usage through the historical mechanism of usage;

•ICA Resolution N° 17822/2022: modifies #1 annex of the ICA Resolution 75486/2020;

•ICA Resolution N° 75,487/2020: governs the gradual implementation of the United Nations Globally Harmonized System of Classification and Labelling of Chemicals;
•ICA-ANLA-INS Joint External Circular N° 2/2020: joint guidelines for modification of registrations of chemical pesticides for agricultural use; and
•ICA Resolution N° 76510/2020: Establishes requisites for technical departments’ registration for agricultural inputs (chemicals, biologicals, adjuvants, fertilizers and soil amendments) efficiency trials execution.

Regulation of Fertilizers
The following are among the resolutions that govern fertilizers for agricultural use in Colombia:
•ICA Resolution N°. 150/2003: enacts technical regulations for fertilizers and soil conditioners;
•ICA Resolution N° 0968/2010: modifies resolution 150/2003. Modifies articles 14, 26, 29 and 33, as well as annexes 8 and 10;

•ICA Resolution N° 68,370/2020: sets forth the requirements for the registration of producers, packers, importers and technical departments of biological agricultural input agronomic efficacy tests for agricultural use, as well as the requirements for the registration of biological agricultural inputs for agricultural use;
•ICA Resolution N° 24516/2022: modifies article N° 29 on ICA Resolution 68370/2020;

•ICA Resolution N° 76510/2020: establishes requisites for technical departments registration for agricultural inputs (chemicals, biologicals, adjuvants, fertilizers and soil amendments) efficiency trials execution; and

•ICA External Circular N° 4/2020: sets forth procedures to update company and product registration for all holders of current registrations of biological agricultural inputs for agricultural use.
Regulation of Seeds
The following are among the resolutions that govern seeds for agricultural use in Colombia:
•ICA Resolution N° 3,168/2015: regulates the production, import, sale and export of genetically modified seeds in Colombia, and the registration of agronomic evaluation and research units relating to plant breeding;
•ICA Resolution N°. 3,888/2015: amends the foregoing resolution; and
•ICA Resolution 40207/2018: extends ICA Resolution N° 3,168/2015.

Supplementary Standards
The following are among the resolutions that govern chemical pesticides for agricultural use in Colombia:
•INS Resolution N° 10,834/1992: broadens the categories and criteria for the toxicological classification of pesticides;
•Law N°. 253/1996 and Law N°. 1,623/2012: enacts and modifies, respectively, the Basel Convention on the control of transboundary movements of hazardous waste and its disposal, which includes ordinary waste resulting from the production and use of biocides and phytopharmaceutical products;
•Presidential Decree N°. 1,609/2002: establishes technical and safety requirements for the handling and motorway transportation of dangerous products in Colombia;
•Law N°. 822/2003: establishes the requirements and procedures for the registration, control and sale of generic agrochemicals in Colombia, including their technical grade active ingredients and their formulations, to minimize the risks of contamination, to human health and to the environment;
•MADR Decree N°. 1,071/2015: a regulatory decree that governs the Colombian administrative, agricultural and rural development sector;
•ICA External Circular N°. 1/2019: sets forth measures for the import of raw materials and finished products;
•ICA Resolution N°. 11,768/2019: governs the reentry period following the application of chemical pesticides for agricultural use in Colombia; and
•ICA Resolution N°. 2,039/2020: sets forth the rates and formulas for the calculation of environmental management evaluation and monitoring services, and details the ANLA’s purview and monitoring instruments.
Industry Overview
We currently have distribution operations in Brazil, Colombia and Ecuador, and have an agricultural inputs trading company in Uruguay. Brazil is a world powerhouse in agriculture that produced 299 million tonnes of grains in the 2023/24 harvest (according to Conab, August 2024). Colombia, with its significant local market, is renowned as a global leader in flower and coffee production, while Ecuador is notable for its strong position in the global flower industry, particularly roses, and has a growing sector for bananas and other tropical crops. The combined planted area across these countries totals approximately 90 million hectares, reflecting a consistent growth trajectory in the agricultural sector.

We seek further growth opportunities in other countries in South and Central America, such as Chile, Peru, and Paraguay, as well as Uruguay, where we currently have an emergent company. These countries, which together account for 11.4 million hectares of arable land according to the World Bank, have important local agricultural markets.
Brazil’s Agricultural Sector in a Global and Local Context
Overview
The Brazilian agricultural sector has experienced significant growth in the past decade, with the total grain planted area growing by 3.4% per year during the 2014-2024 period, reaching 79.7 million hectares in 2024, according to Conab. This total planted area in Brazil is approximately 79% of that of the United States, with 93 million hectares in 2023/24 harvest according to the USDA. This places Brazil among the top nations globally in terms of harvested area.

Harvested Area by Country (Top Countries), Millions of Hectares
_____________
Source: USDA (23/24 Harvest).
Note: The agricultural commodities included in the calculation are barley, corn, cotton, millet, mixed grain, oats, palm kernel, cottonseed, peanut rapeseed, soybean, sunflower seed, rice, rye, sorghum and wheat.

Exports of Row Crops (M tons)’

Exports of Row Crops (M tons)

_____________
Sources: USDA.
Note: The agricultural commodities included in the calculation are barley, corn, cotton, millet, mixed grain, oats, oil, palm kernel, cottonseed, peanut, rapeseed, soybean, sunflower seed, rice, milled, rye, sorghum and wheat.

According to the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária), a Brazilian state-run agricultural research agency, Brazil accounted for 8% of global grain production in 2020, while the country’s exports of grains and oilseeds fed approximately 9% of the world’s population in 2020.
Despite a large amount of area already under cultivation, Brazil has plenty of additional room to increase farm production. According to MAPA, there are an additional 47.3 million hectares of natural pastureland which could be converted to planted area, mostly from cattle-breeding areas, representing an additional 56.4% in further potential for agricultural activity.
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
Total Planted Area for All Brazilian Agricultural Production, Millions of Hectares by State, 2023

State	Planted Area (in millions of hectares)	Share of Country-wide Planted Area (%)
Mato Grosso (MT)	19.1	23%
Paraná (PR)	11.4	13%
Rio Grande do Sul (RS)	10.2	12%
São Paulo (SP)	8.3	10%
Goiás (GO)	7.6	9%
Mato Grosso do Sul (MS)	6.9	8%
Minas Gerais (MG)	5.1	6%
Bahia (BA)	3.2	4%
Tocantins (TO)	1.9	2%
Maranhão (MA)	1.9	2%
Piauí (PI)	1.8	2%
All other states	7.6	9%
Total	85.0	100%
_____________
Source: IBGE (2023).
Corn and soybean are the country’s two principal crops and accounted for 67.0 million hectares, or 84%, of grain planted area in Brazil during the 2023/24 harvest, according to Conab. The planted area devoted to these two crops has grown at a rate of 4.3% and 2.8% per year, respectively, between 2014 and 2024, according to Conab, faster than the pace of broader agricultural expansion in Brazil. The 2023/24 Brazilian grain harvest reflected a total volume of 299 million tonnes, setting a record for the biggest crop Brazil has ever had, according to Conab. This reflects positively on the economics of farmers, which supports the growth in demand for agricultural inputs.

In the 2023/24 harvest, 46.0 million hectares of soybeans were planted, generating 147.4 million tonnes of soybean grain, according to Conab. States with the largest soy output consist of Mato Grosso (27%); Rio Grande do Sul (13%), Paraná (12%); Goiás (11%), and Mato Grosso do Sul (8%), according to Conab (Aug-24). In the same year, 20.9 million hectares of corn were planted in Brazil, with production amounting to 115.6 million tonnes (of which 78% were produced in the second harvest, known as the safrinha). Five Brazilian states contributed approximately three-quarters of the 115.6 million tonnes volume: Mato Grosso (42%); Paraná (13%); Mato Grosso do Sul (7%); Goiás (9%) and Minas Gerais (5%), according to Conab (Aug-24).
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
Farmers’ perceptions of agricultural commodity price trends, production costs, credit availability, and level of competition with other major global row crop exporters all factor into the perceived profitability of planting a given crop. All else equal, at the start of a crop cycle, if our farmer clients are more optimistic of their profitability for the upcoming season, based on the relative spread of prevailing crop future prices and their projected inputs spend and operating expenses, they will purchase higher volumes of inputs with a higher mix towards premium products (i.e., higher average selling price) as they aim to maximize their crop yields. Examples of this may include purchasing high performance seeds, selecting biologicals, specialty fertilizers and premium forms of crop protection chemicals, or more intensive application of fertilizers to their land. Conversely, a less favorable financial standing or projected profitability may lead farmers to lower their spend on inputs, both in terms of volume and average mix of premium products. These purchasing decisions, in turn, impact the financial performance of agricultural inputs retailers. This is primarily expressed in terms of total revenues and gross profit collected over a given season, while product mix also has a significant impact on gross margin generated.
Farmer Profitability (R$ / hectare) in Key Brazilian States for Lavoro, 2024E

_____________
Source: Company analysis based on data from Veeries (August 2024).
Brazilian farmer economics in Mato Grosso and Paraná, two key states for Lavoro in Brazil, have improved significantly in recent years (with the exception of 2021/22 in Paraná). The estimated profits per hectare in MT, for example, have more than doubled in the 2020/21 and 2021/22 harvest years in comparison with the 2018/19 harvest year. This means that Brazilian farmers are generating more profit from the land they utilize and are able to afford more and higher quality inputs for future harvests. On the other hand, the forecast for the 23/24 season is less favorable for MT, as a result of the decrease in grain prices.
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
The barter exchange rate (relações de troca) measures how much crop needs to be pledged for a given set of agricultural inputs. For example, the data provided below shows the number of bags of soybeans needed to receive a fixed package of agricultural inputs in return. The barter rate is calculated by dividing input prices by crop prices. Greater volatility in the barter exchange rate of agricultural inputs is caused by larger fluctuations in its global prices. In the 2023/24 harvest, for example, barter rates are expected to remain elevated, similar to 2022/23, due to the increased cost of inputs.
Soybean Barter Exchange Rate in Mato Grosso, Brazil

30
25
20
15
10
5
-
bags/hectare
23.0
22.0
25.0
25.0
25.0
25.0
20.0
17.0
28.0
27.0
3
3
3
4
4
4
5
5
5
6
8
8
9
8
9
10
7
6
14
12
12
11
13
13
12
11
8
6
9
9
14/15
15/16
16/17
17/18
18/19
19/20
20/21
21/22
22/23
23/24e
Barter rate (Crop Protection)
Barter rate (Fertilizers)
Barter rate (Seeds)

_____________
Source: Veeries (August 2024). Refers to the number of bags of soybeans bartered for a set package of products, consistent over time.

Exchange Rate (BRL/USD) and Brazilian inflation (%)

6.00
5.00
4.00
3.00
2.00
1.00
-
BRL/USD
30%
25%
20%
15%
10%
5%
0%
1.79
2.04
2.29
2.69
3.70
3.23
3.32
3.86
4.47
5.39
5.24
5.16
5.00
5%
7%
7%
9%
9%
3%
4%
3%
2%
8%
12%
3%
4%
11/12
12/13
13/14
14/15
15/16
16/17
17/18
18/19
19/20
20/21
21/22
22/23
23/24
FX (USD / BRL; LS)
Brazilian inflation (IPCA; RS)

_____________
Source: Central Bank and IBGE.
Despite these variations, the barter exchange rate has remained comparatively stable until the 2019/20 harvest year. After the pandemic period commodities prices increased and the barter exchange fell more than 20% in the 2020/21 and the 2021/22 season. The normalization of grain prices in 2022/23 brought the barter ratio to the ‘normal’ level. Furthermore, inflation in Brazil has declined from the peaks it had reached during the COVID-19 pandemic. For more information on the accounting policy underlying our barter transactions, see notes 8(g) and 11 to our audited consolidated financial statements included elsewhere in this annual report.

Growth in Agricultural Production
The table below shows the projected growth of the planted area and production volume of all grains in Brazil, according to a 2023 study by MAPA. As we mainly serve grain farmers, the outlook provides an important indication of the trends in our addressable market. The projections for the 2032/2033 harvest are for a grain harvest of 389.4 million tonnes, an increase of 24.1% (from 313.9 million tonnes in 2022 over the 2022/23 harvest), and implying an annual growth rate of 2.4%. The projected improvement of production yields can be supported by the use of better quality seeds, crop protection products, and specialty products, which are more valuable and generate higher margins for agricultural inputs retailers.
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

_____________
Source: MAPA (Agribusiness Projections – Brazil 2022/2023 to 2032/2033).
According to this MAPA study, soybean production and area are expected to grow at an average annual rate of 2.4% between the 2022/23 and the 2032/33 harvests, with production expected to reach 186.7 million tonnes by the latter. This growth is supported by the increased use of soybeans as an ingredient in domestic animal feed, higher overall crop yields, and greater production of biodiesel. In addition, MAPA anticipates that states in the northern region of Brazil, such as Rondônia, Pará and Tocantins, will be the region in which a significant part of the projected production growth will occur.
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
Farm Size
We focus on serving small and medium-sized farmers in Brazil, Colombia and Ecuador. According to Brazil’s National Farm Census of 2017 conducted by IBGE, the small and medium-sized segment (i.e., farms size between 100 and 10,000 hectares) represent approximately 65% of all agricultural land in the country, providing a large addressable market for us to serve, whereas large farmers (owning more than 10,000 hectares) and micro farmers (owning less than 100 hectares) represent 15% and 20%, respectively. Usually, these small and medium-sized farmers do not have the scale to buy directly from agricultural inputs retailers and need additional technical, logistics, and financial support to have a successful crop and harvest.
_____________
Source: IBGE (2017).
Agricultural Inputs Retail Channels
Several different retail channels are available to provide farmers with the necessary products to plant and grow their crops and to improve their efficiency and production yields. These products include seeds, fertilizers, crop protection, and specialty products such as biologicals and specialty fertilizers. In Brazil, sales of these products have been growing at 24.4% per year on average during the 2019-2024 period and reaching R$364.4 billion in 2023 crop, according to our analysis of third-party data.
Farmers can access agricultural inputs from three different channels. They can buy directly from agricultural inputs manufacturers, though this is usually reserved for large farmers (10,000 hectares or more). They can also buy products via a cooperative, provided that they are a member of such cooperative, or they can buy from independent retailers.
Brazilian Agricultural Inputs Market Size by Retail Channel Sales
(in R$ billions)

	2019	2020	2021	2022	2023	CAGR
Independent Retailers	56.9	63.0	79.3	102.5	140.2	25.3%
Cooperatives	42.5	47.0	56.8	71.3	100.1	23.9%
Direct Sales	52.7	58.3	70.4	88.4	124.1	23.9%
Total	152.1	168.2	206.5	262.1	364.4	24.4%
_____________
Source: Company.
Independent Retailers
Since 2019, the market share of independent retailers has remained stable over time at approximately 38% of the total market and reached an estimated R$140.2 billion in 2023.
There are two segments among independent retailers: large, organized retailers, and small to medium-sized independent retailers, as described below:
•Small Independent Retailers. Small independent retailers are dominated by thousands of small, family-owned retailers. This is illustrated by a 2022 survey conducted by ANDAV, which found that 81% of retailers participating in the survey were owned by their founders. Many founders have expressed an interest in receiving M&A offers. Small-scale independent operations generally have a very limited geographic sales range and work with only a few suppliers; and
•Large Independent Retailers. Some large independent retailers are focused only on a particular region, while others have a broader geographical footprint. They generally carry a full product range of seeds, fertilizers, crop protection, and specialty products, and offer products from a wide variety of manufacturers. In addition, some large agricultural inputs retail chains offer ancillary services, including technical assistance, logistic solutions, precision agronomy, grain trading, seed production, and downstream processing, among others.
Cooperatives
Individual cooperatives are usually focused on serving local clients. For large cooperatives, their product offering can be wide and include a full range of inputs as well as barter services and grain origination. Cooperatives are especially prevalent in the south of Brazil due to historical immigration in this region.
Since 2019, the market share of cooperatives has remained stable over time at approximately 28% of the total market and reached an estimated R$100.1 billion in 2023, as reported in internal studies conducted by the Company.
Direct Sales
Through the direct sales channel, suppliers and importers of agricultural inputs sell directly to the consumer, bypassing an intermediary supply chain. Usually, only larger farmers can access agricultural inputs directly from agricultural input suppliers. The major disadvantage to farmers of direct sales is the lack of brand variety offered by an individual seller and more limited logistics and delivery services. As opposed to stores or cooperatives, which stock a variety of goods from different manufacturers, the direct sales option generally offers only a limited range of products that are made or imported by a specific company.
Since 2019, the market share of direct sales channels has remained stable over time at approximately 34% of the total market and reached an estimated R$124.1 billion in 2023, as reported in internal studies conducted by the Company.
Major Agricultural Inputs Lines in Brazil
The following table sets forth actual and estimated information regarding the major agricultural inputs retail lines in terms of sales as of the dates presented:
Brazilian Major Agricultural Input Lines Market Size by Sales
(in R$ billions)

	2019	2020	2021	2022	2023	CAGR
Crop Protection	46.5	52.6	68.1	84.1	119.5	26.6%
Fertilizers	72.8	78.3	89.9	115.5	165.6	22.8%
Specialties	12.1	15.0	14.3	20.8	27.8	23.1%
Seeds	20.8	22.3	34.2	41.6	51.4	25.4%
Total	152.2	168.2	206.5	262.0	364.3	24.4%
_____________
Source: Company.
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
The crop protection market revenues have grown at an average of 26.6% a year during 2019-2023 according to our internal analysis of market data.
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
Revenues of the NPK market have grown at an average of 22.8% a year during 2019-2023, according to our internal analysis of market data.

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
The size of the specialty products market has grown at an average of 23.1% a year during 2019-2023. One of the main drivers of growth is the new adoption of these niche products by farmers, according to our internal market analysis.
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
For soybean, yield is the main criterion for a farmer’s seed purchase, followed by the choice of the desired plant traits and ascertaining the adaptability of the crop to the farmer’s land, according to our internal analysis. Therefore, a close relationship with farmers and strong branding is key to educating and informing them about the particular characteristics of seeds being offered for sale. In the Cerrado region of Brazil, approximately half of soybean seed volumes are sold directly by suppliers, and the other half is marketed via retailers and cooperatives. In the south of Brazil, sales are mainly conducted through cooperatives and retailers, according to our internal analysis.
Brazilian soybean seeds are almost entirely based on genetically modified organisms, or GMOs, with non-modified products having less than 3% of the market share in 2017, as compared to 12% in 2012, according to our internal analysis. Monsanto had been the dominant supplier in the past. However, due to the expiration of its patents and resistance to glyphosate (RoundUp), other foreign suppliers such as Corteva, Syngenta and BASF have been introducing GMO seeds with different traits and characteristics. Local independent suppliers such as Don Mario and TMG also participate in this market. As soybeans can propagate further generations of crops from the same base seed, soybean harvests are genetically tested and cross-checked with the farmer’s identity to ensure that the required royalty has been paid for use of GMOs in the current season.
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
The total Brazilian seed market has been growing at an average of 25.4% per year between 2019 and 2023, according to our internal analysis of market data.

Colombia’s Agricultural Sector
Overview
Colombia’s agricultural sector is smaller and more diverse than that of Brazil. The focus is on more intensive production of various cash crops, as opposed to the expansive planting of grains as is common in Brazil. Colombia had 5,050 million hectares of planted area in 2023, an increase of 3.5% from planted area in 2020, according to our internal analysis. Moreover, agricultural activity in Colombia is expanding, but at a relatively slow pace. According to our internal analysis, farmed area is forecasted to increase by 2.9% between 2023 and 2027, representing an annual average growth of 0.7%.
Evolution of Planted Area in Colombia

	2020	2021	2022	2023	2024E	2025E	2026E	2027E
Planted Area in Colombia (thousands of hectares)	4,879	4,990	5,012	5,050	5,087	5,115	5,139	5,196
_____________
Source: Company; Federación Nacional de Cafeteros; Federación Nacional de Arroceros; Departamento Administrativo Nacional de Estadística; Agronet (Ministerio de Agricultura).

Geographically, the main areas of agricultural activity are spread relatively evenly around Colombia, with the top five producing states of Meta, Antioquia, Valle del Cauca, Tolima, and Santander representing 39% of Colombia’s farming activity in 2023, as shown in the table and illustration below:
Planted Area by Colombian State

State	Planted Area (in thousands of hectares)	Proportion of National Planted Area (%)
Meta	524.6	10%
Antioquia	401.4	8%
Valle del Cauca	363.0	7%
Tolima	359.5	7%
Santander	344.2	7%
Huila	287.8	6%
Casanare	284.8	6%
Bolivar	235.3	5%
Nariño	228.4	5%
Cauca	224.5	4%
Cundina Marca	218.5	4%
Sesar	205.5	4%
Cordoba	179.0	4%
Magdalena	173.1	3%
Norte de Santander	155.4	3%
Caldas	136.2	3%
Boyaca	108.6	2%
Choco	107.0	2%
All others	513.4	10%
Total	5,050.2	100%
_____________
Source: Company; Federación Nacional de Cafeteros; Federación Nacional de Arroceros; Departamento Administrativo Nacional de Estadística; Agronet (Ministerio de Agricultura).

The table below shows the breakdown of major agricultural crops grown in Colombia’s planted areas:
Planted Area by Major Agricultural Crops in Colombia

Crop	Planted Area (in thousands of hectares)	Proportion of National Planted Area (%)
Coffee	846.8	17%
Oil Palm	694.9	12%
Rice	648.1	13%
Corn	537.2	11%
Plantain	484.4	10%
All others	1,838.8	36%
Total	5,050.2	100%
_____________
Source: Company; Federación Nacional de Cafeteros; Federación Nacional de Arroceros; Departamento Administrativo Nacional de Estadística; Agronet (Ministerio de Agricultura).
Coffee, oil palm, rice, plantain, and corn are Colombia’s principal crops, representing 3,211 million hectares (63.6%) of the country’s planted area in 2023. area devoted to these crops remained stable compared to 2021, even as the overall farmed land in Colombia has expanded, which points to the continued diversification of country’s crop profile. Nonetheless, these crops are forecasted to maintain their top-five ranking through 2026 according to our internal analysis of data from Federación Nacional de Cafeteros, Federación Nacional de Arroceros; Departamento Administrativo Nacional de Estadística, and Agronet (Ministerio de Agricultura).

Colombian Agricultural Inputs Market
Total sales for the Colombian agricultural inputs market reached COP$10,524 billion in 2023. This included COP$5,682 billion in fertilizer sales, COP$3,422 billion in the sale of crop protection products, COP$578 billion in the sale of specialty products and COP$842 billion in seed sales. The most important purchasing geographies were the states of Meta, Antioquia, and Cundinamarca, which accounted for one-third of all sales during the year. From an individual crop point of view, inputs for coffee, rice and potatoes represented almost half of the agricultural inputs spending in Colombia in 2023.

Looking forward through 2030, the market is expected to grow at an average annual rate of 4.9%, according to our internal analysis. This growth is explained by the fact that 2023 was a year of price normalization after a record-high year for prices (2022), which would normalize growth trends from 2023 onwards.
Market Size for Major Agricultural Inputs Retail Lines

	2023	2030E	CAGR 2023-2030E
	(in millions of COP$)
Fertilizers	5,682	7,341	3.7%
Crop Protection	3,422	5,178	6.1%
Specialties	578	891	6.4%
Seeds	842	1,429	7.9%
Total	10,524	14,838	5.0%
_____________
Source: Company.
Agricultural Sector in Other Latin American Countries
We believe Chile, Peru, Uruguay and Paraguay are important avenues for diversification and growth given their combined size and the synergies that they have with our current operations in Brazil and Colombia.
Chile is among the top 10 agricultural exporters in the world. Its main exports include wine, fresh fruit, dairy, meat, and fishery products, according to the International Trade Administration, or the ITA. The agriculture industry, including agricultural-related products, is responsible for 28% of Chile’s overall trade, 11% of its total gross domestic product, and around 10% of the country’s national workforce, as reported by the ITA. According to our internal analysis, planted area in Chile has been declining over the past few years, shrinking by 0.7% per year between 2016 and 2020 to 1.23 million hectares. Despite this overall decline, the orchard fruit and nut market is still showing growth, with its planted area expanding by 2.8% per year during the same period and reaching 362,000 hectares in 2020. This category includes products such as apples, cherries, avocados, and walnuts, which are grown mainly for export. Chile’s agricultural inputs market grew at an average of 2.1% per year between 2016 and 2020.
Peruvian agriculture represented 6.8% of its gross domestic product in 2020, according to EMIS. That year, Peru’s agricultural exports reached US$7.8 billion, according to the American International Trade Administration. Peru’s harvested area totals 3.4 million hectares, and in 2020, cereal production totaled 5.3 million tonnes according to the FAO. According to our internal analysis, planted area has increased slightly over the past few years, growing by 0.8% per year between 2016 and 2020 to 3.33 million hectares. The fruit market is showing better growth, with its planted area expanding by 2.2% per year during the same period and reaching 440,000 hectares in 2020. This category includes products such as blueberries, avocados, and bananas. The increase in fruit planting has been driven by the completion of irrigation projects and a governmental focus on the conversion of land use for agricultural export products. Peru’s agricultural inputs market grew at an average of 7.2% per year between 2016 and 2020.
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

For more information, see Note 2(b) to our audited consolidated financial statements included elsewhere in this annual report.
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
The table below lists the types and number of properties we lease or own as June 30, 2024:

Type of Property	Number	% of Total
Administrative Offices	12	5.0%
Silos	5	2.1%
Stores	223	92.9%
Total	240	100%

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
Overview
Lavoro is a leading player in the Latin America agricultural inputs retail market, with operations spread across Brazil and Colombia, an early-stage retail operation in Ecuador, and an agricultural inputs trading company in Uruguay. We play a key role in the agriculture value chain, providing farmers with a comprehensive portfolio of services and products through an omnichannel platform designed for farmers’ needs.
We focus on serving small and medium-sized farmers (owning between 100 and 10,000 hectares), which represent 65% of the total cultivated land in Brazil, whereas large farmers (owning more than 10,000 hectares) and micro farmers (owning less than 100 hectares) represent 15% and 20%, respectively, according to a 2017 census by the IBGE. We have a broad geographical footprint, covering the most important agricultural states in Brazil and Colombia, supported by 223 physical stores and 1,101 RTVs, as of June 30, 2024, as well as our own digital channel anchored by our Minha Lavoro smartphone application.

In May 2024, we expanded our operations into Ecuador through an organic growth strategy under the Agrointegral brand, which is part of our portfolio in Latin America and already established in Colombia. The expansion targets the flower cultivation market, focusing on the regions of Cotopaxi and Pichincha, key flower-producing areas in the country. In partnership with Cosmocel Ecuador C.A., we will distribute liquid fertilizers specifically designed for flower crops, aiming to build market presence and establish client loyalty. This strategic move aligns with our existing market position in Colombia, where many of our clients also cultivate flowers in Ecuador.
We have long-lasting relationships with several of the industry’s key suppliers, and as a result, we are able to deliver a comprehensive portfolio of crop protection, fertilizers, seeds and specialty products. We are also investing in a portfolio of private label products through our Crop Care segment. In order to provide a full one-stop-shop experience to our farmer clients, we also offer a full package of services, such as agronomic advisory, technical assistance, logistics solutions, barter offering, seed quality assistance, crop insurance, and soil testing analysis.
We believe we maintain a prominent market position in the agricultural inputs retail market in Latin America, distinguished by our large scale and comprehensive suite of products and services tailored to meet farmers’ every need. By continuously investing in advanced technology, digital solutions, and value-added agronomic and financial services, we not only enhance our offerings but also attracts top-tier agronomists who recognize the advantages of our platform, leading to improved client service and increased compensation opportunities. Our vertical integration, particularly through our Crop Care, generates significant cross-selling and product development synergies with Lavoro Agricultural Retail, providing proprietary specialty products that offer high-return solutions for farmers. Furthermore, we have a proven track record in mergers and acquisitions, successfully integrating 27 acquisitions over the past six years and maintaining a robust pipeline for future deals, reinforcing its position as a leader in the industry.

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
◦Macroeconomic and geopolitical environment, as supply and demand dynamics globally can affect our results. The level of demand for our products, exchange rate fluctuations, inflation, interest rates and the occurrence of significant geopolitical events, can all impact both our costs and our revenues. Demand for our products can benefit or be negatively impacted by the global performance of soft commodities (in our case, especially corn and soy), which is one of the most important drivers for the financial condition of farmers in the countries in which we operate. Moreover, changes in the prices of certain commodity products could result in higher overall costs along the agricultural supply chain, which may negatively affect our ability to commercialize our products due to a reduction in demand by our clients. In addition, the occurrence of significant geopolitical developments, such as the ongoing armed conflict between Russia and Ukraine, can adversely affect the global supply chain, with negative implications on the availability and prices of agricultural commodities and raw materials (including petrol, which would affect the price of agricultural inputs), energy prices, and our customers, as well as the global financial markets and financial services industry and the global supply chain in general. In particular, as a result of the ongoing Russia-Ukraine conflict, the availability and pricing of fertilizers for the 2024/2025 soy harvest is subject to significant continuing uncertainty in Brazil, which may adversely affect our results of operations, in particular if we are unable to mitigate any relevant reduction in fertilizer sales volumes through measures such as price increases of other products.
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
Key Financial Metrics
This annual report uses the terms gross margin, Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, Net Debt/Adjusted EBITDA Ratio, and working capital/revenue, for which definitions are presented below. We strongly advise that these measures may differ from the calculations of other companies, and as a result, may not be comparable.
The following table presents certain key financial performance metrics as of the dates and for the years indicated:

	As of and For the Fiscal Year Ended June 30,
	2024	2024	2023	2022
	(in US$)(1)	(in R$)
	(in millions, except as otherwise indicated)
Revenue	1,689.6	9,392.3	9,347.4	7,746.5
Gross margin(2)	14.2%	14.2%	18.5%	17.1%
(Loss) Profit for the year	(141.2)	(785.0)	(218.7)	107.8
Adjusted EBITDA(3)	49.4	274.5	787.9	505.4
Adjusted EBITDA Margin(3)	2.9%	2.9%	8.4%	6.5%
Net Debt(4)	207.5	1,153.6	862.8	619.2
Net Debt/Adjusted EBITDA Ratio(4)	4.2x	4.2x	1.1x	1.2x
Working capital/revenue(5)	0.1x	0.1x	0.2x	0.2x
_____________
N/A = Not Applicable.
(1)For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.5589 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”
(2)Gross margin is calculated as gross profit as a percentage of revenue for the year.
(3)Adjusted EBITDA is defined as (loss) profit for the year, adjusted for finance income (costs), income taxes current and deferred, depreciation and amortization. . We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis, (iv) gain on bargain purchases, which are also related to purchase price allocation of past acquisitions; (v) listing and other expenses recognized in connection with the Business Combination, (vi) share-based compensation expenses, (vii) one-off bonuses paid out to our employees recognized across multiple quarters in the fiscal years ending June 30, 2023, and 2024, and (viii) expenses paid to Patria in relation to management consultancy services in connection with acquisition transactions. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the year. For further information on Adjusted EBITDA and Adjusted EBITDA Margin, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our (loss) profit for the year.
(4)Net Debt is calculated as borrowings (current and non-current) plus payables for the acquisition of subsidiaries (current and non-current), obligations to FIAGRO quota holders, obligations to Agribusiness Receivables Certificates (CRA) quota holders (current and non-current), warrant liabilities and liability for FPA shares, less cash equivalents and restricted cash. Net Debt /Adjusted EBITDA Ratio, also a non-IFRS financial measure, is calculated as Net Debt divided by Adjusted EBITDA. For further information on Net Debt and Net Debt /Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt /Adjusted EBITDA Ratio.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Net Debt and Net Debt /Adjusted EBITDA Ratio to our borrowings.
(5)Working capital/revenue is calculated as working capital as a percentage of revenue for the year. Working capital is calculated as the sum of the balance (current and non-current) of trade receivables, inventories, advances to suppliers, taxes recoverable, and other assets less the sum of the balance (current and non-current) of trade payables, advances from customers, salaries and social charges, taxes payable and other liabilities.
Gross Margin
Gross margin is calculated as gross profit as a percentage of revenue for the year. This financial ratio evaluates our ability to sell inputs above our purchasing cost. Gross margins are affected by our ability to use our scale to negotiate better terms with our suppliers, close strategic alliances to obtain better rates long-term, purchase products upfront (see also “—Working Capital as a Percentage of Revenue”) and negotiate better prices for our products with our customers.
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA and Adjusted EBITDA Margin, which are non-IFRS measures, are among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions and are presented in this annual report to provide investors with additional information regarding our financial results. We also believe that Adjusted EBITDA is helpful to investors because it provides additional information about trends in our operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results, as well as the effects of certain items or events that may be non-cash, and/or non-operational, which management considers may hinder period-to-period comparability and obscure underlying performance of the company.
Adjusted EBITDA is defined as (loss) profit for the year, adjusted for finance income (costs), income taxes current and deferred, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis, (iv) gain on bargain purchases, which are also related to purchase price allocation of past acquisitions; (v) listing and other expenses recognized in connection with the Business Combination, (vi) share-based compensation expenses, (vii) one-off bonuses paid out to our employees recognized across multiple quarters in the fiscal years ending June 30, 2023, and 2024, and (viii) expenses paid to Patria in relation to management consultancy services in connection with acquisition transactions. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the year.

By monitoring and controlling our Adjusted EBITDA and Adjusted EBITDA Margin, we can gauge the overall profitability of our Company. Adjusted EBITDA and Adjusted EBITDA Margin are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to (loss) profit for the year as indicators of operating performance or any other measures of performance derived in accordance with IFRS. For further information on Adjusted EBITDA and Adjusted EBITDA Margin, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our (loss) profit for the year.

Net Debt and Net Debt /Adjusted EBITDA Ratio
Net Debt is calculated as borrowings (current and non-current) plus payables for the acquisition of subsidiaries (current and non-current) obligations to FIAGRO quota holders, obligations to Agribusiness Receivables Certificates (CRA) quota holders (current and non-current), warrant liabilities and liability for FPA shares, less cash equivalents and restricted cash. Net Debt /Adjusted EBITDA Ratio, also a non-IFRS financial measure, is calculated as Net Debt divided by Adjusted EBITDA. We believe that Net Debt /Adjusted EBITDA Ratio is an important measure to monitor leverage and evaluate our financial position. With respect to Net Debt we subtract cash and cash equivalents from the IFRS measure, since these assets can be used to reduce our outstanding borrowings. Additionally, restricted cash is excluded from the IFRS measure as it is designated for the settlement of our FPA share liability. A limitation associated with using Net Debt is that it subtracts cash and equivalents and restrict cash and therefore may imply that there is less Company debt than the comparable IFRS measures indicate. We believe that investors may find it useful to monitor leverage and evaluate our financial position using Net Debt and Net Debt /Adjusted EBITDA Ratio, although these measures are not explicitly defined under IFRS.

Net Debt and Net Debt /Adjusted EBITDA Ratio are not measurements of indebtedness under IFRS and should not be considered an alternative to borrowings or cash equivalents as indicators of our financial condition or any other measures of performance derived in accordance with IFRS. For further information on Net Debt and Net Debt /Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt /Adjusted EBITDA Ratio.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Net Debt and Net Debt /Adjusted EBITDA Ratio to our borrowings.
Working Capital as a Percentage of Revenue
Evaluating working capital as a percentage of revenue enables a status check of several aspects of our retail operations, offering important insights into our financing, profitability, pace of sales and receivables health.Generally, an increase in this percentage indicates that a larger share of sales is being allocated toward generating short-term assets or covering liabilities. However, importantly, working capital is also closely linked to the prices we pay for inputs and, therefore, our inputs margins. To the extent we purchase inputs paying up-front with cash on hand, rather than relying on credit, we generally can obtain better prices, lowering our costs and improving our gross margins. However, this approach increases our working capital requirements. Similarly, selling to our clients in harvest terms (i.e., by granting credit to our clients until they collect their harvest) enables us to finance our clients, sell at better prices and improve our margins, at the cost of increased working capital needs. Accordingly, an increase in working capital as a percentage of revenues does not necessarily imply a deterioration in operations; this metric must be evaluated in conjunction with gross margin evolution rather than viewed in isolation.

Key Operating Metrics
The following table presents certain key operating performance metrics as of the dates indicated:

	As of June 30,			2024-2023 Variation (%)	2023-2022 Variation (%)
	2024	2023	2022
Number of stores	223	220	193	1.4%	14.0%
Number of RTVs(1)	1,101	1,080	924	1.9%	16.9%
Number of employees(2)	3,767	3,778	3,379	(0.3%)	11.8%
Number of active clients(3)	77,133	74,562	63,924	3.4%	16.6%
_____________
(1)RTVs (Representante Técnico de Vendas) refer to our technical sales representatives for each of our retail stores, and who develop commercial relationships with farmers. Number of RTVs is calculated as the average number across quarters within the fiscal year.
(2)Includes number of RTVs.
(3)Number of active clients refers to the total number of farmers and resellers classified as active in our records during the fiscal year, based on our current customer tracking methodology.
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
Total Number of Stores
Our stores provide a location for the storage and distribution of products and offer administrative support to our RTVs. While most of our actual sales transactions occur in person on a client’s farm through our RTVs, our stores function as the regional base for customer outreach, and help build our brand awareness in a specific region. In addition, as we continue to consolidate the agricultural inputs sector in Latin America, our number of stores provides an indication of both the activity levels of our retail business, as well as our progress towards implementing our consolidation strategy.
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
Total Number of Active Clients
Small and medium-sized farmers represent our key target market and main source of revenue. We grow our client base through organic and inorganic measures. The number of clients therefore reflects the success in the implementation of our overall growth strategy, and is a proxy for our ability to decrease client concentration and de-risk our operations. Total number of clients represents the total number of active clients in our records for each fiscal year presented, in line with our current client tracking methodology.

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
Agricultural input prices represent the main variable in a farmer’s cost base. Lower agricultural input costs increase farmers’ propensity to increase usage in volume terms, or to trade-up for a more sophisticated and high-end agricultural input product. However, agricultural input costs can be impacted by global commodity prices. Therefore, a key metric tracked by farmers, especially by soybean and corn farmers, is the barter exchange rate for the agricultural input products they purchase. In a barter transaction, farmers pledge a portion of their future crop production as payment to input suppliers or input distributors, which, in turn, provide the seeds, crop protection, and fertilizers needed at the start of the harvest season. Suppliers or agricultural inputs distributors can take physical delivery of the crops at the end of the harvest season, with the corresponding commodity risk, or immediately swap the future receivable with a grain trader. In the latter case, the receivables in the form of “bags of grain” are exchanged with a pre-determined cash payment. We generally take the latter course of action and avoid incurring exposure to commodity trading risk. We also guarantee purchases from farmers and act as an intermediary between agricultural inputs suppliers and trading companies.
In the event of a significant appreciation of the price of the commodity provided for in the barter agreement, at the time of settlement of such agreement, farmers may consider diverting their production to other trading companies or customers, hence failing to deliver grains to us. In this case, we are required to purchase the commodity in the spot market and deliver it to the commodity trading company, or pay compensation to the commodity trading company in an amount equal to the difference between the commodity price between the time of delivery and the time of closing of the agreement (the so-called “washout risk”). Pursuant to the contractual arrangements governing these transactions, we may charge our customers for any losses we might incur in the case of such events. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may incur significant losses if our customers do not meet their obligations under the barter transactions entered into with trading companies.”
Barter transactions are common in soybean and corn due to the availability of future prices, enabling farmers to close future purchase contracts. Farmers use this information to evaluate the “barter exchange rate” (relação de troca), i.e., the number of bags of grain it would take to purchase agricultural inputs such as crop protection products and fertilizers. This ratio has been relatively stable over time, but a decrease in the barter rate would mean that inputs are relatively less expensive to purchase.
Bartering is an important tool for farmers and distributors to manage risk, and, with the restricted availability of credit in Brazil, we believe it is a fundamental aspect of our operational strategy. Bartering enables farmers to reduce their reliance on bank loans to finance the crop as well as to hedge part of their commodity exposure. At the same time, bartering is a currency that farmers can use to purchase agricultural inputs from us. For distributors, it is a way to provide credit using a farmer’s most liquid asset as collateral: their future production. Whereas credit lines for Brazilian farmers have historically been scarce, we use barter transactions to facilitate agricultural inputs sales. In the fiscal year ended June 30, 2024, we bartered over 464,805 tonnes of soybean and 303,365 tonnes of corn, which represented 10.8% of our total sales in the same period (257,541 tonnes of soybean and 171,225 tonnes of corn in the fiscal year ended June 30, 2023, which represented 6.8% of our total sales in the period). For more information on the accounting policy underlying our barter transactions, see notes 8(g) and 11 to our audited consolidated financial statements included elsewhere in this annual report. See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk in Barter Transactions.”
Climatic Conditions
Agriculture is highly dependent on the climate, as changes in climate conditions can increase or decrease crop yields. Positive or negative impacts on agricultural productivity resulting from climate change may directly affect our results of operations by impacting the financial condition of farmers, which, as our customers, may lead them to reconsider their procurement strategy, including the terms and conditions of their arrangements with us, or change their product purchase mix. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is highly seasonal and affected by adverse weather conditions and other factors beyond our control, which may cause our sales and operating results to fluctuate significantly” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Climate change may have an adverse effect on agribusiness in Latin America and on us.”
We plan to develop an appropriate climate management strategy within the next two years by adopting the TCFD (Task Force on Climate-related Financial Disclosures) framework. This will allow us to identify dependencies, impacts, risks, and opportunities, effectively linking our environmental and social performance to financial performance across our operations and value chain.

However, based on our product portfolio, which includes private label brands, we believe we have the ability to adapt to situations arising from climatic conditions. Our geographical diversity also serves as a risk mitigation factor, alongside our expertise in managing different types of crops. Our RTVs (Technical Sales Representatives) are trained to understand the new conditions farmers will face due to climate change and assist them by offering the most suitable products, considering both historical climate data and available weather forecasts for each region in which we operate.

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
.

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
Macroeconomic and Geopolitical Environment
Our results of operations are impacted, to a large extent, by the macroeconomic and geopolitical environment. Supply and demand dynamics globally, as well as the occurrence of geopolitical events affecting global supply and demand dynamics, as in any other business, can affect our results. The level of demand for our products, exchange rate fluctuations, inflation, interest rates and the occurrence of significant geopolitical events, can all impact both our costs and our revenues. Demand for our products can benefit or be negatively impacted by the global performance of soft commodities (in our case, especially corn and soybean), which is one of the most important drivers for the financial condition of farmers in the countries in which we operate. Changes in the prices of certain commodity products could result in higher overall costs along the agricultural supply chain, which may negatively affect our ability to commercialize our products due to a reduction in demand by our clients. Additionally, negative fluctuations in commodity prices could have an impact on growers’ purchasing decisions and negatively affect their ability and decisions to purchase our agricultural input products and services. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by global market and economic conditions” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our

Business and Industry—Our operating results are highly dependent upon and fluctuate based upon business and economic conditions and governmental policies affecting the agricultural industry in which we or our customers operate. These factors are outside of our control and may significantly affect our profitability.”
In addition, we monitor and believe that the growth of the agriculture sector is a key macroeconomic variable, which can be estimated by population or GDP growth ratios. Currently, we face a positive outlook for food demand, which is expected to rise by 1.3% per year between 2021 and 2030, according to a 2021 OECD/FAO report, with growth expected to come largely from the developing economies of China, India, other Asian countries, and the continent of Africa. The growth of population and GDP in these economies should have a positive impact on global demand for grains and, consequently, lead to higher prices. Given that Brazil is a major exporting hub, grain prices in Brazil (in particular soybean and corn prices) are directly influenced by these positive global trends.
Moreover, given that agricultural products in Latin America are mostly exported, their prices are denominated in U.S. dollars. Therefore, with the local currency depreciation of the local currency in Latin American countries, the volume of grain sales tends to increase, as Latin American farmers become more competitive in comparison to other markets (they incur at least a portion of their costs in local currency while receiving almost the entirety of their revenues in U.S. dollars). To this extent, a depreciated exchange rate favors exports from these countries and may have a positive impact on our sales.
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

The following table shows data for local inflation (which affects our costs, in particular, the cost of labor), interest rates in Brazil and in Colombia, and the respective U.S. dollar exchange rates at the dates and for the years indicated:

	Fiscal Year Ended June 30,
	2024	2023	2022
	(inter-annual data)
	(in percentages, except as otherwise indicated)
Brazil
Inflation (IGP-M)	3.2	(7.0)	9.9
Inflation (IPCA)	4.1	3.9	10.8
CDI Rate (average)(1)	11.8	13.6	8.7
Period-end exchange rate—R$ per US$1.00	5.5589	4.8192	5.2380
Average exchange rate—R$ per US$1.00(2)	5.0003	5.1636	5.2440
Appreciation (depreciation) of the real vs. US$ in the period(3)	(15.3)	11.1	(4.7)
Colombia
Inflation (CPI)	6.6	11.2	9.3
TIB Rate (average)	12.8	11.2	3.4
Period-end exchange rate—COP$ per US$1.00	4,148	4,176	4,127
Average exchange rate—COP$ per US$1.00(2)	3,990	4,596	3,888
Appreciation (depreciation) of the COP$ vs. US$ in the period(4)	1.0	(0.7)	(9.9)
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
Interest Rates
Our financial performance can also be influenced by fluctuations in interest rates, such as the CDI Rate. Such fluctuations affect our finance income from our cash equivalents, which generally bear interest based on the CDI Rate, as well as our finance costs, as our loans and borrowings generally bear interest based on the CDI Rate. Even though we have historically made a series of acquisitions and will continue with our M&A strategy, our acquisitions have historically been funded with cash generated by our operations or equity issuances to acquire our targets, which typically represents a small portion of our source of funds.
The indirect impact of interest rates fluctuations can have a material impact on us as a result of our customers and suppliers’ decisions. As in most sectors, when interest rates rise, borrowers are less likely to borrow money from lenders, postponing or decreasing the purchase of goods. On the other hand, when interest rates decrease, customers tend to anticipate their purchasing decisions. The agricultural input value chain indebtedness is heavily based on supply finance provided by the large multi-national inputs suppliers, and is an important source of working capital for farmers and distributors alike.
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
In 2021 and 2020, the Brazilian real faced a strong devaluation in relation to the U.S. dollar, which caused an increase in the cost of fertilizers, chemicals and seeds. Such impacts are typical and easily reflected in market prices, and we believe we have a strong pass-through ability in terms of foreign exchange changes given that our customers have their revenue linked to the U.S. dollar. A devaluation of the Brazilian real is beneficial to our grain-exporting customers due to other factors, such as labor costs, denominated in local currency. Therefore, with lower local costs and higher export revenues, farmers’ margins generally expand when local currencies depreciate relative to the U.S. dollar. We do not expect exchange rate variation to significantly impact our cash flow and cash position, as our outstanding foreign currency indebtedness is not material. As a result, we understand that exchange rates did not have a material impact on our financial condition for the fiscal years ended June 30, 2024 and 2023.
Inflation
Global inflation tends to affect the prices of the goods we sell given that variables such as global energy prices, oil prices, salaries, and supply imbalances are directly linked with the production of agricultural inputs. On the other hand, our customers’ revenues benefit from a natural hedge against global inflation, as soft commodities (in our case, mainly soybean and corn) follow international prices and are correlated with global inflation indexes, which enables us to more easily pass cost increases in our products arising from inflation onto our customers.
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
Geopolitical Developments - Impact of the Ongoing Armed Conflict between Russia and Ukraine and the Israel-Hamas Conflict
As a result of the current geopolitical tensions and armed conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability and prices of agricultural commodities and raw materials (including petrol, which would affect the price of agricultural inputs), energy prices, and our customers, as well as the global financial markets and financial services industry and the global supply chain in general, which has also been impacted by the COVID-19 pandemic.
From a supply point of view, Brazil is highly dependent on fertilizers imports, and Russia and Belarus hold a market share in Brazilian soil fertilizer imports of approximately 23% to 2%, respectively (a share which is higher for potash-based products), according to the Brazilian Ministry of Industry, Foreign Trade and Services. We currently buy all of our fertilizers from suppliers based in Brazil, but most of our fertilizer suppliers conduct or have conducted imports, to some degree, from sources in Russia and Belarus. Fertilizers represented approximately 22% of our revenues in the fiscal year ended June 30, 2024, compared to 21% of our revenues in the fiscal year ended June 30, 2023, following the increase in the total volume of fertilizers sold in Brazil in the 2023/2024 harvest when compared to the 2022/2023 harvest.

NPK is an essential input for large-scale agriculture and we are focused on avoiding shortages as much as possible, seeking supply alternatives whenever necessary. This did not have a material adverse effect on our business during the fiscal year ended June 30, 2024, given that we had delivered substantially all soybean and corn fertilizer for the harvest year. However, given current market conditions and the continuing military conflict between Russia and Ukraine, the volume of fertilizers sold by us may be adversely affected in the future, which may adversely affect our results of operations, in particular if we are unable to mitigate any relevant reduction in fertilizer sales volumes through measures such as price increases of other products. In addition, we may also be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future.
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
Description of Principal Line Items
Revenue
Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration which we expect to be entitled in exchange for those goods or services. Revenue from the sale of agricultural inputs is recognized at the point in time when control of the product is transferred to the customer, as follows:
•retail sales: sale of products at retail locations or delivered to customers, including crop protection products, fertilizers, seeds and specialty inputs
•grains: sale of grains as a result of barter transactions; and

•private label products: products delivered to the client, such as biologicals, specialty fertilizers and off-patent crop-protection products.
Revenue is recognized when our customer receives the product at a specified location. We engage third party freight and logistics service providers to deliver products to its clients. In addition, we provide pulverization services and recognize revenues from these services when the customer receives and consumes the benefits provided to them, at the time the pulverization services take place.
In the fiscal year ended June 30, 2024, only 0.4% of our revenues were derived from the provision of services rendered by Lavoro, as reported in note 29 to our audited consolidated financial statements (R$35.4 million out of a total of R$9,392.3 million) (0.3% in the fiscal year ended June 30, 2023 and R$27.5 million out of a total of R$9,347.4 million).
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

The average monthly interest rate applied was 0.90% and 0.96% for the fiscal years ended June 30, 2024 and 2023, respectively.

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

Cost of Goods Sold
Our cost of goods sold comprises the cost of purchases, net of rebates, discounts and commercial agreements received from suppliers, variations in inventories and logistics costs (inbound and outbound). The cost of goods sold includes the cost of the logistics operations managed or outsourced by us, including storage, handling and freight costs incurred until goods are ready to be sold. For cost of grains see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Trade payables include a significant financing component. As such, trade payables are discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the trade payable amount to the purchase paid in cash) and inventory is recorded at such amount. A significant financing component is recognized as financial expense under the amortized cost method. The average monthly interest rate applied was 1.55% and 1.58% for the fiscal years ended June 30, 2024 and 2023, respectively.

Gross Profit
Our gross profit consists of our revenue minus our cost of goods sold.
Operating Expenses
Our operating expenses consist of our sales, general and administrative expenses, other operating (expenses) income, net, and share of profit of an associate,as described below.
Sales, General and Administrative Expenses
Sales, general and administrative expenses refer to indirect expenses and the cost of the corporate departments, information technology, treasury, salesforce personnel and marketing and advertising expenses.
Other Operating (Expenses) Income, Net
Our other operating (expenses) income, net consists of recovery of expenses, awards and incentives, insurance indemnities, income from the sale of fixed assets (e.g., vehicles), bonuses, donations, and other items.
Operating Profit
Our operating profit consists of our gross profit minus our operating expenses.
Finance Income
Our finance income comprises interest arising from revenue contracts, earnings generated from cash equivalents and judicial deposits, along with interest accrued on financial assets measured at amortized cost. Interest income is recognized using the effective interest rate method, which reflects the discount rate applied to expected future cash flows over the financial instrument's expected useful life, or a shorter period as appropriate, based on the net carrying amount of the asset. Cash equivalents consist of cash, demand deposits, and highly liquid securities with maturities of less than 90 days, ensuring availability and liquidity for operational needs.

Finance Costs
Our finance costs primarily reflect interest expenses on borrowings, including loans, Agribusiness Receivables Certificates (CRA), and FIAGRO, as well as payables related to the acquisition of subsidiaries. It also encompasses interest on trade payables and leases, financial charges related to legal proceedings, taxes, and the cost of selling receivables.as well as adjustments related to discounts.

Other Financial Income (Costs)
Other financial income (costs) primarily reflects gains and losses arising from the remeasurement of the fair value of derivative instruments and commodity forward contracts. This section also includes foreign exchange gains and losses on cash equivalents, trade receivables, trade payables, and borrowings. Additionally, gains related to the revaluation of warrants are recognized under this line, capturing adjustments to their fair market value.

(Loss) Profit Before Income Taxes

Our (loss) profit before income taxes consists of our operating profit minus our finance income (costs).
Income Taxes Current and Deferred
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate. Income taxes in Brazil, Colombia and Ecuador are paid by each legal entity on a standalone basis.
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

(Loss) Profit for the Year
Our (loss) profit for the year consists of our (loss) profit before income taxes minus our income tax obligations.
Historical Consolidated Statements of Profit or Loss
Fiscal Year Ended June 30, 2024 Compared to Fiscal Year Ended June 30, 2023
The following table sets forth our consolidated statements of profit or loss data for the year indicated.

	For the Fiscal Year Ended June 30,
	2024	2024	2023	Variation (%)
	(in US$ millions)(1)	(in R$ millions, except as otherwise indicated)
Revenue	1,689.6	9,392.3	9,347.4	0.5%
Cost of goods sold	(1,449.0)	(8,054.8)	(7,616.6)	5.8%
Gross profit	240.6	1,337.5	1,730.8	(22.7%)
Operating expenses:
Sales, general and administrative expenses	(245.5)	(1,364.6)	(1,228.1)	11.1%
Other operating (expenses) income, net	6.8	37.6	(275.8)	n.m.
Share of profit of an associate	0.3	1.5	—	n.m.
Operating profit	2.1	11.9	226.9	(94.7%)
Finance income (costs):
Finance income	72.3	402.1	287.9	39.6%
Finance costs	(202.0)	(1,123.2)	(875.0)	28.4%
Other financial income (costs)	(18.2)	(101.4)	(30.8)	229.6%
Loss before income taxes	(145.8)	(810.6)	(390.9)	107.4%
Income taxes:
Current	2.6	14.7	37.5	(60.7%)
Deferred	2.0	10.9	134.8	(91.9%)
Loss for the year	(141.2)	(785.0)	(218.6)	n.m.
_____________
n.m. = not meaningful.
(1)For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.5589 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”
Revenue
Revenue for the fiscal year ended June 30, 2024 was R$9,392.3 million, an increase of R$44.9 million, or 0.5%, from R$9,347.4 million for the fiscal year ended June 30, 2023, which was primarily attributable to

i.a R$40.5 million increase in revenue from Brazil Ag Retail, reaching R$7,869.8 million for the fiscal year ended June 30, 2024. This growth was driven by higher grain sales, reflecting the increased adoption of barter transactions by our clients. Barter transactions allow farmers to trade future crop production for agricultural inputs, offering them greater financial flexibility and reducing exposure to market volatility. The revenue amount disregards the intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements included elsewhere in this annual report; and

ii.a R$116.4 million increase in revenue from Crop Care, reaching R$749.2 million for the fiscal year ended June 30, 2024, reflecting the growth of specialty fertilizers and adjuvant sales from our subsidiary Union Agro, and the contribution of recently acquired Cromo Química. The revenue amount disregards the intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements included elsewhere in this annual report; and

iii.revenue from Latam Ag Retail, decreased by R$15.8 million, reaching R$1,190.5 million for the fiscal year ended June 30, 2024. This decrease was mainly due to lower input prices, which reduced total sales. However, this impact was partially offset by higher input sales volumes, increased grain sales, and additional revenue from services provided to clients.

Cost of Goods Sold
Cost of goods sold for the fiscal year ended June 30, 2024 was R$8,054.8 million, an increase of R$438.2 million, or 5.8%, from R$7,616.6 million for the fiscal year ended June 30, 2023, which was primarily attributable to:

i.a R$416.4 million increase in the cost of goods sold in Brazil Ag Retail, primarily driven by increased sales volumes of agricultural inputs, increased freight expenses resulting from higher sales volume and rising fuel prices. The amount of cost of goods sold disregards intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report;

ii.a R$118.9 million increase in the cost of goods sold in Crop Care, primarily due to higher sales volumes of agricultural inputs, and increased freight expenses resulting from the growth sales volumes and rising fuel prices. The amount of cost of goods sold disregards intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report; and

iii.Cost of goods sold in Latam Ag Retail, totaled R$1,006.4 million for the fiscal year ended June 30, 2024, a decrease of R$3.3 million, or 0.3% from R$1,009.7 million, and remained stable when compared to fiscal year ended June 30, 2023.

Gross Profit
Gross profit for the fiscal year ended June 30, 2024 was R$1,337.5 million, a decrease of R$393.4 million, or 22.7%, from R$1,730.8 million for the fiscal year ended June 30, 2023. This represents a gross margin of 14.2% for the fiscal year ended June 30, 2024, compared to 18.5% for the fiscal year ended June 30, 2023.

Disregarding the intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report; gross profit in Brazil Ag Retail decreased by R$375.8 million, reaching R$910.2 million for the fiscal year ended June 30, 2024. This resulted in a gross margin of 11.6%, compared to 16.4% for the fiscal year ended June 30, 2023. The 4.9 percentage points margin decrease is primarily attributed to a higher mix of grains revenue, a lower margin product category, the impact of the agricultural inputs price deflationary environment narrowing the spread between sales price and COGS per unit, and increased freight rates.

Gross profit in Latam Ag Retail decreased by R$12.4 million, reaching R$184.2 million for the fiscal year ended June 30, 2024. This resulted in a gross margin of 15.5%. The 0.8 percentage points margin decrease is primarily attributed to the impact of the inputs price deflationary environment, and increased competition.

Disregarding the intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report, gross profit in Crop Care decreased by R$2.5 million, reaching R$278.4 million for the fiscal year ended June 30, 2024. This resulted in a gross margin of 37.2%, which was 7.2 percentage points lower than in the fiscal year ended June 30, 2023. The margin contraction was primarily driven by a less favorable product category mix, with a reduction in sales of biological inputs, our highest-margin product category within Crop Care, throughout the year.

Sales, General and Administrative Expenses
Sales, general and administrative expenses for the fiscal year ended June 30, 2024 was R$1,364.6 million, an increase of R$136.5 million, or 11.1%, compared to R$1,228.1 million for the fiscal year ended June 30, 2023, which was mainly attributable to an increase of (i) R$49.1 million in allowance for expected credit losses due to the increased in overdue receivables, and (ii) R$27.2 million in sales commissions.

Changes in our sales, general and administrative expenses across our reporting segments were as follows:

i.sales, general and administrative expenses in Brazil Ag Retail amounted to R$841.0 million for the fiscal year ended June 30, 2024, an increase of R$99.1 million, or 13.4%, from R$741.9 million for the fiscal year ended June 30, 2023, primarily reflecting the R$32.9 million rise in allowance for expected credit losses;

ii.sales, general and administrative expenses in Latam Ag Retail amounted to R$140.6 million for the fiscal year ended June 30, 2024, an increase of R$19.7 million, or 16.3% from R$120.9 million, which was primarily due to the increase of: (i) R$10.6 million in allowance for expected credit losses, and R$7.2 million in sales commissions, reflecting the higher sales volumes;

iii.sales, general and administrative expenses in Crop Care amounted to R$201.0 million for the fiscal year ended June 30, 2024, an increase of R$50.2 million, or 33.3%, from R$150.8 million for the fiscal year ended June 30, 2023, which was primarily due to a R$15.4 million rise in personnel expenses.

Non-allocated corporate sales, general and administrative expenses for the fiscal year ended June 30, 2024, amounted to R$181.9 million, a decrease of R$32.5 million, from R$214.5 million for the fiscal year ended June 30, 2023. This reduction was primarily due to the conclusion of certain consulting, legal, and professional services associated with the Business Combination, which significantly increased costs in the prior year.

Additionally, in fiscal year 2024, the Company revised its approach to the allocation of corporate expenses. Previously, only Lavoro Limited's expenses were classified as corporate. However, starting in 2024, expenses incurred by the holding company that do not directly relate to operational segments are also allocated to this category. Prior-year figures have been reclassified accordingly to provide consistent comparability.

Other Operating (Expenses) Income , Net
Other operating (expenses) income, net, for the fiscal year ended June 30, 2024, amounted to R$37.6 million income, compared to R$275.8 million expenses for the fiscal year ended June 30, 2023. The change was primarily driven by stock exchange listing expenses totaling R$319.6 million, recognized during the fiscal year ended June 30, 2023, as a result of the Business Combination. For more information, see notes 22 and 32 to our audited consolidated financial statements included elsewhere in this annual report.

Changes in our other operating (expenses) income, net, across our reporting segments were as follows:

i.in Brazil Ag Retail amounted to R$48.1 million for the fiscal year ended June 30, 2024, the same amount recorded for the fiscal year ended June 30, 2023.

ii.in Latam Ag Retail amounted to R$2.2 million for the fiscal year ended June 30, 2024, compared to net operating expenses of R$1.6 million in the fiscal year ended June 30, 2023. This change was primarily due to the sale of one of our plants in Colombia, Agrointegral, which resulted in a gain for the year; and

iii.in Crop Care amounted to R$9.7 million income for the fiscal year ended June 30, 2024, an increase of R$8.2 million, from R$1.5 million for the fiscal year ended June 30, 2023.

Non-allocated corporate other operating expenses (income), net, for the fiscal year ended June 30, 2024, amounted to R$22.5 million, as compared to R$323.8 million for the fiscal year ended June 30, 2023. This decrease was primarily due to one-off stock exchange listing expenses of R$319.6 million related to the Business Combination, which were recognized in the fiscal year ended June 30, 2023, which did not recur in fiscal year 2024.

Finance Income
Finance income for the fiscal year ended June 30, 2024, was R$402.1 million, an increase of R$114.1 million, or 39.6%, from R$287.9 million for the fiscal year ended June 30, 2023. This increase was primarily driven by (i) a R$110.4 million rise in interest income from receivables on revenue contracts, largely due to extended payment terms granted to our clients; and (ii) R$14.1 million in additional interest from cash equivalents, reflecting a R$348.5 million increase in cash balances during the fiscal year.

Income across our reporting segments were as follows:

i.finance income in Brazil Ag Retail amounted to R$394.4 million for the fiscal year ended June 30, 2024, an increase of R$110.3 million, or 38.7%, from R$284.1 million for the fiscal year ended 2023, which was primarily due to the rise in interest income from receivables on revenue contracts, reflecting the extended payment terms granted to our clients;

ii.finance income in Latam Ag Retail amounted to R$0.7 million for the fiscal year ended June 30, 2024, a decrease of R$0.5 million when compared to R$1.1 million for the fiscal year ended June 30, 2023, driven by a R$0.6 million reduction in interest from cash equivalents; and

iii.finance income in Crop Care amounted to R$8.0 million for the fiscal year ended June 30, 2024, an increase of R$5.6 million, from R$2.3 million in the prior year.

Non-allocated corporate finance income for the fiscal year ended June 30, 2024 amounted to R$8.0 million, an increase of R$8.3 million, from R$0.4 million for the fiscal year ended June 30, 2023, due to the increase in interest rates from cash equivalents and restricted cash in our escrow account.

Finance Costs
Finance costs for the fiscal year ended June 30, 2024, were R$1,123.2 million, an increase of R$248.2 million, or 28.4%, from R$875.0 million for the fiscal year ended June 30, 2023. This increase was primarily driven by: (i) a R$173.3 million interest increase in interest on trade payables, reflecting the higher volume of inputs purchased and adjustments in payment terms with suppliers.

Changes in our finance costs across our reporting segments were as follows:

i.finance costs in Brazil Ag Retail amounted to R$1,039.4 million for the fiscal year ended June 30, 2024, an increase of R$235.8 million, or 29.3%, from R$803.6 million for the fiscal year ended June 30, 2023, which was primarily due to: (i) a R$165.9 million increase in interest on trade payables; (ii) R$42.8 million in interest on FIDC financing; and (iv) R$28.5 million in interest expenses from Agribusiness Receivables Certificates (CRA), a new financing facility, which was established on December 27, 2023;

ii.finance costs in Latam Ag Retail amounted to R$25.1 million for the fiscal year ended June 30, 2024, an increase of R$10.6 million, or 72.9%, from R$14.5 million for the fiscal year ended June 30, 2023, which was primarily due to an increase of R$5.7 million in interest on borrowings as a result of the increase in our total indebtedness; and

iii.finance costs in Crop Care amounted to R$60.4 million for the fiscal year ended June 30, 2024, an increase of R$3.7 million, or 6.4%, from R$56.7 million for the fiscal year ended June 30, 2023, reflecting an increase of R$4.5 million in interest on leases.

Non-allocated corporate finance costs for the fiscal year ended June 30, 2024, amounted to R$7.9 million, compared to R$0.1 million for the fiscal year ended June 30, 2023, reflecting provisions over the total liabilities for FPA shares.

Other Financial Income (Costs)
Other financial costs for the fiscal year ended June 30, 2024, were R$101.4 million, an increase of R$70.7 million, from R$30.8 million for the fiscal year ended June 30, 2023. This increase was primarily driven by (i) R$32.6 million in foreign exchange differences on trade receivables and trade payables, net, compared to an income of R$5.9 million for the fiscal year ended June 30, 2023; (ii) a decrease of R$43.9 million in gain (loss) from changes in fair value of derivative instruments, bringing the total to R$35.5 million for the fiscal year ended June 30, 2024; and (iii) an increase of R$12.4 million in loss (gain) on fair value of commodity forward contracts, totaling R$111.1 million for the fiscal year ended June 30, 2024.

Changes in our other financial costs across our reporting segments were as follows:

i.in Brazil Ag Retail amounted to R$115.0 million for the fiscal year ended June 30, 2024, an increase of R$109.5 million, from R$5.5 million for the fiscal year ended June 30, 2023. This increase was mainly due to R$27.7 million loss from foreign exchange differences on net trade payables and receivables;

ii.in Latam Ag Retail amounted to R$2.1 million for the fiscal year ended June 30, 2024, an increase of R$0.1 million, or 5.3%, from R$2.0 million for the fiscal year ended June 30, 2023, due to a R$2.3 million loss in fair value of commodity forward contracts; and

iii.in Crop Care amounted to R$4.6 million for the fiscal year ended June 30, 2024, compared to an income R$6.0 million for the fiscal year ended June 30, 2023, due to a R$ 13.0 million loss in changes of foreign exchange on net trade payables and receivables

Non-allocated corporate other financial income for the fiscal year ended June 30, 2024, amounted to R$20.3 million, an increase of R$49.6 million, from a loss of R$29.2 million for the fiscal year ended June 30, 2023, and was primarily attributable to a R$14.0 million gain on changes in the fair value of warrants.

Current Income Taxes
We recorded a current income taxes gain for the fiscal year ended June 30, 2024, of R$14.7 million, a decrease of R$22.8 million, or 60.7%, from a gain of R$37.5 million for the fiscal year ended June 30, 2023, which was primarily attributable to the reduction in the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax. For more information, see notes 10 and 24 to our audited consolidated financial statements included elsewhere in this annual report.

Changes in our current income taxes across our reporting segments were as follows:

i.in Brazil Ag Retail amounted a gain of R$47.0 million for the fiscal year ended June 30, 2024, a decrease of R$57.2 million, or 54.9%, from a credit of R$104.2 million for the fiscal year ended June 30, 2003, due to the reduction in the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax. In fiscal year ended June 30, 2023, this extemporaneous tax recovery exceeded R$128.8 million, while in the current fiscal year, the recovery amounted to R$57.5 million;

ii.in Latam Ag Retail amounted to R$11.6 million for the fiscal year ended June 30, 2024, a decrease of R$15.6 million, or 57.4%, from an expense of R$27.2 million for the fiscal year ended June 30, 2023, primarily due to R$39.4 million decrease of profit before taxes; and

iii.in Crop Care amounted to R$20.7 million for the fiscal year ended June 30, 2024, a decrease of R$18.8 million, or 47.6%, compared to an expenses of R$39.5 million for the fiscal year ended June 30, 2023. This decrease is primarily driven by the decrease of R$53.8 million in profit before taxes, shifting from a profit of R$83.2 million for the fiscal year ended June 30, 2023 to a profit of R$29.4 million for the fiscal year ended June 30, 2024.

Deferred Income Taxes
Deferred income taxes gain for the fiscal year ended June 30, 2024, was R$10.9 million, a decrease of R$123.9 million, or 91.9%, from a gain of R$134.8 million for the fiscal year ended June 30, 2023, which was primarily attributable by the increase in the unrecognized deferred tax asset in Brazil Ag Retail.

Changes in our deferred income taxes across our reporting segments were as follows:

i.in Brazil Ag Retail amounted R$8.0 million loss for the fiscal year ended June 30, 2024, a variation of R$112.1 million, from a gain of R$104.1 million for the fiscal year ended June 30, 2023. This change was primarily due to the increase in the unrecognized deferred tax asset in this segment;

ii.in Latam Ag Retail amounted R$3.3 million gain for the fiscal year ended June 30, 2024, a decrease of R$1.7 million, or 34.0%, from a gain of R$5.0 million for the fiscal year ended June 30, 2023. This decline was primarily due to the sale of a plant by Agrointegral, a subsidiary of Latam Ag Retail. The sale required the reversal of the previously recognized deferred tax credit associated with the plant, which resulted in an additional tax expense that impacted our overall tax position for the fiscal year; and

iii.in Crop Care amounted R$4.9 million gain for the fiscal year ended June 30, 2024, reflecting a decrease of of R$9.8 million, or 66.6%, from a gain of R$14.6 million for the fiscal year ending June 30, 2023.

Loss (Profit) for the Year
Due to the foregoing, we recorded a loss for the fiscal year ended June 30, 2024 of R$785.0 million, compared to a loss of R$218.7 million for the fiscal year ended June 30, 2023. Disregarding the intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements included elsewhere in this annual report:

i.Brazil Ag Retail recorded a loss for the fiscal year ended June 30, 2024 of R$600.9 million, a decrease of R$876.4 million, from a profit of R$275.5 million for the fiscal year ended June 30, 2023. The result was primarily driven by (i) a 79.7% reduction in operating profit, which decreased to R$120.1 million; (ii) an increase of R$235.0 million in finance costs; (iii) and a R$169.3 million decrease in income taxesgains.

ii.Latam Ag Retail recorded a profit for the fiscal year ended June 30, 2024 of R$10.9 million, a decrease of R$25.5 million, or 70.0%, from R$36.4 million for the fiscal year ended June 30, 2023. The result was primarily driven by (i) a 38.2% decrease in operating profit, which reached R$45.8 million; and (ii) an increase of R$11.2 million in net finance costs; and

iii.Crop Care recorded a profit for the fiscal year ended June 30, 2024 of R$13.6 million, a decrease of R$44.7 million, or 76.7%, from a profit of R$58.3 million for the fiscal year ended June 30, 2023. This result reflected the 34.3% decrease in operating profit, which reached R$86.5 million, and the R$8.7 million increase in finance costs.

Non-allocated corporate expenses accounted for a R$184.1 million loss in the fiscal year ended June 30, 2024, as compared to R$567.3 million for the fiscal year ended June 30, 2023.mainly due to the R$319.6 million in Nasdaq listing and related Business Combination expenses incurred in the last fiscal year, which did not recur in the current fiscal year.

Historical Consolidated Statements of Profit or Loss
Fiscal Year Ended June 30, 2023 Compared to Fiscal Year Ended June 30, 2022
The following table sets forth our consolidated statements of profit or loss data for the year indicated.

	For the Fiscal Year Ended June 30,
	2023	2022	Variation (%)
	(in R$ millions, except as otherwise indicated)
Revenue	9,347.4	7,746.5	20.7%
Cost of goods sold	(7,616.6)	(6,421.0)	18.6%
Gross profit	1,730.8	1,325.5	30.6%
Operating expenses:
Sales, general and administrative expenses	(1,228.1)	(1,022.4)	20.1%
Other operating (expenses) income, net	(275.8)	56.8	n.m.
Operating profit	226.9	359.9	(37.0%)
Finance income (costs):
Finance income	287.9	417.7	(31.1%)
Finance costs	(875.0)	(618.1)	41.6%
Other financial income (costs)	(30.8)	(19.1)	61.3%
(Loss) profit before income taxes	(390.9)	140.5	n.m.
Income taxes:
Current	37.5	(111.4)	n.m.
Deferred	134.8	78.7	71.3%
(Loss) profit for the year	(218.6)	107.8	n.m.
_____________
n.m. = not meaningful.

Revenue
Revenue for the fiscal year ended June 30, 2023 was R$9,347.4 million, an increase of R$1,600.9 million, or 20.7%, from R$7,746.5 million for the fiscal year ended June 30, 2022, which was primarily attributable to:
i.a R$1,478.1 million increase in revenue from Brazil Ag Retail, reaching R$7,829.3 million for the fiscal year ended June 30, 2023. This growth was primarily driven by an increase of R$1,395.2 million, or 25.1%, in input sales, from R$5,555.1 million in the fiscal year ended June 30, 2022, to R$6,950.3 million in the fiscal year ended June 30, 2023, reflecting both organic and inorganic growth. The revenue amount disregards the intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report;

ii.a R$39.9 million increase in revenue from Latam Ag Retail, reaching R$1,206.3 million for the fiscal year ended June 30, 2023. This growth mainly resulted from an increase of R$78.9 million, or 7.4%, in input sales, from R$1,066.6 million in the fiscal year ended June 30, 2022, to R$1,145.5 million in the fiscal year ended June 30, 2023, reflecting Lavoro’s both organic and inorganic expansion; and

iii.a R$300.6 million increase in revenue from Crop Care, reaching R$632.8 million for the fiscal year ended June 30, 2023, primarily reflecting an increase of R$300.6 million, or 90.5%, in the sales of our private label products, from R$332.2 million in the fiscal year ended June 30, 2022 to R$632.8 million in the fiscal year ended June 30, 2023. The revenue amount disregards the intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report.

Cost of Goods Sold
Cost of goods sold for the fiscal year ended June 30, 2023 was R$7,616.6 million, an increase of R$1,195.6 million, or 18.6%, from R$6,421.0 million for the fiscal year ended June 30, 2022, which was primarily attributable to:
i.a R$1,206.3 million increase in the cost of goods sold in Brazil Ag Retail, primarily driven by (i) an increase of R$1,204,1 million, or 20.7%, in our cost of inventory, from R$5,824.7 million in the fiscal year ended June 30, 2022 to R$7,028.8 million in the fiscal year ended June 30, 2023, and (ii) an increase of R$1.9 million, or 5.2%, in our freight expenses, from R$37.3 million in the fiscal year ended June 30, 2022 to R$39.2 million in the fiscal year ended June 30, 2023, in each case resulting from higher sales volume. The amount of cost of goods sold disregards intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report;

ii.a R$34.0 million increase in the cost of goods sold in Latam Ag Retail, reflecting an increase of R$34.0 million, or 3.5%, in our costs associated with services, from R$967.6 million in the fiscal year ended June 30, 2022 to R$1,001.6 million in the fiscal year ended June 30, 2023; and

iii.a R$140.3 million increase in the cost of goods sold in Crop Care, primarily due to (i) an increase of R$124.9 million, or 62.7%, in cost of inventory, reflecting higher sales volumes, from R$199.2 million in the fiscal year ended June 30, 2022 to R$324.0 million in the fiscal year ended June 30, 2023, and (ii) an increase of R$8.2 million, or 301.5%, in our freight expenses, from R$2.7 million in the fiscal year ended June 30, 2022 to R$11.0 million in the fiscal year ended June 30, 2023, in each case resulting from higher sales volume. The amount of cost of goods sold disregards intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report;

Gross Profit
As a result of the foregoing, gross profit for the fiscal year ended June 30, 2023 was R$1,730.8 million, an increase of R$405.3 million, or 30.6%, from R$1,325.5 million for the fiscal year ended June 30, 2022. This represents a gross margin of 18.5% for the fiscal year ended June 30, 2023, compared to 17.1% for the fiscal year ended June 30, 2022.
Disregarding the intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report; gross profit in Brazil Ag Retail increased by R$271.8 million, reaching R$1,286.0 million for the fiscal year ended June 30, 2023. This resulted in a gross margin of 16.4%, compared to 16.0% for the fiscal year ended June 30, 2022. The 0.4 percentage point margin increase was attributable to a more favorable product mix, successful commercial and procurement strategies, and realized synergies from acquired companies. These factors more than offset a decrease in margins in fertilizers and crop protection products, particularly herbicides, resulting from industry-wide price declines driven in part by excess inventories in the retail channel across the country.
Gross profit in Latam Ag Retail increased by R$6.0 million, reaching R$196.6 million for the fiscal year ended June 30, 2023. This resulted in a gross margin of 16.3%, consistent with the fiscal year ended June 30, 2022. Margins remained unchanged despite a decrease in prevailing crop protection prices and increased competition.
Crop Care gross profit, disregarding the intersegment elimination related to sales between Brazil Ag Retail and Crop Care, increased by R$160.3 million, reaching R$280.9 million for the fiscal year ended June 30, 2023. This resulted in a gross margin of 44.4%, which was 8.1 percentage points higher than in the fiscal year ended June 30, 2022. The margin increase was attributable to a more favorable product mix and operating leverage resulting from greater absorption of fixed costs.

Sales, General and Administrative Expenses
Sales, general and administrative expenses for the fiscal year ended June 30, 2023 was R$1,228.1 million, an increase of R$205.7 million, or 20.1%, compared to R$1,022.4 million for the fiscal year ended June 30, 2022, which was mainly attributable to an increase of (i) R$142.6 million in personnel expenses, of which R$21.1 million represents the hiring of RTVs and administrative staff resulting from completed acquisitions during the period, (ii) R$9.4 million in allowance for expected credit losses due to sales volume growth, and (iii) R$18.2 million in sales commissions.
Changes in our sales, general and administrative expenses across our reporting segments were as follows:
i.sales, general and administrative expenses in Brazil Ag Retail amounted to R$741.9 million for the fiscal year ended June 30, 2023, an increase of R$72.7 million, or 9.8%, from R$685.9 million for the fiscal year ended June 30, 2022, which was primarily due to an increase of: (i) R$127.4 million in personnel expenses, and (ii) R$21.0 million in commissions;

ii.sales, general and administrative expenses in Latam Ag Retail amounted to R$120.9 million for the fiscal year ended June 30, 2023, and was unchanged when compared to the fiscal year ended June 30, 2022; and

iii.sales, general and administrative expenses in Crop Care amounted to R$150.8 million for the fiscal year ended June 30, 2023, an increase of R$50.2 million, or 33.3%, from R$91.3 million for the fiscal year ended June 30, 2022, which was primarily due to an increase of: (i) R$37.6 million in personnel expenses and (ii) R$9.4 million in allowances for expected credit losses.

Non-allocated corporate sales, general and administrative expenses for the fiscal year ended June 30, 2023, amounted to R$214.5 million, an increase of R$90.2 million, or 72.6%, from R$124.3 million for the fiscal year ended June 30, 2022. This rise primarily reflected (i) the reclassification of certain corporate expenses from the holding company, that were previously allocated to Lavoro’s operating segments, following the reassessment of our segment reporting structure; and (ii) increased consulting, legal, and professional fees, primarily related to the Business Combination.

Other Operating (Expenses) Income , Net
We recorded net other operating expenses for the fiscal year ended June 30, 2023 of R$275.8 million, compared to net other operating income of R$56.8 million for the fiscal year ended June 30, 2022. The change was primarily attributable to stock exchange listing expenses of R$319.6 million as a result of the Business Combination, partially offset by an increase of R$11.8 million in other operating income. For more information, see notes 22 and 32 to our audited consolidated financial statements included elsewhere in this annual report.
Changes in our other operating income (expenses), net across our reporting segments were as follows:
i.net other operating income in Brazil Ag Retail amounted to R$48.1 million for the fiscal year ended June 30, 2023, an increase of R$5.5 million, or 12.9%, from net other operating income of R$42.6 million for the fiscal year ended June 30, 2022. This increase was primarily due to a R$12.8 million tax benefit that allowed us to deduct PIS and COFINS taxes in the calculation of our revenue;
ii.net other operating expenses in Latam Ag Retail amounted to R$1.6 million for the fiscal year ended June 30, 2023, a decrease of R$4.4 million, or 73.0%, from net other operating expenses of R$6.1 million for the fiscal year ended June 30, 2022. This decrease was primarily due to a R$2.6 million decrease in expenses in the fiscal year ended on June 2023, as a result of a commercial collaboration agreement that was terminated during the fiscal year ended June 30, 2022; and
iii.net other operating income in Crop Care amounted to R$1.5 million for the fiscal year ended June 30, 2023, a decrease of R$18.7 million, or 92.5%, from R$20.2 million for the fiscal year ended June 30, 2022. This decrease was primarily due to a gain on bargain purchases of R$18.3 million recorded in the fiscal year ended June 30, 2022, which did not recur in the fiscal year ended June 30, 2023. The recorded gain on bargain purchases was the difference between the fair value of Union Agro’s net assets and the consideration Crop Care paid for such assets.
Non-allocated corporate net other operating expenses for the fiscal year ended June 30, 2023 amounted to R$323.8 million, as compared to nil for the fiscal year ended June 30, 2022, and was primarily attributable to stock exchange listing expenses of R$319.6 million as a result of the Business Combination.

Finance Income
Finance income for the fiscal year ended June 30, 2023 was R$287.9 million, a decrease of R$129.8 million, or 31.1%, from R$417.7 million for the fiscal year ended June 30, 2022, which was primarily attributable to a decrease of R$157.1 million in interest income arising from revenue contracts as a result of a lower volume of financing provided to customers.

Changes in our finance income across our reporting segments were as follows:

i.finance income in Brazil Ag Retail amounted to R$284.1 million for the fiscal year ended June 30, 2023, a decrease of R$115.8 million, or 29.0%, from R$399.9 million for the fiscal year ended June 30, 2022, which was primarily due to a R$143.7 million decrease in interest income from receivables from revenue contracts;

ii.finance income in Latam Ag Retail amounted to R$1.1 million for the fiscal year ended June 30, 2023, an increase of R$1.1 million when compared to nil in the fiscal year ended June 30, 2022, due to R$1.1 million generated from interest of cash equivalents; and

iii.finance income in Crop Care amounted to R$2.3 million for the fiscal year ended June 30, 2023, a decrease of R$15.4 million from R$17.8 million for the fiscal year ended June 30, 2022, which was primarily due to a R$13.4 million decrease in interest income from revenue contracts.

Non-allocated corporate finance income for the fiscal year ended June 30, 2023 amounted to R$0.3 million, as compared to nil for the fiscal year ended June 30, 2022, reflecting R$0.3 million interest from cash equivalents.

Finance Costs
Finance costs for the fiscal year ended June 30, 2023 were R$875.0 million, an increase of R$256.9 million, or 41.6%, from R$618.1 million for the fiscal year ended June 30, 2022, which was primarily attributable to an increase of R$214.7 million in interest on borrowings, mainly due to an increase in our total indebtedness.

Changes in our finance costs across our reporting segments were as follows:

i.finance costs in Brazil Ag Retail amounted to R$803.6 million for the fiscal year ended June 30, 2023, an increase of R$210.7 million, or 35.5%, from R$592.9 million for the fiscal year ended June 30, 2022, which was primarily due to an increase of R$166.9 million in interest on borrowings, mainly due to an increase in our total indebtedness;

ii.finance costs in Latam Ag Retail amounted to R$14.5 million for the fiscal year ended June 30, 2023, an increase of R$6.0 million, or 70.3%, from R$8.5 million for the fiscal year ended June 30, 2022, which was primarily due to an increase of R$8.1 million in interest on borrowings as a result of the increase in our total indebtedness; and

iii.finance costs in Crop Care amounted to R$56.7 million for the fiscal year ended June 30, 2023, an increase of R$43.8 million, or 339.0%, from R$12.9 million for the fiscal year ended June 30, 2022, which was primarily due to an increase of R$43.6 million in interest on borrowings as a result of the increase in our total indebtedness;

Non-allocated corporate finance costs for the fiscal year ended June 30, 2023 amounted to R$0.1 million and remained stable when compared to nil for the fiscal year ended June 30, 2022.

Other Financial Income (Costs)
Other financial costs for the fiscal year ended June 30, 2023, were R$30.8 million, an increase of R$11.7 million, or 61.3%, from R$19.1 million for the fiscal year ended June 30, 2023. This increase was primarily driven by: (i) an increase of R$98.7 million in loss on fair value of commodity forward contracts as a result of declining commodity prices and (ii) R$28.6 million losses from foreign exchange differences on net cash equivalents. This was partially offset by a R$79.4 million increase in gains on changes in fair value of derivative instruments in the fiscal year ended June 30, 2023 compared to a loss on changes in fair value of derivative instruments of R$26.3 million in the fiscal year ended June 30, 2022.

Changes in our other financial income (costs) across our reporting segments were as follows:

i.other financial costs in Brazil Ag Retail amounted to R$5.5 million for the fiscal year ended June 30, 2023, a decrease of R$13.8 million, from R$19.4 million for the fiscal year ended June 30, 2022 This improvement was primarily driven by a R$76.2 million gain from changes in the fair value of derivative instruments, which partially offset R$98.7 million in losses on commodity forward contracts due to a decline in commodity prices;

ii.other financial costs in Latam Ag Retail amounted to R$2.0 million for the fiscal year ended June 30, 2023, an increase of R$0.8 million, or 71.1%, from R$1.2 million for the fiscal year ended June 30, 2022. This increase was primarily due to a R$2.4 million loss on foreign exchange related to trade receivables and payables; and

iii.other financial income in Crop Care amounted to R$6.0 million for the fiscal year ended June 30, 2023, compared to a loss of R$2.4 million for the fiscal year ended June 30, 2022, mainly driven by a R$4.5 million increase in gains from changes in the fair value of derivative instruments.

Non-allocated corporate other financial costs for the fiscal year ended June 30, 2023, amounted to R$29.2 million compared to nil for the fiscal year ended June 30, 2022, and was primarily attributable to a R$33.0 million increase in foreign exchange differences due to the cash received in connection with the Business Combination.

Current Income Taxes
We recorded a current income taxes gains for the fiscal year ended June 30, 2023, of R$37.5 million, compared to a current income taxes expense of R$111.4 million for the fiscal year ended June 30, 2022, which was primarily attributable to a tax benefit that allowed us to deduct ICMS taxes in the calculation of our income taxes. For more information, see notes 10 and 24 to our audited consolidated financial statements included elsewhere in this annual report.

Changes in our current income taxes across our reporting segments were as follows:

i.current income taxes credit in Brazil Ag Retail amounted to R$104.2 million for the fiscal year ended June 30, 2023, a variation of R$180.1 million as compared to a current income expense of R$75.8 million for the fiscal year ended June 30, 2022, which was primarily due to a R$244.7 million tax benefit that allowed us to deduct ICMS taxes in the calculation of our income taxes;

ii.current income taxes in Latam Ag Retail amounted to R$27.2 million for the fiscal year ended June 30, 2023, an increase of R$5.5 million, or 24.5%, from R$21.7 million for the fiscal year ended June 30, 2022, primarily due to (i) an 8.6% increase of profit before taxes in this segment, and (ii) an increase in the tax imposed by the Colombian government for the fiscal year ended June 30, 2023; and

iii.current income taxes in Crop Care amounted to R$39.5 million for the fiscal year ended June 30, 2023, an increase of R$25.6 million, or 183%, from R$13.9 million for the fiscal year ended June 30, 2022, which was primarily due to a R$300.6 million increase in our pre-tax revenue in the fiscal year ended June 30, 2023.

Deferred Income Taxes
Deferred income taxes gain for the fiscal year ended June 30, 2023, was R$134.8 million, an increase of R$56.0 million, or 71.1%, from R$78.7 million for the fiscal year ended June 30, 2022, which was primarily attributable to an increase in the recognition of deferred tax assets arising from: (i) tax losses, which increased by R$73.7 million and (ii) the adjustment to present value of trade receivables and trade payables, which decreased by R$26.4 million.

Changes in our deferred income taxes across our reporting segments were as follows:

i.deferred income taxes in Brazil Ag Retail amounted to R$104.1 million for the fiscal year ended June 30, 2023, an increase of R$23.9 million, or 29.8%, from R$80.1 million for the fiscal year ended June 30, 2022, which was primarily due to: (i) an increase in our tax losses by R$59.8 million, (ii) the adjustment to present value of trade receivables and trade payables, which increased by R$21 million, and (iii) the fair value of the commodity forward contracts, which increased R$33 million;

ii.deferred income taxes in Latam Ag Retail amounted to R$5 million for the fiscal year ended June 30, 2023, an increase of R$3.9 million, or 393.0%, from R$1.1 million for the fiscal year ended June 30, 2022, primarily due to an increase in provisions for non-deductible securities in the 2023 season crop and an uptick in expenses resulting from the impairment of our portfolio and inventory; and

iii.deferred income taxes in Crop Care amounted to R$14.5 million for the fiscal year ended June 30, 2023, reflecting a positive variation of R$16.7 million from a deferred expense of R$2.0 million for the fiscal year ending June 30, 2022, which was primarily due to the recognition of deferred tax assets without offsetting tax loss carryforwards from previous years, particularly with respect to one of our Crop Care subsidiaries, which accounted for a R$10.0 million increase.

Profit (loss) for the Year
Due to the foregoing, we recorded a loss for the fiscal year ended June 30, 2023 of R$218.7 million, compared to a profit of R$107.8 million for the fiscal year ended June 30, 2022. Disregarding the intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 of our audited consolidated financial statements, included elsewhere in this annual report:

i.Brazil Ag Retail recorded a profit for the fiscal year ended June 30, 2023 of R$275.5 million, an increase of R$117.8 million, or 74.8%, from R$157.6 million for the fiscal year ended June 30, 2022. This growth reflected the 59.7% increase in operating profit, which reached R$592.2 million, and an income taxes gain of R$204.4 million; offsetting the R$307.8 million financial costs increase;

ii.Latam Ag Retail recorded a profit for the fiscal year ended June 30, 2023 of R$36.4 million, an increase of R$3.2 million, or 9.6%, from R$33.2 million for the fiscal year ended June 30, 2022. This growth reflected the 16% increase in operating profit, which reached R$10.3 million, offsetting income taxes expenses of R$1.3 million and the R$5.7 million increase in financial costs. and

iii.Crop Care recorded a profit for the fiscal year ended June 30, 2023 of R$58.3 million, an increase of R$17.1 million, or 41.4%, from R$41.2 million for the fiscal year ended June 30, 2022. This growth reflected the 165.8% increase in operating profit, which reached R$131.6 million, offsetting income taxes expenses of R$9.1 million and the R$55,8 million increase in financial costs.

Non-allocated corporate expenses accounted for a R$567.3 million loss in the fiscal year ended June 30, 2023, an increase of R$443.0 million, or 356.5% from R$124.3 million for the fiscal year ended June 30, 2022, mainly due to the R$319.6 million in Nasdaq listing and related Business Combination expenses incurred in the period, as compared to nil for the fiscal year ended June 30, 2022.

Non-IFRS Financial Measures and Reconciliations
The financial information and other data contained in this subsection is presented to aid the reader to evaluate our business, financial condition, results of operations and prospects. This annual report presents our Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt and Net Debt Adjusted EBITDA Ratio, and their reconciliations for the convenience of investors, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. For further information on why our management chooses to use these non-IFRS financial measures, and on the limits of using these non-IFRS financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures.”
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA is defined as (loss) profit for the year, adjusted for finance income (costs), income taxes current and deferred, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis, (iv) gain on bargain purchases, which are also related to purchase price allocation of past acquisitions; (v) listing and other expenses recognized in connection with the Business Combination, (vi) share-based compensation expenses, (vii) one-off bonuses paid out to our employees recognized across multiple quarters in the fiscal years ending June 30, 2023, and 2024, and (viii) expenses paid to Patria in relation to management consultancy services in connection with acquisition transactions. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the year. For further information on Adjusted EBITDA and Adjusted EBITDA Margin, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.”

	For the Fiscal Year Ended June 30,
	2024	2024	2023	2022
	(in US$ millions)(1)	(in R$ millions, except as otherwise indicated)
(Loss) Profit for the year	(141.2)	(785.0)	(218.7)	107.8
(+) Depreciation and amortization	32.2	179.0	140.6	118.5
(+) Income taxes current and deferred	(4.6)	(25.6)	(172.3)	32.7
(+) Finance income (costs)	148.0	822.5	617.8	219.4
(+) Share of profit of an associate	(0.3)	(1.5)	—	—
(+) Fair value on inventories sold from acquired companies(2)	0.2	1.0	26.9	27.0
(+) M&A expenses(3)	3.9	21.7	11.1	15.8
(+) Gain on bargain purchases(4)	—	—	—	(18.3)
(+) Listing expenses(5)	—	—	319.6	—
(+) Share-based compensation expenses(6)	2.8	15.6	14.5	—
(+) One-off bonuses(7)	3.2	18.0	29.7	—
(+) Monitoring expenses(8)	3.1	17.5	18.7	2.5
Adjusted EBITDA	47.3	263.2	787.9	505.4
(/) Revenue	1,689.6	9,392.3	9,347.4	7,746.5
Adjusted EBITDA Margin	2.8%	2.8%	8.4%	6.5%
_____________
(1)For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.5589 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”
(2)Fair value adjustment on inventory sold from acquired companies
(3)M&A expenses primarily include M&A team compensation expenses and accounting and tax due diligence expenses.
(4)Refers to the difference between the fair value of the Union Agro’s net assets and the price paid by the Company, recorded as a gain. For more information, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.
(5)Refers to stock exchange listing service as a result of the SPAC Transaction. For more information, see note 23 to our audited consolidated financial statements included elsewhere in this annual report.
(6)Refers to share-based compensation expenses recognized for employee services received during the year. For more information, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.

(7)Refers to a deferred, one-off expense related to employee bonuses, recognized across multiple quarters in the fiscal years ending June 30, 2023, and 2024.
(8)Refers to expenses paid to Patria in relation to management support services for acquisition transactions. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Related Party Transactions.”
Net Debt and Net Debt/Adjusted EBITDA Ratio
Net Debt is calculated as borrowings (current and non-current) plus payables for the acquisition of subsidiaries (current and non-current), obligations to FIAGRO quota holders, obligations to Agribusiness Receivables Certificates (CRA) quota holders (current and non-current), warrant liabilities and liability for FPA shares, less cash equivalents and restricted cash. Net Debt/Adjusted EBITDA Ratio, also a non-IFRS financial measure, is calculated as Net Debt divided by Adjusted EBITDA. For further information on Net Debt and Net Debt /Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt /Adjusted EBITDA Ratio.”

	As of June 30,
	2024	2024	2023	2022
	(in US$ millions)(1)	(in R$ millions, except as otherwise indicated)
Borrowings (current and non-current)	220.5	1,225.6	965.5	710.6
Agribusiness Receivables Certificates (current and non-current) (2)	73.0	405.6	—	—
Obligations to FIAGRO quota holders (2)	36.9	205.1	150.0	—
Payables for the acquisition of subsidiaries (current and non-current)	37.1	206.2	275.2	164.4
Warrants liabilities (3)	4.0	22.4	36.4	—
Liabilities for FPA Shares (current and non-current) (3)	30.4	168.9	139.1	—
(-) Cash equivalents	(163.9)	(911.3)	(564.3)	(254.4)
(-) Restricted cash (3)	(30.4)	(168.9)	(139.2)	(1.3)
Net Debt	207.5	1,153.6	862.7	619.3
Adjusted EBITDA	47.3	263.2	787.9	505.4
Net Debt/Adjusted EBITDA Ratio	4.4x	4.4x	1.1x	1.1x
_________________
(1)For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.5589 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”
(2)For more information on our obligations to FIAGRO quota holders and Agribusiness Receivables Certificates (CRA) quota holders (current and non-current), see note19 to our audited consolidated financial statements, included elsewhere in this annual report.
(3)For more information on our warrant liabilities, liability for FPA shares and restricted cash, see note 23 to our audited consolidated financial statements.
Material Weakness in Internal Controls and Remediation
As mentioned elsewhere in this annual report, prior to the Business Combination, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures.

Our management has assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. Using the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO.” Based on this assessment management concluded that our internal control over financial reporting was not effective as of June 30, 2024 because of the material weaknesses described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Management identified the following material weaknesses as of June 30, 2024:

•IT General Controls: Management identified a material weakness relating to the identification, design, and execution of relevant controls to prevent and detect deficiencies in information technology or “IT” that also affected the effectiveness of automated and IT-dependent controls, including lack of controls in place to monitor and oversee the completion of controls performed by a third-party.

Entity and Process level controls: Management also identified a material weakness in the ineffective design, implementation and operation of internal controls applicable across both entity and transaction levels including the timely reconciliation of significant accounts and identification of necessary adjustments.

•Financial Statement Close Process: Further, management identified a material weakness relating to the design, implementation and execution of controls in the financial statement close process, including the lack of review of accounting implications arising from complex transactions as well as from the consolidation process.

As a result of the above material weaknesses, both individually and in the aggregate, management concluded that our internal controls over financial reporting were not effective as of June 30, 2024. However, the material weaknesses mentioned above did not result in a material misstatement in our consolidated financial statements for the year ended June 30, 2024.

We have identified and begun to implement several steps to remediate the material weaknesses described above and to enhance our overall control environment. Our remediation process will include:

•We plan to implement appropriate IT corrective measures and reassess our internal control framework regarding the SAP S/4 Hana ERP to reduce the risk of potential inaccuracies in our consolidated financial statements, which will involve the hiring of external parties.

•We are working on the implementation of the centralized ERP SAP S/4 Hana and will enhance our use of IT systems to reduce the efforts of documentation and retention of evidence for proper execution.

•We will review our internal control matrices with the aim of improving their quality and effectiveness, in order to ensure compliance with the Sarbanes-Oxley Act (and the associated regulations issued by the SEC) and the Internal Control—Integrated Framework (2013) issued by COSO.

•We will plan for timely remediation of control deficiencies for the control environment to be effective for a sufficient year of time during the next fiscal year and the implementation of monitoring controls such as self-assessments and action plans to remediate deficiencies.

To this end, we plan to implement suitable corrective measures and reassess our internal controls framework to reduce the risk of potential inaccuracies in the areas of IT, revenue, and inventory. We will consider the material weakness remediated once the applicable controls have operated for a sufficient year and management is able to conclude, through testing, that the controls are operating effectively. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting and, if we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

B.Liquidity and Capital Resources
As of June 30, 2024, 2023 and 2022, we had R$911.3 million, R$564.3 million and R$254.4 million in cash equivalents, respectively. We believe that our current available cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.
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
In addition, in the fiscal year ended June 30, 2024, we obtained a tax benefit that permits us to deduct an ICMS benefit from our income taxes calculation. For more information, see notes 10 and 23 to our audited consolidated financial statements included elsewhere in this annual report. In accordance with Article 30 of Law No. 12,973/2014, the amount of ICMS benefits must be allocated to the fiscal incentive reserve category when there is sufficient profit in each subsidiary. Additionally, under the same law, these tax benefits must be included in the calculation base for corporate income taxes and the related social contribution on net profits when dividends are distributed or capital is refunded to the shareholders of the subsidiaries. As of June 30, 2024, the amount of fiscal incentive reserve in the subsidiaries is R$458.6 million and the balance of the fiscal benefit not yet allocated due to insufficient profits for this allocation stands at R$ 916.8 million. We have no intention to make our subsidiaries to distribute the incentive amounts to the parent. In the event of dividend distribution taxation will apply, as per the provisions of tax laws.

Cash Flows
The following table shows the generation and use of cash for the years indicated:

	For the Fiscal Year Ended June 30,
	2024	2024	2023	2022
	(US$ millions(1))	(R$ millions)
Cash Flow Data
Net cash flows from (used in) operating activities	29.8	165.8	108.1	(259.5)
Net cash flows used in investing activities	(57.3)	(318.3)	(220.7)	(244.7)
Net cash flows provided by financing activities	88.1	489.5	448.7	299.1
_____________
(1)For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.5589 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”
Cash equivalents are comprised of short-term highly liquid investments with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. For more information, see note 5 to our audited consolidated financial statements included elsewhere in this annual report.
Operating Activities
In the fiscal year ended June 30, 2024, our net cash from operating activities was R$165.8 million, an increase of R$57.7 million, compared to net cash from operating activities of R$108.1 million in the fiscal year ended June 30, 2023, the positive variation in operational assets and liabilities resulting in the amount of R$802.3 million, mainly impacted by retention of supplier balances and greater settlement of receivables, however this improvement was partially offset by a (ii) negative impact on the adjusted result of R$488.4 million in relation to the previous year, (iii) increase of R$471.1 million in interest paid on suppliers, lease liabilities, loans and financing and FIAGRO quota holders, reflecting a greater volume of operations in the year. Interest received from customer contracts increased by R$109.7 million and income taxes paid/received variation by R$105.5 million compared to the previous year, allowing us to maintain an improvement in our operational activities despite an adverse scenario.

In the fiscal year ended June 30, 2023, our net cash from operating activities was R$108.1 million, an increase of R$367.6 million, compared to net cash used in operating activities of R$259.5 million in the fiscal year ended June 30, 2022, mainly due to: (i) an increase of R$255.6 million in our profit for the year and the adjustments to reconcile (loss) profit for the year to net cash flows, (ii) a decrease of R$280.9 million in our cash use for operating assets and liabilities, the variations of inventories, trade receivables, advances from customers, trade payables, taxes recoverable and salaries and social charges being the largest contributors to this decrease, partially offset by (i) an increase of R$74.4 million in interest paid on trade payables, lease liabilities and borrowings as a result of the larger volume of our operations and (ii) a decrease of R$104.5 million in interest received from revenue contracts compared to 2022.

Investing Activities
In the fiscal year ended June 30, 2024, our net cash used in investment activities increased by R$97.5 million, from R$220.7 million in the fiscal year ended June 30, 2023 to R$318.3 million in the fiscal year ended June 30, 2024, mainly due to: (i) increase of R$65.5 million in cash spent on acquiring subsidiaries, and (ii) an increase of R$49.1 million additions to property, plant and equipment and intangible assets and a positive impact of R$17.0 million from the sale of fixed assets.

In the fiscal year ended June 30, 2023, our net cash used in investing activities decreased by R$24.0 million, from R$244.7 million in the fiscal year ended June 30, 2022 to R$220.7 million in the fiscal year ended June 30, 2023, mainly due to: (i) a decrease of R$40.9 million in the acquisition of non-controlling interests, in the fiscal year ended June 30, 2023 compared to the corresponding year in 2022; and (ii) an increase in additions to property, plant and equipment and intangible assets of R$17.7 million, in particular as a result of the larger volume of our operations.

Financing Activities
In the fiscal year ended June 30, 2024, our net cash provided by financing activities increased by R$40.8 million, from R$448.7 million in the fiscal year ended June 30, 2023 to R$489.5 million in the fiscal year ended June 30, 2024, mainly due to: (i) an increase of borrowings in the amount of R$1,116.1 million, (ii) the capture of CRA (Agribusiness Receivables Certificates) in the amount of R$404.6 million, (iii) an increase of R$912.8 million in the settlement of loans and financing, and (iv) a payment of R$133.8 million referring to the repayment of FIAGRO quota holders.

In the fiscal year ended June 30, 2023, our net cash provided by financing activities increased by R$149.6 million, from R$299.1 million in the fiscal year ended June 30, 2022 to R$448.7 million in the fiscal year ended June 30, 2023, mainly due to: (i) an increase of R$1,156.4 million in the repayment of borrowings and R$833.5 million in proceeds from borrowings, (ii) a R$150.0 million increase in proceeds from FIAGRO quota holders, net of transaction costs, and (iii) proceeds from the Business Combination in the amount of R$391.6 million, net of transaction costs, for the fiscal year ended June 30, 2023.

Indebtedness
As of June 30, 2024, we had R$1,225.6 million in outstanding borrowings (current and non-current) (compared to R$965.5 million and R$710.6 million as of June 30, 2023 and 2022, respectively). As of June 30, 2024, we had R$205.1 million in obligations to FIAGRO quota holders (R$150.0 million as of June 30, 2023 and nil as of 2022). In addition, as of June 30, 2024, we had R$405.6 million in obligations to Agribusiness Receivables Certificates (CRA) quota holders (nil as of June 30, 2023 an June 30, 2022). For more information on FIAGRO and Agribusiness Receivables Certificates (CRA), see note 18 to our audited consolidated financial statements.

The following is a description of our material indebtedness as of June 30, 2024:
On June 28, 2014, our subsidiary Crop Care issued a 4131 to a local bank in consideration of a term loan credit facility in the principal amount of R$49.9 million, with interest accruing at a rate per annum equal to the 3.50% and maturing on June 30, 2025. As of June 30, 2024, R$50.4 million was outstanding under this credit facility.

On June 28, 2014, our subsidiary Crop Care issued a 4131 to a local bank in consideration of a term loan credit facility in the principal amount of R$100 million, with interest accruing at a rate per annum equal to the 2.50% and maturing on June 30, 2025. As of June 30, 2024, R$101 million was outstanding under this credit facility.

On July 27, 2022, our subsidiary Agricultura y Servicios S.A.S issued a Tesorería note to a local bank in consideration of a term loan credit facility in the principal amount of COP$12.0 million, with interest accruing at a rate per annum equal to the IBR Rate plus 4.00% and maturing on July 27, 2027. This term loan credit facility is guaranteed by our subsidiary Lavoro Colombia S.A.S. As of June 30, 2024, COP$8.3 million was outstanding under this credit facility.

On October 3, 2022, our subsidiary Union Agro issued a fixed credit note (Credito Fixo) to a local bank in consideration of a term loan credit facility in the principal amount of R$19.0 million, with interest accruing at a rate per annum equal to the CDI Rate plus 4.95% and maturing on October 10, 2025. This term loan credit facility is guaranteed by our subsidiary Lavoro Agro Holding S.A. As of June 30, 2024, R$5.9 million was outstanding under this credit facility.

On March 11, 2023, our subsidiary Agrobiológica issued a CCB to a local bank in consideration of a term loan credit facility in the principal amount of R$19.3 million, with interest accruing at a rate per annum equal to the CDI Rate plus 4.35% and maturing on March 15, 2027. As of June 30, 2024, R$10.7 million was outstanding under this credit facility.

On August 2, 2023, our subsidiary Lavoro Agrocomercial issued a credit certificate (cédula de crédito bancário) (CCB) – BNDES FINAME to a local bank in consideration of a term loan credit facility in the principal amount of R$60 million, with interest accruing at a rate per annum equal to CDI + 2.30% and maturing on August 15, 2024. As of June 30, 2024, R$67.6 million was outstanding under this credit facility.

On August 31, 2023, our subsidiary Lavoro Agrocomercial issued a rural product note (cédula de produto rural financeira) (CPR) to a local bank in consideration of a term loan credit facility in the principal amount of R$50 million, with interest accruing at a rate per annum equal to CDI + 2.65% and maturing on August 31, 2024. As of June 30, 2024, R$55.8 million was outstanding under this credit facility.

On September 5, 2023, our subsidiary Coram Comercio e Representações issued a direct external loan (empréstimo externo direto 4.131) to a local bank in consideration of a term loan credit facility in the principal amount of USD2 million, with interest accruing at a rate per annum equal to USD + 8.40% and maturing on August 28, 2024. As of June 30, 2024, R$11.1 million was outstanding under this credit facility.

On September 6, 2023, our subsidiary Lavoro Agrocomercial issued an export credit note (nota de crédito à exportação) (NCE) to a local bank in consideration of a term loan credit facility in the principal amount of R$50 million, with interest accruing at a rate per annum equal to CDI + 2.98% and maturing on August 16, 2024. As of June 30, 2024, R$48.5 million was outstanding under this credit facility.

On September 6, 2023, our subsidiary Distribuidora Pitangueiras de Produtos Agropecuarios issued an export credit note (nota de crédito à exportação) (NCE) to a local bank in consideration of a term loan credit facility in the principal amount of R$50 million, with interest accruing at a rate per annum equal to CDI + 2.98% and maturing on August 16, 2024. As of June 30, 2024, R$50.2 million was outstanding under this credit facility.

On September 22, 2023, our subsidiary Union Agro issued a rural product note (cédula de produto rural financeira) (CPR) to a local bank in consideration of a term loan credit facility in the principal amount of R$20 million, with interest accruing at a rate per annum equal to the CDI Rate plus 14.40% and maturing on September 19, 2024. As of June 30, 2024, R$22.2 million was outstanding under this credit facility.

On October 27, 2023, our subsidiary Lavoro Agrocomercial issued a rural product note (cédula de produto rural financeira) (CPR) to a local bank in consideration of a term loan credit facility in the principal amount of R$50 million, with interest accruing at a rate per annum equal to CDI + 3.00% and maturing on July 23, 2024. As of June 30, 2024, R$54.7 million was outstanding under this credit facility.

On November 21, 2023, our subsidiary Agrobiologica issued an assignment contract (contrato de cessão) over receivables in consideration of a term loan credit limit in the principal amount of R$1 million, with interest accruing at a rate per annum equal to 22,42% and maturing on September 20, 2024. As of June 30, 2024, R$16 million was outstanding under this credit facility.

On January 10, 2024, our subsidiary Union Agro issued a fixed credit note (Credito Fixo) to a local bank in consideration of a term loan credit facility in the principal amount of R$50 million, with interest accruing at a rate per annum equal to the CDI Rate plus 13.79% and maturing on January 02, 2025. As of June 30, 2024, R$52.9 million was outstanding under this credit facility.

On January 15, 2024, our subsidiary Agrobiologica issued a credit rights investment fund (fundos de investimentos em direitos creditórios) (FIDC) to operate with receivables financing in consideration of a term loan credit limit in the principal amount of R$7.1 million, with interest accruing at a rate per annum equal to 18.44% and maturing on June 16, 2025. As of June 30, 2024, R$19.7 million was outstanding under this credit facility.

On March 28, 2024, our subsidiary Perterra Insumos issued a rural product note (cédula de produto rural financeira) (CPR) in consideration of a term loan credit facility in the principal amount of R$20 million, with interest accruing at a rate per annum equal to CDI + 3.08% rate swap and maturing on March 28, 2025. This term loan credit facility is guaranteed by our subsidiary Crop Care, Araci and Lavoro Holding. As of June 30, 2024, R$22.6 million was outstanding under this credit facility.

On May 17, 2024, our subsidiary Perterra Insumos issued a rural product note (cédula de produto rural financeira) (CPR) in consideration of a term loan credit facility in the principal amount of R$20 million, with interest accruing at a rate per annum equal to CDI + 3.45% and maturing on November 18, 2024. This term loan credit facility is guaranteed by our subsidiary Lavoro Holding. As of June 30, 2024, R$20 million was outstanding under this credit facility.

On June 7, 2024, our subsidiary Perterra Insumos issued a rural product note (cédula de produto rural financeira) (CPR) in consideration of a term loan credit facility in the principal amount of R$60 million, with interest accruing at a rate per annum equal to CDI + 3.20% rate swap and maturing on April 30, 2025. This term loan credit facility is guaranteed by our subsidiary Crop Care, Araci and Lavoro Holding. As of June 30, 2024, R$63 million was outstanding under this credit facility.

On June 24, 2024, our subsidiary Perterra Insumos issued a credit certificate (cédula de crédito bancário) (CCB) in consideration of a term loan credit facility in the principal amount of R$20 million, with interest accruing at a rate per annum equal to the 17.46% and maturing on December 30, 2025. This term loan credit facility is guaranteed by our subsidiary Crop Care. As of June 30, 2024, R$20.2 million was outstanding under this credit facility.

On June 27, 2024, our subsidiary Lavoro Agrocomercial issued a an export credit note (nota de crédito à exportação) (NCE) to a local bank in consideration of a term loan credit facility in the principal amount of R$260 million, with interest accruing at a rate per annum equal to CDI + 4.50% and maturing on June 25, 2025. As of June 30, 2024, R$260 million was outstanding under this credit facility.

On June 28, 2024, our subsidiary Distribuidora Pitangueiras de Produtos Agropecuarios issued a direct eternal loan (empréstimo externo direto 4.131) to a local bank in consideration of a term loan credit facility in the principal amount of USD16 million, with interest accruing at a rate per annum equal to USD + 7.85% and maturing on June 23, 2025. As of June 30, 2024, R$92.1 million was outstanding under this credit facility.

On June 28, 2024, our subsidiary Union Agro issued a fixed credit note (Credito Fixo) to a local bank in consideration of a term loan credit facility in the principal amount of R$20 million, with interest accruing at a rate per annum equal to the CDI Rate plus 13.95% and maturing on June 28, 2025. As of June 30, 2024, R$20 million was outstanding under this credit facility.

As of June 30, 2024, and as of the date of this annual report, we are in compliance with the covenants in our borrowing agreements, which do not contain financial covenants. For further information on our indebtedness, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

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
Agribusiness Receivables Certificates

On December 22, 2023, our subsidiary Lavoro Agro Holdings S.A. entered into a secured credit facility for the issuance of Agribusiness Receivables Certificates (“CRA”), a type of fixed-income security specific to Brazil’s agribusiness sector, governed by Brazilian securities laws. This credit facility consists of two series maturing on December 22, 2027. The first series, totaling R$69.0 million, bears interest at the Brazilian Interbank Deposit Certificate rate (known as Certificado de Depósito Interbancário, or “CDI”), plus 3.0% per annum. The second series, totaling R$351.9 million, carries a fixed interest rate of 14.2% per annum, with R$405.6 million outstanding as of June 30, 2024.

The issuance of both series was structured in collaboration with EcoAgro Group, a firm that specializes in structuring CRAs. UBS BB acted as the lead coordinator for this transaction, with Alfa and XP Investimentos serving as additional coordinators in the syndicate. For further details, see note 20 to our audited consolidated financial statements included elsewhere in this annual report.

Proceeds from Warrants
We will not receive any of the proceeds from sales of Warrants, except with respect to amounts we may receive upon the exercise of the Warrants. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Ordinary Shares, the reported sales price for which was US$5.43 per share on June 30, 2024. Each Warrant is exercisable for one Ordinary Share at an exercise price of US$11.50. Therefore, if and when the trading price of the Ordinary Shares is less than US$11.50, we expect that warrantholders would not exercise their Warrants.
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
Capital Expenditures
In the fiscal years ended June 30, 2024 and 2023, our principal capital expenditures consisted of additions to property, plant and equipment and intangible assets, which amounted to R$114.4 million and R$65.4 million in such fiscal years, respectively. In these fiscal years, our capital expenditures were primarily used to acquire vehicles, machines and equipment, to improve facilities to support the growth of our operations and to improve efficiency and quality, including a R$100 million investment (between 2022 and 2025) in Agrobiológica to develop its research and development and production site in Itapolis, state of São Paulo. Such capital expenditures are financed through cash generated from our operations or, in the case of the Agrobiológica expenditure, through long-term indebtedness. To the extent the proceeds of the Business Combination and cash from our business activities are insufficient to fund future capital requirements, including potential future acquisitions, we may need to seek equity or debt financing in the future. We will continue to make capital expenditures to support the expected growth of our business.

Tabular Disclosure of Contractual Obligations
The following is a summary of our contractual obligations as of June 30, 2024:

	Payments Due By Period as of June 30, 2024
	Total	Up to 1 year	1-5 years
	(in R$ millions)
Lease liabilities	106.2	133.1	239.3
Borrowings	1,314.8	38.2	1,353.0
Obligations to FIAGRO quota holders	226.4	—	226.4
Agribusiness Receivables Certificates	1.0	446.7	447.7
Payables for the acquisition of subsidiaries	186.7	28.0	214.7
Warrant liabilities	22.4	—	22.4
Liability for FPA Shares	168.9	—	168.9
Total	2,026.4	646.0	2,672.4

The following is a summary of our contractual obligations as of June 30, 2023:

	Payments Due By Period as of June 30, 2023
	Total	Up to 1 year	1-5 years
	(in R$ millions)
Lease liabilities	202.7	91.4	111.3
Borrowings	1,030.7	982.3	48.4
Payables for the acquisition of subsidiaries	279.9	224.7	55.2
Obligations to FIAGRO quota holders	159.7	159.7	—
Warrant liabilities	36.4	—	36.4
Liability for FPA shares	139.1	—	139.1
Total	1,848.5	1,458.1	390.4

Off-Balance Sheet Arrangements
We provide guarantees to our input suppliers in consideration for installment purchases of agricultural inputs. These guarantees are represented by short-term bank guarantees and the endorsement of rural producer notes (cédula do produtor rural), or CPRs, obtained from customers in the sales process. The amount of these guarantees was R$1,082.2 million and R$920.9 million as of June 30, 2024 and 2023, respectively.
Other than as set forth above, we did not have any off-balance sheet arrangements as of June 30, 2024.
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
As of June 30, 2024, we owned one Brazil-issued patent related to bacterial growth medium. We own a number of trademarks including “Lavoro,” “Integra,” “Qualicitrus,” “América,” “Agrovenci,” and other valuable trademarks and designs covering various brands, products and services, including “Perterra.” We also own a number of domain names registered in Brazil, including lavoroagro.com, grupopitangueiras.com.br, impactoinsumos.com.br, and agrobiologica.com.br and abroad such as grupogral.co.

As of the date of this annual report, our application to register the trademark “Lavoro” in the United States is pending approval by the relevant authority.
D.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
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
Board of Directors
Our board of directors is comprised of six members. Each director holds office for the term, if any, fixed by the shareholder resolution that appointed him or her, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal from or vacating office as a director in accordance with our governing documents. Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to its first annual general meeting) serving a three-year term. Our directors do not have a retirement age requirement under our governing documents.
The following table sets forth certain information, as of the date of this annual report, concerning our directors. Unless otherwise indicated, the business address for our directors is Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo, SP, Brazil, 04548-005.

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

Name	Date of Birth	Position
Ruy Cunha	January 19, 1974	Chief Executive Officer
Julian Garrido Del Val Neto	July 22, 1967	Chief Financial Officer
André Rizk	November 8, 1974	Corporate Services Vice-President
Marcelo Pessanha	November 27, 1984	Sales and Marketing Vice-President
Gustavo Modenesi	November 15, 1984	Head of Crop Care Business Unit
Maurício Pagotto	July 20, 1987	Chief Strategy Officer
Gustavo Ocampo Duran	July 1, 1960	Latin America General Manager
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
André Rizk is our Corporate Services Vice-President, a position he has held since September 2024.Mr. Rizk joined Lavoro in February 2023, having served as Chief Legal and Compliance Officer. Prior to joining Lavoro, he was chief legal officer of Grupo BIG Brasil S.A. from 2019 to 2022, a key retail food and non-food player in Brazil. From 2016 to 2019, Mr. Rizk acted as chief legal officer of TOTVS S.A., one of the largest technology companies in Brazil. From 2004 to 2016, Mr. Rizk worked at Grupo Pão de Açucar, or GPA, a retail food and non-food company, serving as chief legal officer of GPA and its subsidiary Via Varejo S.A. Mr. Rizk has a bachelor’s degree in law from Centro Universitário das Faculdades Metropolitanas Unidas and a bachelor’s degree in economics from Fundação Armando Alvares Penteado, and a post-graduate degree in corporate and contractual law from Fundação Getulio Vargas.
Marcelo Pessanha is our Sales and Marketing Vice-President of Lavoro, a position he has held since July 2024. Mr. Pessanha joined Lavoro in November 2019, having served as Crop Care’s business officer until April 2022 and as Crop Care’s Chief Executive Officer from April 2022 to July 2024. Prior to joining us, from June 2010 to November 2019, Mr. Pessanha served in various capacities at UPL Brasil, an agricultural solutions and agriculture technology company, including serving as Head of Business Unit F&V, Citrus and Coffee from April 2019 to November 2019 and Head of Business Unit Centro from April 2018 to November 2019, among other positions held at the company. Mr. Pessanha holds a degree in agronomy engineering and agriculture from Faculdade Dr. Francisco Maeda – FAFRAM (2007), an MBA from Fundação Dom Cabral (2017) and an MBA in marketing from Fundação Getulio Vargas (2012).

Gustavo Modenesi is our Head of Crop Care Business Unit since July 2024. Mr. Modenesi has been working in Lavoro since its inception, having served as Chief Transformation Officer from June 2019 to January 2022 and Lavoro’s Chief Strategy Officer from February 2022 to July 2024. Prior to joining us, from 2015 to 2017, Mr. Modenesi worked at Patria, one of the leading firms in alternative asset management in Latin America, leading the transformation programs at Patria’s portfolio companies, as well as developing a new investment thesis for the agricultural sector. From 2007 to 2015, Mr. Modenesi worked at The Boston Consulting Group Company, a leading management consulting firm, with his latest role being the project manager. Mr. Modenesi holds an industrial engineering degree from Universidade de São Paulo and an MBA with distinctions from the Ross School of Business at the University of Michigan.

Maurício Pagotto is our Chief Strategy Officer since July 2024. Mr. Pagotto joined Lavoro in October 2018 as the Director of Transformation for the East Cluster, a position he held for three years before taking on the same role for the North, South, and Latam Ag Retail. In 2023, he also led the Services & New Business initiatives before becoming Lavoro’s Chief Transformation Officer from November 2023 to July 2024. Before joining Lavoro, from 2013 to 2018, Mr. Pagotto worked at Monsanto, where he held leadership roles in Sales, Marketing, and Strategy. Prior to that, from 2010 to 2013, he was a management consultant at Bain & Co, a leading strategic consulting firm. Mr. Pagotto holds a bachelor’s degree in engineering from POLI-USP. He currently serves as a member of the board of directors of ANDAV, Crop Care, and Agrobiologica.

Gustavo Ocampo Duran is our Latin America General Manager, a position he has held since August 2017. Prior to joining us, from 2005 to 2017, Mr. Ocampo was chief executive officer of Agrointegral Andina S.A.S., an agricultural inputs retailing company, which belonged to Grupo Gral (acquired by Lavoro in 2017). From 2000 to 2005, Mr. Ocampo served as marketing manager of Syngenta, an agricultural science and technology company. Previously, from 1983 to 1990, Mr. Ocampo was the commercial manager of Procampo S.A., an agribusiness company. Mr. Ocampo holds an agricultural engineering degree from Universidad de Caldas and a business management postgraduate degree from Universidad de Los Andes.
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

Board Diversity
The following matrix outlines the gender identity and the demographic background of the members of our board of directors in accordance with the Nasdaq rules to which we are subject:

Board Diversity Matrix (as of June 30, 2024)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	6
Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors:	1	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:
LGBTQ+:
Did not Disclose Demographic Background:	6
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
For the fiscal years ended June 30, 2024, 2023 and 2022, the aggregate compensation expense for our directors and executive officers and to the directors and executive officers of our subsidiaries for services in all capacities was R$51.1 million, R$55.0 million and R$15.6 million, respectively, which includes both benefits paid in kind and compensation. See note 27(c) to our audited consolidated financial statements included elsewhere in this annual report.
Employment Agreements
We have entered into employment agreements with our executive officers. The employment agreements provide for the compensation that our executive officers are entitled to receive, including certain equity grants, and contain termination notice periods of 30 days. We will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any. There is a standard up to 12 month non-compete period following the end of employment in our agreement for all executive officers, to be triggered at the sole discretion of the company.
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
On the Closing Date, our board of directors adopted, and our shareholders approved, the assumption of the Lavoro Share Plan. As a result, we reserved for issuance the number of Lavoro Limited Ordinary Shares equal to the number of Lavoro Share Plan Shares under the Lavoro Share Plan, as adjusted in accordance with the Business Combination Agreement. For more information, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.

Lavoro Equity Plan
On August 16, 2023 and September 27, 2023, our board of directors approved and adopted the Lavoro Limited Restricted Stock Unit Plan, or the Lavoro Equity Plan, which provides for the grant of restricted stock units, or RSUs, to participants identified by our board. The total number of Ordinary Shares that may be delivered to participants within the scope of the Lavoro Equity Plan considering all RSUs granted shall not exceed five percent (5%) of the total number of Ordinary Shares that were outstanding as of the date of the Lavoro Equity Plan’s approval. Subject to the terms of the Lavoro Equity Plan and to individual grants, RSUs are subject to a five-year vesting period, in which one-third of RSUs granted will vest on each of the third, fourth and fifth anniversary of the date in which they were granted. Termination of a participant from their employment with the company will lead to the forfeiture of any unvested RSUs. As of the date of this annual report, 44,471 RSUs became vested since July 1, 2024 and each RSU entitles the holder to one Ordinary Share after the vesting period. For more information, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.

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
•assist our board of directors in the management of the Lavoro Equity Plan and other equity-based incentive plans;
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
Controlled Company Exception
As of the date of this annual report, the Lavoro Original Shareholders beneficially own approximately 84.8% of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.
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
D.Employees
As of June 30, 2024, 2023 and 2022, we had 3,767, 3,778 and 3,379 employees, respectively. As of June 30, 2024, all our employees were based in our offices in Curitiba, State of Paraná and São Paulo, State of São Paulo, and our facilities in the Brazilian states of Mato Grosso, Mato Grosso do Sul, Paraná, Goiás, Tocantins, Rondônia, Rio Grande do Sul, Santa Catarina and Minas Gerais, as well as in Colombia, where we have business operations through the entities in our Latam Ag Retail segment.
The table below breaks down our full-time personnel by function as of June 30, 2024:

Function	Number of Employees	% of Total
Management	291	7.7%
Technology	10	0.3%
Sales and Marketing	1,048	27.8%
Customer Support	14	0.4%
General and Administrative	2,404	63.8%
Total	3,767	100%
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

Item 7.    Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of June 30, 2024:
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
The percentage of our Ordinary Shares beneficially owned is computed on the basis of 116,608,329 Ordinary Shares issued and outstanding as of June 30, 2024, prior to the exercise of any Warrants. This amount includes 2,951,436 Ordinary Shares outstanding as of June 30, 2024 that constitute Vesting Founder Shares. Vesting Founder Shares are subject to certain vesting, lock-up and beneficial ownership limitations upon the Sponsor under the terms of Sponsor Letter Agreement, as amended. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions Related to the Business Combination—Sponsor Letter Agreement” elsewhere in this annual report.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Beneficial Owners	Ordinary Shares(1)	% of Total Ordinary Shares(2)
Directors and Executive Officers(3)
Ruy Cunha	—	—
Julian Garrido Del Val Neto	—	—
André Rizk	—	—
Marcelo Pessanha	—	—
Gustavo Modenesi	—	—
Maurício Pagotto	—	—
Gustavo Ocampo Duran	—	—
Ricardo Leonel Scavazza	—	—
Marcos de Mello Mattos Haaland	—	—
Daniel Fisberg	—	—
Michael Stern	*	*
Lauren StClair	*	*
Eduardo Daher	*	*
All directors and executive officers as a group (13 individuals)	*	*
Principal Shareholders
Investment Funds(4)(5)	96,522,819	82.8%
Patria Finance Limited(4)	2,366,913	2.0%
Patria Investments Limited(5)(6)	98,889,732	84.8%
Sponsor(7)	1,649,172	1.4%
The Production Board, LLC(8)	11,649,172	9.9%
_____________
* Represents beneficial ownership of less than 1%of our issued and outstanding Ordinary Shares.
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
(3)Unless otherwise noted, the business address of our directors and executive officers is Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo—SP, Brazil, 04548-005
(4)The Investment Funds, a group of Cayman Islands, Delaware and Ontario entities, are the record holders of such shares, and PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC are the general partners of the Investment Funds; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited; Patria Investments Limited is controlled by Patria Holdings Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of each of the Cayman, Delaware and Ontario Investment Funds is c/o Maples Corporate Services, PO Box 309, Ugland House, South Church Street, KY1-1104, George Town, Grand Cayman, Cayman Islands, c/o Maples Fiduciary Services (Delaware) Inc., 4001 Kennet Pike, Suite 302, Wilmington, DE 19807, United States, 199 Bay St, Commerce Court West, Suite 5300 (c/o 152928 Canada Inc.), Toronto, ON M5L 189, Canada; respectively. The business address of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC is c/o Maples Corporate Services, PO Box 309, Ugland House, South Church Street, KY1-1104, George Town, Grand Cayman, Cayman Islands. The business address of each of the other entities described in this footnote is c/o Patria Investments Limited, at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, Grand Cayman, Cayman Islands, KY1-9006.
(5)On August 25, 2023, one of the Investment Funds pledged 64,239,660 of our Ordinary Shares to secure certain financial and other obligations in connection with the Loan Documents, which Ordinary Shares represent 55.1% of our outstanding share capital. If enforcement action is taken by or on behalf of the entities that have the benefit of the share pledges, or if shares of common stock are otherwise transferred in satisfaction of debt obligations, such enforcement action or transfers could result in transfer of such shares to the lender and one or more third parties and could result in a change of control with respect to us. A change of control may trigger a default under certain of our debt instruments and other material agreements, which may cause a material adverse effect on our business, operations, financial condition, liquidity and results of operations.
(6)While Patria Investments Limited does not own such shares directly, as described in the foregoing footnote, Patria Investments Limited may be deemed to beneficially own the shares directly or indirectly held by the entities controlled (directly or indirectly) by it, whenever those entities are acting in the capacity of general partner and to the extent and subject to the limitations set forth in the limited partnership agreements of the Investment Funds. Patria Investments Limited disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly. The business address of Patria Investments Limited is c/o Patria Investments Limited, at 60 Nexus Way 4th floor, Camana Bay, PO Box 757, Grand Cayman, Cayman Islands, KY1-9006.
(7)Consists of (1) 1,398,025 Ordinary Shares that are not subject to further vesting and (2) 251,147 Ordinary Shares that are subject to vesting as set forth in Amendment No. 3 (as defined herein). The Ordinary Shares subject to further vesting will vest if at any time during the three-year period following the Closing Date the closing share price of the Ordinary Shares is greater than or equal to certain market values over any 20 trading days within any consecutive 30 trading day period; provided that, per the terms of Amendment No. 3, no such Ordinary Shares shall vest to the extent that after giving effect to such vesting, the Sponsor and its affiliates would beneficially own a number of Ordinary Shares in excess of 9.99%. The Production Board is the sole member of the Sponsor. David Friedberg, Bharat Vasan and William Hauser are managers on the board of managers of the Sponsor, and each disclaims beneficial ownership of the securities held by the Sponsor and its subsidiaries except to the extent of his pecuniary interest therein. The business address of the Sponsor is 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.
(8)Consists of (a) 10,000,000 Ordinary Shares owned by The Production Board (of which 1,398,025 Ordinary Shares are subject to lock-up restrictions, as set forth in Amendment No. 3) that are not subject to further vesting, (b) 1,398,025 Ordinary Shares owned by the Sponsor that are not subject to further vesting and (c) 251,147 Ordinary Shares owned by the Sponsor that are subject to further vesting as set forth in Amendment No. 3. While The Production Board does not own the Ordinary Shares or Warrants beneficially owned by the Sponsor directly, as described in the foregoing footnote, The Production Board may be deemed to beneficially own the securities directly or indirectly held by the entities controlled (directly or indirectly) by it. The Production Board disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest it may have therein, directly or indirectly. David Friedberg, Anil Patel, Sen. Bob Kerrey and Barney Schauble are directors on the board of directors of The Production Board, and each disclaims beneficial ownership of the securities held by The Production Board and its subsidiaries except to the extent of his pecuniary interest therein. The business address of The Production Board, LLC is 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.
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
Certain Related Party Transactions
In the ordinary course of our business, we sell products to the non-controlling shareholders of some of the companies that we have acquired. We received revenue from sales of products in the amount of R$23.2 million, R$33.0 million and R$13.0 million from these services in the fiscal years ended June 30, 2024, 2023 and 2022, respectively).

We have incurred certain expenses payable to Patria and its affiliates for management support services rendered in connection with our acquisitions:
•On January 3, 2022, Crop Care Holding S.A. entered into a second consultancy services agreement with Gestão, which was entitled to annual compensation of R$106,000. The agreement expired on December 31, 2022. On January 3, 2023, Crop Care Holding S.A. entered into a third consultancy services agreement with Gestão, which is entitled to annual compensation of R$1.2 million. The agreement expired on December 31, 2023. On January 3, 2024, Crop Care Holding S.A. entered into a fourth consultancy services agreement with Gestão, which is entitled to annual compensation of R$1.0 million. The agreement expires on December 31, 2024.
•On January 3, 2022, Lavoro Agro Holding S.A. entered into a second consultancy services agreement with Gestão, which was entitled to annual compensation of R$3.4 million. The agreement expired on December 31, 2022. On January 3, 2023, Lavoro Agro Holding S.A. entered into a third consultancy services agreement with Gestão, which is entitled to annual compensation of R$14.2 million. The agreement expired on December 31, 2023. On January 3, 2024, Lavoro Agro Holding S.A. entered into a fourth consultancy services agreement with Gestão, which is entitled to annual compensation of R$24.0 million. The agreement expires on December 31, 2024.
We recorded monitoring expenses in the amount of R$17.5 million, R$18.7 million and R$2.5 million in the fiscal years ended June 30, 2024, 2023 and 2022, respectively.
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
Lock-up Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, the Registrant, TPB SPAC and the Investment Funds entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which the Investment Funds agreed, among other things, to certain transfer restrictions on the Ordinary Shares held by such Investment Funds (and their respective permitted transferees) as of the Closing Date (the “Lock-up Shares”) for a period (i) for 25% of the Lock-Up Shares (and their respective permitted transferees), the date that is 180 days following the closing date, (ii) for an additional 25% of the Lock-Up Shares (i.e., totaling an aggregate of 50% of the Lock-Up Shares), the date that is one year following the closing date, (iii) for an additional 25% of the Lock-Up Shares (i.e., totaling an aggregate of 75% of the Lock-Up Shares), the date that is eighteen (18) months following the closing date, and (iv) for an additional 25% of the Lock-Up Shares (i.e., totaling an aggregate of 100% of the Lock-Up Shares), the date that is two years following the closing date, subject to certain exceptions. The Lock-up Agreement also provides for a carveout from the Investment Funds’ lockup after Closing, such that the Investment Funds are permitted to transfer their Ordinary Shares to any third party so long as such third party agrees to be bound by the same lockup period set forth in the Lock-up Agreement.

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
Subscription Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, The Production Board entered into a subscription agreement with TPB SPAC and the Company pursuant to which The Production Board subscribed for and purchased, for an aggregate purchase price of US$100,000,000, 10,000,000 SPAC Class A Ordinary Shares (at US$10.00 per share). Such subscribed shares were converted to Ordinary Shares in connection with the Business Combination. the Registrant also agreed to grant certain customary registration rights to The Production Board in connection with the TPB PIPE Investment.
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
The Sponsor also agreed that 3,006,049 of the Founder Shares held by the Sponsor (the “Vesting Founder Shares”) shall be subject to vesting and that (i) 50% of the Vesting Founder Shares will vest if at any time during the 3-year period following the Closing Date the closing share price of the Ordinary Shares is greater than or equal to US$12.50 over any 20 trading days within any consecutive 30 trading day period and (ii) the remaining 50% of the Vesting Founder Shares will vest if at any time during the three year period following the Closing Date the closing share price of the Ordinary Shares is greater than or equal to US$15.00 over any 20 trading days within any consecutive 30 trading day period, subject to the terms of the Sponsor Letter Agreement, as amended (the end of such period, the “Vesting Release Date”). In addition, Sponsor and TPB agreed that, to the extent Sponsor, taken together with its affiliates and any other persons whose beneficial ownership of the Company’s securities would be aggregated with the Sponsor’s for purposes of Section 13(d) of the Exchange Act (such as any other members of a Section 13(d) “group”), would otherwise beneficially own a number of Ordinary Shares in excess of 9.99% of the number of Ordinary Shares outstanding (the “Ownership Limitation”), Sponsor and TPB will, and will cause their affiliates and transferees to, waive any right to vote or transfer, sell or otherwise dispose of, directly or indirectly such number of Ordinary Shares as is necessary for the Ownership Limitation to not be exceeded. Any Ordinary Shares that would otherwise vest pursuant to the Sponsor Letter Agreement but remain unvested subject to the Ownership Limitation shall vest at the earlier of such time as when the Ownership Limitation would not be exceeded, subject to the Ownership Limitation Priority (as defined in Amendment No. 3). As of June 30, 2024, there were 2,951,436 outstanding Vesting Founder Shares.
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
As of June 30, 2024 and 2023, we had R$14.0 million and R$8.8 million in provisions for contingencies recorded in our financial statements, respectively, in connection with legal proceedings for which we believe a loss is probable in accordance with applicable accounting rules and have no judicial deposits in connection with outstanding proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Lavoro’s Business and Industry—Adverse outcomes in legal proceedings could subject us to substantial damages and adversely affect our results of operations and profitability.”
For further information, see note 25 to our audited consolidated financial statements included elsewhere in this annual report.
Agrobiológica Investigation
Our subsidiary Agrobiológica Soluções is currently subject to a police investigation in the municipality of Leme, State of São Paulo, which investigation is based on allegations made by CropLife Brasil (a Brazilian association of agricultural pesticide companies). Agrobiológica Soluções is alleged to have illegally promoted the so-called “on-farm” multiplication of bacteria for agricultural use because it sells products that allow farmers to carry out the “on-farm” multiplication of pesticides, an activity that, according to CropLife Brasil, would be illegal. However, Agrobiológica Soluções understands that no law in Brazil prohibits the “on-farm” multiplication of pesticides by farmers in their own establishments and used in their own agricultural production. The activities carried out by Agrobiológica Soluções concerning the “on-farm” multiplication of pesticides by the farmers have not been questioned by any Brazilian regulatory or law enforcement agencies as of the date of this annual report. The investigation is in its final stages, and no irregularities have been found. Additionally, a bill is currently in an advanced stage of the legislative process that aims to regulate “on-farm” practices. Given these developments, the investigation does not currently imply any financial contingency or penalty.

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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10.    Additional Information
A.Share Capital
As of the date hereof, there are 116,986,613 Ordinary Shares outstanding and issued. There are also 6,012,085 Public Warrants listed on Nasdaq and 4,071,507 Private Placement Warrants held by the Sponsor issued and outstanding.
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
Share Capital
Our authorized share capital is US$1,500,000 consisting of 1,400,000,000 Ordinary Shares and 100,000,000 preferred shares. As of June 30, 2024, issued and outstanding share capital is US$116,608.33 consisting of 116,608,329 Ordinary Shares.
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
Directors
Appointment and Removal
Our management is vested in a board of directors. Our governing documents provide that there shall be a board of directors consisting of no less than one (1) director, provided that the directors may increase or decrease the limits on the number of directors. Our board of directors consists of six directors and.
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
Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on Ordinary Shares at the time actually or constructively received to the extent the distribution is paid out of the Registrant’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular corporate tax rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules discussed below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. Because the Registrant may not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that the full amount of distributions (if any) paid by the Registrant will be reported as dividends for U.S. federal income tax purposes.
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
Possible Constructive Distributions
The terms of the Warrants provide for an adjustment to the number of Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of Warrants would, however, be treated as receiving a constructive distribution from the Registrant if, for example, the adjustment increases the warrantholders’ proportionate interest in Registrant’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of Ordinary Shares which is taxable to the U.S. Holders of such Ordinary Shares as described under “—Distributions on Ordinary Shares.” Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Warrants received a cash distribution from the Registrant equal to the fair market value of the increase in the interest. U.S. Holders should consult their tax advisors regarding the tax consequences in their particular circumstances, including the possibility of any constructive distributions.
Passive Foreign Investment Company Rules
The treatment of a U.S. Holder of Ordinary Shares and Warrants could be materially different from that described above if the Registrant is or was treated as a PFIC for U.S. federal income tax purposes.
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
Based on the expected composition of the Registrant’s income and assets and the estimated value of the Registrant’s assets, the Registrant does not believe they were a PFIC for the taxable year ending June 30, 2024. However, because the Registrant’s PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of the Registrant’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Ordinary Shares from time to time, which could be volatile), there can be no assurances the Registrant will not be a PFIC for its taxable year ending June 30, 2024, or any future taxable year.
If the Registrant is a PFIC for any taxable year during which a U.S. person owns Ordinary Shares and any entity in which it owns equity interests is also a PFIC (a “Lower-tier PFIC”), the U.S. Holder will be deemed to own their proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.
If the Registrant is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of its Ordinary Shares will be allocated ratably over the U.S. Holder’s holding period for such Ordinary Shares. The amounts allocated to the taxable year of the sale or disposition and to any year before the Registrant became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its Ordinary Shares exceed 125% of the average of the annual distributions on the Ordinary Shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. The foregoing PFIC tax consequences are referred to as the “PFIC Default Regime.”
Alternatively, if the Registrant is a PFIC and if the Ordinary Shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could avoid the PFIC Default Regime by making a mark-to-market election. The Ordinary Shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the Ordinary Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the Ordinary Shares are listed, is a qualified exchange for this purpose. If a U.S. Holder of Ordinary Shares makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the mark-to-market election, the U.S. Holder’s tax basis in the Ordinary Shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Ordinary Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on Ordinary Shares will be treated as discussed under “—Distributions on Ordinary Shares” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. U.S. Holders should note that there is no provision in the Code, Treasury regulations or other official IRS guidance that would give them the right to make a mark-to-market election with respect to any Lower-tier PFIC, the shares of which are not regularly traded, and, therefore, the general rules applicable to ownership of a PFIC described above could continue to apply to a U.S. Holder with respect to any Lower-tier PFIC of the Registrant, even if the U.S. Holder made a mark-to-market election with respect to the Ordinary Shares. A mark-to-market election may not be made with respect to the Warrants.
The Registrant intends to provide the information necessary for a U.S. Holder to make and maintain a “qualified electing fund” election with respect to Ordinary Shares for the taxable year ending June 30, 2024 and the following taxable year if the Registrant determines that it is a PFIC for such year but may not make such information available for any subsequent year.
If the Registrant is a PFIC for any taxable year during which a U.S. Holder owns (or is deemed to own) any Ordinary Shares, subject to certain limited exceptions set forth in applicable Treasury regulations, the U.S. Holder will be required to file annual reports with the IRS with respect to the Registrant and any Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the determination of whether the Registrant is a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of Ordinary Shares.
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

Credit Risk
Credit risk is the risk of financial losses if a customer or a counterparty to a financial instrument fails to fulfill its contractual obligations, which arise mainly from our trade receivables. We maintain short-term investments and derivatives with financial institutions approved by its management according to objective criteria for diversification of such risk.

We seek to mitigate its credit risk related to trade receivables by setting forth credit limits for each counterparty based on the analysis of its credit management process. Such credit exposure determination is performed considering the qualitative and quantitative information of each counterparty. We also focus on the diversification of its portfolio and monitors different solvency and liquidity indicators of its counterparties. In addition, primarily for receivables in installments, We monitor the balance of allowances for expected credit losses (see notes 6 and 8 to our audited consolidated financial statements included elsewhere in this annual report).

Our primarily strategies to mitigate credit risk include:

•creating credit approval policies and procedures for new and existing customers;

•extending credit to qualified customers through a review of credit agency reports, financial statements and/or credit references, when available;

•reviewing existing customer accounts every twelve months based on the credit limit amounts;

•evaluating customer and regional risks;

•obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default;

•establishing credit approval for suppliers in case of payments in advance;

•setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument, Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile, Estimated losses on receivables are based on known troubled accounts and historical losses, Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement;

•requiring minimum acceptable counterparty credit ratings from financial counterparties;

•setting limits for counterparties or credit exposure; and

•developing relationships with investment-grade counterparties.

The table below presents our maximum exposure to credit risk as of the dates presented:

	As of June 30,
	2024	2024	2023	2022
	(US$ millions(1))	(R$ millions)
Trade receivables (current and non-current)	508.3	2,825.8	2,708.5	1,834.4
Advances to suppliers	44.4	246.7	192.1	383.3
Total	552.7	3,072.5	2,900.6	2,217.7
________________
(1)For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.5589 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”
Liquidity Risk
We define liquidity risk as the risk of financial losses if we are unable to comply with our payment obligations in connection with financial liabilities settled in cash or other financial assets in a timely manner as they become due. Our approach to managing this risk is to ensure that we have sufficient cash available to settle our obligations without incurring losses or affecting our operations. Management is ultimately responsible for managing liquidity risk, which relies on a liquidity risk management model to address funding requirements and liquidity in the short, medium, and long term.
Our cash position is monitored by senior management through management reports and periodic performance meetings. We also manage our liquidity risk by maintaining reserves, bank credit facilities, and other borrowing facilities deemed appropriate, through ongoing monitoring of forecast and actual cash flows, as well as through the combination of maturity profiles of financial assets and liabilities. For additional information on the outstanding contractual maturities of our non-derivative financial liabilities and contractual repayment terms, see notes 7 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

For more information on liquidity, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Tabular Disclosure of Contractual Obligations.”
Capital Risk
We manage our capital risk through our leverage policy to ensure our ability to continue as a going concern and to maximize the return to our stakeholders by optimizing our balance of debt and equity. This is monitored by the ratio corresponding to net debt divided by Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization – Adjusted EBITDA). Net debt corresponds to short- and long-term loans and financing, subtracted by the amount of cash and cash equivalents.
For further information on Net Debt and Net Debt /Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt /Adjusted EBITDA Ratio.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Net Debt and Net Debt /Adjusted EBITDA Ratio to our borrowings.
Interest Rate Risk
Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of interbank overnight rates in Brazil, and the Colombian investment rate, which is an average of interbank and financial corporation loans, may have an effect on the cost of our borrowings and new borrowings.

We periodically monitor the effects of market changes in interest rates on our financial instruments portfolio. Funds raised by us are used to finance working capital for each crop season and are typically raised under short-term conditions. As of June 30, 2024, and 2023, we had no derivative financial instruments used to mitigate interest rate risks.

Sensitivity Analysis – Exposure to Interest Rates

To assess our exposure to interest rate risk, we use sensitivity scenarios. Scenario 1 represents the impact on booked amounts based on the current CDI and IBR rates as of September 2024, reflecting management’s best estimates. Scenario 2 and Scenario 3 consider hypothetical increases of 25% and 50% in these market interest rates, respectively, before taxes, representing significant potential changes in the probable scenario for sensitivity analysis purposes.

		As of June 30, 2024
	Current Index	Scenario 1	Scenario 2	Scenario 3
		(in R$ millions)
Floating rate borrowings in Brazil	CDI Rate (10.65%)	131.3	156.1	180.9
Floating rate borrowings in Colombia	IBR Rate (10.75%)	15.9	18.9	22.0
Floating rate Agribusiness Receivables Certificates	CDI Rate (10.65%)	57.6	68.4	79.2
Total		204.8	243.5	282.1

		As of June 30, 2023
	Current Index	Scenario 1	Scenario 2	Scenario 3
		(in R$ millions)
Floating rate borrowings in Brazil	CDI Rate (12.65%)	149.1	177.2	205.2
Floating rate borrowings in Colombia	IBR Rate (12.75%)	11.5	13.7	15.9
Total		160.6	190.9	221.1

Exchange Rate Risk
We are exposed to foreign exchange risk arising from our operations related to agricultural inputs, primarily due to the U.S. dollar, which significantly impacts global prices of agricultural inputs in general. Although all purchases and sales are conducted locally, certain purchase and sales contracts are indexed to the U.S. dollar.
Our current commercial department seeks to reduce this exposure. Our marketing department is responsible for managing pricing tables and commercial strategies to establish a natural hedge between purchases and sales, matching currency and terms to the greatest extent possible.

Our corporate treasury department is responsible for monitoring the forecasted cash flow exposure to the U.S. dollar, and whenever any mismatches in terms and currencies are identified, non-deliverable forwards derivative financial instruments are purchased to offset these exposures and thereby fulfill internal policy requirements. U.S. dollar exposure is managed by macro hedging through an analysis of the forecasted cash flow for the next two harvests. We do not hold any leveraged derivative positions.

Our exchange rate exposure monitoring committee meets periodically across the commercial, treasury, and corporate business departments. We also have committees on purchase valuation and business intelligence for the main goods we trade.

We do not adopt hedge accounting; therefore, gains and losses from derivative operations are fully recognized in the statements of profit or loss, as disclosed in note 31 to our audited consolidated financial statements included elsewhere in this annual report.

Sensitivity analysis – exposure to exchange rates

To gauge our exposure to exchange rate risk, we use different scenarios to evaluate our asset and liability positions in foreign currency and their potential effects on our results. Scenario 1 below represents the impact on carrying amounts using the most current (September 2024) market rates for the U.S. dollar (R$5.4481 to US$1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. Scenarios 2 and 3 consider the devaluation of the Brazilian real against the U.S. dollar at rates of 25% and 50%, before taxes, which represent significant changes in the probable scenario for sensitivity purposes.

The following table sets forth the potential impacts on our statements of profit or loss:

			As of June 30, 2024
			Effect of Profit or Loss
	Current Index		Scenario 1	Scenario 2	Scenario 3
			(in R$ millions)
Cash equivalents in U.S. Dollars	R$	5.45	(0.2)	2.5	5.2
Trade receivables in U.S. dollars	R$	5.45	(6.6)	74.3	155.1
Trade payables in U.S. dollars	R$	5.45	6.6	(75.0)	(156.7)
Borrowings in U.S. dollars	R$	5.45	2.1	(23.2)	(48.5)
Net impacts on commercial operations			1.9	(21.5)	(45.0)
Derivative financial instruments	R$	5.45	(0.2)	2.8	5.8
Total impact, net of derivatives			1.7	(18.7)	(39.1)

			As of June 30, 2023
			Effect of Profit or Loss
	Current Index		Scenario 1	Scenario 2	Scenario 3
			(in R$ millions)
Trade receivables in U.S. dollars	R$	4.74	(3.7)	49.0	101.7
Trade payables in U.S. dollars	R$	4.74	5.7	(76.2)	(158.2)
Borrowings in U.S. dollars	R$	4.74	(2.8)	36.5	75.8
Net impacts on commercial operations			(0.7)	9.2	19.2
Derivative financial instruments	R$	4.74	0.6	(8.6)	(17.8)
Total impact, net of derivatives			(0.1)	0.7	1.4

Commodity Price Risk in Barter Transactions
In all of our barter transactions, we use future commodity market prices as the reference to value the quantities of commodities included in the forward contracts to be delivered by customers as payment for our products in currency. We use prices quoted by commodity trading companies to value grain purchase contracts from farmers. We enter into grain sale contracts with trading companies or forward derivatives with financial institutions to sell those same grains at the same price as the purchased contracts with farmers. As such, our strategy to manage exposure to commodity prices involves entering into purchase and sale contracts under similar conditions.
These transactions are conducted by a corporate department that manages and controls such contracts, as well as ensuring compliance with our policies.

Sensitivity analysis – exposure to commodity price

To gauge our exposure to commodity price risk, we use different scenarios to evaluate our asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on our results. The “current risk” scenario below represents the impact on carrying amounts as of June 30, 2024, with assumptions described in note 11 to our audited consolidated financial statements included elsewhere in this annual report.. The other scenarios consider the appreciation of key assumptions at rates of 25% and 50%, before taxes, which represent significant changes in the probable scenario for sensitivity purposes.

	As of June 30, 2024
						‘+25%current		‘+50% current
	Tons	Position	Current Risk	Average of contract prices	Current Market (R$/bag)	Market	Impact	Market	Impact

	(in R$ thousands, except as otherwise indicated)
Position
Corn 2024	181,832	Purchased	4,357	46.00	1.00	2.00	1,089	2.00	2,178
Corn 2024	(175,022)	Sold	(6,782)	38.00	2.00	3.00	(1,695)	3.00	(3,391)
Corn 2025	24,462	Purchased	2,582	40.00	6.00	8.00	645	9.00	1,291
Corn 2025	(1,251)	Sold	(261)	41.00	13.00	16.00	(65)	19.00	(130)
Soybean 2025	358,732	Purchased	111,014	113.00	19.00	23.00	27,753	28.00	55,507
Soybean 2025	(135,457)	Sold	(40,958)	113.00	18.00	23.00	(10,239)	27.00	(20,479)
Net exposure on grain contracts	253,296	Net purchased	69,952				17,488		34,976
Soybean 2025	(200,347)	Sold on derivatives	(52,422)	128.00	143.00	179.00	(13,106)	215.00	(26,211)
Corn 2024	(5,231)	Sold on derivatives	1,891	60.00	60.00	74.00	473	89.00	945
Corn 2025	(24,462)	Sold on derivatives	8,843	60.00	60.00	74.00	2,211	89.00	4,422
Net exposure on derivative	(230,040)	Net sold	(41,688)				(10,422)		(20,844)
Net exposure (1)	23,256		28,264				7,066		14,132

________________
(1)Exposure regarding the purchase contracts of the soybean 2025 for which sales agreement or derivatives were hired subsequently to June 30, 2024.

	As of June 30, 2023
						‘+25%current		‘+50% current
	Tons	Position	Current Risk (i)	Average of contract prices	Current Market (R$/bag)	Market	Impact	Market	Impact

	(in R$ thousands, except as otherwise indicated)
Position
Corn 2023	248,796	Purchased	(140,542)	67.42	35.34	44.18	(35,136)	53.01	(70,271)
Corn 2023	(248,999)	Sold	54,190	48.39	34.96	43.70	13,548	52.44	27,095
Soybean 2024	449,847	Purchased	(634)	127.86	127.95	159.94	(159)	191.93	(317)
Soybean 2024	(145,915)	Sold	4,449	143.80	145.71	182.14	1,112	218.57	2,225
Corn 2024	54,433	Purchased	(9,499)	55.35	43.11	53.89	(2,375)	64.67	(4,750)
Corn 2024	(6,500)	Sold	(170)	47.44	49.28	61.60	(43)	73.92	(85)
Net exposure on grain contracts	351,662		(92,206)				(23,053)		(46,103)
Soybean 2024	(319,271)	Sold on derivatives	(2,761)		13.25	16.56	(690)	19.86	(1,377)
Corn 2024	(55,645)	Sold on derivatives	11,598		60.24	75.30	2,900	90.36	5,799
Net exposure on derivative	(374,917)		8,837				2,210		4,422
Net exposure (i)	(23,255)		(83,369)				(20,843)		(41,681)
_______________
(i)The mismatch on current fair value of Commodity forward contracts for Corn 2023 is related to derivatives contracts that were settled in advance for cash management purposes resulting in an income of R$ 80,990 recognized as finance income.

Item 12.    Description of Securities Other Than Equity Securities
A.Debt Securities
Not applicable.

B.Warrants and Rights
Warrants
As of June 30, 2024, there are 6,012,085 Public Warrants outstanding. Public Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of US$11.50 per share, became exercisable on March 30, 2023, which was 30 days after the completion of the Business Combination. Public Warrants will expire on February 28, 2028 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 4,071,507 Private Placement Warrants held by the Sponsor. The Private Placement Warrants are identical to the Public Warrants in all material respects, except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) could not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until March 30, 2023, which was 30 days after the completion of the Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) are entitled to registration rights.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of June 30, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of June 30, 2024. Through additional procedures prior to the filing, our consolidated financial statements included in this report fairly present, in all material respects, our statement of financial position, statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the periods presented, in conformity with IFRS

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young Auditores Independentes S/S Ltda, an independent registered public accounting firm, as stated in their audit report accompanying our consolidated financial statements. See “—Attestation Report of the Registered Public Accounting Firm”.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Our management has assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. Using the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO.” Based on this assessment management concluded that our internal control over financial reporting was not effective as of June 30, 2024 because of the material weaknesses described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Management identified the following material weaknesses as of June 30, 2024:

IT General Controls: Management identified a material weakness relating to the identification, design, and execution of relevant controls to prevent and detect deficiencies in information technology, or “IT” that also affected the effectiveness of automated and IT-dependent controls, including lack of controls in place to monitor and oversee the completion of controls performed by a third-party.

Entity and Process level controls: Management also identified a material weakness in the ineffective design, implementation and operation of internal controls applicable across both entity and all transaction level processes including the timely reconciliation of significant accounts and identification of necessary adjustments.

•Financial Statement Close Process: Further, management identified a material weakness relating to the design, implementation and execution of controls in the financial statement close process, including the lack of review of accounting implications arising from complex transactions as well as from the consolidation process.

As a result of the above material weaknesses, both individually and in the aggregate, management concluded that our internal controls over financial reporting were not effective as of June 30, 2024. However, the material weaknesses mentioned above did not result in a material misstatement in our consolidated financial statements for the year ended June 30, 2024.

Remediation Plan

We have identified and begun to implement several steps to remediate the material weaknesses described above and to enhance our overall control environment. Our remediation process will include:

•We plan to implement appropriate IT corrective measures and reassess our internal control framework regarding the SAP S/4 Hana ERP to reduce the risk of potential inaccuracies in our consolidated financial statements, which will involve the hiring of external parties.

•We are working on the implementation of the centralized ERP SAP S/4 Hana and will enhance our use of IT systems to reduce the efforts of documentation and retention of evidence for proper execution.

•We will review our internal control matrices with the aim of improving their quality and effectiveness, in order to ensure compliance with the Sarbanes-Oxley Act (and the associated regulations issued by the SEC) and the Internal Control—Integrated Framework (2013) issued by COSO.

•We will plan for timely remediation of control deficiencies for the control environment to be effective for a sufficient period of time during the next fiscal year and the implementation of monitoring controls such as self-assessments and action plans to remediate deficiencies.

To this end, we plan to implement suitable corrective measures and reassess our internal controls framework to reduce the risk of potential inaccuracies in the areas of IT, revenue, and inventory. We will consider the material weakness remediated once the applicable controls have operated for a sufficient period and management is able to conclude, through testing, that the controls are operating effectively.

Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, Ernst & Young Auditores Independentes S/S Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of June 30, 2024, which is included herein.

Changes in Internal Control over Financial Reporting
Except for the material weaknesses identified and the ongoing implementation of remediation actions as described above, there have been no changes in the Company’s internal control over financial reporting that occurred during the year ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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
Item 16C. Principal Accountant Fees and Services
The following table describes the total amount billed to us by Ernst & Young Auditores Independentes S/S Ltda. for services performed during the fiscal years ended June 30, 2024 and 2023:

	For the Fiscal Year Ended June 30,
	2024	2023
	(in thousands of reais)
Audit fees	11,863.2	6,278.7
Audit-related fees	1,749.9	508.7
Tax fees	—	—
All other fees	414.3	2,132.8
Total consolidated audit fees	14,027.4	8,920.2
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Statement of Policy Concerning Trading Policies is included as Exhibit 11.2 to this annual report. Since its effective date, we have not waived compliance with our statement of trading policies.

Item 16K. Cybersecurity
As at the date of this report, our cybersecurity risk management program is comprehensively implemented at Lavoro Agro Holding S.A. (“Lavoro Agro”), which represents approximately 90% of our group’s consolidated operations. As such, while this program covers most of our activities, its implementation has not yet been extended to all entities within our group. In March 2024, Crop Care Holding began rolling out updated cybersecurity policies and best practices across its subsidiaries. Lavoro Colombia has strengthened its cybersecurity program since October 2023, implementing advanced email protection, automated risk mitigation and a comprehensive incident management system. We are actively working to expand the cybersecurity risk management program to include all group entities in fiscal year 2025. Upon completion of this expansion, we expect that all group entities will be under the full control and monitoring of our cybersecurity program.

Lavoro Agro maintains a robust information and cybersecurity structure, managed by our information technology department. The internal team includes a cybersecurity specialist and an analyst, and we collaborate with two partner companies. One partner manages the Security Operations Center (“SOC”), while the other performs continuous vulnerability assessments. These partners use SIEM (Security Information and Event Management) and IDR (Incident Detection and Response) tools to identify, assess, and mitigate vulnerabilities. In the event of cybersecurity incidents, they work with our team to resolve them. Vulnerabilities are classified and addressed for correction by the IT Infrastructure. The SOC and Lavoro’s cybersecurity team respond to incidents, and the partner company provides monthly reports on vulnerabilities and incidents.

Risk Management and Strategy
Cybersecurity risk management is an integral part of our overall corporate risk management program at Lavoro Agro. The Cybersecurity team assesses vulnerabilities identified by our partners based on MITRE ATT&CK standards, determining the likelihood of exploitation and the potential for cyber-attacks. This process aligns with the Cyber Vulnerability Management Policy and adheres to the guidelines of ISO 27001, MITRE ATT&CK, and NIST CSF. The program encompasses the management of threats and incidents related to developed applications and third-party services such as AWS, OCI, GCP, SAP, and Salesforce. Preventive measures include anti-phishing campaigns, multi-factor authentication, and restricted privileged access.

Lavoro Cybersecurity Structure

Our cybersecurity structure, aligned with the NIST CSF framework, covers the phases of identification, protection, detection, response, and recovery from cyber incidents, applicable to emails, workstations, cloud servers, and third-party systems. Related policies include:

•Cyber Incident Management Policy: Covers the phases of the NIST CSF.
•Cyber Incident Response Policy: Specifies the application of the NIST CSF.
•Cyber Incident Communication Policy: Defines communication procedures and severity levels.

Incident Response

Incident response is managed by our cybersecurity team and the SOC, following the NIST CSF framework. Data Privacy incidents are handled by the Data Privacy team and managed by the Data Protection Officer - DPO. We maintain a Disaster Recovery Plan (DRP) and conduct annual penetration tests with specialized firms.

Employee Training

All new employees receive initial cybersecurity training, and we are revising the training to be conducted annually. Regular phishing tests are performed to monitor employees’ ability to identify and handle suspicious emails. The results are reported to the CEO and used to reinforce cybersecurity policies.

Regular Reviews

We seek to proactively address information security and data privacy risks through a structured and comprehensive approach. We regularly conduct an independent maturity review of our cybersecurity and privacy programs, utilizing the U.S. National Institute of Standards and Technology (NIST) frameworks, specifically the Cybersecurity Framework (CSF) for cybersecurity and the NIST Privacy Framework for privacy management.

Our last review, yielded the following scores:

•Cybersecurity (CSF): 3.65 for policy and 3.32 for practice; and
•Privacy: 3.21 for policy and 3.02 for practice.

These scores indicate that our current practices and policies exceed the recommended target score of 3.0 (Defined), which is considered the benchmark where processes have become formal, standardized, and defined. Achieving these levels signifies that we have robust, consistent policies and practices across the organization, which helps mitigate risks associated with cyber threats and privacy concerns.

We continuously monitor and refine these processes to align with evolving regulatory requirements and industry standards, ensuring that our practices in both cybersecurity and data privacy remain resilient and capable of addressing potential risks.

Governance

The Board of Directors of Lavoro Agro oversees the cybersecurity risk management program, which currently applies only to Lavoro Agro. Direct oversight is delegated to the Information Security and Data Privacy Committee, consisting of seven members: the CEO, the General Manager of Information Technology, the Cybersecurity Specialist, the Internal Controls Coordinator, the Data Protection Officer (DPO), a representative from the Legal department, and a representative from HR.

The Committee is responsible for:

•Approving the annual review of the Corporate Information Security and Cybersecurity Policy (PCSIC).
•Recommending improvements to access control processes and incident response.
•Developing and reviewing the Cyber Incident Communication Plan.
•Ensuring compliance with the General Data Protection Law (LGPD) and overseeing audits and corrective actions.

The Committee provides reports on material risks and critical incidents to the Board, with quarterly updates based on indicators provided by the SOC. Management is responsible for the continuous identification and assessment of cybersecurity risks, implementation of mitigation measures, and maintenance of security programs. The General Manager of Information Technology oversees the operation of cybersecurity programs, receiving monthly reports from the SOC and coordinating incident response.

The cybersecurity team, consisting of the General Manager and a Specialist with over 20 years of experience in frameworks such as ISO 27k, NIST CSF, MITRE ATT&CK, and CIS V8, leads the implementation of policies, creation of procedures, monitoring of incidents, and remediation of vulnerabilities. Cybersecurity reports are provided quarterly to the CEO, covering third-party assessments, developments, and updates to security strategies.

_____________
Source: Company

For the fiscal year ended June 30, 2024, we did not identify any cybersecurity threats that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Significant incidents are communicated immediately in accordance with our Cyber Incident Communication Policy or during the quarterly meetings of the Information Security and Data Privacy Committee. Despite our efforts, we cannot guarantee the complete elimination of risks or ensure that no undetected incidents will occur. We maintain a robust cybersecurity structure, including an internal specialist and an outsourced firm responsible for the SOC, monitoring cybersecurity events 24/7.

PART III
Item 17.    Financial Statements
See Item 18.
Item 18.    Financial Statements
See our consolidated financial statements beginning at page F-1.
Item 19.    Exhibits
Exhibit Index

Exhibit No.	Description
1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F (File No. 001-41635) filed with the SEC on March 6, 2023).

2.1
Warrant Agreement, dated as of August 13, 2021, by and between TPB SPAC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to TPB SPAC’s Current Report on Form 8-K filed on August 16, 2021).

2.2*	Description of Securities registered under Section 12 of the Exchange Act.

4.1#
Business Combination Agreement, dated as of September 14, 2022, by and among TPB SPAC, the Registrant, First Merger Sub, Second Merger Sub, Third Merger Sub and Lavoro Agro Limited (incorporated by reference to Annex A to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

4.2
Form of Plan of Merger, by and between TPB SPAC and First Merger Sub (incorporated by reference to Annex B to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

4.3
Lock-up Agreement, dated as of September 14, 2022, by and among the Registrant, Lavoro Agro Limited and the certain equity holders (incorporated by reference to Annex E to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

4.4
Subscription Agreement, dated as of September 14, 2022, by and between TPB SPAC, Lavoro Limited and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-270791) filed with the SEC on March 23, 2023).

4.5
Amendment to Sponsor Letter Agreement, dated as of September 14, 2021, by and among Sponsor, TPB SPAC, the Registrant and Lavoro (incorporated by reference to Annex G to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

4.6
Amendment No. 2 to Sponsor Letter Agreement, dated as of February 28, 2023, by and among Sponsor, TPB SPAC, the Registrant and Lavoro Agro Limited (incorporated by reference to Exhibit 4.7 to the Shell Company Report on Form 20-F (File No. 001-41635) filed with the SEC on March 6, 2023).

4.7
Amendment No. 3 to Sponsor Letter Agreement, dated as of March 22, 2023, by and among Sponsor, Second Merger Sub (as successor to TPB SPAC), The Production Board, the Registrant and Lavoro Agro Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-270791) filed with the SEC on March 23, 2023).

4.8
Amended and Restated Registration Rights Agreement dated as of February 28, 2023, by and among the Registrant, TPB SPAC, and Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-270791) filed with the SEC on March 23, 2023).

4.9
Form of Forward Purchase Agreement by and among TPB SPAC and certain equity holders of TPB SPAC (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-270791) filed with the SEC on March 23, 2023).

4.10	Lavoro Share Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).

Exhibit No.	Description

4.11†
Form of Indemnity Agreement between the Company and each member of the board of directors and senior management of the Company (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-270791) filed with the SEC on March 23, 2023).

4.13†	Lavoro Limited Restricted Stock Unit Plan.(incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F (File No. 001-41635) filed with the SEC on November 1, 2023).

8.1*	List of subsidiaries of Lavoro Limited.

11.1
Code of Business Conduct and Ethics of Lavoro Limited, as adopted on February 27, 2023 (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-41635) filed with the SEC on November 1, 2023)

11.2*	Statement of Policy Concerning Trading Policies

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

23.1*	Consent of Ernst & Young Auditores Independentes S/S Ltda., independent registered accounting firm for Lavoro Limited.

97.1*	Executive Officer Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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

LAVORO LIMITED
Date:	October 31, 2024	By:	/s/ Ruy Cunha
			Name:	Ruy Cunha
			Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Lavoro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Lavoro Limited (Lavoro or the Company) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated October 31, 2024, expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill impairment test

Description of the Matter
As of June 30, 2024, the carrying amount of goodwill in the Company’s statement of financial position is R$700,165 thousand. As discussed in Note 16 to the consolidated financial statements, the Company performs goodwill impairment testing at the cash generating unit (CGU) level annually to assess whether there is an indicator of impairment.

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

We also assessed the adequacy of the related disclosures in Note 16.

Deferred income tax assets recoverability

Description of the Matter
As of June 30, 2024, the balances of deferred income tax assets (“DTA”), comprising income tax and social contribution, arising from prior years' net operating losses and temporary differences was R$340,909 thousand. As discussed in Note 24 to the consolidated financial statements, Management assesses the realization of the DTA’s balances at the end of each reporting period. Deferred income tax assets are recognized based on the likely timing and the level of future taxable profits together with future tax planning strategies.

Auditing management’s assessment of recoverability of deferred income tax assets involved a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assessment of the realization of deferred tax assets through the assessment of the Company's ability to generate sufficient future taxable profits and the implementation of tax planning strategies to support the realization of the existing deferred tax assets.

How We Addressed the Matter in Our Audit
We evaluated management’s assumptions by performing audit procedures that included, among others, the evaluation of significant assumptions used by the Company to develop projections of future taxable profits. We assessed the historical accuracy of management’s estimates. We evaluated whether the proposed tax-planning strategy is reasonable based upon our understanding of the entity’s business and industry and the entity’s ability to consummate the strategy. We also involved professionals with specialized skill and knowledge to assist in the evaluation of the accuracy and completeness of the carryforward net operating losses and temporary differences.

We also assessed the adequacy of the related disclosures in Note 24.

/s/ ERNST & YOUNG
Auditores Independentes S/S Ltda.

We have served as the Company’s auditor since 2020.

São Paulo, Brazil

October 31, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Lavoro Limited
Opinion on Internal Control Over Financial Reporting
We have audited Lavoro Limited’s internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Lavoro Limited (the Company) has not maintained effective internal control over financial reporting as of June 30, 2024, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses related to (i) the identification, design and execution of relevant controls to prevent and detect deficiencies in information technology, or “IT " that also affected the effectiveness of automated and IT-dependent controls, including lack of controls in place to monitor and oversee the completion of controls performed by a third-party; (ii) the ineffective design, implementation and operation of internal controls applicable across both entity and all transaction level processes including the timely reconciliation of significant accounts and identification of necessary adjustments; and (iii) the design, implementation and execution of controls in the financial statement close process, including the lack of review of accounting implications arising from complex transactions as well as from the consolidation process.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of June 30, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the June 30, 2024 consolidated financial statements, and this report does not affect our report dated October 31, 2024, which expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ ERNST & YOUNG
Auditores Independentes S/S Ltda.
São Paulo, Brazil
October 31, 2024

Content
F-4

Consolidated statements of financial position As of June 30, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2024	2023

Assets
Current assets
Cash equivalents	5	911,335	564,294
Restricted cash	23	168,862	—
Trade receivables	6	2,769,757	2,667,057
Inventories	9	1,780,247	1,868,204
Taxes recoverable	10	103,792	57,001
Derivative financial instruments	8	47,677	40,410
Commodity forward contracts	11	137,660	114,861
Advances to suppliers	12	246,653	192,119
Other assets		49,141	32,701
Total current assets		6,215,124	5,536,646

Non-current assets
Restricted cash	23	—	139,202
Trade receivables	6	56,042	41,483
Other assets		9,067	8,390
Commodity forward contracts	11	3,000	—
Judicial deposits		10,520	8,820
Right-of-use assets	13	202,222	173,679
Taxes recoverable	10	299,228	282,903
Deferred income tax assets	24	340,909	329,082
Investments		4,486	—
Property, plant and equipment	14	236,781	196,588
Intangible assets	15	971,345	807,192
Total non-current assets		2,133,600	1,987,339

Total assets		8,348,724	7,523,984
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of financial position As of June 30, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2024	2023

Liabilities
Current liabilities
Trade payables	17	3,844,541	2,575,701
Trade payables – Supplier finance	17 (c)	—	26,157
Lease liabilities	13	96,222	85,865
Borrowings	18	1,190,961	922,636
Agribusiness Receivables Certificates	20	918	—
Obligations to FIAGRO quota holders	19	205,088	150,018
Payables for the acquisition of subsidiaries	21	179,309	221,509
Derivative financial instruments	8	75,017	44,008
Commodity forward contracts	11	65,641	207,067
Salaries and social charges		174,665	223,376
Taxes payable		41,612	37,105
Dividends payable		6,397	1,619
Warrant liabilities	23	22,421	36,446
Liability for FPA Shares	23	168,862	—
Advances from customers	26	235,037	488,578
Other liabilities		66,495	34,388
Total current liabilities		6,373,186	5,054,473

Non-current liabilities
Trade payables	17	592	2,547
Lease liabilities	13	120,524	98,554
Borrowings	18	34,609	42,839
Agribusiness Receivables Certificates	20	404,647	—
Commodity forward contracts	11	316	—
Payables for the acquisition of subsidiaries	21	26,933	53,700
Provision for contingencies	25	14,002	8,845
Liability for FPA Shares	23	—	139,133
Other liabilities		590	223
Taxes payable		1,886	963
Deferred income tax liabilities	24	12,424	12,351
Total non-current liabilities		616,523	359,155

Equity	28
Share Capital		591	591

Consolidated statements of financial position As of June 30, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Additional Paid-in Capital	2,109,561	2,134,339
Capital reserve	30,180	14,533
Other comprehensive loss	5,444	(28,634)
Accumulated losses	(1,023,165)	(260,710)
Equity attributable to shareholders of the Parent Company	1,122,611	1,860,119
Non-controlling interests	236,404	250,238
Total equity	1,359,015	2,110,357

Total liabilities and equity	8,348,724	7,523,984
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of profit or loss For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2024	2023	2022

Revenue	29	9,392,264	9,347,413	7,746,534
Cost of goods sold	30	(8,054,807)	(7,616,606)	(6,421,037)

Gross profit		1,337,457	1,730,807	1,325,497

Operating expenses
Sales, general and administrative expenses	30	(1,364,599)	(1,228,128)	(1,022,388)
Other operating (expenses) income, net	32	37,570	(275,810)	56,759
Share of profit of an associate		1,483	—	—

Operating profit		11,911	226,869	359,868

Finance Income (costs)
Finance income	31	402,066	287,927	417,733
Finance costs	31	(1,123,166)	(874,960)	(618,097)
Other financial income (costs)	31	(101,434)	(30,774)	(19,080)

(Loss) profit before income taxes		(810,623)	(390,938)	140,424

Income taxes
Current	24	14,720	37,499	(111,409)
Deferred	24	10,898	134,757	78,747

(Loss) profit for the year		(785,005)	(218,682)	107,762

Attributable to:
Equity holders of the parent		(762,455)	(260,710)	78,170
Non-controlling interests		(22,550)	42,028	29,592

(Loss) profit per share
Basic, (Loss) profit for the year attributable to net investment of the parent/ equity holders of the parent	28	(6.71)	(2.29)	0.69
Diluted, (Loss) profit for the year attributable to net investment of the parent/ equity holders of the parent	28	(6.71)	(2.29)	0.69
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of comprehensive income or loss For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2024	2023	2022

(Loss) profit for the year	(785,005)	(218,682)	107,762
Items that may be reclassified to profit or loss in subsequent years
Exchange differences on translation of foreign operations	35,194	(30,600)	(34,263)

Total comprehensive income (loss) for the year	(749,811)	(249,282)	73,499

Attributable to:
Net investment of the parent/ equity holders of the parent	(728,377)	(289,344)	45,630
Non-controlling interests	(21,434)	40,062	27,869
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Net investment of the Parent	Share Capital	Additional Paid-in Capital	Capital reserve	Accumulated losses	Other comprehensive loss	Total	Non-controlling interest	Total Equity/ Net Investment

At June 30, 2021		1,345,114	—	—	—	—	—	1,345,114	123,056	1,468,170

Capital contributions		190,003	—	—	—	—	—	190,003	12,422	202,425
Dividends paid		(131,979)						(131,979)	(1,090)	(133,069)
Acquisition of non-controlling interests		(3,257)	—	—	—	—	—	(3,257)	(31,094)	(34,351)
Acquisition of subsidiaries		6,136	—	—	—	—	—	6,136	86,917	93,053
Profit for the year		78,170	—	—	—	—	—	78,170	29,592	107,762
Foreign currency translation differences		(32,540)	—	—	—	—	—	(32,540)	(1,723)	(34,263)

At June 30, 2022		1,451,647	—	—	—	—	—	1,451,647	218,080	1,669,727

Capital contributions		60,880	—	—	—	—	—	60,880	—	60,880
Acquisition of non-controlling interests		(64,711)						(64,711)	(36,176)	(100,887)
Non-controlling dilution on capital contributions		(7,475)						(7,475)	7,475	—
Dividends paid		—	—	—	—	—	—	—	(3,485)	(3,485)
Acquisition of subsidiaries		8,809	—	—	—	—	—	8,809	14,389	23,198
Share-based payment		12,112	—	—	—	—	—	12,112	—	12,112
Profit for the year		209,310	—	—	—	—	—	209,310	54,579	263,889
Foreign currency translation differences		(27,481)	—	—	—	—	—	(27,481)	(1,007)	(28,488)

Pre reorganization		1,643,091	—	—	—	—	—	1,643,091	253,855	1,896,946

Changes in parent company's net investment		(1,643,091)	514	1,464,083	12,112	209,310	(42,928)	—	—	—
SPAC merger transaction		—	77	670,256	—	—	—	670,333	—	670,333
Foreign currency translation differences		—	—	—	—	—	14,294	14,294	763	15,057
Loss for the year		—	—	—	—	(470,020)		(470,020)	(12,550)	(482,570)
Share-based payment		—	—	—	2,421	—	—	2,421	—	2,421

Consolidated statements of changes in equity For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Acquisitions of subsidiaries		—	—	—	—	—	—	—	8,169	8,169

At June 30, 2023		—	591	2,134,339	14,533	(260,710)	(28,634)	1,860,119	250,238	2,110,357

At June 30, 2023		—	591	2,134,339	14,533	(260,710)	(28,634)	1,860,119	250,238	2,110,357

Foreign currency translation differences		—	—	—	—	—	34,078	34,078	1,116	35,194
Share-based payment	28	—	—	—	15,647	—	—	15,647	—	15,647
Acquisition of subsidiaries	22	—	—	—	—	—	—	—	2,007	2,007
Other		—	—	(24,778)	—	—	—	(24,778)	5,593	(19,185)
Loss for the year		—	—	—	—	(762,455)	—	(762,455)	(22,550)	(785,005)

At June 30, 2024		—	591	2,109,561	30,180	(1,023,165)	5,444	1,122,611	236,404	1,359,015
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of cash flows For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2024	2023	2022

Operating activities:
(Loss) profit before income taxes		(810,623)	(390,938)	140,424
Adjustments to reconcile (loss) profit for the year to net cash flow:
Allowance for expected credit losses	30	85,824	36,769	27,393
Trade receivables write-off	30	(25,510)	(9,500)	(3,492)
Listing expense		—	319,554	—
Foreign exchange differences	31	39,847	(10,955)	1,957
Accrued interest expenses on borrowings and FIAGRO	31	367,617	342,450	97,565
Interest arising from revenue contracts	31	(360,776)	(250,337)	(407,449)
Interest on trade payables	31	675,706	502,434	496,511
(Loss) gain on derivatives	31	(35,470)	(79,375)	26,323
Interest from tax benefits	31	(18,902)	(27,153)	—
Fair value on commodity forward contracts	31	111,081	98,674	(9,200)
Gain on changes in fair value of warrants	31	(14,024)	(3,756)	—
Amortization of intangibles	30	69,764	67,928	57,607
Amortization of right-of-use assets	30	88,734	56,236	51,203
Depreciation	30	20,481	16,408	9,697
Losses and damages of inventories	30	45,969	19,127	23,339
Provisions for contingencies		5,005	5,879	(18,295)
Share-based payment	28	15,647	14,533	(11,998)
Share of profit of an associate		(1,483)	—	—
Others		(14,131)	25,197	(4,055)

Changes in operating assets and liabilities:
Assets
Trade receivables		(53,807)	(599,050)	23,055
Inventories		135,336	49,745	(721,602)
Advances to suppliers		(47,198)	191,138	74,542
Derivative financial instruments		59,213	83,530	(32,005)
Taxes recoverable		(61,852)	(66,345)	(41,685)
Other receivables		(309,743)	77,567	(6,765)
Liabilities
Trade payables		1,015,069	(117,567)	273,611
Advances from customers		(258,316)	106,903	(207,440)
Salaries and social charges		(53,197)	36,091	91,540
Taxes payable		14,462	(3,360)	(39,463)

Consolidated statements of cash flows For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Other payables		54,720	(66,050)	(2,237)

Interest paid on borrowings and FIAGRO quota holders		(264,747)	(95,739)	(7,401)
Interest paid on acquisitions of subsidiary		(8,988)	(4,875)	(14,907)
Interest paid on trade payables and lease liabilities		(644,784)	(346,749)	(360,665)
Interest received from revenue contracts		316,111	206,430	310,967
Income taxes paid/received		28,718	(76,775)	(76,546)

Net cash flows used in operating activities		165,753	108,069	(259,471)

Investing activities:
Acquisition of subsidiary, net of cash acquired		(222,962)	(157,442)	(198,305)
Additions to property, plant and equipment and intangible assets		(114,427)	(65,376)	(47,697)
Proceeds from the sale of property, plant and equipment		19,121	2,084	1,309

Net cash flows used in investing activities		(318,268)	(220,734)	(244,693)

Financing activities:
Proceeds from borrowings	18	2,565,490	1,449,445	615,984
Repayment of borrowings	18	(2,368,806)	(1,456,017)	(299,613)
Proceeds from Agribusiness Receivables Certificates, net of transaction cost	20	404,647	—
Payment of principal portion of lease liabilities		(85,221)	(60,570)	(45,814)
Proceeds from FIAGRO quota holders, net of transaction costs		137,496	150,018	—
Repayment of FIAGRO quota holders		(133,801)	—	—
Trade payables – Supplier finance	17(c)	(26,157)	16,569	—
Acquisition of non-controlling interests	28	(52)	(100,887)	(34,351)
Dividend payments (i)		(4,074)	(2,277)	(139,512)
Proceeds from SPAC Merger		—	391,572	—
Capital contributions		—	60,880	202,425

Net cash flows provided by financing activities		489,522	448,733	299,119

Net increase in cash equivalents		337,007	336,068	(205,045)
Net foreign exchange difference		10,034	(26,187)	—

Cash equivalents at beginning of the year		564,294	254,413	459,458

Cash equivalents at end of the year		911,335	564,294	254,413
(i) Dividend payments made to non-controlling shareholders from acquired subsidiaries.
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
Lavoro Limited (“Lavoro” and collectively with its subsidiaries, the “Group”) is one of the main agricultural input distribution platforms in Latin America, with relevant agricultural input distribution operations in Brazil and Colombia, and an agricultural input trading company in Uruguay. Also, as a result of a verticalization strategy, the Group produces agricultural biological and special fertilizers products through its own facilities. The Group offers farmers a complete portfolio of products and services with the goal of helping farmer customers succeed by providing multi-channel support. The Group began its operations in 2017, and expansion through M&As has always been part of Lavoro's business strategy.
As of June 30, 2024, the Group is controlled by investment funds managed by Patria Investments Limited (“Patria”), a global alternative asset manager with shares listed on NASDAQ.
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

See Note 23 for further information.
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
The Group operates in Brazil, Colombia and Uruguay in the agricultural input distribution market through its own stores and sells agricultural inputs and products, in particular fertilizers, seeds and pesticides, and an early stage agricultural input company in Ecuador. The Group’s customers are rural producers that operate in the production of cereals, mainly soybeans and corn, in addition to cotton, citrus and fruit and vegetable crops, among others.
(d)Seasonality
Agribusiness is subject to seasonality throughout the year, especially due to the crop cycles that depend on specific weather conditions. Operations, especially in Brazil, have unique weather conditions compared to other countries producing

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

agricultural commodities, making it possible to harvest two to three crops in the same area per year. Thus, considering that the activities of the Group’s customers are directly related to crop cycles, which are seasonal in nature, revenues and cash flows from sales may also be substantially seasonal.
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
(e)Other relevant events
•Acquisitions
The Group concluded business acquisitions during the year ended June, 30, 2024, for which the total consideration was R$151,985 including cash, amounts payable and installments. These acquisitions are further described in Note 22.
2.    Significant accounting policies
(a)Basis for preparation of consolidated financial statements - Predecessor method
Lavoro became the Group’s legal holding company through the corporate reorganization described in Note 1 (b). Such corporate reorganization was recorded at book value since it is a transaction under common control.
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
•the historical operating results and financial position of Lavoro Brazil, Crop Care and Lavoro Colombia on a combined basis prior to the corporate reorganizations
•the assets and liabilities of Lavoro Brazil, Crop Care and Lavoro Colombia at their historical cost; and
•Lavoro’s earnings per share: the number of ordinary shares issued by Lavoro, as a result of the corporate reorganization is reflected retroactively, for the purposes of calculating earnings per share in all prior years presented.
The consolidated financial statements as of June 30, 2024, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).
The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Executive Management consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.
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
On October 31, 2024, the issuance of the consolidated financial statements was approved by the Group’s Board of Directors.
(b)Significant accounting judgments, estimates and assumptions
Use of critical accounting estimates and judgments
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues, income and expenses. These estimates are based on management’s experience and knowledge, information available at the reporting date and other factors,

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

including expectations of future events that are believed to be reasonable under normal circumstances. Any changes in facts and circumstances may lead to a revision of these estimates. Actual results could differ from these estimates.
The estimates and assumptions are revised on an ongoing basis. Revisions to estimates are recognized on a forward-looking basis. The significant estimates and judgments applied by the Group in the preparation of these consolidated financial statements are presented in the following notes:

Note	Significant estimates and judgments
11	Commodity forward contract
16	Impairment testing of non-financial assets
22	Business combination
23	SPAC Transaction
24	Deferred income taxes recoverability
(c)Basis of combination/consolidation procedures
Lavoro’s fiscal year end is June 30. The consolidated financial statements are prepared for the same reporting periods, using consistent accounting policies.
All unrealized intra-group and intercompany balances, transactions, gains and losses relating to transactions between group companies were eliminated in full.
The consolidated financial statements include the following subsidiaries of Lavoro Limited:

			Equity interest
Name	Core activities	Location	2024	2023	2022
Corporate:
Lavoro Agro Limited (iii)	Holding	George Town – Cayman Island	100%	100%	—%
Lavoro America Inc. (iii)	Holding	California - USA	100%	100%	—%
Lavoro Merger Sub II Limited(iii)	Holding	George Town – Cayman Island	100%	100%	—%
Lavoro Agro Cayman II(iii)	Holding	George Town – Cayman Island	100%	100%	—%
Lavoro Latam SL(iii)	Holding	Madrid - Spain	100%	100%	—%
Lavoro Uruguay S.A. (formerly Malinas SA) (iii)	Holding	Montevideu – Uruguay	100%	100%	—%
Lavoro Brazil:
Lavoro Agro Holding S.A.	Holding	São Paulo – Brazil	100%	100%	100%

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Lavoro Agrocomercial S.A. (ii)	Distributor of agricultural inputs	Rondonópolis – Brazil	97.43%	97.42%	97.42%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A. (ii)	Distributor of agricultural inputs	Sinop – Brazil	97.43%	97.42%	97.42%
PCO Comércio, Importação, Exportação e Agropecuária Ltda. (ii)	Distributor of agricultural inputs	Campo Verde – Brazil	97.43%	97.42%	97.42%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS) (ii)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.60%	93.11%	86.22%
Produtiva Agronegócios Comércio e Representação Ltda.	Distributor of agricultural inputs	Paracatu – Brazil	87.40%	87.40%	87.40%
Facirolli Comércio e Representação S.A. (Agrozap)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%	62.61%	62.61%
Agrovenci Comércio, Importação, Exportação e Agropecuária Ltda. (ii)	Distributor of agricultural inputs	Campo Verde – Brazil	97.43%	97.42%	97.42%
Central Agrícola Rural Distribuidora de Defensivos Ltda. (ii)	Distributor of agricultural inputs	Vilhena – Brazil	97.43%	97.42%	97.42%
Distribuidora Pitangueiras de Produtos Agropecuários S.A. (ii)	Distributor of agricultural inputs	Ponta Grossa – Brazil	93.60%	93.11%	86.22%
Produtec Comércio e Representações S.A.	Distributor of agricultural inputs	Cristalina – Brazil	87.40%	87.40%	87.40%
Qualiciclo Agrícola S.A. (ii)	Distributor of agricultural inputs	Limeira – Brazil	72.17%	66.75%	61%
Desempar Participações Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Denorpi Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Deragro Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Desempar Tecnologia Ltda. (ii)	Holding	Palmeira – Brazil	93.60%	93.11%	86.20%
Futuragro Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Plenafértil Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Realce Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Cultivar Agrícola Comércio, Importação e Exportação S.A. (ii)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.60%	93.11%	63.47%
América Insumos Agrícolas Ltda.(iv)	Distributor of agricultural inputs	Sorriso – Brazil	—%	—%	97.42%
Integra Soluções Agrícolas Ltda. (v)	Distributor of agricultural inputs	Catalão – Brazil	—%	—%	87.40%
Nova Geração Comércio e Produtos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Pinhalzinho – Brazil	72.17%	66.75%	61%
Floema Soluções Nutricionais de Cultivos Ltda. (i)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%	62.61%	—%
Casa Trevo Participações S.A. (ii) (i)	Holding	Nova Prata – Brazil	79.56%	79.14%	—%
Casa Trevo Comercial Agrícola Ltda. (ii) (i)	Distributor of agricultural inputs	Nova Prata – Brazil	79.56%	79.14%	—%
CATR Comercial AgrícolaLtda. (ii) (i)	Distributor of agricultural inputs	Nova Prata – Brazil	79.56%	79.14%	—%
Sollo Sul Insumos Agrícolas Ltda. (ii) (i)	Distributor of agricultural inputs	Pato Branco – Brazil	93.60%	93.11%	—%
Dissul Insumos Agrícolas Ltda. (ii) (i)	Distributor of agricultural inputs	Pato Branco – Brazil	93.60%	93.11%	—%
Referência Agroinsumos Ltda. (i) (ii)	Distributor of agricultural inputs	Dom Pedrito - Brazil	65.52%	—%	—%
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais (vi)	FIAGRO	São Paulo – Brazil	5%	5%	—%
Perterra Trading S.A.	Private label products	Montevideu - Uruguay	93.60%	100%	100%
CORAM - Comércio e Representações Agrícolas Ltda. (i)	Distributor of agricultural inputs	São Paulo – Brazil	72.17%	—%	—%
Lavoro Colômbia:

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Lavoro Colombia S.A.S.	Holding	Bogota – Colombia	94.90%	94.90%	94.90%
Crop Care Colombia	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%	94.90%
Agricultura y Servicios S.A.S.	Distributor of agricultural inputs	Ginebra - Colombia	94.90%	94.90%	94.90%
Grupo Cenagro S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%	94.90%
Cenagral S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%	94.90%
Grupo Gral S.A.S.	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%	94.90%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	94.90%
Servigral Praderas S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	94.90%
Agroquímicos para la Agricultura Colombiana S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	94.90%
Provecampo S.A.S. (i)	Distributor of agricultural inputs	Envigado – Colombia	94.90%	94.90%	—%
Agrointegral Andina S.A.S. (vii)	Distributor of agricultural inputs	Quito – Ecuador	100%	—%	—%
Crop Care:
Crop Care Holding S.A.	Holding	São Paulo – Brazil	100%	100%	100%
Perterra Insumos Agropecuários S.A.	Private label products	São Paulo – Brazil	100%	100%	100%
Araci Administradora de Bens S.A.	Private label products	São Paulo – Brazil	100%	100%	100%
Union Agro S.A.	Private label products	Pederneiras – Brazil	73%	73%	73%
Agrobiológica Sustentabilidade S.A.	Private label products	São Paulo – Brazil	65.13%	65.13%	65.13%
Agrobiológica Soluções Naturais Ltda.	Private label products	Leme – Brazil	65.13%	65.13%	65.13%

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Cromo Indústria Química LTDA. (i)	Private label products	Estrela - Brasil	70%	70%	—%
Fundo Agrobiológico de Investimento em Direitos Creditórios (FIDC) (viii)	FIAGRO	São Paulo – Brazil	28.31%	—%	—%
(i)See note 22 of Acquisitions of subsidiaries.
(ii)Variations in equity interests are a result of capital contributions made between subsidiaries.
(iii)Refers to entities of the reorganization, see note 1.b.
(iv)América Insumos Agrícolas Ltda. was merged with another entity within the Group in November 2022.
(v)Integra Soluções Agrícolas Ltda. was merged with another entity within the Group in May 2023.
(vi)Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais - Direitos Creditórios was incorporated in July 2022. (see Note 19).
(vii)On February 2024, the Group incorporated the Agrointegral Andina S.A.S.
(viii)Fundo Agrobiológico de Investimento em Direitos Creditórios (FIDC) was incorporated in December 2023.
Additionally, the consolidated financial statements include the following non-consolidated affiliate company:

			Equity interest
Name	Core activities	Location	2024	2023	2022
Gestão e Transformação Consultoria S.A.	Consulting	São Paulo – Brazil	40%	40%	40%
3.Summary of significant accounting policies
The significant accounting policies applied in the preparation of the consolidated financial statements have been included in the related explanatory notes and are consistent in all reporting years.
(a)New accounting standards, interpretations and amendments adopted starting July 1, 2023:
The following new accounting standards, interpretations and amendments were adopted starting July 1, 2023:
•IFRS 17 Insurance Contracts;
•Definition of Accounting Estimates – Amendments to IAS 8;
•Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2;
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12;
•International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12
Additionally, the new standards and interpretations did not have a material effect on the consolidated financial statements.
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
New and amended standards and interpretations issued, but not yet effective up to the date of the issuance of the Group’s consolidated financial statements are as follows:
•Amendments to IAS 1: Classification of Liabilities as Current or Noncurrent;
•Amendments to IFRS 16: Lease Liability in a Sale and Leaseback;
•Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangemets ;
•Amendments to IAS 21: Lack of exchangeability.
The Group intends to adopt these new standards, amendments and interpretations, if applicable, when they become effective; and the Group does not expect them to have a material impact on the financial statements.
(c)Foreign currency
(i) Functional currency and presentation
The consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s functional currency.
The Group determines the functional currency of each of the consolidated entities. Items included in the financial statements of each entity are measured using that functional currency. The functional currency for the majority of the Group’s entities is the Brazilian real. (Brazil Ag Retail and Crop Care – see Note 5), except for the companies in Colombia, whose functional currency is the Colombian peso (COP$).
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
(ii) Transactions and balances
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange as of the reporting date. Differences arising on settlement or translation of monetary items are recognized in the statements of profit or loss.
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
(d)Current versus non-current classification
The Group presents assets and liabilities in the statements of financial position based on current/non-current classification. An asset is current when it is:
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
The Group classifies all other liabilities as non-current. Deferred income tax assets and liabilities are classified as non-current assets and liabilities.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

4.    Segment information
(a)Reportable segments by management
The chief operating decision-maker of the Group (the “CODM”) is the Executive Management which is responsible for allocating resources among operating segments, assessing their performance and making strategic decisions.
The determination of the reportable segments is based on internal reports reviewed by the CODM, which include considerations in relation to risks and returns, organizational structure, etc. Certain expenses across segments are allocated based on reasonable allocation criteria, such as revenues or historical trends.
The Group’s reportable segments are the following:
•Brazil Ag Retail (formerly Brazil Cluster): comprising companies located in Brazil that sell agricultural inputs;
•LATAM Ag Retail (formerly LATAM Cluster): comprising companies located in Colombia that sell agricultural inputs;
•Crop Care (formerly Crop Care Cluster): comprising companies that produce and import their own portfolio of proprietary products including off-patent crop protection and specialty products (e.g., biologicals and specialty fertilizers).
(b)Reclassification between reportable segments and corporate
For the year ended 2024, the Company revisited the information used by the CODM to reclassify amounts related to corporate expenses incurred by the holding company and not directly related to any operating segment. Previously the Group only considered as corporate expenses the balances of Lavoro Limited. The comparative information has been retroactively adjusted for comparison purposes.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(c)Financial information by segment
Segment assets and liabilities as of June 30, 2024:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	856,307	18,482	25,541	900,330	11,005	—	911,335
Trade receivables	2,205,098	442,998	444,607	3,092,703	—	(266,904)	2,825,799
Inventories	1,437,340	220,598	191,211	1,849,149	—	(68,902)	1,780,247
Advances to suppliers	230,645	2,034	13,974	246,653	—	—	246,653

Total assets	6,798,008	814,472	1,132,646	8,745,126	1,379,143	(1,775,545)	8,348,724

Certain liabilities
Trade payables	3,619,930	368,883	137,323	4,126,136	1,241	(282,244)	3,845,133
Borrowings	647,193	114,312	448,725	1,210,230	—	15,340	1,225,570
Advances from customers	233,373	841	823	235,037	—	—	235,037

Total liabilities and equity	6,798,008	814,472	1,132,646	8,745,126	1,379,143	(1,775,545)	8,348,724
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil segment.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the year ended June 30, 2024:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated

Revenue	7,869,843	1,190,549	749,197	9,809,589	—	(417,325)	9,392,264
Cost of goods sold	(6,959,693)	(1,006,376)	(470,770)	(8,436,839)	—	382,032	(8,054,807)
Sales, general and administrative expenses (iii)	(841,008)	(140,643)	(201,017)	(1,182,668)	(181,931)	—	(1,364,599)
Share of profit of an associate	2,776	—	(618)	2,158	(675)		1,483
Other operating income, net	48,148	2,238	9,711	60,097	(22,527)	—	37,570
Financial (costs) income	(760,006)	(26,535)	(57,069)	(843,610)	21,076	—	(822,534)
Income taxes	39,061	(8,326)	(15,847)	14,888	—	10,730	25,618

Profit (loss) for the year	(600,879)	10,907	13,587	(576,385)	(184,057)	(24,563)	(785,005)

Depreciation and amortization	(124,909)	(11,336)	(20,390)	(156,635)	(23,324)	—	(179,959)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses and Cost of goods sold includes depreciation and amortization.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Segment assets and liabilities as of June 30, 2023:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	207,744	22,003	95,585	325,332	238,962	—	564,294
Trade receivables	2,194,853	343,745	242,391	2,780,989	—	(72,449)	2,708,540
Inventories	1,547,384	202,239	151,289	1,900,912	—	(32,708)	1,868,204
Advances to suppliers	176,831	2,266	13,088	192,185	—	(66)	192,119

Total assets	5,926,380	683,894	680,294	7,290,568	449,779	(216,363)	7,523,984

Certain liabilities
Trade payables	2,304,043	309,828	46,506	2,660,377	455	(56,427)	2,604,405
Borrowings	824,868	71,562	69,045	965,475	—	—	965,475
Advances from customers	478,313	7,020	3,245	488,578	—	—	488,578

Total liabilities and equity	5,926,380	683,894	680,294	7,290,568	449,779	(216,361)	7,523,984
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil Segment.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the year ended June 30, 2023 (Reclassified):

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Combined

Revenue	7,829,305	1,206,341	632,819	9,668,465	—	(321,052)	9,347,413
Cost of goods sold	(6,543,315)	(1,009,721)	(351,914)	(7,904,950)	—	288,344	(7,616,606)
Sales, general and administrative expenses (iii)	(741,925)	(120,936)	(150,793)	(1,013,654)	(214,474)	—	(1,228,128)
Other operating income, net	48,135	(1,640)	1,512	48,007	(323,817)	—	(275,810)
Financial (costs) income	(525,056)	(15,371)	(48,415)	(588,842)	(28,965)	—	(617,807)
Income taxes	208,331	(22,263)	(24,932)	161,136	—	11,120	172,256

Profit for the year	275,475	36,410	58,277	370,162	(567,256)	(21,588)	(218,682)

Depreciation and amortization	(121,968)	(11,792)	(13,555)	(147,315)	(20,171)	—	(167,486)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses include depreciation and amortization.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the year ended June 30, 2022 (Reclassified):

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Combined

Revenue	6,351,223	1,166,415	332,239	7,849,877	—	(103,343)	7,746,534
Cost of goods sold	(5,336,991)	(975,756)	(211,633)	(6,524,380)	—	103,343	(6,421,037)
Sales, general and administrative expenses (iii)	(685,904)	(120,902)	(91,324)	(898,130)	(124,258)	—	(1,022,388)
Other operating income, net	42,608	(6,081)	20,232	56,759	—	—	56,759
Financial (costs) income	(217,277)	(9,639)	7,472	(219,444)	—	—	(219,444)
Income taxes	3,973	(20,865)	(15,770)	(32,662)	—	—	(32,662)

Profit for the year	157,632	33,172	41,216	232,020	(124,258)	—	107,762

Depreciation and amortization	(112,112)	(11,295)	(6,543)	(129,950)	(15,563)	—	(145,513)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses include Depreciation and amortization.
Revenues from external customers for each product and service are disclosed in Note 29. Further breakdown in relation to products and services provided by the Group is not available and such information cannot be produced without unreasonable effort.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

5.    Cash equivalents
Accounting policy
Cash equivalents are comprised of short-term highly liquid investments with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

	Annual yield	2024	2023

Cash equivalents (R$)	65% to 110% CDI (i)	881,848	304,292
Cash equivalents (COP)	11.94% DTF(ii)	18,482	22,003
Cash equivalents (US$)	3.81% a year (iii)	11,005	237,999

Total cash equivalents		911,335	564,294
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

	2024	2023

Trade receivables (Brazil)	2,605,012	2,525,845
Trade receivables (Colombia)	488,415	370,767
(-) Allowance for expected credit losses	(267,628)	(188,072)

Total	2,825,799	2,708,540

Current	2,769,757	2,667,057
Non-current	56,042	41,483

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The average effective interest rate used to discount trade receivables for the year ended June 30, 2024 was 0.90% per month (0.96% as of June 30, 2023). The Group does not have any customer that represents more than 10% of its trade receivables or revenues.
As of June 30, 2024, the Group also transferred trade receivables to the FIAGRO (Agro-industrial Supply Chain Investment Fund), a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables, in the amount of R$127,421 (R$167,278 on June 30, 2023).
As the Group has retained the risks and rewards of ownership, these amounts were not derecognized from trade receivables. Consequently, the liability resulting from these operations is recorded as obligations to FIAGRO quota holders.
Allowance for expected credit losses:

	2024	2023	2022

Opening balance as of June	(188,072)	(151,114)	(111,969)
Increase in allowance	(85,824)	(36,769)	(27,393)
Allowance for credit losses from acquisitions	(15,314)	(11,702)	(16,274)
Trade receivables write-off	25,510	9,500	3,492
Exchange rate translation adjustment	(3,928)	2,013	1,030

Ending balance (i)	(267,628)	(188,072)	(151,114)
(i)The credit risk of the Group is described in note 8.b.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The aging analysis of trade receivables is as follow:

	2024	2023

Not past due	1,576,604	2,089,543

Overdue
1 to 60 days	284,637	166,601
61 to 180 days	746,362	362,914
181 to 360 days	141,770	59,867
361 to 720 days	200,219	120,747
Over 720 days	143,835	96,940
Allowance for expected credit losses	(267,628)	(188,072)

	2,825,799	2,708,540

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
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are carried in the statements of financial position at fair value with net changes in fair value recognized in the statements of profit or loss.
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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group’s financial instruments were classified according to the following categories:

	2024
	Amortized cost	Fair value through profit or loss
Assets:
Restricted cash	168,862
Trade receivables	2,825,799
Derivative financial instruments		47,677
Commodity forward contracts		140,660

Total	2,994,661	188,337

Liabilities:
Trade payables	3,845,133
Lease liabilities	216,746
Borrowings	1,225,570
Agribusiness Receivables Certificates	405,565
Obligations to FIAGRO quota holders	205,088
Payables for the acquisition of subsidiaries	206,242
Derivative financial instruments		75,017
Commodity forward contracts		65,957
Salaries and social charges	174,665
Dividends payable	6,397
Warrant liabilities		22,421
Liability for FPA Shares	168,862

Total	6,454,268	163,395

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2023
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	2,708,540	—
Derivative financial instruments	—	40,410
Commodity forward contracts	—	114,861
Restricted cash	139,202	—

Total	2,847,742	155,271

Liabilities:
Trade payables	2,578,248	—
Lease liabilities	184,419	—
Borrowings	965,475	—
Obligations to FIAGRO quota holders	150,018	—
Payables for the acquisition of subsidiaries	275,209	—
Derivative financial instruments	—	44,008
Commodity forward contracts	—	207,067
Salaries and social charges	223,376	—
Dividends payable	1,619	—
Warrant liabilities	—	36,446
Liability for FPA Shares	139,133	—

Total	4,517,497	287,521
The Group considers that assets and liabilities measured at amortized cost, have a carrying value approximate to their fair value and, therefore, information on their fair values is not presented.
(a)Hierarchy of fair value
The Group uses various methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the value that market participants would use to price the asset or liabilities. Financial assets and liabilities carried at fair value are classified and disclosed within the following fair value hierarchy levels:
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
For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
All financial instruments accounted for at fair value are classified as level 2, except for the Warrant liability which is classified as level 1. On June 30, 2024 and June 30, 2023, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.
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
The Group seeks to mitigate its credit risk related to trade receivables by setting forth credit limits for each counterparty based on the analysis of its credit management process. Such credit exposure determination is performed considering the qualitative and quantitative information of each counterparty. The Group also focuses on the diversification of its portfolio and monitors different solvency and liquidity indicators of its counterparties. In addition, primarily for receivables in installments, the Group monitors the balance of allowances for expected credit losses. (see Note 6).
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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The current credit policy sets forth credit limits for customers based on credit score analysis made by the Group’s credit management area. Such score is determined considering the qualitative and quantitative information related to each customer, resulting in a rating classification and a level of requirement of guarantees as follows:

			% Of guarantees required on sales
Credit rating	% Customers	Risk classification	Medium-sized farmers (i)	Other
AA & A	24%	Very small	80-90%	0%
B	49%	Medium	100%	30%
C & D	15%	High	100%	60%
Simplified	12%	Small farmers	N/A	N/A
(i)Medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage that are typically not serviced directly by agricultural input suppliers.
For Colombia there is a similar credit scoring process, however, guarantees are not required based on credit ratings but instead based on qualitative factors such as relationships and past experiences with customers.
Maximum exposure to credit risk as of June 30, 2024 and June 30, 2023:

	2024	2023

Trade receivables (current and non-current)	2,825,799	2,708,539
Advances to suppliers	246,653	192,119

	3,072,452	2,900,658
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
The Group’s cash position is monitored by its senior management, through management reports and periodic performance meetings. The Group also manages its liquidity risk by maintaining reserves, bank credit facilities and other borrowing facilities deemed appropriate, through ongoing monitoring of forecast

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

and actual cash flows, as well as through the combination of maturity profiles of financial assets and liabilities.
The following maturity analysis of the Group’s financial liabilities and gross settled derivative financial instruments contracts (for which the cash flows are settled simultaneously) is based on expected undiscounted contractual cash flows from the year end date to the contractual maturity date:

	June 30, 2024
	Up to 1 year	From 1 to 5 years	Total

Trade payables	3,947,367	592	3,947,959
Lease liabilities	106,229	133,059	239,288
Borrowings	1,314,821	38,208	1,353,029
Obligations to FIAGRO quota holders	226,417	—	226,417
Agribusiness Receivables Certificates	1,013	446,730	447,743
Payables for the acquisition of subsidiaries	186,661	28,037	214,698
Commodity forward contracts	68,333	329	68,662
Derivative financial instruments	78,092	—	78,092
Salaries and social charges	181,826	—	181,826
Dividends payable	6,659	—	6,659
Warrant liabilities	22,421	—	22,421
Liability for FPA Shares	168,862	—	168,862

	6,308,701	646,955	6,955,656

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June 30, 2023
	Up to 1 year	From 1 to 5 years	Total

Trade payables	2,765,354	2,547	2,767,901
Lease liabilities	91,419	111,304	202,723
Borrowings	982,318	48,382	1,030,700
Obligations to FIAGRO quota holders	159,722	—	159,722
Payables for the acquisition of subsidiaries	224,689	55,242	279,931
Commodity forward contracts	210,040	—	210,040
Derivative financial instruments	44,639	—	44,639
Salaries and social charges	226,583	—	226,583
Dividends payable	1,642	—	1,642
Warrant liabilities	36,446	—	36,446
Liability for FPA Shares	—	139,133	139,133

	4,742,852	356,608	5,099,460
(d)Capital risk
The Group's capital management objective is to ensure that it maintains healthy leverage levels and access to capital to support its ongoing operations. The Group manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Group monitors capital using the net debt/Adjusted EBITDA ratio.
The Group did not make any changes to its approach to capital management during the year.
(i)Interest rate risk
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
As of June 30, 2024 and 2023, the Group had no derivative financial instruments used to mitigate interest rate risks.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(i)Sensitivity analysis – exposure to interest rates
To mitigate its exposure to interest rate risk, the Group uses different scenarios to evaluate the sensitivity of variations transactions impacted by the CDI Rate and IBR Rate. The Scenario 1 represents the impact on booked amounts considering the most current (September 2024) CDI Rate and IBR Rate and reflects management’s best estimates. The Scenario 2 and Scenario 3 consider an increase of 25% and 50% in such market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
The following table sets forth the potential impacts on the statements of profit or loss:

	June 30, 2024
		Expense on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Floating rate borrowings in Brazil	CDI Rate (10.65%)	131,304	156,103	180,901
Floating rate borrowings in Colombia	IBR Rate (10.75%)	15,874	18,947	22,020
Floating rate Agribusiness Receivables Certificates	CDI Rate (10.65%)	57,610	68,409	79,207

		204,788	243,459	282,128
(ii)Exchange rate risk
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
The Group does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of profit or loss, as disclosed in Note 31.
(i)Sensitivity analysis – exposure to exchange rates
To gauge its exposure to exchange rate risk, the Group uses different scenarios to evaluate its asset and liability positions in foreign currency and their potential effects on its results.
The Scenario 1 below represents the impact on carrying amounts of the most current (September 2024) market rates for the U.S. dollar (R$5.4481 to US$1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. The Scenario 2 and Scenario 3 consider the devaluation of the Brazilian real against the US dollar at the rates of 25% and 50%, which represents a significant change in the probable scenario for sensitivity purposes.
The following table set forth the potential impacts on the statements of profit or loss:

	2024
		Effect on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Cash equivalents in U.S. Dollars	5.4481	(219)	2,477	5,174
Trade receivables in U.S. Dollars	5.4481	(6,578)	74,278	155,133
Trade payables in U.S. Dollars	5.4481	6,645	(75,043)	(156,731)
Borrowings in U.S. Dollars	5.4481	2,058	(23,237)	(48,532)

Net impacts on commercial operations		1,906	(21,525)	(44,956)

Derivative financial instruments	5.4481	(247)	2,791	5,829

Total impact, net of derivatives		1,659	(18,734)	(39,127)
(iii)Commodity prices risk in barter transactions

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

In all barter transactions mentioned in Note 11, the Group uses future commodity market price as the reference to value the quantities of commodities included in the forward contracts to be delivered by the customers as payment for the Group’s products into currency. The Group uses prices quoted by commodity trading companies to value the grain purchase contracts from farmers, Lavoro enters into grain sale contracts with trading companies or forward derivatives with financial institutions to sell those same grains, at the same price of the purchased contracts with farmers. As such, the Group strategy to manage its exposure to those commodity prices by entering into the purchase and sale contracts at similar conditions.
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
The “current risk” scenario below represents the impact on carrying amounts as of June 30, 2024, with assumptions described in Note 11. The other scenarios consider the appreciation of main assumptions at the rates of 25% and 50%, which represents a significant change in the probable scenario for sensitivity purposes.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

As of June 30, 2024:

	Tons	Position	Current Risk	Average of contract prices	Current Market (R$/bag)	+25% current		+50% current

Position						Market	Impact	Market	Impact

Corn 2024	181,832	Purchased	4,357	45.94	1.44	1.80	1,089	2.16	2,178
Corn 2024	(175,022)	Sold	(6,782)	38.25	2.32	2.91	(1,695)	3.49	(3,391)
Corn 2025	24,462	Purchased	2,582	39.61	6.33	7.91	645	9.50	1,291
Corn 2025	(1,251)	Sold	(261)	41.13	12.50	15.63	(65)	18.76	(130)
Soybean 2025	358,732	Purchased	111,014	112.97	18.57	23.21	27,753	27.85	55,507
Soybean 2025	(135,457)	Sold	(40,958)	112.71	18.14	22.68	(10,239)	27.21	(20,479)
Net exposure on grain contracts	253,296	Net purchased	69,952				17,488		34,976

Soybean 2025	(200,347)	Sold on derivatives	(49,331)	128.57	143.35	179.18	(13,106)	215.02	(26,211)
Corn 2024	(5,231)	Sold on derivatives	1,891	59.94	59.58	74.48	473	89.37	945
Corn 2025	(24,462)	Sold on derivatives	8,843	59.94	59.58	74.48	2,211	89.37	4,422
Net exposure on derivatives	(230,040)		(38,597)				(10,422)		(20,844)

Net exposure (i)	23,256		31,355				7,066		14,132
(i)Exposure regarding the purchase contracts of the soybean 2025 for which sales agreement or derivatives were hired subsequently to June 30, 2024.
(iv)Derivative financial investments
The Group is exposed to market risks mainly related to fluctuations in exchange rates and commodity prices. The Group maintains operations with financial instruments of protection to mitigate exposure to these risks. The Group has been

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

implementing and improving the internal controls to identify and measure the effects of transactions with trading companies and with financial institutions, so that such transactions are captured, recognized and disclosed in the consolidated financial statements. The Group does not carry out investments of a nature speculative in derivatives or any other risk assets. Trading derivatives are classified as current assets or liabilities.

	2024	2023

Options (put/call of commodities)	—	(513)
Forwards (R$/US$) (i)	(21,772)	8,837
Swap (R$/US$)	(5,568)	(11,922)

Derivative financial instruments, net	(27,340)	(3,598)
(i)The amount includes forward contracts and purchase and sale transactions.
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
An inventory loss is recognized for inventories that are close to their expiration date and there is no expectation that they will be sold.
(a)Inventories composition

	2024	2023

Goods for resale	1,835,018	1,885,941
(-) Allowance for inventory losses	(54,771)	(17,737)

Total	1,780,247	1,868,204
(b)Allowance for inventory losses

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2024	2023
Opening balance as of June	(17,737)	(10,186)
Increase in allowance	(32,355)	(7,470)
Allowance for inventory losses from acquisitions	(4,321)	—
Exchange rate translation adjustment	(358)	(81)

Ending balance	(54,771)	(17,737)
10.    Taxes recoverable

	2024	2023

State VAT (“ICMS”) (i)	86,556	78,805
Brazilian federal contributions (ii)	280,854	239,815
Colombian federal contributions	35,610	21,284

Total	403,020	339,904

Current	103,792	57,001
Non-current	299,228	282,903
(i)Refers to the Brazilian value-added tax on sales and services. The Group’s ICMS relates mainly to the purchase of inputs and the Group has the benefit of a reduced ICMS tax rate.
(ii)Includes: a) credits arising from the Brazilian government’s taxes charged for the social integration program (PIS) and the social security program (COFINS), and Brazilian corporate income tax and social contributions. These credits, which are recognized as current assets, will be used by the Group to offset other Federal taxes; b) withholding and overpaid taxes which can be used to settle overdue or future payable federal taxes; c) withholding income tax on cash equivalents which can be used to offset taxes owed at the end of the calendar year, in case of taxable profit, or are carried forward in case of tax loss.
Income tax Benefits arising from ICMS deduction
During the 2023/2024 period, the Group benefited from deducting the ICMS tax benefit, as described in item (i), in the income tax calculation. This deduction was applied to the tax calculation for the calendar year 2023 (January to December) as well as for previous years, resulting in an income tax credit of R$71,130, which was recognized in the year ended June 30, 2024, under “Brazilian federal contribution.”
In accordance with Article 30 of Law No. 12,973/2014, ICMS benefits must be allocated to the fiscal incentive reserve when sufficient profits are available in each subsidiary. Additionally, under the same law, these tax benefits must be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) when dividends are distributed or capital is returned to the subsidiaries' shareholders.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

As of June 30, 2024, the fiscal incentive reserve balance in the subsidiaries amounted to R$458,560, with an unallocated fiscal benefit of at R$916,757 due to insufficient profits. The Group has no plans for its subsidiaries to distribute these incentive amounts to the parent company. However, should dividends be distributed, the relevant tax laws will apply.
It is important to note that, as a result of the amendments introduced by Law No. 14,789/23, Article 30 of Law No. 12,973/2014 has been repealed, eliminating the ability to exclude ICMS benefit amounts from the income tax base for the current and future fiscal years, starting from January 2024. Despite this legislative change, the tax credits recorded on the balance sheet remain recoverable.
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
The fair value of the commodity forward contracts, entered into with the customer and the commodity trading company is estimated based on information available in the market and specific valuation methodologies, and discounted to present value, considering the contractual terms and the current market prices for such commodities. Such contracts are disclosed on a gross basis in the statements of financial position. When the Group settles the grain purchase and sale agreements the respective cost and revenue is recognized at the amount of the cash paid plus the fair value of the commodity forward contracts on the settlement date.
Critical accounting estimates and judgments
Fair value of commodity forward contracts is estimated on a regional basis, and they are based on the commodity prices available at exchange future markets, over the counter premium data quoted by market players and the expected freight costs estimated by the Group considering historical inland freight data.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

As of June 30, 2024, fair value of commodity forward contracts is as follows:

	2024	2023

Fair value of commodity forward contracts:
Assets
Purchase contracts	132,362	53,695
Sale contracts	8,298	61,166

Current	137,660	114,861
Non-current	3,000	—

Liabilities
Purchase contracts	(10,549)	(206,881)
Sale contracts	(55,408)	(186)

Current	(65,641)	(207,067)
Non-current	(316)	—
The changes in fair value recognized in the statements of profit or loss are in note 31.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The main assumptions used in the fair value calculation are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/Bag	Average Market Prices (Corn R$/bag (ii); Soybean US$/bu(i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase Contracts
Soybean
As of June 30, 2023	449,847	127.95	13.16	(0.30)	293.65
As of June 30, 2024	365,894	112.97	11.27	0.58	378.64
Corn
As of June 30, 2023	303,432	65.25	56.04	N/A	282.23
As of June 30, 2024	211,895	45.19	65.08	N/A	257.28

Selling Contracts
Soybean
As of June 30, 2023	145,915	145.71	13.16	0.01	—
As of June 30, 2024	141,069	112.71	11.30	0.55	410.70
Corn
As of June 30, 2023	255,499	48.36	56.04	N/A	284.59
As of June 30, 2024	176,978	38.27	59.58	0.90	257.29
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
Right of use assets:
The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Vehicles	3.5 years
Buildings	5.3 years
Machines and equipment	3 years
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
•lease payments are discounted using the lessee's incremental borrowing rate, which is the rate a lessee would have to pay on a loan to obtain the funds necessary to acquire an asset of similar value in a similar economic environment with equivalent terms and conditions.
In determining the incremental borrowing rate, the Group:
•whenever possible, uses as a starting point rates from recent financing contracts third-party financing, adjusted to reflect changes in financing conditions since such third-party financing was received;
•uses a progressive approach that starts from a risk-free interest rate adjusted for credit risk
•uses a progressive approach that takes a risk-free interest rate adjusted for credit risk for leases held by the Group with no recent third-party financing; and
•makes specific adjustments to the rate, such as to term and collateral.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Lease payments are allocated between principal and finance expense. Finance expense is recognized in the statements of profit or loss over the lease term to produce a constant periodic rate of interest on the remaining balance of the liability for each year.
Payments associated with short-term leases of equipment and vehicles and all and leases of low-value assets are recognized as incurred as an expense in income statements. Short-term leases are those with a term of 12 months or less. Low-value assets include IT equipment, small items of office furniture and other contracts of small value.
As of June 30, 2024 and 2023, the Group had no lease agreements with variable lease payments.
(a)Right-of-use assets

	Vehicles	Buildings	Machinery and equipment	Total

Cost	120,052	141,915	73,236	335,203
Accumulated amortization	(54,560)	(77,732)	(29,232)	(161,524)

Balance at June 30, 2023	65,492	64,183	44,004	173,679

Cost	149,040	189,689	92,584	431,313
Accumulated amortization	(72,365)	(113,787)	(42,939)	(229,091)

Balance at June 30, 2024	76,675	75,902	49,645	202,222
Right-of-use assets amortization expense for the year ended June 30, 2024 was R$88,734 (R$56,236 for the year ended June 30, 2023).

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)Lease liabilities

	2024	2023

Vehicles	82,265	68,420
Buildings	103,968	85,839
Machinery and equipment	30,513	30,160

Total	216,746	184,419

Current	96,222	85,865
Non-current	120,524	98,554
Total interest on lease liabilities for the year ended June 30, 2024 was R$20,268 (R$16,977 for the year ended June 30, 2023).

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

14.    Property, plant and equipment
Accounting policy
Items of property, plant and equipment are measured at historical cost of acquisition or construction, less accumulated depreciation. When significant parts of an item of property, plant and equipment have different useful lives, they are recorded as separate items (major components) of property, plant and equipment. Any gains and losses on the disposal of an item of property, plant and equipment are recognized in the statements of profit or loss. Subsequent costs are capitalized only when it is probable that future economic benefits associated with the expenditure will be earned by the Group.
Depreciation is calculated and its residual values estimated, using the straight-line method based on the estimated useful lives of the items. Depreciation is recognized in the statements of profit or loss. Land is not depreciated. The estimated useful lives of property, plant and equipment are as follows:

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
Gains and losses on disposals are determined by comparing the proceeds from the sale with the carrying amount and are recognized under "Other (expenses) income, net" in the statements of profit or loss.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(a)Property, plant and equipment balance is as follows:

	Vehicles	Lands, buildings and improvements	Machines, equipment and facilities	Furniture and fixtures	Computer equipment	Total

Cost	40,851	142,561	75,134	15,610	10,015	284,171
Accumulated depreciation	(31,349)	(14,698)	(26,817)	(7,198)	(7,521)	(87,583)

Balance at June 30, 2023	9,502	127,863	48,317	8,412	2,494	196,588

Cost	40,062	182,822	89,367	18,468	11,535	342,254
Accumulated depreciation	(32,822)	(22,769)	(31,009)	(9,043)	(9,830)	(105,473)

Balance at June 30, 2024	7,240	160,053	58,358	9,425	1,705	236,781
Depreciation expense of property, plant and equipment for the year ended June 30, 2024 was R$20,481 (R$16,408 for the year ended June 30, 2023).
There were no indications of impairment of property and equipment as of and for the year ended June 30, 2024.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

15.    Intangible assets
Accounting policy
Intangible assets are recorded at acquisition cost, or at the fair value of intangible assets when acquired in a business combination. Amortization for assets with finite useful lives is recorded on a straight-line basis, net of accumulated amortization. These intangible assets have useful lives defined based on the useful economic life.
The goodwill arising on a business combination is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net identifiable assets acquired and liabilities assumed). Subsequent to initial recognition, goodwill is measured at cost, less any accumulated impairment losses, as described in Note 16.
The useful lives and methods of amortization of intangibles are reviewed at each balance sheet date and adjusted prospectively, if appropriate.
The estimated useful lives of intangible assets for the years ended June 30, 2024 and 2023 are as follows:

Customer relationship	9 years
Purchase contracts and brands	4 years
Software and other	5 years
An intangible asset is derecognized upon disposal or when no future economic benefits are expected, and any gain or loss is recognized in the statements of profit or loss when the asset is derecognized.
The impairment policy for intangibles is described in note 16.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)Intangible assets balance is as follows:

	Goodwill	Customer relationship	Purchase contracts and brands	Software and other	Total
Cost:
At June 30, 2022	451,974	301,477	21,846	56,373	831,670

Additions	—	—	—	5,025	5,025
Business combinations (i)	98,890	50,600	1,207	—	150,698
Other (ii)	(3,201)	—	—	—	(3,201)
Translation adjustment	(998)	(666)	(48)	(10)	(1,722)
At June 30, 2023	546,665	351,412	23,005	61,388	982,470

Additions	—	—	—	33,067	33,067
Business combinations (i)	122,641	45,427	—	35	168,103
Other (iii)	27,479	1,958	—	(1,140)	28,297
Translation adjustment	3,380	232	837	—	4,449
At June 30, 2024	700,165	399,029	23,842	93,350	1,216,386

Amortization:
At June 30, 2022	—	89,502	6,929	10,918	107,349

Amortization for the year	—	50,263	8,983	8,682	67,928
At June 30, 2023	—	139,765	15,912	19,600	175,277

Amortization for the year	—	50,089	3,218	16,457	69,764
At June 30, 2024	—	189,854	19,130	36,057	245,041

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

At June 30, 2023	546,665	211,646	7,093	41,788	807,192

At June 30, 2024	700,165	209,175	4,712	57,293	971,345
(i)Amounts arising from business combinations (Note 22).
(ii)Amounts arising from the adjustment in the purchase price from acquisition of Agrozap, which occurred in the year ended June 30, 2022, The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company.
(iii)Amounts arising from the adjustment in the purchase price from acquisition of Casa Trevo Participações and Sollo Sul, which occurred in the year ended June 30, 2023. The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company. As a result, the values related to customer relationships were modified due to changes in projections.
Impairment of intangible assets
For the year ended June 30, 2024, there were no indications that the Group’s intangible assets might be impaired.

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
Impairment losses are recognized in the statements of profit or loss in expense categories consistent with the function of the impaired asset, when applicable. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized, except in the case of goodwill that cannot be reversed in future periods.
The Group assessed its business segments by grouping the assets of each region into independent cash-generating units (“CGUs”), which represent the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
Critical accounting estimates and judgments
The Group determines its cash flows based on the budgets approved by its management, which use the following assumptions: (i) revenue growth rate (ii) operating margin; and (iii) discount rates that reflect specific risks of each CGU. These assumptions are subject to risks and uncertainties such as future market or economic conditions and those related to sales of each CGUs. Therefore, it is possible that changes in circumstances may alter these projections, which may affect the recoverable amount of the assets.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Business segments are composed by certain CGUs as follows:

Segment	Identified CGUs
Latam Ag Retail	Colombia CGU
Brazil Ag Retail	North CGU, East CGU, South CGU
Crop Care	Biological products and special fertilizers CGU
Goodwill arising from business combinations are allocated to the CGUs that benefited from the acquisition and are tested for impairment at that level.
The Group consistently monitors whether new CGUs are identified, and whether they are justifiable.
Value in use calculation in the impairment test
The value in use calculation is based on a DCF (Discounted Cash Flow) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are the most relevant for the impairment test of goodwill recognized by the Group.
The recoverable amount of the Group’s CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by Board of Officers, covering a period of five years.
The main assumptions used in the impairment test are as follows:

Cash-generating unit	Revenue growth rate	Inputs Operating margin average	Pre Tax discount rate	Recoverable amount
Colombia CGU	7.90%	17.10%	22.00%	401,273
North CGU	12.70%	16.80%	16.40%	792,345
East CGU	12.70%	18.60%	15.90%	182,428
South CGU	12.70%	19.00%	16.30%	128,214
Biological products and special fertilizers CGU	14.30%	44.60%	18.50%	682,016
The Group carried out a sensitivity analysis of the impairment test considering the following independent scenarios of key assumptions deterioration, as follows: (i) an increase of 200 basis points in the pre-tax discount rate; and (ii) a decrease of 500 points in the net revenue and its impacts on the free cash flow over the five-year

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

forecasted period. The sensitivity analysis results did not indicate an impairment loss on the CGUs carrying amounts.
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
(a)Trade payables

	2024	2023

Trade payables – Brazil	3,436,115	2,268,420
Trade payables – Colombia	409,018	309,828

Total	3,845,133	2,578,248

Current	3,844,541	2,575,701
Non-current	592	2,547
The average effective interest rate used to discount trade payables for the year ended June 30, 2024 was 1.55% per month (1.58% as of June 30, 2023).
(b)Guarantees
The Group acquires guarantees with financial institutions in connection with installment purchases of agricultural inputs from certain suppliers. These guarantees are represented by short-term bank guarantees and endorsement to the supplier of CPRs obtained from customers in the sale process. The amount of these guarantees as of June 30, 2024 was R$1,082,199 (R$920,870 as of June 30, 2023).
(c)Trades payable — Supplier finance
During the year ended June, 30, 2023, the Group signed agreements with financial institutions to negotiate with suppliers to extend the payment terms and discounting of trade receivable from its suppliers, with interest rates ranging from

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

1% and 1.5% per month. When trade payable is included in this transaction, such amount is transferred from “Trade Payables” to “Trades payable — Supplier finance”. The Group did not sign supplier finance agreements for the year ended June 30, 2024 and settled the entire balance of operations in this year.
18.    Borrowings
Accounting policy
Borrowings are financial liabilities initially recognized at fair value, net of transaction costs incurred in the transaction and are subsequently stated at amortized cost.
Any difference between the borrowed amounts (net of transaction costs) and total payments is recognized in the statements of profit or loss over the year during which the borrowings are outstanding using the effective interest rate method.

	2024	2023

Borrowing in Colombia	114,312	71,562
Borrowings in Brazil	1,111,258	893,913

Total borrowings	1,225,570	965,475
The Group’s borrowings are contracted for the purpose of strengthening the working capital and have repayment terms scheduled in conjunction with the operating cycles of each harvest.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(a)Debt composition

	Average interest rate June 30, 2024 (i)	2024	Average interest rate June 30, 2023 (i)	2023
Debt contracts in Brazil in:
R$, indexed to CDI (ii)	14.52%	946,741	16.62%	725,563
R$, with fixed interest	12.77%	61,280	8.76%	8,590
U.S. Dollars, with fixed interest	8.64%	103,237	4.03%	159,760
Debt contracts in Colombia in:
COP, indexed to IBR (iii)	11.75%	114,312	15.43%	69,862
COP, with fixed interest			15.72%	1,700

Total		1,225,570		965,475

Current		1,190,961		922,636
Non-current		34,609		42,839
(i)In order to determine the average interest rate for debt contracts with floating rates, the Group used the rates prevailing during the years.
(ii)Brazilian reais denominated debt that bears interest at the CDI Rate (see Note 7 for a definition of those indexes), plus spread.
(iii)Colombian peso-denominated debt that bears interest at the IBR rate (see Note 7 for a definition of those indexes), plus spread.
(b)Movement in borrowings

At June 30, 2021	242,404

Proceeds from borrowings	615,984
Repayment of principal amount	(299,613)
Accrued interest	74,081
Borrowings from acquired companies	85,097
Interest payment	(7,401)

At June 30, 2022	710,552

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

At June 30, 2022	710,552

Proceeds from borrowings	1,449,445
Repayment of principal amount	(1,456,017)
Accrued interest	319,557
Borrowings from acquired companies	25,756
Exchange rate translation	11,921
Interest payment	(95,739)

At June 30, 2023	965,475

At June 30, 2023	965,475

Proceeds from borrowings	2,565,490
Repayment of principal amount	(2,368,806)
Accrued interest	226,755
Borrowings from acquired companies	61,793
Foreign exchange differences	17,215
Exchange rate translation	(786)
Interest payment	(241,566)

At June 30, 2024	1,225,570
(c)Schedule of maturity of non-current portion of borrowings
The installments are distributed by maturity year:

	2024	2023

2024	—	726
2025	1,237	15,452
2026	2,732	1,376
2027	21,253	25,285
2028	9,387	—

Total	34,609	42,839

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(d)Covenants
The Group has no financial covenants related to borrowings as of June 30, 2024.
19.    Obligations to FIAGRO quota holders
On July 22, 2022, the Group entered into an agreement to transfer receivables to FIAGRO, a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The acquisition of such receivables by the FIAGRO investment fund enables the Group to anticipate the receipt of funds from such receivables.
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
20.    Agribusiness Receivables Certificates

(a)Composition

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Maturity	Average interest rate June 30, 2024	2024

Serie I	December 22, 2027	CDI + 3.00%	69,006
Serie II	December 22, 2027	14.20%	351,912
Transaction cost			(15,353)

Total			405,565

Current			918
Non-current			404,647

(b)Movement in Agribusiness Receivables Certificates

At June 30, 2023	—

Proceeds from borrowings	420,000
Transaction cost	(17,741)
Transaction cost amortization	2,388
Accrued interest	28,535
Interest payment	(27,617)

At June 30, 2024	405,565
(c)Covenants
This debt includes covenants related to the level of indebtedness of the subsidiary Lavoro Agro Holding S.A. (this entity encompasses our distribution operations in Brazil), requiring it to maintain a net debt to Adjusted EBITDA ratio of not more than 2.5x, to be calculated as of June 30 of each year. As of June 30, 2024, Lavoro Agro Holding S.A. was in compliance with the covenants agreed upon with the financial institution and reached 1.7x (below the CRA target of 2.5x).
The Company also has loan and financing agreements that include non-financial covenants, which monitor events of default related to fraud, bankruptcy, and environmental compliance.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

21.    Payables for the acquisition of subsidiaries
The purchase agreements for acquisition of subsidiaries include payments to the seller in the event of successful collection, after the acquisition date of outstanding receivables and certain tax credits subject to administrative proceedings.
Consideration paid during the year ended June 30, 2024, net of cash acquired, was R$222,962 which includes installment payments for acquisitions completed in previous years in the amount of R$179,148 (R$162,317 on June 30, 2023, which includes payments for acquisitions made in previous years in the amount of R$106,764). All these payments are included in the “Acquisition of subsidiary, net of cash acquired” in the cash flows.
22.    Acquisition of subsidiaries
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
Any contingent consideration to be transferred by the acquirer is recognized at the acquisition date fair value. Subsequent changes in the fair value of the contingent consideration, considered an asset or a liability, shall be recognized in accordance with IFRS 9 Financial Instruments, in the statements of profit or loss.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Goodwill or a gain on bargain purchase is the difference between the fair value of the assets acquired and liabilities assumed, and the consideration transferred. When the consideration transferred is higher than the fair value of the net assets acquired goodwill is recognized for the difference, and it is subsequently tested for impairment. When the consideration transferred is lower that the fair value of net assets acquired, a gain on bargain purchase is recognized in the statements of profit or loss.
Intangible assets recognized within the scope of a business combination are accounted for in accordance with the accounting policy described in Note 15.
Critical accounting estimates and judgments
Accounting for business combination requires the Group to exercise judgment in determining the fair value of the assets and liabilities of the businesses being acquired. Accordingly, the Group makes certain assumptions about future conditions that are uncertain, including future commodity prices, interest rates, inflation and weather conditions.
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
(a)Acquisitions in the year ended June 30, 2024
The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Fair value as of the acquisition date
	Referência Agroinsumos (e)	CORAM (f)	Total

Assets
Cash equivalents	8,135	15,352	23,487
Trade receivables	31,464	61,791	93,255
Inventories	43,680	47,481	91,161
Other assets	11,473	12,779	24,252
Property, plant and equipment	1,556	1,804	3,360
Intangible assets	30,494	15,003	45,497

	126,802	154,210	281,012

Liabilities
Trade payables	56,137	79,298	135,435
Borrowings	32,429	29,364	61,793
Advances from customers	40,757	1,263	42,020
Other liabilities	4,168	10,259	14,427

	133,491	120,184	253,675

Total identifiable net assets at fair value	(6,689)	34,026	27,337
Non-controlling interests	2,007	—	2,007
Goodwill arising on acquisition	106,794	15,847	122,641
Consideration transferred	102,112	49,873	151,985

Cash paid	67,112	20,000	87,112
Payable in installments	35,000	29,873	64,873
(b)Acquisitions in the year ended June 30, 2023
The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Fair value as of the acquisition date
	Floema (g)	Casa Trevo (h)	Provecampo (i)	Sollo Sul and Dissul (j)	Cromo (k)	Total

Assets
Cash equivalents	24,167	12,306	10,479	16,307	8,735	71,994
Trade receivables	19,892	32,106	7,499	132,467	11,907	203,871
Inventories	52,133	61,734	11,320	84,226	5,311	214,724
Other assets	11,739	4,750	23	46,663	664	63,839
Property, plant and equipment	1,152	867	983	2,372	3,151	8,525
Intangible assets	14,879	1,676	12,117	2,083	2,722	33,477

	123,962	113,439	42,421	284,118	32,490	596,430

Liabilities
Trade payables	88,902	48,070	10,980	80,811	1,200	229,963
Borrowings	—	—	—	25,756	—	25,756
Provision for contingencies	—	10,245	—	—	—	10,245
Other liabilities	1,543	13,659	6,910	87,921	4,056	114,089

	90,445	71,974	17,890	194,488	5,256	380,053

Total identifiable net assets at fair value	33,517	41,465	24,531	89,630	27,233	216,376
Non-controlling interests (1)		(6,220)	—	—	(8,169)	(14,389)
Goodwill arising on acquisition	25,796	9,625	2,010	57,719	5,331	100,481
Consideration transferred	59,313	44,870	26,541	147,349	24,395	302,468

Cash paid	25,294	23,619	17,682	52,832	8,120	127,547
Shares issued (1)	12,296	—	—	—	—	12,296
Payable in installments	21,723	21,251	8,859	94,517	16,275	162,625
(1)The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statements of changes in equity.
(c)Acquisitions in the year ended June 30, 2022
The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Fair value as of the acquisition date
	Produtiva (l)	Cenagro (m)	Cenagral (n)	Union Agro (o)	Agrozap (p)	Nova Geração (q)	Total

Assets
Cash and cash equivalents	53,699	2,142	1,064	66,256	9,028	1,617	133,806
Trade receivables	27,610	11,792	7,492	117,882	98,201	47,978	310,955
Inventories	46,261	22,670	5,833	42,435	85,683	9,631	212,513
Other assets	8,472	12,225	1,023	4,524	22,204	2,893	51,341
Property, plant and equipment	1,223	1,266	363	26,659	2,642	585	32,738
Intangible assets	26,074	2,602	7,437	8,293	6,015	4,265	54,686
	163,339	52,697	23,212	266,049	223,773	66,969	796,039

Liabilities
Trade payables	77,063	17,008	2,097	24,750	136,086	37,532	294,536
Borrowings	—	3,045	—	25,157	50,701	6,194	85,097
Provision for contingencies	—	—	—	11,362	—		11,362
Other liabilities	8,898	18,410	5,750	9,923	25,029	743	68,753
	85,961	38,463	7,847	71,192	211,816	44,469	459,748

Total identifiable net assets at fair value	77,378	14,234	15,365	194,857	11,957	22,500	336,291
Non-controlling interests (1)	—	(2,847)	(3,073)	(52,611)	(4,215)	—	(62,746)
Goodwill arising on acquisition	9,491	11,468	9,003	—	33,218	8,168	71,348
Gain on bargain purchase	—	—	—	(18,295)	—		(18,295)
Consideration transferred	86,869	22,855	21,295	123,951	40,960	30,668	326,598

Cash paid	36,385	16,724	15,376	103,800	18,813	15,574	206,672
Shares issued (1)	22,500	—	—	—	—	7,807	30,307
Payable in installments	27,984	6,131	5,919	20,151	22,147	7,287	89,619
(1)The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statements of changes in net investment.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(d)Fair value of assets acquired
The Group estimated the fair value of significant assets acquired using the following valuation methods:

Item	2024	2023	2022	Nature	Valuation method
Customer relationship	45,462	33,477	45,922	A loyal relationship between the acquirees and its customers, which translates into recurring purchases of products and services	Multi Period Excess Earnings Method (MPEEM)
Inventories	91,161	214,724	212,513	Inventories	Selling price less all expenses related to the distribution of that good
Brand	—	—	8,764	Private label products (Produtiva, Union and Cenagral)	Relief from Royalty method
Total	136,623	252,883	267,199
There were no differences between accounting basis and tax basis on fair value adjustments, and therefore no deferred income taxes were recorded, except for Provecampo, Cenagro and Cenagral, where the Group recorded a corresponding deferred income tax liability of R$5,298 since the Group does not have a viable tax plan that will permit that the accounting basis and tax basis be the same after the acquisition.
(e)Acquisition of Referência Agroinsumos
On February 28, 2023, the Group signed an agreement for the acquisition of Referência Agroinsumos Ltda, (“Referência Agroinsumos”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on July 31, 2023. The purchase price for this transaction was R$67.1 million, of which R$35.0 million is expected to be paid one year after the closing date. The Group currently indirectly owns 65.52% Referência Agroinsumos through Distribuidora Pitangueiras de Produtos Agropecuários S.A. which directly owns a 70% interest at Referência Agroinsumos.
Goodwill is attributable to strong market position and geographic regions and will result in a more diversified portfolio, as well as expected future profitability and operational synergies, such as distribution and efficiency of the administrative structure and revenue growth.
(f)Acquisition of CORAM

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

On July 24, 2023, the Group signed an agreement for the acquisition of CORAM - Comércio e Representações Agrícolas Ltda., (“CORAM”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on November 30, 2023. The purchase price for this transaction was R$49.9 million, of which R$29.9 million is expected to be paid one year after the closing date. The Group currently indirectly owns 72.17% CORAM through Qualiciclo Agrícola S.A. which directly owns a 100% interest at CORAM.
(g)Acquisition of Floema
On March 22, 2022, the Group signed an agreement for the acquisition of Floema Soluções Nutricionais de Cultivos Ltda. (“Floema”), establishing the terms and other conditions for its acquisition.
The fair value of the shares issued to this acquisition was based on an equity transaction with third parties close to the acquisition date.
The acquisition was completed on August 4, 2022.
(h)Acquisition of Casa Trevo Participações S.A.
On May 5, 2022, the Group signed an agreement for the acquisition of Casa Trevo Participações S.A. (“Casa Trevo”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on August 31, 2022.
The consideration for the acquisition was subject to post-closing price adjustment is included in note 15.
(i)Acquisition of Provecampo
On June 16, 2022, the Group signed an agreement for the acquisition of Provecampo S.A.S. (“Provecampo”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.
The acquisition was completed on July 29, 2022.
(j)Acquisition of Sollo Sul e Dissul
On July 22, 2022, the Group signed an agreement for the acquisition of Sollo Sul Insumos Agrícolas Ltda (“Sollo Sul”) and Dissul Insumos Agrícolas Ltda. ("Dissul"), establishing the terms and other conditions for its acquisition.
The acquisition was completed on November 30, 2022.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The consideration for the acquisition was subject to post-closing price adjustment is included in note 15.
(k)Acquisition of Cromo
On January 13, 2023, the Group signed an agreement for the acquisition of Cromo Indústria Química Ltda. (“Cromo”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on May 31, 2023.
(l)Acquisition of Produtiva
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
The acquisition was completed on September 2, 2021.
(m)Acquisition of Cenagro
On July 28, 2021, the Group signed an agreement to acquire Grupo Cenagro SAS (“Cenagro”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.
The acquisition was completed on August 31, 2021.
(n)Acquisition of Cenagral
On July 28, 2021, the Group signed an agreement to acquire Cenagral SAS (“Cenagral”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.
The acquisition was completed on August 31, 2021.
(o)Acquisition of Union Agro
On July 26, 2021, the Group signed an agreement to acquire Union Agro S.A. (“Union Agro”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on October 28, 2021.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

A gain on bargain purchase in the amount of R$18,295 was recognized on the acquisition date. This gain is recorded under other operating income, net, as discussed in Note 32.
(p)Acquisition of Agrozap
On August 5, 2021, the Group signed an agreement for the acquisition of Facirolli Comércio e Representações Ltda. (“AgroZap”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on January 7, 2022.
(q)Acquisition of Nova Geração
On December 24, 2021, the Group signed an agreement for the acquisition of Nova Geração Comércio de Produtos Agrícolas Ltda. (“Nova Geração”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on April 6, 2022.
(r)Pro forma information (unaudited)
The following tables discloses the Group’s revenues and profit or loss for the year assuming all acquisitions completed during the year were completed at the beginning of such year:

	2024	2023	2022

Revenues	9,788,580	9,697,932	8,163,196
Profit (loss) for the year	(802,196)	(187,082)	151,235

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(s)Revenues and results from new subsidiaries
The revenues and profit or loss of the acquisitions from the acquisition date through the end of the fiscal year in which the acquisition was completed and included in the consolidated statements of profit or loss are as follows:
Acquisitions in the year ended June 30, 2024:

	Revenues	Profit (loss)	Period from
Referência Agroinsumos	263,788	24,183	July, 2023
CORAM	63,549	(7,463)	November, 2023

Total	327,337	16,720
Acquisitions in the year ended June 30, 2023:

	Revenues	Profit (loss)	Period from
Provecampo	37,291	1,656	August, 2022
Floema	205,451	12,628	August, 2022
Casa Trevo	136,003	20,787	September, 2022
Sollo Sul	182,385	(10,064)	December, 2022
Cromo	210	(719)	May, 2023

Total	561,340	24,288
Acquisitions in the year ended June 30, 2022:

	Revenues	Profit (loss)	Period from
Produtiva	175,335	14,152	September, 2021
Cenagro	156,722	6,372	September, 2021
Cenagral	26,267	(1,013)	September, 2021
Union Agro	156,000	23,428	November, 2021
Agrozap	132,911	1,632	January, 2022
Nova Geração	7,179	(3,828)	January, 2022

Total	654,414	40,743

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(t)Signed agreement for future acquisitions
The Group signed an agreement on August 25, 2022, for the acquisition of an 82% interest in NS Agro S.A. (“NS Agro”), establishing the terms and other conditions for its acquisition. The precedent conditions for this transaction were not completed by August 31, 2023 and the parties subsequently canceled the agreement. As a result, the consideration which was transferred in advance for this acquisition amounting to R$14,924 was not recovered and was therefore transferred to other operating income during the year ended on June 30, 2024.
23.    Accounting considerations related to the SPAC Transaction
On February 28, 2023, Lavoro and TPB Acquisition Corp, consummated a capital reorganization transaction as described in note 1.b. Warrants and forward purchase agreements were assumed in the SPAC Transaction.
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
Warrants
TPB Acquisition Corp. issued 10,083,606 public and private warrants to certain of its shareholders and its maturity is February 28, 2028. Such public and private warrants were assumed by Lavoro as a result of the SPAC Transaction. The outstanding warrants as of June 30, 2024, is 10,083,592 and aggregate fair value of the private and public warrants is 22,421, and the warrants are reported in the

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

consolidated statements of financial position as warrant liabilities under current liabilities. For the year, the Group recognized a gain of R$14,024 related to changes to the fair value of public warrants and private warrants. The fair value of the warrants was calculated based on the listed market price of such warrants.
Vesting founder shares and unvested founder shares
As part of the SPAC Transaction certain TPB Acquisition Corp.’s shareholders were issued a number of Lavoro ordinary shares in exchange of TPB Acquisition Corp.’s Class B Ordinary Share that they held prior to the completion of the SPAC Transaction, of which (i) Two-thirds (3,060,662) of such Lavoro ordinary share were deemed to be vesting founder share, and (ii) one-third (1,503,025) of such Lavoro ordinary share were issued to those shareholders.
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
The vesting founder shares are considered equity classified contingent considerations under IFRS 2 and are reported as additional paid-in capital under equity at June 30, 2023.
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
Lavoro’s Ordinary Shares subject to the Forward Share Purchase Agreement are considered financial liabilities and are recorded in the consolidated statements of financial position as Liability for FPA Shares in current liabilities at the amounts deposited in the escrow account. The designated balance of funds in the escrow account is reported in the consolidated statements of financial position as restricted cash. The amount of Liability for FPA Shares and the restricted cash was R$168,862 as of June 30, 2024.
24.    Income taxes
Accounting policy
(a)Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the statements of profit or loss.
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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
•With respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:
•When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss
•In respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.
Unrecognized deferred income tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred income tax asset to be recovered. In assessing the recoverability of deferred income tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports.
The benefits of uncertain tax positions are recorded only after determining, based on the position of its internal and external legal advisors, a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Deferred income tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.
Critical accounting estimates and judgments
Significant judgements, estimates and assumptions are required to determine the amount of deferred income tax assets that are recognized based on the likely timing and the level of future taxable profits, together with future tax planning strategies.
The Group applies significant judgement in the assessment of the realization of deferred income tax assets through the assessment of the Group's ability to generate sufficient future taxable profits and the implementation of the tax planning strategies to support the realization of the existing deferred income tax assets.
(a)Reconciliation of income taxes expense

	2024	2023	2022

Profit (loss) before income taxes	(810,623)	(390,937)	140,424
Statutory rate (i)	34%	34%	34%

Income taxes at statutory rate	275,612	132,919	(47,744)

Unrecognized deferred income tax asset	(305,270)	(193,898)	(7,055)
Difference from income taxes calculation based on taxable profit computed as a percentage of gross revenue	(50)	10,822	7,080
Deferred income taxes over goodwill tax recoverable	(1,514)	(3,897)	—
Tax benefit (ii)	71,130	244,718	15,066
Other	(14,290)	(18,407)	(9)

Income tax expense	25,618	172,256	(32,662)
Income tax and social contribution effective rate	(3.16)%	44%	23%

Current income taxes	14,720	37,499	(111,409)
Deferred income taxes	10,898	134,757	78,747
(i)The effective tax rate reconciliation considers the statutory income taxes rates in Brazil, due to the significance of the Brazilian operation when compared to Colombia. The difference to reconcile the effective rate to the Colombian statutory rate (35%) is included in others.
(ii)This amount reflects the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax (See Note 10).

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group has accumulated tax loss carryforwards in some subsidiaries in the amount as of June 30, 2024 of R$547,354 (R$187,310 for June 30, 2023) for which a deferred income tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred income tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of probable recoverability in the near future.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)Deferred income taxes balances
Deferred income taxes by nature

	2024	2023

Deferred income tax assets
Amortization of fair value adjustment	36,328	66,065
Tax losses	215,336	125,338
Allowance for expected credit losses	38,323	49,026
Adjustment to present value	32,717	61,558
Allowance for inventory losses	4,559	3,841
Financial effect on derivatives	3,849	14,265
Fair value of commodity forward contracts	13,923	67,521
Unrealized exchange gains or losses	5,202	2,917
Unrealized profit in Inventories	22,156	11,121
Amortized right-of-use assets	20,320	24,144
Provision for management bonuses	17,478	22,182
Other provisions	9,434	19,884
	419,625	467,862

Deferred income tax liabilities
Adjustment to present value	(23,571)	(47,336)
Financial effect on derivatives	(6,343)	(15,733)
Fair value of commodity forward contracts	(30,747)	(36,179)
Unrealized exchange gains or losses	(2,742)	(10,535)
Amortized right-of-use assets	(12,257)	(17,871)
Deferred income tax on goodwill	(1,892)	(8,394)
Amortization of fair value adjustment	(1,083)	(10,146)
Other provisions	(12,505)	(4,937)
	(91,140)	(151,131)

Deferred income tax , net	328,485	316,731

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Deferred income taxes balances net by entity

	2024	2023

Deferred income tax assets	340,909	329,082
Deferred income tax liabilities	(12,424)	(12,351)

Deferred income tax, net	328,485	316,731

Deferred income tax and social contribution

At June 30, 2022	193,495

Recognized in the statements of profit or loss	128,362
Deferred income tax from acquired companies	(5,126)

At June 30, 2023	316,731

Recognized in the statements of profit or loss	11,754

At June 30, 2024	328,485
The aging analysis of net deferred income tax is as follow:

	2024	2023
Up to 1 year	113,149	185,123
Over 1 year	215,336	131,608

Total	328,485	316,731
25.    Provisions for contingencies
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are reviewed and adjusted to reflect management’s best estimate at the reporting dates.
Probable losses

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The balance of probable losses from civil, tax, labor and environmental contingencies recognized by the Group is as follow:

	2024	2023

Civil	481	—
Tax	4,230	9
Labor	9,161	8,801
Environmental	130	35

Total	14,002	8,845
Possible losses
The Group is a party to various proceedings involving tax, environmental, labor and other matters that were assessed by management, under advice of legal counsel, as possibly leading to losses. Contingencies with losses considered more likely than not amounted to R$160,699 and R$77,724 as of June 30, 2024 and June 30, 2023, respectively.
26.    Advances from customers
Advances from customers arise from the “Cash sale” modality, in which rural producers advance payments to the Group at the beginning of a harvest, before the billing of agricultural inputs. These advances are settled in the short term.
(a)Movement in the year

	2024	2023	2022

Opening balance	488,578	320,560	509,403

Revenue recognized that was included in the contract liability balance at the beginning of the year	(670,862)	(320,560)	(509,403)
Increase in advances	376,563	427,463	301,963
Advances from acquired companies	40,758	61,115	18,597

Ending balance	235,037	488,578	320,560

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

27.    Related parties
Related parties of the Group that have receivable, payable or other balances are either (i) Non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Group, or (iii) Key management personnel.
(a)Breakdown of assets and liabilities:

	2024	2023

Assets
Trade receivables (i)	7,713	24,487
Advances to suppliers (i)	28	—

Total assets	7,741	24,487

Liabilities
Trade payables (i)	2,793	1,675
Advances from customers (i)	1,046	—
Payables for the acquisition of subsidiaries (ii)	73,703	100,287

Total liabilities	77,542	101,962
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related parties customers.
(ii)Payments in installments to the non-controlling shareholders related to certain business combinations as described in Note 21.
(b)Statements of profit or loss

	2024	2023	2022

Revenue from sales of products (i)	23,152	33,032	13,046
Monitoring expenses (ii)	(17,500)	(18,681)	(2,504)
Interest on payables for the acquisition of subsidiaries	(4,356)	(4,841)	—
Other expenses	(2,924)	(2,374)	(1,417)

Total	(1,628)	7,136	9,125
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related party customers.
(ii)Expenses paid to the Parent in relation to management support services rendered by the investee Gestão e Transformação S.A. in connection with acquisition transactions.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(c)Key management personnel compensation

	2024	2023	2022

Wages	17,497	14,268	11,164
Direct and indirect benefits	1,237	690	427
Variable compensation (bonuses)	16,737	25,478	3,992
Short-term benefits	35,471	40,436	15,583

Share-based payment benefits	15,647	14,533	—

Total	51,118	54,969	15,583
Key management personnel compensation includes payments to Group board of directors and the executive officers.
28.    Equity
The fully subscribed and paid-in share capital as of June 30, 2024 is R$591, represented by 116,608,329 ordinary shares.
Our authorized share capital is US$1,500,000 consisting of 1,400,000,000 Ordinary Shares and 100,000,000 preferred shares.
Ordinary Shares
Lavoro ordinary shares have a par value of US$0.001 and are entitled to one vote per share, , excepted the 3,006,049 Founder Shares, that were detailed in Note 23.
Other capital reserves
Other capital reserves is comprised of a reserve set-up by the Group share-based payment (an equity-settled share-based compensation plan).
Share based payment
Accounting policy for share based payment
Equity-settled transactions
The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. That cost is recognized in personnel expenses (Note 30), together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.
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
Share Options
On August 17, 2022, the Group approved the Lavoro Agro Holding S.A. Long-Term Incentive Policy (the “Lavoro Share Plan”). Under the Lavoro Share Plan, individuals selected by the Lavoro board of directors (“Selected Employees”) are eligible to receive incentive compensation consisting of cash, assets or share options issued by Lavoro Agro Limited, in an amount linked to the appreciation in the Lavoro Agro Limited share price at the time of the liquidity event, upon the satisfaction of certain conditions, as described below.
Lavoro has granted share options as incentive compensation to Selected Employees. Share options granted under the Lavoro Share Plan will vest in the event the following market conditions are met (the “Market Conditions”):
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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The expense recognized for employee services received during the year and the number of options granted is shown in the following tables:

Other capital reserves

At June 30, 2022	—

Share-based payments expense during the year	14,533

At June 30, 2023	14,533

Share-based payments expense during the year	25

At June 30, 2024	14,558

Options Outstanding

At June 30, 2022	—

Granted options	49,518,732
Forfeited options	(3,800,000)

At June 30, 2023	45,718,732

Forfeited options	(4,400,022)

At June 30, 2024	41,318,710
The weighted average fair value of the options granted was R$0.44 per option. The significant data included in the model were: weighted average share price of R$2.88 on the grant date, exercise price presented above, volatility of 33.88%, no dividend yield, an expected option life of 3.37 years and a risk-free annual interest rate of 12.45%.
Lavoro Limited Restricted Stock Unit Plan (“RSU Plan”)
On May 26, 2023 the Board of Directors approved a long-term incentive plan (the “Restricted Stock Unit Plan” or the “RSU Plan”) in which beneficiaries will be granted equity awards pursuant to the terms and conditions of the RSU Plan and

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

any applicable award agreement. Each RSU, once all the conditions under the plan are met, shall entitle the participant to receive one share issued by Lavoro Limited at no cost.
The total number of shares that may be delivered to the participants within the scope of the plan shall not exceed five percent of shares representing the Group’s total share capital.
On August 16, 2023 and September 28, 2023, (the grant date) the board of directors of Lavoro (the “Board”) approved the RSU Plan, which provides for the grant of restricted stock units to participants identified by the Board.
The RSUs will vest according to the following schedule, except if otherwise established by the Board of Directors:
(i)one-third of the options vest on the third anniversary of the vesting date;
(ii)one-third of the options vest on the fourth anniversary of the vesting date; and
(iii)one-third of the options vest on the fifth anniversary of the vesting date.
In the event of termination/dismissal of the participant, all unvested RSUs shall be automatically extinguished with not compensation rights. participant, all RSUs whose vesting period has not elapsed on the date of such termination/dismissal shall be automatically extinguished without being entitled any right to compensation.
The fair value of shares granted was measured at the market price of Lavoro’s share at the grant date.
As of June 30, 2024, the number of RSU granted is shown in the following tables:

RSUs Outstanding

At June 30, 2023	—

Granted options	1,597.076
Forfeited options	(142.74)

At June 30, 2024	1,454.336
The weighted average fair value of the shares granted was R$27.14 per share.
The expense for employee services received during the year was R$15,622.
Earnings per share

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Earnings (loss) per share is calculated by dividing the profit (loss) for the year attributable to equity holders of the parent by the weighted average number of common shares available during the fiscal year. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.
The number of ordinary shares issued by Lavoro, as a result of the corporate reorganization is reflected retroactively, for purposes of calculating earnings prior to the reorganization.
The table below show data used in calculating basic and diluted earnings (loss) per share attributable to the equity holders of the parent:

	2024	2023	2022

Weighted average ordinary shares of Lavoro	113,602	113,602	113,602
Effects of dilution from:
Share-based payment (i)	2,066	1,605	—
Restricted stock unit plan (ii)	1,410	—	—
Number of ordinary shares adjusted for the effect of dilution	117,078	115,207	113,602

(Loss) profit for the year attributable to net investment of the parent/equity holders of the parent	(762,452)	(260,710)	78,170

Basic (loss) profit per share	(6.71)	(2.29)	0.69
Diluted (loss) profit per share	(6.71)	(2.29)	0.69
(i)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro Share Plan, as explained above.
(ii)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro RSU Plan, as explained above.
The Group reported a loss for the year ended June 30, 2024 and 2023, accordingly the ordinary shares related to the share-based payment and RSU Plan have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted earnings (loss) per share.
All public and private warrants are out of the money as of June 30, 2024 and 2023; therefore, the approximately 6,012,085 and 4,071,507 public and private warrants, respectively, were not included in the calculation of the diluted (loss) profit per share. Similarly, the 3,060,662 Founder Shares, that were detailed in Note 23 were not considered in the calculation of the diluted (loss) profit per share due to the Group’s market share price.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

29.    Revenue from contracts with customers
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
The average monthly interest rate applied was 0.90% for June 2024, 0.96% for June 2023 and 1% for June 2022. Below is revenue from contracts with customers disaggregated by product line and geographic location:

	2024	2023	2022

Inputs Retails sales
Brazil	6,510,383	6,950,340	5,555,066
Colombia	1,114,104	1,145,520	1,066,548

Private Label products
Crop Care	678,021	557,167	331,527

Grains (i)
Brazil	1,013,312	633,565	693,525
Colombia	41,045	33,360	21,780

Services
Colombia	35,399	27,461	78,088

Total Revenues	9,392,264	9,347,413	7,746,534

Summarized by region
Brazil	8,201,716	8,141,072	6,580,118
Colombia	1,190,548	1,206,341	1,166,416
(i)As explained in Note 11 (iii), the Group receives grains from certain customers in exchange to the product sold. The fair value of such non-cash consideration received from the customer is included in the transaction price and measured when the Group obtains control of the grains. The Group estimates the fair value of the non-cash consideration by reference to its market price.
30.    Costs and expenses by nature
Accounting policy
(a)Cost of goods sold
The cost of goods sold comprises the cost of purchases, net of rebates, discounts and commercial agreements received from suppliers, variations in inventories and logistics costs (inbound and outbound). The cost of goods sold includes the cost of the logistics operations managed or outsourced by the Group, including storage,

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

handling and freight costs incurred until goods are ready to be sold. For cost of grains see note 11.
Trade payables include a significant financing component. As such, trade payables are discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the trade payable amount to the purchase paid in cash) and inventory is recorded at such amount. A significant financing component is recognized as financial expense under the amortized cost method. The average monthly interest rate applied was 1.55% per month for June 2024, 1.58% per month for June 2023 and 1.18% for June 2022.
(b)Sales, general and administrative expenses
Sales, general and administrative expenses refer to indirect expenses and the cost of the corporate departments, information technology, treasury function, sales force personnel and marketing and advertising expenses.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The breakdown of costs and expenses by nature is as follows:

	2024	2023	2022

Cost of input inventory (i)	6,871,623	6,848,792	5,640,849
Cost of grains	1,045,788	670,613	727,595
Personnel expenses(ii)	597,759	657,965	485,643
Maintenance of the units	45,720	34,396	30,567
Consulting, legal and other services	116,040	118,610	118,056
Freight on sales	124,879	57,650	47,979
Commissions	79,278	52,040	33,874
Storage	18,494	7,613	5,363
Travel	33,149	33,543	23,605
Depreciation	20,481	16,408	9,697
Amortization of intangibles	69,764	67,928	57,607
Amortization of right-of-use assets	88,734	56,236	51,203
Taxes and fees	25,253	32,266	29,849
Short term rentals	12,146	22,365	11,733
Business events	7,051	9,333	4,893
Marketing and advertising	15,675	14,631	18,181
Insurance	6,890	7,679	3,395
Utilities	13,836	22,302	12,696
Allowance for expected credit losses	85,824	36,769	27,393
Losses and damage of inventories	45,969	19,127	23,339
Fuels and lubricants	31,556	29,527	23,705
Other administrative expenditures	63,497	28,941	56,203

Total	9,419,406	8,844,734	7,443,425

Classified as:
Cost of goods sold	8,054,807	7,616,606	6,421,037
Sales, general and administrative expenses	1,364,599	1,228,128	1,022,388
(i)Includes fair value on inventory sold from acquired companies, in the amounts of R$979,R$26,914 and R$27,005 respectively for the years ended June 30, 2024, 2023 and 2022.
(ii)The amounts recognized for employee terminations without replacement were R$3,793 for the fiscal year ended June 30, 2024.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

31.    Finance income (costs)

	2024	2023	2022

Finance income
Interest from cash equivalents	22,388	8,241	8,703
Interest arising from revenue contracts	360,776	250,337	407,449
Interest from tax benefit (see note 24)	18,902	27,153	—
Other	—	2,196	1,581

Total	402,066	287,927	417,733

Finance costs
Interest on borrowings	(226,755)	(288,810)	(74,081)
Interest on Agribusiness Receivables Certificates	(28,535)	—	—
Interest on payables for the acquisitions of subsidiary	(15,361)	(5,916)	(10,267)
Interest on FIAGRO	(76,698)	(30,747)	—
Interest on leases	(20,268)	(16,977)	(13,217)
Interest on trade payables	(675,706)	(502,434)	(496,511)
Other	(79,843)	(30,076)	(24,021)

Total	(1,123,166)	(874,960)	(618,097)

Other Financial Income (Cost)
Loss (gain) on fair value of commodity forward contracts	(111,081)	(98,674)	9,200
Gain (loss) on changes in fair value of derivative instruments	35,470	79,375	(26,323)
Foreign exchange differences on cash equivalents	10,034	(28,605)	—
Foreign exchange differences on trade receivables and trade payables, net	(32,642)	5,867	(1,957)
Foreign exchange differences on borrowings	(17,239)	7,507	—
Gain on changes in fair value of warrants	14,024	3,756	—

Total	(101,434)	(30,774)	(19,080)

Finance income (costs)	(822,534)	(617,807)	(219,444)

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

32.    Other operating (income) expenses, net

	2024	2023	2022

Listing expenses (i)	—	(319,554)	—
Gain on bargain purchase (ii)	—	—	18,295
Sales of fixed assets	19,121	2,071	8,592
Other operating income	18,449	41,673	29,872

Total	37,570	(275,810)	56,759
(i)This represents stock exchange listing service as a result of the SPAC Transaction. Refer to Note 23 for further discussion.
(ii)Acquisition of Union. See note 22.
33.    Non-cash transactions
The Group engages in non-cash transactions which are not reflected in the statements of cash flows.
The Group had non-cash transactions related to the acquisition of subsidiaries through the issuance of shares and accounts payable as described in Note 22.
The Group had non-cash transactions related to the acquisition of non-controlling interest through the exchange of shares as described in Note 28.
The Group had non-cash transaction related to the SPAC Transaction as described in Note 23.
The Group reported non-cash additions to right-of-use assets and lease liabilities of R$102,668 in the year ended June 30, 2024 (R$89,895 in the year ended June 30, 2023 and R$124,740 in the year ended June 30, 2022).
34.    Subsequent events
•New financing transactions
Subsequent to June 30, 2024, through the date of this annual report, certain of our Brazilian and Colombian subsidiaries entered into a number of financing agreements totaling an aggregate principal amount of R$283 million with interest rates ranging from CDI Rate plus 2.35% to 23.14% and maturities ranging from December 2024 to October 2027 and COP$131.115 million with interest rates ranging from IBR Rate plus 1.0% to 2.53% and maturities ranging from July 2025 to July 2029. These new financing transactions are in line with our business plan and reflect the seasonality of our business as the last quarter usually demands additional working capital.
•Agribusiness Credit Rights Investment Fund (FIDC-Fiagro)
On August 02, 2024, we entered into an agreement to transfer receivables in the aggregate amount of R$310 million to Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais (FIDIC - Fiagro) an investment fund legal structure established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The proceeds from this issuance will be used to support Lavoro's ongoing working capital needs and other general corporate purposes. This represents Lavoro's second FIDC-Fiagro facility, following the inaugural R$160 million Fiagro established in 2022.The Fiagro fund was structured with 80% senior quotas bearing interest at a benchmark rate of return ranging from the CDI rate + 3.5% per year. The remaining percentage is paid on the subordinated quotas, which generate a benchmark return rate of CDI + 100% per year. The senior quotas are amortized semiannually over a three-year period, while the subordinated quotas are amortized at the maturity of the agreement.
•Share Exchange
The non-controlling shareholders of our subsidiaries Agrozap and Produtiva have negotiated with Lavoro to exchange their shares in these companies for shares of Lavoro Limited. Upon the completion of this transaction, these shareholders will no longer hold non-controlling positions in these subsidiaries. This exchange reflects Lavoro's commitment to enhancing its ownership structure and integrating operations across its portfolio.
•Pátria Loan Approval
The directors of Lavoro Limited has approved a loan of up to USD35 million from Pátria Funds to the Company. The proceeds from the initial tranche of this loan, amounting to USD16 million, was received by the Group on October 30, 2024. This financing to reinforce working capital, preserving and strengthening the capital structure and cash position.