Form 20-F
period 2025-06-30
Lavoro Ltd
filed 2025-12-30
CIK 1945711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2025, the issuer had 114,585,757 Class A ordinary shares and 10,083,592 warrants to purchase Class A ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐    No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) .  Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐    No ☒

i

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

“Business Combination” means the Mergers and the other transactions contemplated by the Business Combination Agreement, collectively, including the TPB PIPE Investment.

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

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Conab” refers to the Brazilian National Food Supply Company (Companhia Nacional de Abastecimento).

“Continental” refers to Continental Stock Transfer & Trust Company, the Company’s transfer agent.

“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

“CPI” means the Colombia Consumer Price Index (Índice de Precios al Consumidor).

“CRA” refers to an Agribusiness Receivables Certificate (Certificados de Recebíveis do Agronegócio), a type of fixed-income security specific to Brazil’s agribusiness sector.

“Crop Care Companies” means Union Agro S.A., Agrobiológica Sustentabilidade S.A., Agrobiológica Soluções Naturais Ltda. and Cromo Indústria Química Ltda.

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

“IFRS” means International Financial Reporting Standards accounting standards, as issued by the International Accounting Standards Board, or IASB.

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

“Lavoro Agro Limited Shares” means the ordinary shares, par value US$1.00 per share, of Lavoro Agro Limited.

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

“Patria” means Patria Investments Limited, an exempted company incorporated under the laws of Cayman Islands with limited liability, and its affiliates (including Patria Finance).

“Patria Finance” means Patria Finance Limited, an exempted company incorporated under the laws of Cayman Islands with limited liability. “PCAOB” means the Public Company Accounting Oversight Board.

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

“TPB SPAC” means TPB Acquisition Corporation I, an exempted company incorporated under the laws of Cayman Islands with limited liability.

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

The corporate reorganizations undertaken in connection with the Business Combination were accounted for using the predecessor method of accounting, and, as a result, our consolidated financial statements are presented “as if” the historical combined consolidated operations of Lavoro Brazil, Crop Care and Lavoro Colombia were the predecessor operations of the Registrant. Under the predecessor method, the historical operations of the Lavoro Group prior to our corporate reorganizations are deemed to be those of the Registrant. Thus, our consolidated financial statements reflect:

•         the historical operating results and financial position of Lavoro Brazil, Crop Care and Lavoro Colombia on a combined basis prior to our corporate reorganizations

•         the assets and liabilities of Lavoro Brazil, Crop Care and Lavoro Colombia at their historical cost; and

•         the Registrant’s earnings per share for all years presented. The number of Ordinary Shares issued by the Registrant, as a result of our corporate reorganizations, is reflected retroactively, for purposes of calculating earnings per share in all prior years presented.

Our Financial Statements

We maintain our books and records in Brazilian reais, the presentation currency of our financial statements and also the functional currency of the Registrant. The functional currency for the majority of our subsidiaries is also the Brazilian real, except that companies located in Colombia have the Colombian peso (“COP”) as their reporting currency. The financial statements of our Colombian subsidiaries are translated into Brazilian reais as follows:

i. assets and liabilities for each statement of financial position presented are translated at the closing exchange rate at the date of that statement of financial position;

ii. income and expenses for each statement of profit or loss are translated at the respective average monthly exchange rate; and

iii. exchange rate differences arising from this translation are recognized in other comprehensive income.

Our financial statements presented in this annual report are the consolidated financial statements of the Registrant. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards accounting standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. IFRS differs from the United States generally accepted accounting principles, or U.S. GAAP, in certain material respects and thus may not be comparable to financial information presented by U.S. companies.

Our audited consolidated financial statements as of June 30, 2025 and 2024 and for the years in the period ended June 30, 2025, 2024 and 2023, together with the notes thereto, included elsewhere in this annual report, are referred to herein as our audited consolidated financial statements or simply as our financial statements. Our financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on June 30. References in this annual report to a fiscal year, such as “fiscal year 2025,” or “FY25” relate to our fiscal year, the year ended June 30, 2025.

Reportable Segments

We have three reportable segments: Brazil Ag Retail, which comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers and specialty products, in Brazil; Latam Ag Retail, which includes companies dedicated to the distribution of agricultural inputs outside Brazil (primarily in Colombia); and Crop Care, which includes companies that manufacture and distribute our own portfolio of private label specialty products (i.e., biologicals, adjuvants, specialty fertilizers, and other specialty products), and import and distribute off-patent crop protection products. The table below sets forth the entities that comprised each of our three reportable segments as of June 30, 2025:

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
Referência Agroinsumos Ltda.
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais (FIAGRO) - Direitos Creditórios CORAM - Comércio e Representações Agrícolas Ltda.
Latam Ag Retail
Agrointegral Andina S.A.S.
Agroquímicos para la Agricultura Colombiana S.A.S.
Agricultura y Servicios S.A.S.
Cenagral S.A.S. Grupo Cenagro S.A.S.
Servigral Praderas S.A.S.
Lavoro Colombia S.A.S.
Grupo Gral S.A.S. Provecampo S.A.S.
Crop Care Colombia S.A.S.
Crop Care
Agrobiológica Sustentabilidade S.A.
Agrobiológica Soluções Naturais Ltda.
Perterra Insumos Agropecuários S.A.
Perterra Trading S.A.
Union Agro S.A.
Crop Care Holding S.A. (Brasil)
Araci Administradora de Bens S.A.
Cromo Indústria Química Ltda.

Acquisitions

The following is a description of acquisitions completed in the fiscal years ended June 30, 2025, 2024 and 2023, and thereafter. For more information, see notes 22 and 33 to our audited consolidated financial statements included elsewhere in this annual report.

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

Acquisitions Completed in the Fiscal Year Ended June 30, 2024

On February 28, 2023, we entered into an agreement to acquire a 70% equity interest in Referência Agroinsumos Ltda., or Referência Agro, an agricultural inputs distributor doing business in the south of Brazil. The purchase price for this transaction (as adjusted) is R$102.1 million, of which R$67.1 million was paid on the closing date and R$35.0 million was paid one year after the closing date. The transaction closed on July 31, 2023. Because we acquired Referência Agro through our subsidiary Distribuidora Pitangueiras de Produtos Agropecuários S.A., or Pitangueiras, we currently beneficially own 66.5% of Referência Agro.

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

Acquisitions Completed in the Fiscal Year Ended June 30, 2025

We did not complete any acquisitions in the fiscal year ended June 30, 2025.

Special Note Regarding Non-IFRS Financial Measures

This annual report presents our Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, and Net Debt/Adjusted EBITDA Ratio, and their respective reconciliations for the convenience of investors, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We present non-IFRS financial measures to aid the reader to evaluate our business, financial condition, results of operations and prospects.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as loss for the year, adjusted for finance income (costs), income taxes current and deferred, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely (i) share of profit of an associate; (ii) impairment losses; (iii) fair value on inventory sold from acquired companies; (iv) M&A expenses that in management’s judgment do not necessarily occur on a regular basis, (v) listing expenses refers to any excess of fair value of our Ordinary Shares issued over the fair value of TPB SPAC identifiable net assets acquired, which represents compensation for the service of a stock exchange listing for our shares and is expensed as incurred, (vi) share-based compensation expenses, (vii) one-off bonuses paid out to our employees recognized across multiple quarters during the fiscal years, (viii) monitoring expenses, related to expenses paid to Patria in relation to management consultancy services in connection with acquisition transactions; (ix) restructuring expenses related to store closures and other footprint rationalization initiatives carried out under Lavoro’s restructuring plan; and (x) EJ plan expenses, related to professional fees and other expenses incurred in connection with the Company’s extrajudicial restructuring process in Brazil. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by our revenue for the year.

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

Net Debt and Net Debt/Adjusted EBITDA Ratio

Net Debt is calculated as borrowings (current and non-current) plus Agribusiness Receivables Certificates (current and non-current), obligations to FIAGRO quota holders (current) and payables for the acquisition of subsidiaries (current and non-current), less cash equivalents. Net Debt/Adjusted EBITDA Ratio, also a non- IFRS financial measure, is calculated as Net Debt divided by Adjusted EBITDA. For further information on Net Debt and Net Debt/Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt/Adjusted EBITDA Ratio.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Net Debt and Net Debt/Adjusted EBITDA Ratio to our borrowings. We believe that Net Debt/Adjusted EBITDA Ratio is an important measure to monitor leverage and evaluate our financial position. With respect to Net Debt we subtract cash equivalents from the IFRS measure, since these assets can be used to reduce our outstanding borrowings.

The non-IFRS financial measures described in this annual report should not be viewed in isolation and are not a substitute for the IFRS measures of earnings. Additionally, our calculation of Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, and Net Debt/Adjusted EBITDA Ratio may be different from the calculation used by other companies, including our competitors in the agricultural industry, and therefore, our measures may not be comparable to those of other companies. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, and Net Debt/Adjusted EBITDA Ratio to our loss for the year.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.4571 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”

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

Industry and Market Data

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the SEC’s website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the IBGE, the FAO and the USDA, among others, as well as private sources, such as consulting and research companies in the Latin American agricultural industry, among others.

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

The forward-looking statements are based on the current expectations of our management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Item 3. Key Information—D. Risk Factors,” those discussed and identified in public filings made with the SEC by us and the following important factors:

•         general economic, financial, political, demographic and business conditions in Latin America and their impact on our business;

•         geopolitical risk, including the political environment in Latin America, including the impact of the ongoing conflict between Russia and Ukraine and in the Middle East;

•         the possibility that we may be adversely affected by other economic factors endemic to Latin America;

•         fluctuations in interest, inflation and exchange rates in Latin America;

•         competition in the agricultural industry;

•         our ability to implement its business strategy;

•         our ability to adapt to the rapid pace of technological changes in the agricultural industry;

•         the reliability, performance, functionality and quality of our products and services;

•         our ability to obtain certain licenses, grants, registrations and authorizations issued by government authorities for certain aspects of its operations;

•         our ability to continue attracting and retaining new appropriately-skilled employees;

•         our capitalization and level of indebtedness;

•         the interests of our controlling shareholder;

•         changes in government regulations applicable to the agricultural industry in Latin America;

•         our ability to compete and conduct its business in the future;

•         the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•         changes in consumer demand regarding agricultural products, customer experience and technological advances, and our ability to innovate to respond to such changes;

•         changes in labor, distribution and other operating costs;

•         our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•         our ability to implement business plans, growth strategy and other expectations in the future;

•         litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources;

•         public health crises; and

•         other factors that may affect our financial condition, liquidity and results of operations.

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

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

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

Risks Relating to Our Business and Industry

•         We may be adversely affected by global market and economic conditions.

•         Our operating results are highly dependent upon and fluctuate based upon business and economic conditions and governmental policies affecting the agricultural industry in which we or our customers operate. These factors are outside of our control and may significantly affect our profitability.

•         Our business is highly seasonal and affected by adverse weather conditions and other factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

•         Climate change may have an adverse effect on agribusiness in Latin America and on us.

•         We do not control the activities of our customers, and facts or circumstances that may occur as a result of their actions or omissions could harm our reputation and sales.

•         We operate in a competitive market. If we are unable to compete effectively, our financial results will suffer.

•         We may not be successful in selling or marketing the agricultural products that we offer in the markets in which we operate.

•         If we are unable to retain our existing customers or attract new customers, including through opening new stores and geographic expansion, our business, financial condition and results of operations will be adversely affected.

•         Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect and enhance our brand would harm our business, financial condition and results of operations.

•         If we fail to effectively manage our operations and cost structure during periods of flat or declining revenue, our business could be harmed.

•         Our results of operations and operating metrics may fluctuate and we may continue to generate losses, which may cause the market price of our Ordinary Shares to decline.

•         Our ability to implement and realize the expected benefits of the extrajudicial reorganization plan filed by Lavoro Brazil is subject to significant risks and uncertainties.

Risks Relating to Acquisitions and Financial Information

•         Any acquisition, partnership or joint venture we make or enter into could disrupt our business and harm our financial condition.

•         Our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.

Risks Relating to Legal and Regulatory Matters, Privacy, Litigation and Cybersecurity

•         Our business and the commercialization of our products are subject to various government regulations and agricultural, environmental, health and safety authorities and industry standards, and we or our collaborators may be unable to obtain, or may face delays in obtaining, necessary regulatory approvals.

•         Our operations are subject to various health and environmental risks associated with our production, handling, transportation, storage and commercialization.

•         Environmental, health and safety and food and agricultural input laws and regulations to which we are subject may become more stringent over time. This could increase the effects on us of these laws and regulations, and the increased effects could be materially adverse to our business, operations, liquidity and/ or results of operations.

Risks Relating to Latin America

•         We are subject to risks relating to our significant presence in Latin American countries, which have experienced, and may continue to experience, adverse economic or political conditions that may impact our business, financial condition and results of operations.

•         Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economy of Latin American countries and the price of our Ordinary Shares

•         Governments in Latin America have exercised, and continue to exercise, significant influence over their national economies. This influence, as well as political and economic conditions in the region, could harm us and the price of our Ordinary Shares.

Risks Relating to Our Ordinary Shares and Warrants

•         We incur increased costs as a result of operating as a public company.

•         We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

•         The Lavoro Original Shareholders beneficially own approximately 86.3% of the outstanding Ordinary Shares, and control certain matters requiring shareholder approval. This concentration of ownership and voting power will limit your ability to influence corporate matters.

•         As a foreign private issuer, we have different disclosure, Nasdaq corporate governance standards and other requirements than U.S. domestic registrants.

•         The Ordinary Shares registered for resale represent a substantial percentage of our outstanding Ordinary Shares and the sale of such securities could cause the market price of our Ordinary Shares to decline significantly.

•         We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

•         The exercise of our Warrants for our Ordinary Shares would increase the number of shares eligible for resale in the public market and result in dilution to our shareholders.

•         We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

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

Our operating results in particular, and agricultural production and trade flows more generally, are subject to factors outside our control that could adversely affect our operations and profitability. Therefore, the sale of our products may be adversely affected by circumstances beyond our control. The most important of these factors are:

•         weather, climatic variations and field conditions (particularly during periods of traditionally high agricultural and planting activity);

•         quantities of crop nutrients imported and exported;

•         cost increases by our suppliers and service providers for the agricultural inputs and services required in our activities, which may lead to decreased customer demand;

•         current and expected agricultural commodity inventories and prices (such as soybean and corn), which are heavily influenced by worldwide markets, with the United States, China, Brazil, Argentina and the European Union being the largest producers and consumers of these commodities; and

•         governmental policies and approvals of technologies affecting the agricultural industry, such as farm and biofuel policies, taxes, tariffs, duties, subsidies, incentives and import and export restrictions on agricultural commodities and commodity products, which may directly or indirectly influence the location or number of hectares planted, the level of inventories, the mix of crops planted or crop prices and the volume and types of imports and exports or otherwise negatively affect our operating results.

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

Transition risks relate to the risk inherent in changing strategies, policies or investments as society and industry work to reduce the reliance on carbon and impact on the climate, and depend on political, regulatory, legal, technological, and market responses. Impacts of transition risks include, among other things, portfolio changes, policy constraints on carbon emissions, imposition of carbon pricing mechanisms and carbon taxes, enhanced reporting obligations, risks associated with investments in new technologies, costs to transition to lower emissions technologies, stranded assets, diminished access to capital and financing, water restrictions, land use restrictions or incentives, changing consumer behavior, needs and preferences, and market demand and supply shifts. There are also reputational risks associated with climate change including our stakeholders’ perception of our role in the transition to a lower-carbon economy.

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

The growth of our business depends on existing customers increasing their use of our agricultural products and services, attracting new customers, and our ability to continue expanding geographically and opening new stores. If we are unable to expand our sales footprint and encourage customers to increase their purchases of our products and use of our services, our growth may slow or stop, and our business may be materially and adversely affected. The growth of our business also depends on our ability to attract new customers and introduce new agricultural products and services. We have invested and will continue to invest in improving our portfolio of products and services in order to offer better or new features, products and services, but if those features, products and services fail to attract new customers or encourage existing customers to expand their use of our products and services, our growth may slow or decline.

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

If we fail to effectively manage our operations and cost structure during periods of flat or declining revenue, our business could be harmed.

We have historically experienced revenue growth, but our recent financial performance reflects a more challenging operating environment. Our revenue decreased from R$9,392.3 million for the fiscal year ended June 30, 2024 to R$6,517.3 million for the fiscal year ended June 30, 2025.

Periods of flat or declining revenue may place pressure on our ability to manage fixed costs, maintain adequate liquidity, and continue investing in key operational initiatives. Our ability to preserve financial and operational flexibility during such periods will depend on a number of factors, including our ability to:

•         expand our sales and marketing, technology, finance and administration teams;

•         grow our facilities and infrastructure;

•         adapt and scale our information technology systems;

•         refine our operational, financial and risk management controls and reporting systems and procedures;

•         recruit, integrate, train and retain a growing employee base and maintain our corporate culture;

•         secure an adequate supply and quality of raw materials and agricultural inputs sold, as well as available sources of financing to implement our growth strategy;

•         maintain and grow our customer base and provide quality customer service;

•         obtain and maintain our environmental and other governmental licenses; and

•         obtain, maintain, protect and develop our product portfolio, including our intellectual property and other proprietary rights.

Executing on these factors will require significant capital for working capital and investments and the allocation of valuable management and employee resources. We may be unable to effectively manage our operations in an efficient, cost-effective or timely manner, or at all, particularly during periods of flat or declining revenue. Any failure to successfully implement accounting and other systems enhancements and improvements will likely negatively impact our ability to manage our business, ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies. Moreover, if we do not effectively manage our operations and cost structure, the quality of our agricultural inputs and services distribution platform could suffer, which could negatively affect our reputation, results of operations and overall business. Furthermore, as we seek to optimize our operations, we may not be able to execute as quickly as smaller, more efficient organizations.

Our results of operations and operating metrics may fluctuate and continue to generate losses, which may cause the market price of our Ordinary Shares to decline.

While we generated revenue of R$6,517.3 million, R$9,392.3 million and R$9,347.4 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively, we generated loss for the year of R$2,883.9 million, R$785.0 million and R$218.7 million for the fiscal years ended June 30, 2025, 2024 and 2023. We intend to continue investing in our business and general administration, including legal, finance and other compliance expenses related to being a public company. If these costs materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur losses and fail to maintain profitability.

In addition, we intend to expand our customer base and continue to invest in developing products and services that we believe will be attractive to our customers and therefore improve our long-term results of operations.

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

We buy the majority of the products we commercialize. Our ability to continue to identify and develop relationships with qualified suppliers and enter into exclusive or restrictive distribution rights agreements with suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner may be a challenge in the future. In the fiscal years ended June 30, 2025 and 2024, 5.9% and 15.3% of our distribution sales derived from products purchased from our top supplier, respectively. Our top ten largest suppliers accounted for approximately 39% and 64%, respectively, in the fiscal years ended June 30, 2025 and 2024.

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

The crop protection (including crop protection solutions through chemistry, or ag-chemicals) and crop productivity market is a consolidated market. A relatively small number of large companies (the so-called “Big Four” companies: BASF, Bayer, Corteva and Syngenta) hold a significant stake of this market, while other smaller companies (the so-called “tier two and three” companies) hold a growing and majority, albeit fragmented, share of this market. Due to the small number of large players in our market, we have maintained relationships with and purchase certain categories of crop protection products from both larger and smaller suppliers. If we fail to develop or maintain our relationships with our current suppliers, that could impact our relationships with other suppliers or lead us to rely on other smaller suppliers that may not be able to provide products in the same standards or pricing conditions. The loss or disruption of our supply arrangements for any reason, including for issues such as health epidemics or pandemics, labor disputes, loss or impairment of key manufacturing sites, inability to procure sufficient raw materials, quality control issues, ethical sourcing issues, a supplier’s financial distress, natural disasters, looting, vandalism or acts of war or terrorism, trade sanctions or other external factors over which we have no control, could interrupt product supply and, if not effectively managed and remedied, have a material adverse impact on our business operations, financial condition and results of operations.

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

We may be adversely affected by the ongoing wars between Russia and Ukraine and in the Middle East.

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

From a supply point of view, Brazil is highly dependent on fertilizers imports, and Russia holds a market share in Brazilian soil fertilizer imports of approximately 26%, according to the Brazilian Ministry of Industry, Foreign Trade and Services. We currently buy all of our fertilizers from suppliers based in Brazil, but most of our fertilizer suppliers conduct or have conducted imports, to some degree, from sources in Russia. Fertilizers represented approximately 21% of our revenues in the fiscal year ended June 30, 2025, compared to 22% of our revenues in the fiscal year ended June 30, 2024, following the increase in the total volume of fertilizers sold in Brazil in the 2024/2025 harvest when compared to the 2023/2024 harvest. We believe that the trend of rising fertilizer prices related to a supply risk has stabilized, while we do not currently expect material shortages of fertilizers to continue in the future and expect fertilizer consumption to grow going forward, no assurance can be provided in this respect.

NPK is an essential input for large-scale agriculture and we are focused on avoiding shortages as much as possible, seeking supply alternatives whenever necessary. This did not have a material adverse effect on our business during the fiscal year ended June 30, 2025, given that we had delivered substantially all soy and corn fertilizer for the harvest year, or during the fiscal year ended June 30, 2025. However, given current market conditions and the continuing military conflict between Russia and Ukraine, the volume of fertilizers sold by us may be adversely affected in the future, which may adversely affect our results of operations, in particular if we are unable to mitigate any relevant reduction in fertilizer sales volumes through measures such as price increases of other products. In addition, we may also be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future.

On October 7, 2023, the state of Israel was the target of an attack by the terrorist group Hamas, which led to the death of a number of civilians. As a result, Israel declared war on Hamas and armed conflict commenced in Israel and the Gaza Strip. Since then, tensions in the broader Middle East region have escalated, including increasing hostilities involving Hezbollah in Lebanon and heightened confrontation with Iran, including direct military engagement. Although the situation remains fluid, a number of world leaders have expressed support for Israel, including through the commitment of funds, military personnel, and defense capabilities. It is unclear whether the conflict and its underlying geopolitical uncertainties will be contained or resolved, or what effects these developments may have on global political and economic conditions in the near or long term.

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

As of June 30, 2025, we did not have relevant direct or indirect exposure to Russia, Belarus, Ukraine or Israel through our operations, employee base, investments, suppliers or securities trading. However, such conflict may affect the global economy and its uncertainty may cause an increase of costs related to certain financial operations, such as hedge instruments, which may affect our financial results.

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

As of June 30, 2025, we transported 100 % of our products to our customers via highways. Grains are also transported from our silos or from our clients’ sites to trading companies’ warehouses via highways. Considering the distance from the main agricultural regions in the locations where we operate, our operations primarily depend on the availability and reliability of logistics infrastructure in Latin America, especially truck transportation, to ensure that our agricultural inputs are delivered to our customers on time. Logistics bottlenecks as a result of poor highway conditions, which are aggravated during certain key planting periods, or resulting from adverse weather conditions or other causes, may delay or prevent the delivery of these products, adversely affecting the planting season of our customers and our relationship with them, which may adversely affect us.

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

In the future, we may need to raise additional capital to fund our expansion, to obtain new licenses or develop new or enhanced products or services or to respond to competitive pressures or to reduce indebtedness. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. For example, financial markets have been negatively impacted by current macroeconomic trends, including high interest rates, rising inflation, and regarding the potential for local and/or global economic recession. Adequate funding may not be available on terms favorable to us or at all, particularly in light of these conditions. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance our portfolio of agricultural products and services or respond to competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition.

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

Our business functions at the intersection of rapidly changing technological, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. Our future success is significantly dependent upon the continued service of our executives and other key employees, including our salespeople. If we lose the services of any member of management or any key employee, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth.

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

As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, and outside of Brazil. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations of and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our shares. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our shares could be restricted under financing arrangements that we or our subsidiaries may enter into in the future, and such subsidiaries may be required to obtain the approval of lenders to make such payments to us. Furthermore, we may be adversely affected if the Brazilian government imposes legal restrictions on dividend distributions by our Brazilian subsidiaries, and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. For further information, see “—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares,” and “—Risks Relating to Latin America—The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazil’s political and economic conditions, could harm us and the price of our Ordinary Shares.”

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

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to assess and report on the effectiveness of our internal control over financial reporting. As of June 30, 2025, our management concluded that our internal control over financial reporting are not effective. In addition, our independent registered public accounting firm, Ernst & Young Auditores Independentes S/S Ltda., audited the effectiveness of our internal control over financial reporting, as stated in their report as of June 30, 2025, which is included herein.

Our management and our independent registered public accounting firm identified a number of material weaknesses in our internal controls over financial reporting as of June 30, 2025. Specifically, (i) a material weakness relating to the identification, design, and execution of relevant controls to prevent and detect deficiencies in information technology, or “IT” that also affected the effectiveness of automated and IT-dependent controls, including lack of controls in place to monitor and oversee the completion of controls performed by a third-party; (ii) a material weakness in the ineffective design, implementation and operation of internal controls applicable across both entity and all transaction levels processes including the timely reconciliation of significant accounts and identification of necessary adjustments; and (iii) a material weakness relating to the design, implementation and execution of controls in the financial statement close process, including the lack of review of accounting implications arising from complex transactions as well as from the consolidation process. Furthermore, our business is exposed to risk from potential non-compliance with policies, employee misconduct, negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

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

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential non-compliance with policies, employee misconduct, negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In particular, it is not always possible to deter employee misconduct, and any precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected. See “—We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting and, if we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

We evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of June 30, 2025. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of June 30, 2025

We may also acquire businesses with unknown liabilities, contingent liabilities, internal control deficiencies or other risks. We have plans and procedures to review potential acquisition candidates for a variety of due diligence matters, including compliance with applicable regulations and laws prior to acquisition. Despite these efforts, realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations (including as a result of difficulties in integrating different internal control systems with our existing internal control systems). For more information, see “—Risks Relating to Acquisitions and Financial Information—Any acquisition, partnership or joint venture we make or enter into could disrupt our business and harm our financial condition.”

We may not be able to renew or maintain all our stores and facilities leases.

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

Our ability to implement and realize the expected benefits of the extrajudicial reorganization plan filed by Lavoro Brazil is subject to significant risks and uncertainties.

On June 18, 2025, Lavoro Brazil, our wholly owned subsidiary and the operating entity for our Brazil Ag Retail segment, submitted a court application in Brazil for approval of an extrajudicial reorganization (recuperação extrajudicial) plan (the “EJ Plan”) negotiated with certain of its principal agricultural input suppliers. The EJ Plan provides for the rescheduling of approximately R$2.5 billion in supplier obligations over a multi-year period and establishes a standardized framework for future inventory supply and financing.

On September 9, 2025, Lavoro Brazil formally filed the EJ Plan with the court, having obtained the statutory majority support required under Brazilian law for judicial confirmation.

On November 25, 2025, the EJ Plan was ratified by the court. Court ratification grants binding effect to the EJ Plan’s terms with respect to all eligible supplier creditors, including those that did not adhere voluntarily, and represents the culmination of the restructuring process.

The filing of the EJ Plan and related publicity may adversely affect customer confidence in our ability to fulfill orders, potentially causing farmers to shift purchases to competitors during the critical planting season. Additionally, suppliers not party to the EJ Plan may tighten credit terms or reduce product availability, which could constrain our inventory during peak demand periods. Further, the implementation of the EJ Plan may place significant operational and managerial demands on Lavoro Brazil, and there can be no assurance that we will be able to successfully execute the plan or prevent further financial or operational disruptions. If the implementation of the EJ Plan does not yield the intended financial and operational benefits, our business, financial condition, results of operations and prospects could be materially and adversely affected.

For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Out-of-Court Restructuring Agreement and Plan.”

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

Moreover, in some jurisdictions, environmental laws change frequently and it may be difficult for us to determine if we are in compliance with all material environmental laws at any given time. If we are not in compliance, we may be subject to enforcement or third-party claims, and may require new investment in our business. In those circumstances, our financial condition and results of operations may be materially adversely affected. Failure to comply with environmental laws can subject us to civil, criminal and administrative liability. Specifically, in the civil sphere, Brazilian environmental laws provides for strict and joint civil liability, which means that we can be held fully responsible for environmental damages that have been caused within our chain of activities, regardless of whether we acted with fault. Courts have concluded that statutes of limitation are not applicable in those instances. In the administrative sphere, environmental fines can reach up to R$150.0 million, and may be accompanied by other administrative sanctions such as a ban on distributing products, a suspension on product manufacturing and sale, a suspension of our activities, a suspension of tax benefits and the cancellation or interruption of governmental credit facilities. Moreover, we may be subject to criminal liability under the applicable environmental law for any criminal action or omission, which may lead to (i) the interruption of our activities in whole or in part, (ii) a temporary shutdown of our facilities, of construction work or of our activity, and (iii) a ban on contracting with governmental authorities and obtaining governmental subsides, incentives or donations. More serious cases can lead to the arrest of officers and managers, impacting both our management capacity and our image. In addition to the application of environmental laws in Brazil, we are subject to several obligations, such as obtaining and maintaining different types of licenses and authorizations issued by regulatory bodies, as well as observing various technical specifications regarding their products and services. Failure to comply with or comply with these laws, regulations, licenses or authorizations may result in penalties, for example, fines and an obligation to compensate for environmental damage or even suspend our activities, which could adversely affect our results of operations, and result in the cancellation of the environmental license.

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

These requirements may include:

•         increased levels of future investments and expenditures for environmental controls at ongoing operations, which will be charged against income from future operations;

•         increased efforts or costs to obtain permits or denial of permits;

•         new interpretations of existing statutes or regulations that impose new or more stringent standards; and

•         other matters that could increase our expenses, capital requirements or liabilities, or adversely affect our business, liquidity or financial condition.

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

Uncertainty around the Soy Moratorium and evolving deforestation rules may restrict sourcing and adversely affect our business, results, cash flows and reputation.

The Soy Moratorium, a sector agreement adopted in 2006 designed to prevent the commercialization of soy grown in areas of the Amazon biome deforested after July 2008, became a reference for socio-environmental governance and for access to markets that demand deforestation-free supply chains. The agreement has been terminated, and requirements applicable to deforestation-free supply chains (including foreign laws such as the EU Deforestation Regulation, or EUDR) continue to evolve, creating regulatory and operational uncertainty for participants in the soybean value chain, including us.

On September 30, 2025, Brazil’s antitrust authority, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, suspended the Soy Moratorium, effective January 1, 2026. The termination of the Soy Moratorium represents a significant risk for Brazilian trading companies and for Lavoro, as it removes one of the main sectoral mechanisms ensuring that soybean production in the Amazon is not associated with deforestation. Without this collective agreement, there are increased risks to trade sanctions, barriers to access international markets, and loss of investor confidence. This may require additional certifications and increase the company’s operational due diligence costs, particularly as global regulations such as the European Union Deforestation Regulation (EUDR), effective from 2025, establish traceability and proof of deforestation-free origin as mandatory preconditions for market access.

If applicable frameworks are modified, more strictly enforced or interpreted inconsistently with our current practices—and if we, our customers or counterparties (including farmers that supply us through barter transactions) are deemed non-compliant—we could face: (i) restrictions or blockages on sourcing soy from certain properties; (ii) loss of access to end-markets conditioned on deforestation-free verification; (iii) disruption of barter settlements, including potential open-market replacement and/or hedge unwinds at a loss; (iv) lower demand for inputs in affected areas and potential inventory write-downs; (v) higher compliance and traceability costs (monitoring, audits, remediation); (vi) contractual disputes, penalties or terminations; (vii) reputational harm with customers, suppliers, investors and lenders; and (viii) adverse cash-flow impacts, including increased working-capital needs and credit losses.

Although we operate socio-environmental screening processes and seek to align our practices with applicable requirements, residual risk remains, including limitations in third-party data (e.g., geolocation/satellite “false positives” or classification errors), heterogeneity of public databases, fraud or misrepresentation by counterparties, and divergences among legal or voluntary frameworks (including between criteria historically used in the market and the EUDR). Any of the foregoing could materially and adversely affect our business, results of operations, cash flows and reputation.

On November 5, 2025 Justice Flávio Dino of the Supreme Court of Brazil (Supremo Tribunal Federal), or STF, granted a preliminary injunction suspending, nationwide, all judicial and administrative proceedings that challenged the legality or constitutionality of the Soy Moratorium, including cases before Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE. The decision aimed to curb excessive litigation and ensure legal certainty, determining that the matter should only be definitively resolved after a final ruling by the STF, with the suspension remaining in effect until such a decision is issued by the Court.

We may be liable for labor charges and disbursements if our sales representatives are considered to be our employees.

We and our subsidiaries, with the exception of Produtec Comércio e Representações S.A. and Qualiciclo Agrícola S.A. (Qualicitrus), hire our employees through formal employment relationships governed by Brazilian labor legislation. However, these subsidiaries maintain the engagement of certain of their professionals as independent contractors, particularly in the case of Technical Sales Representatives (RTVs). There is a risk that, depending on how the services are effectively rendered, the RTVs themselves or governmental authorities may claim the existence of an employment relationship, with each situation being assessed on a case-by-case basis. The assessment will include consideration of whether the services have been provided on an exclusive basis and under the direct control of the company. If it is held that our independent contractors are actually employees, our subsidiaries would be subject to the assumption of labor costs and expenses associated with formal employment. Furthermore, even if a formal employment relationship is not established, there remains the possibility of the company being held jointly liable for the payment of labor obligations related to the employees or agents of the RTVs in the event of their insolvency.

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

Recently, Brazilian government initiatives have proposed changes to the Brazilian tax regime—in particular, the reform of consumption and income taxes—that, if enacted, could impact our business. On December 20, 2023, the Brazilian Congress enacted Constitutional Amendment No. 132/2023, which intended to pave the way for a significant reform of the Brazilian consumption taxes system beginning in 2026 and taking full effect as of 2033. These changes include the replacement of five taxes currently levied in Brazil: (i) Social Integration Program Contribution (Contribuição ao Programa de Integração Social), or PIS; (ii) the Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS; (iii) Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI (all three being federal taxes); (iv) Tax on Distribution of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS (a state tax); and (v) ISS (a municipal tax). These taxes will be replaced by two value-added taxes; ICMS and ISS will be merged into a Tax on Goods and Services (Imposto Sobre Bens e Serviços), or IBS, to be managed by states and municipalities, and the federal government will be in charge of a Contribution on Goods and Services (Contribuição sobre Bens e Serviços), or CBS. In addition, a third tax, the Selective Tax (Imposto Seletivo), or the IS, will be created and will be applicable to transactions involving goods and services that are detrimental to the environment and human health. On January 16, 2025, the Brazilian Congress passed Supplementary Law No. 214 to regulate the IBS, CBS and IS. The CBS and IBS rate, as well as the calculation methodology for companies in our sector, are yet to be determined, and as such we are currently reviewing the effects of such legislation on our expected tax burden. Any increases in the tax rates applicable to our business could result in a high tax burden for us and, as a result, impair our profitability.

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

Finally, Colombian tax authorities have included additional taxes in different areas, such as taxes on financial transactions, financing rules for the General Budget of the Nation, increased tax rates on income and occasional profit. The Colombian government is also obliged by Law No. 2,155/2021 to apply the Fiscal Rule which indicates that it must significantly reduce its fiscal deficit during the following years, seeking to ensure the sustainability of public finances, so that the debt limit is not exceeded. This, coupled with pressure from rating agencies, could lead to higher tax rates for our business and that of our borrowers. Changes in tax-related laws and regulations, and interpretations thereof, may affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions and eliminating tax incentives and untaxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in associated tax litigation, costs and penalties.

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

If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, or proliferation financing or is the business combination partner of a financial sanction and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct, money laundering or proliferation financing or is the business combination partner of a financial sanction or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure related to involvement with terrorism or terrorist financing and property. Such report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise. We reserve the right to refuse to make any payment to a shareholder if our directors officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering, counter-terrorist financing, prevention of proliferation financing and financial sanctions or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

Should a shareholder or its duly authorized delegates or agents be, or become (or is believed by the company or its affiliates (“Agents”) to be or become) at any time while it owns or holds an interest in the company, (a) an individual or entity named on any sanctions list maintained by the United Kingdom (including as extended to the Cayman Islands by Orders in Council) or the Cayman Islands or any similar list maintained under applicable law or is otherwise subject to applicable sanctions in the Cayman Islands (a “Sanctions Subject”) or (b) an entity owned or controlled directly or indirectly by a Sanctions Subject, as determined by the company in its sole discretion, then (i) the company or its Agents may immediately and without notice to the shareholder cease any further dealings with the shareholder or freeze any dealings with the interests or accounts of the shareholder (e.g., by prohibiting payments by or to the shareholder or restricting or suspending dealings with the interests or accounts) or freeze the assets of the company (including interests or accounts of other shareholders who are not Sanctions Subjects), until the relevant person ceases to be a Sanctions Subject or a license is obtained under applicable law to continue such dealings (a “Sanctioned Persons Event”), (ii) the company and its Agents may be required to report such action or failure to comply with information requests and to disclose the shareholder’s identity (and/or the identity of the shareholder’s beneficial owners and control persons) to the Cayman Islands Monetary Authority, the Cayman Islands Financial Reporting Authority, or other applicable governmental or regulatory authorities (without notifying the Subscriber that such information has been so provided) and (iii) the company and its Agents have no liability whatsoever for any liabilities, costs, expenses, damages and/or losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of revenue, loss of reputation and all interest, penalties and legal costs and all other professional costs and expenses) incurred by the shareholder as a result of a Sanctioned Persons Event.

Adverse outcomes in legal proceedings could subject us to substantial damages and adversely affect our results of operations and profitability.

The agricultural inputs industry faces substantial regulatory risks and litigation. From time to time, we may be involved in major lawsuits concerning regulatory, intellectual property, biotechnology, torts, contracts, antitrust allegations, civil and tax claims, and other matters, as well as governmental inquiries and investigations, including a prior investigation involving Agrobiológica Soluções. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” This matter was closed in 2024 following the enactment of Federal Law No. 15.070, which formally regulated the on-farm practice in Brazil, and a settlement with the relevant authorities, without penalties or findings of wrongdoing. Future lawsuits, governmental inquiries and investigations may have outcomes that could be significant to our results of operations in the period recognized or limit our ability to engage in our business activities. We have recorded reserves for potential liabilities where we believe the liability to be probable and reasonably estimable, in accordance with accounting requirements under IFRS. However, our actual costs may be materially different from this estimate. The degree to which we may ultimately be responsible for the particular matters reflected in the reserve is uncertain. We had provisions for civil, tax, labor and environmental contingencies amounting to R$14.0 million and R$14.0 million as of June 30, 2025 and 2024, respectively.

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

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our business, financial condition or results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

•         discourage us and other collaborators from offering, and end-markets from purchasing, our products;

•         increase our export and import duties and costs or intensify controls and restrictions on our imports;

•         restrict or increase the costs of making payments and distributions;

•         render our technology less profitable or less attractive compared to that of competing products;

•         require significant product redesign or redevelopment;

•         increase our compliance and other costs of doing business through increases in the cost to protect our intellectual property, including know-how, trade secrets and regulatory data, or increases in the cost to obtain the necessary regulatory approvals to commercialize and market the products we develop directly or jointly; and

•         impair or eliminate our ability to source technology and develop our products, including validating our products through field trials and passing biosafety evaluations.

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

In particular, on August 14, 2018, the President of Brazil approved Law No. 13,709, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados), or the LGPD, which came into effect on September 18, 2020, with administrative sanctions becoming applicable as of August 1, 2021. The LGPD is a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD applies to individuals or legal entities, private or government entities, who process personal data in Brazil or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, processing, storage and any operation carried out with personal data (including personal data of clients, suppliers and employees), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

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

We collect, store, handle, transmit, use and otherwise process certain personal data and other user data in our business. A significant risk associated with our operations is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all collection, use, storage, dissemination, transfer, disposal and any other processing activity involving personal data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal data. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our vendors, could damage our reputation, expose us to administrative procedures and litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. Our security measures may fail to prevent security breaches, which could harm our business, financial condition and results of operations.

Unauthorized disclosure of, improper access to, or destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services could expose us to liability, protracted and costly litigation and damage our reputation.

An increasing number of organizations, including large clients and businesses, large technology companies, financial institutions and government institutions have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites, networks or infrastructure, or those of third parties who provide services to them. Information security risks for companies with e-commerce operations in particular have significantly increased recently, in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct business transactions and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Because of our position in the payments value chain, we believe that we are likely to continue to be a target of such threats and attacks. In addition, due to the growing size and complexity of our services, the amount of personal data and other data that we store and the number of customers, employees and third-party providers with access to personal data and other data, we are potentially vulnerable to a variety of intentional and inadvertent cybersecurity attacks and other security-related incidents and threats, which could result in a material adverse effect on our business, financial condition and results of operation.

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

Our business requires ongoing availability and uninterrupted operation of internal and external transaction processing systems and services. While we maintain oversight of our third-party providers of transaction processing and IT-related functions, such third parties are ultimately responsible for maintaining their own network security, disaster recovery and system management procedures. We primarily serve our customers from third-party data center hosting facilities, and we rely on cloud infrastructure to operate certain aspects of our solutions. Any disruption of or interference with our use of our ERP and other core systems could impair our ability to deliver our solutions to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers and harm to our business.

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

Our operations are based in Latin America. For the years ended June 30, 2025, 2024 and 2023, 78.5%, 87.3% and 87.1%, respectively, of our revenues were attributable to our Brazilian operations. Our business is dependent to a significant extent upon the economic conditions prevalent in Brazil, as well as the other Latin American countries in which we currently operate, including Colombia, Ecuador and Uruguay, and in which we may seek to expand operations in the future, such as Peru, Chile, Paraguay and other countries in South and Central America.

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

In addition, we may encounter the following difficulties, among others, related to the foreign markets in which we currently operate or will operate in the future:

•         unforeseen regulatory changes;

•         our inability to attract personnel and generate business outside of the Latin American countries in which we currently operate;

•         changes in tax law;

•         changes in trade and investment policies and regulations;

•         difficulties in registering and protecting trademarks and software;

•         nationalization, expropriation, price controls and other restrictive governmental actions;

•         adoption of governmental measures that protect, subsidize or otherwise favor competitors native to such

•         markets; and

•         cultural and linguistic barriers.

If one or more of these risks materialize, and we are not able to overcome these difficulties, our business, results of operations and financial condition may be adversely affected.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economy of Latin American countries and the price of our Ordinary Shares.

The market for securities offered by companies such as ours is influenced by economic and market conditions in Brazil and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, our business may be adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin America, decreasing the amount of foreign investments in America, impacting overall growth expectations for the economy.

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

Governments in Latin America have exercised, and continue to exercise, significant influence over their national economies. This influence, as well as political and economic conditions in the region, could harm us and the price of our Ordinary Shares.

Governments in Latin America, including the Brazilian federal government, frequently exercise significant influence over their economies and occasionally make significant changes in policy and regulations. These actions to control inflation and manage economic conditions have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls, and import and export restrictions. We have no control over and cannot predict what measures or policies governments in Latin America may take in the future. Our business and the market price of our Ordinary Shares may be harmed by changes in government policies in Latin America, as well as general economic factors, including, without limitation:

•         growth or downturn of the economy of Latin American countries;

•         interest rates and monetary policies;

•         exchange rates and currency fluctuations;

•         inflation;

•         liquidity of the domestic capital and lending markets;

•         import and export controls;

•         exchange controls and restrictions on remittances abroad and payments of dividends;

•         modifications to laws and regulations according to political, social and economic interests;

•         fiscal policy, monetary policy and changes in tax laws and related interpretations by tax authorities;

•         economic, political and social instability, including general strikes and mass demonstrations;

•         labor and social security regulations;

•         energy and water shortages and rationing;

•         public health crises;

•         commodity prices; and

•         other political, diplomatic, social and economic developments in or affecting Latin America.

Uncertainty over whether governments in Latin America will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in the region, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Ordinary Shares. This scenario is further aggravated when analyzed together with the impacts of the COVID-19 pandemic, which may adversely affect our business, operations, results and share price.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. In addition, the Brazilian Supreme Court is currently investigating Brazil’s current President in connection with allegations made by the former Minister of Justice. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials or executives of private companies will arise in the future or will result in additional investigations.

Colombia’s political and economic environment remains marked by uncertainty amid ongoing reforms and security challenges. Since taking office in 2022, President Gustavo Petro’s administration has pursued an ambitious reform agenda aimed at overhauling the country’s health, labor, and pension systems. While elements of these reforms have gained legislative traction, others have faced significant resistance in Congress and from private sector stakeholders, leading to a contentious and uncertain policymaking environment. Presidential and congressional elections scheduled for 2026 could further shape the policy outlook and impact ongoing reform efforts. In addition, recent changes in cabinet leadership and political tensions between the executive and legislative branches have contributed to institutional volatility. Security concerns persist in several regions, where the presence of armed groups, drug trafficking, and efforts to negotiate peace have had mixed results, impacting investor sentiment and economic stability. Colombia’s economic performance has also been affected by inflationary pressures, tight monetary policy, and external vulnerabilities linked to commodity prices and global financial conditions. These factors, along with the risk of further political fragmentation or policy reversals, could undermine investor confidence, affect the regulatory landscape, and negatively impact our operations, financial condition, and the market for our securities.

Finally, Uruguay’s heavy reliance on exports, particularly in the agricultural, forestry, and energy sectors, makes it vulnerable to fluctuations in global commodity prices and demand from key trading partners, including China, Brazil, and Argentina. Additionally, the outcome of the 2024 Uruguayan general elections could introduce policy shifts affecting labor laws, taxation, and regulatory frameworks. Regional instability, particularly economic crises in neighboring Argentina and Brazil, could lead to capital flow disruptions, currency volatility, and trade imbalances, which may in turn affect Uruguay’s economic growth and investor confidence.

As has been true in the past, the current political and economic environment in Brazil has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil, which may adversely affect us and our Ordinary Shares.

Any credit rating downgrade of Brazil or any other Latin American country in which we operate could reduce the trading price of our Ordinary Shares.

We may be harmed by investors’ perceptions of risks related to the sovereign debt credit rating of Brazil and the other Latin American countries in which we operate. Sovereign credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate such countries and their respective sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. The following is a summary of recent credit rating trends across our principal markets:

•         Brazil’s sovereign credit rating has experienced multiple downgrades since 2015, with all three major rating agencies having stripped the country of its investment-grade status. However, recent actions suggest a more stable or improving outlook. As of the most recent updates, Standard & Poor’s upgraded Brazil’s rating to BB with a stable outlook in December 2023; Moody’s raised Brazil’s rating to Ba1 with a positive outlook in October 2024; and Fitch affirmed Brazil’s rating at BB with a stable outlook in July 2024, following an upgrade from BB- in 2023. These revisions reflect improved fiscal management and macroeconomic stability, though Brazil remains below investment grade and subject to ongoing political and economic risks.

•         Uruguay holds investment-grade ratings across all three agencies. As of March 2025, S&P rates Uruguay at BBB+, Moody’s at Baa1, and Fitch at BBB, all with stable outlooks. These ratings reflect relative macroeconomic stability and institutional strength; however, Uruguay remains exposed to external shocks, including commodity price volatility and regional economic disruptions, which could adversely affect its fiscal position and economic performance.

•         Colombia’s credit ratings have weakened in recent years, falling below investment grade at two of the three major agencies. As of March 2025, S&P and Fitch rate Colombia at BB+ with negative outlooks, while Moody’s maintains an investment-grade rating of Baa2 with a negative outlook. The negative outlooks reflect rising fiscal pressures, weaker-than-expected growth, and concerns about policy effectiveness, which could lead to further downgrades if not addressed.

The sovereign credit ratings of certain Latin American countries where we operate, including Brazil, are currently rated below investment grade by the major credit rating agencies. As a result, the prices of securities offered by companies with significant operations in these jurisdictions have been negatively affected. A prolongation or worsening of low economic growth, political uncertainty, or fiscal instability in one or more of these countries could lead to further sovereign ratings downgrades. Any such downgrade could increase investors’ perception of risk and, in turn, adversely affect the trading price of our Ordinary Shares.

Inflation and certain measures to curb inflation have historically harmed the emerging economies and capital markets, and high levels of inflation in the future would harm our business and the price of our Ordinary Shares.

In the past, several Latin American countries have experienced extremely high rates of inflation. Inflation and measures taken by governments in the region to control it have often had significant negative effects on their economies. Policies implemented to curb inflationary pressures, along with uncertainty regarding potential future government interventions, have contributed to economic instability and increased volatility in Latin American capital markets. Latin American countries may continue to experience high levels of inflation in the future and inflationary pressures may lead to their governments intervening in the economy and introducing policies that could harm our business and the trading price of our Ordinary Shares.

In Brazil, according to the IPCA, Brazilian inflation rates were 4.8%, 4.6% and 5.8%, respectively, as of December 31, 2024, 2023 and 2022. Brazil may continue to experience high levels of inflation in the future and inflationary pressures may continue to lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Ordinary Shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC was unstable during the past three years, reaching 12.25% per annum as of December 31, 2024, and 11.75% and 13.75%, as of December 31, 2023 and 2022, respectively. However, future measures taken by the Brazilian government to control inflation could include higher interest rates, and the SELIC rate has in fact since risen to 14.74% as of the date of this annual report. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us, increase our indebtedness and, consequently, adversely affect the trading price of our Ordinary Shares.

In Colombia, inflation has been elevated in recent years due to a combination of domestic and external factors, including currency depreciation, supply chain disruptions, and rising food and energy prices. According to Colombia’s National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE, inflation stood at 13.1% in 2022, 9.3% in 2023, and 5.2% in 2024, reflecting a gradual deceleration following aggressive monetary tightening by the Central Bank of Colombia (Banco de la República). While inflation has begun to moderate, cost pressures remain, particularly in labor-intensive sectors, as wage expectations continue to rise in line with inflation and legally mandated annual adjustments. Given that labor represents a significant portion of our operational expenses in Colombia, continued inflation or wage indexation could adversely impact our cost structure and profitability. Additionally, monetary policy uncertainty, exchange rate volatility, and inflation-linked social demands could further affect Colombia’s macroeconomic environment and negatively influence our business, financial condition, and results of operations.

In Uruguay, inflation has remained relatively moderate compared to some of its regional peers, though it continues to be influenced by external shocks, exchange rate fluctuations, and wage indexation policies. According to the National Institute of Statistics (Instituto Nacional de Estadística), Uruguay’s annual inflation rate was 9.1% in 2022, 5.1% in 2023, and 5.5% in 2024, reflecting a gradual decline due to the Central Bank of Uruguay’s (Banco Central del Uruguay), or the BCU’s, tight monetary policy. The BCU maintained high interest rates throughout 2023 to curb inflationary pressures, particularly as the Uruguayan peso appreciated against regional currencies, impacting export competitiveness. However, inflationary risks remain due to Uruguay’s reliance on imported goods, exposure to global commodity price fluctuations, and potential wage adjustments under collective bargaining agreements. Any resurgence of inflationary pressures or shifts in monetary policy could lead to higher interest rates, reduced consumer spending, and increased financing costs, which may negatively affect our business, financial condition, and results of operations.

Persistent inflation in several of the jurisdictions where we operate has contributed to rising operational costs, particularly with respect to labor, which represents one of our most significant cost components. As inflationary pressures increase the cost of living, wage demands tend to rise in both unionized and non-unionized environments, leading to higher payroll expenses. In some countries, local labor laws and collective bargaining agreements also tie wage adjustments to inflation indices, further amplifying cost pressures. These dynamics may be exacerbated by currency depreciation, especially where salaries are paid in local currency, but revenues or debt obligations are denominated in foreign currency. Sustained or accelerating inflation could therefore adversely affect our cost structure, profitability and cash flow.

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

For example, the real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.2177 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.8% appreciation in the real against the U.S. dollar since December 31, 2022. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$6.192 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar during the year ended December 31, 2024. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.4571 per US$1.00 on June 30, 2025, which reflected an 11.9% appreciation in the real against the U.S. dollar since December 31, 2024. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

Similar trends of exchange rate volatility have been observed in other Latin American countries, where currency fluctuations are influenced by a combination of domestic economic policies, political developments, and global market conditions. Below is a discussion of exchange rate movements and associated risks in key jurisdictions where we operate:

•         In Colombia, the exchange rate of the Colombian peso against the U.S. dollar has exhibited significant volatility in recent years, influenced by both domestic and international factors. Key drivers of currency fluctuations have included global commodity price swings—particularly in oil and coal, which are major Colombian exports—shifts in U.S. interest rates, and domestic political developments, including uncertainty surrounding proposed economic reforms. In 2024, the peso experienced a notable depreciation of over 15%, reflecting concerns over fiscal stability and investor reactions to policy initiatives under President Gustavo Petro’s administration. While the Central Bank of Colombia has intervened at times to smooth excessive volatility, external shocks and continued uncertainty regarding fiscal and regulatory policy could put renewed pressure on the peso. Any substantial devaluation or sustained exchange rate instability could increase inflationary pressures, raise the cost of servicing U.S. dollar-denominated obligations, and adversely affect our business, financial condition, and results of operations.

•         In Uruguay, the Uruguayan peso has experienced moderate exchange rate fluctuations in recent years, influenced by regional economic conditions, global financial market trends, and the monetary policy of the BCU. However, in 2024, the peso depreciated sharply as regional economic slowdowns and lower demand for Uruguay’s exports put pressure on the currency. While Uruguay’s economy has been relatively stable compared to its regional peers, it remains exposed to external risks, including fluctuations in global commodity prices, economic instability in neighboring Argentina and Brazil, and shifts in international interest rates.

Devaluation of local currencies relative to the U.S. dollar could create inflationary pressures in Latin American countries and lead governments in the region to, among other measures, further increase interest rates. Any depreciation of local currencies may generally restrict access to international capital markets and reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce economic stability and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on economies across Latin America. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of local currencies relative to the U.S. dollar may also, particularly during periods of economic slowdown, decrease consumer spending, increase deflationary pressures, and reduce economic growth.

On the other hand, an appreciation of local currencies relative to the U.S. dollar and other foreign currencies may worsen current account balances in Latin American countries. We and certain of our suppliers purchase services from countries outside the region, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of services that we purchase. Depending on the circumstances, either devaluation or appreciation of local currencies relative to the U.S. dollar and other foreign currencies could restrict economic growth in Latin America, as well as our business, results of operations, and profitability.

Disruption or volatility in global financial and credit markets could have a material adverse effect on us.

The global financial and credit markets are currently, and have from time to time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such volatility and uncertainty in global financial and credit markets have also generally led to an increase in the cost of funding for Latin American and international issuers and borrowers. Moreover, uncertainty remains over liquidity concerns in the financial services industry and potential impacts on the broader economy, and our business, our business partners, and/or industry as a whole may be adversely impacted in ways that we cannot predict at this time.

Such conditions may adversely affect our ability to access capital and liquidity on financial terms acceptable, if at all. If we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and results of operations may be adversely affected. In addition, the economic and market conditions of other countries, including the United States, countries in the European Union and emerging markets, may affect the volume of foreign investments in Latin America. If the level of foreign investment declines, our access to capital may likewise decline, which could negatively affect our business, ability to take advantage of strategic opportunities and, ultimately, the trading price of our Ordinary Shares.

Moreover, the United States and China have long been involved in controversies related to trade barriers that have periodically escalated tensions between the two countries, including the imposition of tariffs on certain imported products. Sustained friction between the United States and its trading partners, including China, continues to pose risks to the stability of the global economy. For example, discussions around the imposition or increase of tariffs on products imported into the United States have been ongoing since the election campaign of President Donald Trump. Following his inauguration, President Trump raised trade tariffs on key U.S. trade partners—including Mexico—and imposed significant tariffs on a wide range of imports, including certain goods from China, as well as steel and aluminum products from various countries. Certain of the tariffs have been targeted at specific countries, including Brazil. These measures may invite retaliatory actions and create further economic uncertainty. While the potential impact of such tariffs on our operations remains uncertain, broad trade restrictions on emerging market imports into the United States could disrupt the economies of the countries in which we operate and, as a result, adversely affect our business, financial condition, and results of operations.

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

Infrastructure and workforce deficiency in Latin America may impact economic growth and have a material adverse effect on us.

Our performance is closely tied to the overall health, stability, and growth of economies across Latin America. The Brazilian GDP growth has fluctuated over the past years, with a contraction of 4.1% in 2020 followed by expansions of 4.6% in 2021, 2.9% in 2022, 2.5% in 2023 and 3.4% in 2024. Colombia’s economy grew by 7.5% in 2022, slowed sharply to 0.7% in 2023, and modestly rebounded with 1.7% growth in 2024. Uruguay’s GDP increased by 4.5% in 2022, rose just 0.7% in 2023 due to drought-related impacts, and recovered to 3.1% growth in 2024. Ecuador’s economy expanded by 6.2% in 2022, grew 2.4% in 2023, and contracted by 2.0% in 2024 amid political and fiscal pressures.

In general, GDP growth across Latin America is constrained by structural challenges, including inadequate infrastructure, persistent energy shortages, and deficiencies in transportation, logistics, and telecommunications. Many countries in the region struggle with underinvestment in critical sectors, leading to inefficiencies that hinder economic expansion. Additionally, labor market challenges, such as skills shortages, informal employment, and rigid labor regulations, can limit workforce productivity and drive volatility in employment rates. Periodic general strikes, social unrest, and political uncertainty further contribute to economic instability, impacting business confidence and investment flows. These factors, combined with fluctuating public and private sector investments, can reduce productivity, constrain income growth, and weaken purchasing power, ultimately limiting overall economic expansion and potentially having a material adverse effect on our business, financial condition, and results of operations.

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

Unlike an underwritten initial public offering of our securities, the initial listing of our securities as a result of the Business Combination did not benefit from the following:

•         the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed securities;

•         underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing; and

•         underwriter due diligence review of the offering and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel.

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

The Lavoro Original Shareholders beneficially own approximately 86.3% of the outstanding Ordinary Shares, and control certain matters requiring shareholder approval. This concentration of ownership and voting power will limit your ability to influence corporate matters.

The Lavoro Original Shareholders control us through their beneficial ownership of approximately 86.3% of our outstanding Ordinary Shares (including 3,006,049 Vesting Founder Shares outstanding as of June 30, 2025). As a result, the Lavoro Original Shareholders are able to effectively control our decisions and are able to elect a majority of the members of our board of directors. The Lavoro Original Shareholders are also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses, and may cause us to make acquisitions that increase the amount of our indebtedness or outstanding ordinary shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of the Lavoro Original Shareholders on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests.

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

On June 11, 2024, we filed a registration statement on Form F-3, which registration statement, as amended, was declared effective by the SEC on July 29, 2024, or the Resale Registration Statement. The Resale Registration Statement relates, among other things, to the offer and sale from time to time by certain selling securityholders named therein, or the Selling Securityholders, of (i) up to 10,000,000 Ordinary Shares purchased by The Production Board in a private placement under the TPB PIPE Investment consummated in connection with the Business Combination at a purchase price of US$10.00 per Ordinary Share; and (ii) up to 98,726,401 Ordinary Shares issued to the Lavoro Original Shareholders in exchange for securities of Lavoro Agro Limited based on a value of US$10.00 per Ordinary Share, however, these shares were issued in exchange for securities of Lavoro Agro Limited that were acquired by the Lavoro Original Shareholders at prices that equate to purchase prices of less than US$10.00 per share. In addition, the Resale Registration Statement relates to the issuance by us of up to 10,083,592 Ordinary Shares that are issuable by us upon the exercise of Warrants (including Warrants issued in exchange for SPAC Private Warrants and Warrants issued in exchange for SPAC Public Warrants).

Due to the significant number of SPAC Class A Ordinary Shares that were redeemed in connection with the Business Combination, the number of Ordinary Shares that the Selling Securityholders can sell into the public markets pursuant to the Resale Registration Statement may exceed our public float. In addition, the Ordinary Shares beneficially owned by the Lavoro Original Shareholders represent 86.3% of our total outstanding Ordinary Shares (including 3,006,049 Vesting Founder Shares outstanding as of June 30, 2025) and, subject to the lock-up restrictions described herein, these holders have the ability to sell all of their Ordinary Shares pursuant to the Resale Registration Statement so long as it is available for use. Given the substantial number of Ordinary Shares registered for potential resale by Selling Securityholders pursuant to the Resale Registration Statement (and the concentration of such Ordinary Shares among the Lavoro Original Shareholders in particular), the sale of Ordinary Shares by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of Ordinary Shares intend to sell Ordinary Shares, particularly the Lavoro Original Shareholders, could increase the volatility of the market price of our Ordinary Shares or result in a significant decline in the public trading price of our Ordinary Shares.

In addition, some of the Ordinary Shares that have been registered for resale were acquired by the Selling Securityholders at prices that were historically below the market price of our Ordinary Shares. On June 30, 2025, the closing price of our Ordinary Shares on Nasdaq was US$2.20 per share. While this price is significantly below the price at the time of the initial public offering of TPB SPAC and the closing of the Business Combination (approximately US$10.00 per share), certain Selling Securityholders historically acquired their shares at even lower prices, which may result in differing return profiles. For example, the Lavoro Original Shareholders were issued 98,726,401 Ordinary Shares in exchange for securities of Lavoro Agro Limited based on a value of US$10.00 per Ordinary Share; however, those securities were originally acquired by the Lavoro Original Shareholders in various capital increase rounds at purchase prices as low as approximately US$3.47 per share. While the current market price of US$2.20 per share is below that level, if the market price were to recover to the Business Combination price of approximately US$10.00, the Lavoro Original Shareholders may experience a significant positive return on their original investment. By contrast, other Selling Securityholders—including The Production Board (in respect of their TPB PIPE Investment shares), who acquired Ordinary Shares at an original purchase price of US$10.00 per share—would not earn a profit based on the current trading price of our Ordinary Shares. Similarly, public holders of our securities, including those who acquired shares in the PIPE or in the public markets near the Business Combination price, may not experience a positive return unless the market price increases significantly. Accordingly, as of June 30, 2025, based on the closing price of US$2.20 per share, neither The Production Board nor the Lavoro Original Shareholders would experience a profit if they were to sell their Ordinary Shares (including Ordinary Shares issued upon the exercise of Warrants), although they may in the future if the market price appreciates.

As such, public shareholders of the Ordinary Shares have likely paid significantly more than certain of the Selling Securityholders, in particular the Lavoro Original Shareholders, for their Ordinary Shares, and should not expect to see a positive return unless the price of the Ordinary Shares appreciates above the price at which such shareholders purchased their Ordinary Shares. For example, investors who purchased SPAC Shares or SPAC Warrants in the initial public offering of TPB SPAC at a price of US$10.00 per unit, or investors who purchase the Ordinary Shares on Nasdaq following the Business Combination at prices above US$2.20 per Ordinary Share would not, as of June 30, 2025, have experienced a similar rate of return on the Ordinary Shares they purchased due to differences in the purchase prices and the current trading price. In addition, sales by the Selling Securityholders may cause the trading prices of our securities to experience a decline. As a result, the Selling Securityholders may effect sales of Ordinary Shares at prices significantly below the current market price, which could cause market prices to decline further.

The limited public float and trading volume for our Ordinary Shares may make it difficult to sell your shares and may cause volatility in the price of our securities.

Historically, ownership of a significant portion of our outstanding Ordinary Shares has been concentrated in a small number of shareholders. The Ordinary Shares beneficially owned by the Lavoro Original Shareholders represent 86.3% of our total outstanding Ordinary Shares (including 3,006,049 Vesting Founder Shares outstanding as of June 30, 2025). Consequently, our Ordinary Shares have a relatively small float and low average daily trading volume, which could affect a shareholder’s ability to sell our Ordinary Shares or the price at which it can be sold.

As of the effectiveness date of the Resale Registration Statement, the Lavoro Original Shareholders have the ability to sell all of their Ordinary Shares so long as it is available for use. Given the substantial number of Ordinary Shares registered for potential resale by Selling Securityholders pursuant to the Resale Registration Statement (and the concentration of such Ordinary Shares among the Lavoro Original Shareholders in particular), the sale of Ordinary Shares by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of Ordinary Shares intend to sell Ordinary Shares, particularly the Lavoro Original Shareholders, may adversely impact the market price of our Ordinary Shares and result in increased volatility in the trading price of our Ordinary Shares.

Sales of our Ordinary Shares or the perception of such sales, by the Selling Securityholders, in the public market or otherwise, could cause the market price for our securities to decline, even if our business is doing well.

We filed the Resale Registration Statement in order to register the resale under the Securities Act of the Ordinary Shares (including Ordinary Shares exercisable upon the issuance of Warrants) by the Selling Securityholders set forth herein. All of our issued and outstanding Ordinary Shares are eligible for resale for so long as the Resale Registration Statement is in effect, and such Selling Securityholders hold a disproportionately large portion of our outstanding Ordinary Shares. We will not receive any of the proceeds from such sales, and, based on the current trading price of our Ordinary Shares, we do not currently expect to receive any proceeds from the exercise of Warrants. The market price of our Ordinary Shares could decline as a result of substantial sales of our Ordinary Shares, particularly sales by the Selling Securityholders. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate and cause the market price of our securities to drop significantly, even if our business is doing well.

Sales of a substantial number of our Ordinary Shares, including as a result of the effectiveness of the Resale Registration Statement or upon expiration of the lock-up agreements, the perception that such sales may occur, could cause the trading price of our Ordinary Shares to fall or make it more difficult for you to sell your our Ordinary Shares at a time and price that you deem appropriate. For more information, see “—The Ordinary Shares registered for resale represent a substantial percentage of our outstanding Ordinary Shares and the sale of such securities could cause the market price of our Ordinary Shares to decline significantly.”

In addition, in September 2025, one of the Investment Funds pledged up to 8,269,453 of our Ordinary Shares to secure certain obligations, which Ordinary Shares represent 7.2% of our outstanding share capital. If enforcement action is taken by or on behalf of the entities that have the benefit of the share pledges, or if our Ordinary Shares are otherwise transferred in satisfaction of obligations, such enforcement action or transfers could cause the market price of our Ordinary Shares to decline as a result of substantial sales of our Ordinary Shares.

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

If we fail to satisfy all applicable requirements of Nasdaq and it determines to delist our Ordinary Shares, the delisting could adversely affect the market liquidity of our Ordinary Shares and the market price of our Ordinary Shares could decrease.

Our Ordinary Shares are currently listed on Nasdaq under the symbol “LVRO.” To maintain the listing of our Ordinary Shares on Nasdaq, we are required to meet certain listing requirements, including, to make certain periodic filings, such as our six-month interim financial information and our annual report on Form 20-F, and maintaining a minimum closing bid price of $1.00 per share.

For instance, on July 10, 2025, we received a notice of non-compliance from Nasdaq Stock Market LLC stating that we were not in compliance with Nasdaq Listing Rule 5250(c)(2) as a result of the delayed filing of our Form 6-K reporting interim financial information for the six-month period ended December 31, 2024. On November 19, 2025, we received a further notice stating that we were not in compliance with Nasdaq Listing Rule 5250(c)(1) as a result of the delayed filing of our Form 20-F for the year ended June 30, 2025. In response to the non-compliance notices from Nasdaq, we submitted a plan to Nasdaq to regain compliance with the listing rules. Nasdaq accepted our plan, requiring that we file both our interim financial information for the six-month period ended December 31, 2024 and our Form 20-F by no later than December 29, 2025.

Furthermore, as of the date of this annual report, the minimum closing bid price for our Ordinary Shares is less than $1.00 per share. Unless our share price improves, we may receive a notice from Nasdaq stating that we are not in compliance with Nasdaq’s Listing Rules pertaining to maintaining a minimum closing bid price.

Even if our share price increases and we regain compliance with Nasdaq’s Listing Rules, there can be no assurance that we will maintain compliance with the requirements for listing our Ordinary Shares on Nasdaq going forward. If we are unable to satisfy the Nasdaq criteria for continued listing, our Ordinary Shares would be subject to delisting. A delisting of our Ordinary Shares could negatively impact us by, among other things, reducing the liquidity and market price of our Ordinary Shares; reducing the number of investors willing to hold or acquire our Ordinary Shares, which could negatively impact our ability to raise equity financing; decreasing the amount of news of us; and limiting our ability to issue additional securities or obtain additional financing in the future. In addition, delisting from Nasdaq may negatively impact our reputation and, consequently, our business.

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

Our governing documents contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that:

•         authorize our board of directors to issue, without further action by our shareholders, undesignated preferred shares with terms, rights and preferences determined by its board of directors that may be senior to our Ordinary Shares;

•         impose advance notice requirements for shareholder proposals;

•         limit our shareholders’ ability to call special meetings; and

•         require approval from the holders of at least two-thirds in voting power of all outstanding shares who attend and voted at a general meeting of our shareholders to amend certain provisions of our governing documents.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed, by our governing documents and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our governing documents have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”

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

If we fail to satisfy the continued listing requirements of Nasdaq such as any applicable corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below Nasdaq’s minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. If we are delisted, there could be significant material adverse consequences, including:

•         a limited availability of market quotations for our securities;

•         a limited amount of news and analyst coverage for us; and

•         a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.

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

The stock exchanges, including Nasdaq, on which certain of our securities are listed as described elsewhere herein, may from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our Ordinary Shares and Warrants, the market price of our Ordinary Shares and Warrants may be volatile and could decline significantly. Given the recent price volatility of our Ordinary Shares and relative lack of liquidity therein, there is no certainty that warrantholders will exercise their Warrants and, accordingly, we may not receive any proceeds in relation to our outstanding Warrants. In addition, the trading volume in our Ordinary Shares and Warrants may fluctuate and cause significant price variations to continue to occur. We cannot assure you that the market price of our Ordinary Shares and Warrants will not continue to fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•         certain of the Selling Securityholders purchased the securities registered for resale under the Resale Registration Statement at prices that are lower than the current market prices for such securities and, accordingly, may be or are incentivized to sell them under the Resale Registration Statement (for example, the Sponsor acquired its SPAC Private Warrants for US$1.50 per warrant, and each Warrant is exercisable for one Ordinary Share at an exercise price of US$11.50 per share);

•         the Ordinary Shares (including Ordinary Shares underlying Warrants) offered under the Resale Registration Statement exceeded the total number of outstanding Ordinary Shares as of June 30, 2025, and sales of a significant number of such Ordinary Shares could materially adversely affect the trading prices of our securities;

•         failure to comply with the requirements of Nasdaq;

•         failure to comply with the Sarbanes-Oxley Act or other laws or regulations; and

•         failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors.

In addition, if our performance does not meet market expectations, the price of our securities may decline. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Factors affecting the trading price of our Ordinary Shares and Warrants may also include:

•         actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•         changes in the market’s expectations about operating results;

•         our operating results failing to meet market expectations in a particular period;

•         operating and stock price performance of other companies that investors deem comparable to us;

•         changes in laws and regulations affecting our business;

•         commencement of, or involvement in, litigation involving us;

•         changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•         any significant change in our board or management;

•         sales of substantial amounts of our Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•         general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

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

Based on the expected composition of the Registrant’s income and assets and the estimated value of the Registrant’s assets, the Registrant does not believe they were a PFIC for the taxable year ending June 30, 2025. However, because the Registrant’s PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of the Registrant’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Ordinary Shares from time to time, which could be volatile), there can be no assurances the Registrant will not be a PFIC for its taxable year ending June 30, 2025, or any future taxable year.

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

Due to the significant number of SPAC Class A Ordinary Shares that were redeemed in connection with the Business Combination, the number of Ordinary Shares that the Selling Securityholders can sell into the public markets pursuant to the Resale Registration Statement may exceed our public float. In addition, the Ordinary Shares beneficially owned by the Lavoro Original Shareholders represent 86.3% of our total outstanding Ordinary Shares (including 3,006,049 Vesting Founder Shares outstanding as of June 30, 2025), these holders have the ability to sell all of their Ordinary Shares pursuant to the Resale Registration Statement so long as it is available for use. Given the substantial number of Ordinary Shares registered for potential resale by Selling Securityholders pursuant to the Resale Registration Statement (and the concentration of such Ordinary Shares among the Lavoro Original Shareholders in particular), the sale of Ordinary Shares by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of Ordinary Shares intend to sell Ordinary Shares, particularly the Lavoro Original Shareholders, could increase the volatility of the market price of our Ordinary Shares or result in a significant decline in the public trading price of our Ordinary Shares.

In addition, some of the Ordinary Shares being registered for resale were acquired by the Selling Securityholders for prices considerably below the historical market price of the Ordinary Shares. Even if the current market price is significantly below the price at the time of the initial public offering of TPB SPAC (as defined herein), certain Selling Securityholders may have an incentive to sell because they have purchased their Ordinary Shares at prices significantly lower than our public investors or the historical trading price of the Ordinary Shares and may profit significantly so even under circumstances in which our public shareholders or certain other Selling Securityholders would experience losses in connection with their investment. For additional information, see “Selling Securityholders” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and Warrants—The Ordinary Shares being registered for resale in this annual report represent a substantial percentage of our outstanding Ordinary Shares and the sale of such securities could cause the market price of our Ordinary Shares to decline significantly.”

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

Recent Developments

Court Ratification of Out-of-Court Restructuring Plan

On June 18, 2025, Lavoro Brazil, our wholly owned subsidiary and the operating entity of our Brazil Ag Retail segment, submitted our EJ Plan to the commercial courts of São Paulo, Brazil. The EJ Plan was filed in connection with a previously negotiated out-of-court restructuring agreement with certain of Lavoro Brazil’s principal agricultural input suppliers. The agreement provides for an extension of payment terms and the establishment of a multi-year inventory supply and financing framework.

The EJ Plan was structured under the provisions of the Brazilian Bankruptcy Law (Law No. 11,101/2005), which permits out-of-court restructuring plans to be negotiated with specific creditor classes and subsequently submitted for judicial confirmation. Upon judicial confirmation, the EJ Plan will become binding on all creditors within the relevant classes, including those who did not participate in the initial agreement. The EJ Plan applies solely to Lavoro Brazil and does not extend to any of the Company’s other operating subsidiaries within the Latam Ag Retail or Crop Care segments (excluding Perterra, which is consolidated within Lavoro Brazil). The EJ Plan does not affect the rights or obligations of financial creditors, employees, contractors, or service providers.

As of the filing date, approximately R$2.5 billion of trade payables owed by Lavoro Brazil to its suppliers are subject to restructuring under the EJ Plan. The plan classifies affected suppliers into distinct creditor classes, each of which is subject to tailored repayment terms. These include:

•         General Supporting Creditors—full repayment of principal plus interest indexed to the IPCA rate, with a portion of claims (up to 10%) to be settled through in-kind deliveries of previously purchased inventory. The remaining balance is to be repaid in 10 equal semiannual installments beginning in September 2025;

•         Seed Supporting Creditors—full repayment of principal with IPCA-indexed interest, to be repaid in five equal semiannual installments beginning in October 2025;

•         Special Supporting Creditors—full repayment of principal plus IPCA-indexed interest, with up to 20% of claims (or 40% in the case of U.S. dollar-denominated claims) settled in kind, and the remaining balance payable in eight equal semiannual installments beginning in September 2025;

•         Small Supporting Creditors—lump-sum cash payments of up to R$50,000, with any balance discharged;

•         Non-Supporting Creditors—a single lump-sum payment of 50% of the outstanding claim on June 30, 2032, with IPCA-indexed interest accrued until the payment date.

In parallel with the restructuring of existing obligations, the EJ Plan includes a multi-year framework with certain supporting creditor classes to govern ongoing inventory supply and financing arrangements. This framework establishes standardized commercial terms intended to ensure continuity of supply and mitigate disruptions resulting from adverse changes in market credit conditions.

On September 9, 2025, Lavoro Brazil obtained the statutory majority support from affected supplier creditors required for court confirmation of the EJ Plan under Brazilian law.

On November 25, 2025, the EJ Plan was ratified by the 2nd Court of Bankruptcies and Judicial Reorganizations of the Central District of the City of São Paulo, Brazil. Court ratification grants binding effect to the EJ Plan’s terms with respect to all eligible supplier creditors, including those that did not adhere voluntarily, and represents the culmination of the restructuring process.

The EJ Plan will result in the novation of affected obligations, the termination of any related judicial proceedings, the release of collateral and guarantees, and the regularization of Lavoro Brazil’s credit profile before Brazilian credit protection agencies. We believe that the EJ Plan provides a sustainable framework for the recovery of Lavoro Brazil’s commercial operations and financial position by improving cash flow visibility and operational planning, while preserving key supplier relationships and ensuring stable product availability.

Tax Assessment Notices

Subsequent to June 30, 2025, we were notified of new tax assessment notices totaling approximately R$ 97 million, classified as possible loss, as well as new labor claims totaling approximately R$ 10 million, also classified as possible loss.

New Financing Transactions

Subsequent to June 30, 2025, through the date of this annual report, certain subsidiaries entered into a number of financing agreements totaling an aggregate principal amount of R$376 million. These financings were entered into at interest rates ranging from the CDI rate plus 2.60% to 7.50% and fixed interest rates ranging from 8.90% to 115.08%, with maturities ranging from August 2025 to May 2030.

Non-Compliance Notices from Nasdaq

On July 10, 2025, we received a notice of non-compliance from Nasdaq Stock Market LLC stating that we were not in compliance with Nasdaq Listing Rule 5250(c)(2) as a result of the delayed filing of our Form 6-K reporting interim financial information for the six-month period ended December 31, 2024. On November 19, 2025, we received a further notice stating that we were not in compliance with Nasdaq Listing Rule 5250(c)(1) as a result of the delayed filing of our Form 20-F for the year ended June 30, 2025. In response to the non-compliance notices from Nasdaq, we submitted a plan to Nasdaq to regain compliance with the listing rules. Nasdaq accepted our plan, requiring that we file both our interim financial information for the six-month period ended December 31, 2024 and our Form 20-F by no later than December 29, 2025. As the Company previously announced, including on the Form 12b-25 filed on November 3, 2025, the delay in the filing of the Company’s 20-F is due to the complexities associated with the EJ Plan announced in June 2025.

Related party transactions – Agricultural Inputs

Subsequent to June 30, 2025, we entered into a new transaction related to the acquisition of agricultural inputs from related parties controlled by funds managed by Patria Investments Ltd, in the amount of R$165 million.

Waiver of the right to declare early maturity – Agribusiness Receivables Certificate (CRA)

On July 30, 2025, a meeting of the holders of the Agribusiness Receivables Certificate (“CRA”) was held, during which the waiver of the right to declare acceleration of the Commercial Notes (“waiver”) — and consequently of the CRA itself — was approved, due to the non-compliance with certain financial covenants, as described in Note 20 to our audited consolidated financial statements.

As consideration for the waiver, we undertook to deposit, into an escrow account held by the securitization company, an amount equivalent to four subsequent monthly installments, as established in the issuance deed. This amount shall be used monthly to settle upcoming obligations and, until the final maturity date or any potential early settlement, a balance equivalent to one monthly remuneration installment must be maintained in the aforementioned account.

Additionally, beginning in October 2025 and every six months thereafter, we are required to make an additional deposit equivalent to six monthly remuneration installments, intended for the settlement of future obligations. As a result of the waiver granted, the outstanding balance of this debt was reclassified to non-current liabilities as from July 2025.

Change in Executive Leadership

On November 30, 2025, Ruy Cunha stepped down as our Chief Executive Officer, having served in the role since February 2022. The Board of Directors appointed Marcelo Pessanha to succeed Mr. Cunha as Chief Executive Officer, effective December 1, 2025. Prior to the appointment, Mr. Pessanha served as Vice President of Sales and Marketing for Lavoro Limited since July 2024 and leads commercial operations for Lavoro Brazil. Previously, he served as Chief Executive Officer of Crop Care from April 2022 to July 2024.

Corporate Reorganization and Disposal of Equity Interest

After June 30, 2025, Lavoro completed a corporate reorganization whereby Crop Care transferred, its equity interests in its specialty products subsidiaries — Union Agro S.A., Agrobiológica Sustentabilidade S.A., Agrobiológica Soluções Naturais Ltda. and Cromo Indústria Química Ltda. — to a newly incorporated entity, Triagro Participações S.A. (“Triagro”) Following the reorganization, Crop Care retained a single subsidiary, Perterra.

On December 15, 2025, Lavoro Uruguay S.A., an indirect wholly-owned subsidiary of Lavoro, sold a 53.3% equity interest in Triagro Participações S.A. Under the terms of transaction, a majority stake in Triagro Participações S.A.has been acquired by certain funds managed by Patria Investments Limited, therefore a related party. The transaction was structured as an all-cash sale for approximately R$400 million, payable at closing. Lavoro has retained the remaining minority equity interest in the Triagro Participações S.A.

Following the separation from Lavoro’s business and sale of the majority stake, we intend for the commercial relationship between Lavoro and Crop Care to remain substantially unchanged.

Closure of North GCU Operations

Subsequent to June 30, 2025, we approved the closure of retail operations comprising the North CGU, in our Brazil Ag Retail segment. The closure is in line with the going concern strategies described in Note 1 to our audited consolidated financial statements included elsewhere in this annual report. As of the date of this annual report, the closure process was already in progress.

B. Business Overview

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

Subsequent to June 30, 2025, on December 15, 2025, we completed the sale of a majority equity interest in Triagro, which owns Union Agro S.A., Agrobiológica Sustentabilidade S.A., Agrobiológica Soluções Naturais Ltda. and Cromo Indústria Química Ltda. (the “Crop Care Companies”) which in turn own and operate businesses in our Crop Care segment, to funds managed by Patria Investments Limited for approximately R$400 million. Following this transaction, we retained (i) Perterra, which is part of our Crop Care segment, and imports and distributes off-patent crop protection products, and (ii) a minority equity interest in the Crop Care Companies via our 46.7% ownership of Triagro. For more information, see "—A. History and Development of the Company—Recent Developments—Sale of a Majority Equity Interest in Crop Care."

As a result of our scale, differentiated business model and private label specialty products, we offer farmers a comprehensive portfolio of products and services. Our goal is to support our farmer clients across the crop cycle through our RTVs (Representante Técnico de Vendas), which are our technical sales representatives. We have a highly skilled and technical salesforce that provides high quality agronomic advisory services, generating value for farmers and, in turn, gaining their trust. We leverage proprietary data analysis to understand each client's unique circumstances, enabling us to tailor our product and service offerings and cultivate lasting relationships built on trust.

We occupy a central role in the agribusiness chain: providing small and medium-sized farmers the most suitable agricultural inputs and services to grow their crops at higher yields, which in turn improves their profitability. These small and medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage are typically not serviced directly by agricultural inputs suppliers. In Brazil, this segment of the market represents 65% of the cultivated land, whereas large farmers (owning more than 10,000 hectares) and micro farmers (owning less than 100 hectares) represent 15% and 20%, respectively, according to a 2017 census by IBGE. Our agricultural inputs retail operations focus on small and medium-sized farmers, as large farmers, given their sizeable purchase volumes, are typically directly serviced by agricultural inputs suppliers.

We have a broad geographical footprint in the countries where we operate. In Brazil, we operate in several states, with meaningful presence in the states of Paraná, Minas Gerais, Mato Grosso do Sul, Rio Grande do Sul, and São Paulo, key agriculture centers in the country. In Colombia, our operations cover a wide range of regions, where we believe we are a leading distributor of agricultural inputs. In May 2024, we entered the Ecuadorian inputs market by opening our first store under our Agrointegral brand. Our geographic diversification across the continent serves as a critical risk mitigant for our operations, particularly in relation to adverse weather events and the seasonality of specific crops. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Seasonality”.

As of June 30, 2025, we operated 169 physical stores, 135 in Brazil, 33 in Colombia and 1 in Ecuador, located in core crop regions where we maintain established customer and supplier relationships. As we refine our retail footprint and service model, we aim to enhance service quality and support deeper customer engagement, while maintaining coverage in selected strategic markets. Our employed RTVs are dedicated to regularly visiting farmers, we monitor crop progress and provide a broad spectrum of advisory services, including crop planning, planting guidance, input selection, and product application recommendations. Lavoro considers these services crucial for driving sales conversion and building lasting client loyalty.

Understanding our customer needs and providing first rate agronomic and other services is a critical element to our strategy. By focusing on strengthening loyalty and trust with small and medium-sized farmers, we seek customer retention, and greater share of wallet and market share over time. Our goal is to consistently remain a leader in client satisfaction and market share in the regions that we operate. To achieve this will require us to (1) continue to recruit and retain high performing RTVs, and continuously train them to operate at the highest level in terms of their technical and agronomic knowledge, (2) provide our RTVs with the requisite Customer Relationship Management (CRM) and business intelligence tools to improve their productivity and effectiveness of their client interactions, (3) retain our reputation as a reliable distributor of the most in-demand agricultural inputs at competitive prices.

Our plans of adding new differentiated services and providing value-add agricultural technology to small and medium-sized farmers, which are underserved at present, will further bolster our reputation as a “one-stop-shop” go- to retailer and improve our wallet share over time. As part of our comprehensive agronomic services, we also offer crop insurance to Brazilian farmers through partnerships with three insurance companies. The product we offer, Agrícola Flex, provides productivity coverage for soybean, corn, and wheat crops.

Maintaining a strong relationship with input suppliers is critical to the success of any agricultural inputs retailer in Latin America. In that respect, we have developed long-lasting relationships with the major agricultural inputs suppliers in the region. During 2025, we and other industry participants faced significant challenges as suppliers rapidly tightened inventory financing terms in response to broader market conditions. In June 2025, our Brazilian operations filed an out-of-court restructuring plan under Brazil's Extrajudicial Reorganization framework with a group of key agricultural input suppliers. The plan addresses certain trade payables to these suppliers and establishes multi-year supply and inventory financing arrangements intended to enhance continuity and predictability of product availability. More than 60% of eligible suppliers elected to participate in the plan, reflecting their continued commitment to our commercial partnership. On November 25, 2025, the plan was ratified by the court and is now binding on all eligible suppliers. We believe our scale and market position make us a valued partner to suppliers, and the majority support for the restructuring plan demonstrates the strength of these relationships. For additional information, see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Out-of-Court Restructuring Agreement and Plan."

In addition to distributing agricultural inputs from third-party suppliers, through our Crop Care segment and minority equity stake in Crop Care Companies we offer a portfolio of private-label specialty products and off-patent crop protection products.

In the fiscal year 2025, our product category mix as a percentage of agricultural inputs revenue across Brazil Ag Retail and Latam Ag Retail was 50% for crop protection products, 21% for fertilizers, 19% for seeds and 10% for specialty products.

Products	Category Mix[1]
Crop Protection	• Herbicides • Fungicides • Insecticides	50%
Fertilizers	• NPK	21%
Seeds	• Soybean • Corn • Cotton • Wheat • Sorghum • Other	19%
Specialties	• Biologics • Foliar fertilizers • Adjuvants • Micronutrients • Other specialties	10%

Source: Company analysis for the fiscal year ended June 30, 2025.

(1) Inputs revenue mix.

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

Currently, 30,000 farmers and over 100,000 rural properties are monitored, with at least one verification per year. The primary goal is to prevent illegal deforestation within our supply chain and ensure that all commodities that we sell are legally sourced. This compliance aligns our operations with the EU Deforestation Regulation (EUDR), enhancing confidence among business partners and investors.

Barter transactions also function as a key commercial strategy, fostering client loyalty while enabling us to provide a wider range of high-quality products. For the fiscal year ended June 30, 2025, barter transactions accounted for 10.0% of our revenue, up from 11.2% in the fiscal year ended June 30, 2024.

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

The prices of agricultural inputs and crop prices (such as soybean and corn) are subject to volatility resulting from weather conditions, crop yield, transportation costs, storage costs, the Brazilian government agricultural policy, exchange rates and demand for these commodities in the international market, among other factors. If we are unable to pass rising costs on to our farmer clients, or the farmer barter exchange ratios for our clients worsen over time, the demand for our products and our margins may be affected, and we may face significant losses in our operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our operating results are highly dependent upon and fluctuate based upon business and economic conditions and governmental policies affecting the agricultural industry in which we or our customers operate.  These factors are outside of our control and may significantly affect our profitability” and “—We may be adversely affected by the ongoing wars between Russia and Ukraine and in the Middle East.”

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

In 2019, we began our verticalization strategy by developing and acquiring input suppliers that distribute products to Lavoro’s agricultural retail channel, as well as to third-party agricultural retailers and directly to large-scale farmers. Collectively, this business is called Crop Care. It began with the creation of Perterra, our own line of off-patent crop protection products. We further strengthened our vertical integration strategy by acquiring Agrobiológica Soluções Naturais Ltda., or Agrobiológica, an agricultural biological player, in 2020; Union Agro, a specialty fertilizer manufacturer and supplier, in 2021; and Cromo Química, a company specialized in the production of high-performance adjuvants, in 2023. As a result of these acquisitions, Crop Care has become one of the leading agricultural specialty inputs players in Brazil in a short period of time.

On December 15, 2025, we completed the sale of a majority equity interest in Triagro, which owns the Crop Care Companies, to funds managed by Patria Investments Limited for approximately R$400 million. Following this transaction, we retained (i) Perterra, which is part of our Crop Care segment, and imports and distributes off-patent crop protection products, and (ii) a minority equity interest in the Crop Care Companies via our 46.7% ownership of Triagro. For more information, see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Sale of a Majority Equity Interest in Crop Care."

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

Our primary ESG focus areas include food security, climate change, promoting sustainable agriculture, controlling deforestation, and upholding human rights within our value chain, including client operations in rural areas. We are dedicated to regenerative and low-carbon agriculture, offering innovative biological solutions, low-carbon inputs, and specialty fertilizers, such as foliar products and micronutrients.

We perform a socio-environmental assessment for operations governed by our Credit Policy, covering 20 environmental and social criteria under a proprietary protocol. The analysis is executed on digital platforms using georeferencing, artificial intelligence, and big-data tools, and is integrated with credit and payment risk evaluations. We currently monitor approximately 30,000 farmers and over 100,000 rural properties, with at least one verification per year, with the objective of preventing illegal deforestation within our value chain and ensuring that commodities we sell are legally sourced. In this context, the EU Deforestation Regulation (Regulation (EU) 2023/1115) requires companies trading with the European Union to demonstrate that covered products are deforestation-free and compliant with local environmental laws, including due diligence with geolocation data and environmental risk assessment. The application deadline is December 2025, and major trading companies operating in Brazil have publicly stated their commitment to compliance.

Separately, we prepare an annual greenhouse gas emissions inventory for our operations, publish a sustainability report following the Global Reporting Initiative (GRI) framework, and, starting in 2021, we have reported to CDP on an annual basis. The 2025 fiscal year will mark our second year of reporting to CDP, reinforcing our commitment to transparency in climate-related disclosures. Over the next two years, we intend to align governance and reporting processes with IFRS S2 – Climate-related Disclosures, issued by the International Sustainability Standards Board (ISSB), including integration of existing TCFD-aligned practices and expansion of internal controls to support consistent collection and disclosure of climate-related metrics, risks, and opportunities. Although IFRS S2 is not yet mandatory in Brazil, the Brazilian Securities Commission (Comissão de Valores Mobiliários) (CVM) has indicated its intention to progressively adopt ISSB standards (IFRS S1 and IFRS S2), with initial implementation expected as early as 2026. While not a current legal requirement, alignment with these standards is increasingly expected by international investors and issuers listed on global exchanges such as Nasdaq and is intended to enhance comparability and consistency with emerging global practice.

Key Operating and Financial Information

The metrics below summarize historical results for the periods indicated and are provided for context. They should not be viewed as indicative of current priorities or near-term trends. See Item 5. Operating and Financial Review and Prospects

Key Financial Metrics

The following table presents certain key financial performance metrics as of the dates and for the years indicated:

	As of and For the Fiscal Year Ended
	June 30,
	2025	2025	2024	2023
	(in US$)(1)		(in R$)
	(in millions, except as otherwise indicated)
Revenue	1,194.3	6,517.3	9,392.3	9,347.4
Gross margin(2)	13.9%	13.9%	14.2%	18.5%
Loss for the year	(528.5)	(2,883.9)	(785.0)	(218.7)
Adjusted EBITDA(3)	(86.6)	(472.8)	263.2	787.9
Adjusted EBITDA Margin(3)	-7.3%	-7.3%	2.8%	8.4%
Net Debt(4)	293.2	1,599.9	1,131.1	826.4
Net Debt/Adjusted EBITDA Ratio(4)	-3.4x	-3.4x	4.3x	1.0x
Working capital/revenue(5)	0.0x	0.0x	0.1x	0.2x

n.m. = not meaningful

 (1) For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.4571 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”

(2) Gross margin is calculated as gross profit as a percentage of revenue for the year.

(3) Adjusted EBITDA is defined as loss for the year, adjusted for finance income (costs), income taxes current and deferred, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely (i) share of profit of an associate; (ii) impairment losses; (iii) fair value on inventory sold from acquired companies; (iv) M&A expenses that in management’s judgment do not necessarily occur on a regular basis, (v) listing expenses refers to any excess of fair value of our Ordinary Shares issued over the fair value of TPB SPAC identifiable net assets acquired, which represents compensation for the service of a stock exchange listing for our shares and is expensed as incurred, (vi) share-based compensation expenses, (vii) one-off bonuses paid out to our employees recognized across multiple quarters during the fiscal years, (viii) monitoring expenses, related to expenses paid to Patria in relation to management consultancy services in connection with acquisition transactions; (ix) restructuring expenses related to store closures and other footprint rationalization initiatives carried out under Lavoro’s restructuring plan; and (x) EJ plan expenses, related to professional fees and other expenses incurred in connection with the Company’s extrajudicial restructuring process in Brazil. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by our revenue for the year. For further information on Adjusted EBITDA and Adjusted EBITDA Margin, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our loss for the year.

(4) Net Debt is calculated as borrowings (current and non-current) plus Agribusiness Receivables Certificates (current and non-current), obligations to FIAGRO quota holders (current) and payables for the acquisition of subsidiaries (current and non-current), less cash equivalents. Net Debt/Adjusted EBITDA Ratio, also a non-IFRS financial measure, is calculated as Net Debt divided by Adjusted EBITDA. For further information on Net Debt and Net Debt/Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt/Adjusted EBITDA Ratio.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Net Debt and Net Debt/Adjusted EBITDA Ratio to our borrowings.

(5) Working capital/revenue is calculated as working capital divided by our revenue for the year. Working capital is calculated as the sum of the balance (current and non-current) of trade receivables, inventories, advances to suppliers, taxes recoverable, and other assets less the sum of the balance (current and non-current) of trade payables, advances from customers, salaries and social charges, taxes payable and other liabilities.

Operational Data

The tables below show our main operating indicators as of the dates indicated:

	As of June 30,			2025-2024 Variation (%)	2024-2023 Variation (%)
	2025	2024	2023
Number of stores	169	223	220	(24.2)%	1.4%
Number of RTVs(1)	935	1,101	1,080	(15.1)%	1.9%
Number of employees(2)	2,975	3,767	3,778	(21.0)%	(0.3)%
Number of active clients(3)	71,818	77,133	74,562	(6.9)%	3.4%

(1) RTVs (Representante Técnico de Vendas) refer to our technical sales representatives for each of our retail stores, and who develop commercial relationships with farmers. Number of RTVs is calculated as the average number across quarters within the fiscal year.

(2) Includes number of RTVs.

(3) Number of active clients refers to the total number of small and medium-sized farmers and retailers, classified as active in our records during the fiscal year, based on our current customer tracking methodology.

Our Strategy

Strategic refocus on core operations

Our strategy has evolved in response to the significant operational and financial challenges we faced during fiscal year 2025. A sudden and severe tightening of supplier inventory financing terms, which impacted Brazil’s agricultural inputs industry broadly, contributed to a decline in our revenue and strained our liquidity position. In light of these conditions, we have reoriented our priorities toward operational efficiency, cost discipline, balance sheet improvement, and a return to profitability.

To achieve these objectives, we are right-sizing our footprint in core Brazilian row-crop regions and concentrating resources where our go-to-market model is most effective. Our near-term priorities include improving store and RTV productivity by reallocating territories to balance coverage and profitability, while continuing to invest in tools and support that enable our RTVs to deliver strong customer service. We believe these initiatives will support healthier unit economics over time by increasing customer penetration and share of wallet in selected markets, while reducing our fixed cost base and improving capital efficiency.

Strengthen operating and commercial capabilities

Our operating model centralizes activities that benefit from scale and standardization, such as supply and operations planning and purchasing, while maintaining regional execution for activities requiring local agility, such as logistics. Since 2020, we have managed supplier negotiations through a centralized purchasing structure staffed by category managers with expertise across our principal agricultural input categories. This structure consolidates purchasing needs and optimizes order timing, generating efficiencies particularly in commoditized and off-patent products while supporting disciplined procurement strategies for patented and branded inputs.

To support commercial execution and supply-chain management, we have implemented Salesforce customer relationship management tools. The CRM platform supports RTV productivity by organizing customer interactions and capturing data that informs planning and agronomic recommendations. We also maintain an internal training platform, AgroSemear, which provides professional development courses to employees. These capabilities are designed to enhance service quality, support operating leverage, and strengthen our value proposition to farmer customers.

Growing private label share of product portfolio

We believe that vertical integration through private label off-patent agrochemicals and specialty products is an important component of our long-term strategy to improve distribution margins. Specialty products, including biologicals, adjuvants, and specialty fertilizers, typically command higher margins than traditional agricultural inputs due to their differentiated performance characteristics and, where we produce or source them directly, our ability to capture manufacturing margin in addition to distribution margin. Similarly, our private label off-patent agrochemicals imported through Perterra generate higher margins than equivalent products sourced from third-party suppliers. As of June 30, 2025, Perterra held over 125 import licenses and more than 35 registered products.

As described elsewhere in this annual report, in December 2025, we completed the sale of a majority equity interest in Triagro, which owns the Crop Care Companies, to funds managed by Patria Investments Limited for approximately R$400 million. Following this transaction, we retained (i) Perterra, which is part of our Crop Care segment, and imports and distributes off-patent crop protection products, and (ii) a minority equity interest in the Crop Care Companies via our 46.7% ownership of Triagro. For more information, see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Sale of a Majority Equity Interest in Crop Care."

Notwithstanding the transaction described above, through our full ownership of Perterra and continued distribution arrangement with the Crop Care Companies, we expect to continue growing the private label share of our product portfolio.

Our Competitive Advantages

Our goal is to transform the Latin American agricultural inputs market through our platform and differentiated business model. We believe that the following competitive advantages set us apart from our competitors, and support our performance over time.

Significant presence and operating scale in core markets

Our scale provides advantages in a market characterized by high fragmentation and a large prevalence of small local retailers. We operate centralized back-office functions in Curitiba, Brazil, integrate planning, logistics and storage activities for our regional network of stores, supported by CRM and planning tools to enhance field execution. While we have optimized our commercial footprint, we retain meaningful scale in selected core regions, supported by centralized operations.

However, we are subject to risks relating to our presence in Latin American countries. Latin America has experienced, and may continue to experience, adverse economic or political conditions that may impact our business, financial condition and results of operations (in particular due to governmental intervention, inflation, exchange rate instability, and disruption or volatility in global financial and credit markets). See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry.”

Diversified customer and crop exposure

Our stores and RTVs are located across Brazil, Colombia and Ecuador. We continue to serve core regions in these markets and will selectively evaluate opportunities in other Latin American geographies for the future. We maintain a multi-product and multi-brand approach, which enables us to cater to numerous small and medium-sized farmers across many regions and to have exposure to a wide variety of crops, including soybean, corn, potato, and rice. This broad commercial reach is reflected in our customer segmentation: our top 100 clients represented only 15% of our sales in the fiscal year ended June 30, 2025 (10% in the fiscal year ended June 30, 2024).

Highly trained and engaged sales team

Our highly skilled RTVs play an important role in developing and building close and long-lasting relationships with our farmer clients. Our RTVs are responsible for providing tailored agronomic recommendations to our clients, helping them select the right products given their specific needs throughout the planting and harvest process.

Our RTVs undergo thorough sales training which covers all aspects of the sales process, and are taught by specialists in sales management. Mandatory training also includes modules on credit policies, integrity, compliance, and data protection. Additionally, training can be complemented through our AgroSemear platform, on which our RTVs and employees can complete elective courses on topics such as leadership, innovation, time management, among others. Moreover, RTVs occasionally receive training from suppliers covering specific product characteristics or product application techniques. Our training aims to develop the best RTVs in the market, which translates into satisfied and repeat customers.

Tailored solutions through our vertically integrated Crop Care offerings

Our Crop Care segment, established in 2019, has been a significant contributor to our competitive position. Segment revenue grew from R$632.8 million in the fiscal year ended June 30, 2023 to R$852.2 million in the fiscal year ended June 30, 2025, representing 23.5% of consolidated gross profit in the latter period. Crop Care's portfolio of specialty products provides differentiated solutions tailored to the unique agricultural challenges of Latin America, including pest resistance, multiple growing cycles, and evolving sustainability requirements.

As described elsewhere in this annual report, in December 2025, we completed the sale of a majority equity interest in Triagro, which owns the Crop Care Companies, which in turn own and operate businesses in our Crop Care segment, to funds managed by Patria Investments Limited for approximately R$400 million. Following this transaction, we retained (i) Perterra, which is part of our Crop Care segment, and imports and distributes off-patent crop protection products, and (ii) a minority equity interest in the Crop Care Companies via our 46.7% ownership of Triagro. For more information, see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Sale of a Majority Equity Interest in Crop Care."

Regulatory Overview

Brazil

Data Protection and Privacy

On September 18, 2020, Brazilian Federal Law No. 13.709/2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or LGPD, came into effect to regulate the processing of personal data in Brazil. Administrative sanctions under the LGPD became applicable as of August 1, 2021. The LGPD establishes general principles, obligations and detailed rules to be observed by individuals or public or private companies in operations involving the processing of personal data in Brazil, including the collection, use, processing, storage and any operation carried out with personal data, which affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is processed, whether in a digital or physical environment. The LGPD provides for, among others, the rights of data subjects, the legal bases applicable to the processing of personal data, the requisites to obtain consent, the obligations and requisites related to security incidents and leakages and transfers of data, either Brazilian or international, as well as the creation of the National Authority for Data Protection (Autoridade Nacional de Proteção de Dados), or ANPD, responsible for the inspection, promotion, disclosure, regulation, the establishment of guidelines and application of the LGPD.

In case of non-compliance with the LGPD, we can be subject to administrative sanctions applicable by the ANPD on an isolated or cumulative basis, that can range from a warning, obligation to disclose incidents, temporary blocking and/or elimination of personal data related to the infraction, a simple fine of up to 2.0% of our revenue, or revenue of the company or group of companies in Brazil for the last fiscal year, excluding taxes, up to the global amount of R$50 million per violation, a daily fine, up to the aforesaid global limit, suspension of the operation of the database related to the infraction for a maximum period of six months, which can be extended for an equal period, up to the regularization of the processing by the controlling shareholder, suspension of activities related to processing of personal data related to the infraction for a period of six months, which can be extended for an equal period, and partial or total prohibition to exercise activities related to data processing.

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

Although we do not believe that compliance with these laws and regulations will have a material adverse effect on our business, financial condition or results of operations, the enactment of new data protection and privacy laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability. To this end, we took key steps towards compliance with the LGPD through the calendar year ended December 31, 2021, such as approving information security, privacy and cybersecurity policies, creating an online channel for communications with personal data subjects, and training certain of our personnel on the requirements of the LGPD. We have been taking complementary actions toward fully complying with the LGPD. Our LGPD adequacy action plan is based on six pillars: governance, data compliance, risk analysis and management, culture and communication, privacy by design and cybersecurity. Our governance, data compliance, risk analysis and management, culture and communication and privacy by design action plans have already been implemented, while our cybersecurity risk action plan is still in the process of being completed. In particular, in order to be fully compliant with the LGPD, we are required to test and prove the effectiveness of our backup and data recovery plan. As a result, we expect to achieve full compliance with the LGPD once this final step of our action plan is completed.

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

Each activity undertaken in Brazil considered as potentially polluting must be subject to the environmental licensing. Those activities with a more significant impact must be submitted to a three-phase environmental licensing process:

•         Preliminary License (Licença Prévia or “LP”) – issued during the preliminary phase of the project or the activity, approving its location and design, certifying the environmental feasibility and establishing the basic requirements and conditions to be met during the subsequent stages of implementation;

•         Installation License (Licença de Instalação or “LI”) – authorizes the construction of the project or activity in accordance with the specifications set forth in the plans, programs and projects approved by the relevant authority, including environmental control measures and other conditions; and

•         Operation License (Licença de Operação or “LO”) – authorizes the operation of the activity or project upon verification of compliance with the previous licenses, with environmental control measures and conditions specified for the operation.

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

The lack of environmental licenses to construct, implement, operate, expand or enlarge an enterprise or activity that causes significant environmental impact subjects the wrongdoers to criminal and administrative sanctions, despite the legal obligation to remedy the eventual damages caused. In the administrative sphere, the legislation in force authorizes the imposition of fines ranging from R$50.00 to R$50 million, among other penalties such as warning, embargo, full or partial suspension of the activities and demolition. Please notice that these sanctions are also applicable in case the entrepreneur fails to comply with the technical conditions established in the related environmental license.

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

Soy Moratorium

The Soy Moratorium is a voluntary, sectoral agreement first adopted in 2006 among certain producers, trading companies, civil society organizations and government bodies. It operates as a market standard under which participating buyers commit not to purchase soy produced on lands in the Amazon biome that were deforested after July 2008. While not codified in Brazilian law, the Moratorium is widely used by market participants as a deforestation-free procurement benchmark, relying on satellite-based monitoring and supplier screening mechanisms. Brazilian courts and administrative authorities have, in certain contexts, referenced multi-stakeholder agreements as interpretive aids to environmental and sustainability obligations. At the same time, the Moratorium’s legal status, scope and continuity have been the subject of public debate and legal challenges, and other regimes (including foreign legislation) continue to evolve. As a result, companies exposed to the soybean value chain face compliance and traceability expectations that may change over time and may not fully align across frameworks (e.g., differences in geographic scope, cut-off dates, data standards, or implementation timelines). On September 30, 2025, Brazil’s antitrust authority, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, suspended the Soy Moratorium, effective January 1, 2026.

On November 5, 2025 Justice Flávio Dino of the Supreme Court of Brazil (Supremo Tribunal Federal), or STF, granted a preliminary injunction suspending, nationwide, all judicial and administrative proceedings that challenged the legality or constitutionality of the Soy Moratorium, including cases before Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE. The decision aimed to curb excessive litigation and ensure legal certainty, determining that the matter should only be definitively resolved after a final ruling by the STF, with the suspension remaining in effect until such a decision is issued by the Court.

Extrajudicial Reorganization

Extrajudicial reorganization (recuperação extrajudicial) is a legal mechanism under Brazilian Federal Law No. 11,101/2005 (as amended by Law No. 14,112/2020) that allows a company in financial distress to restructure its obligations through a court-confirmed agreement negotiated directly with its creditors. The plan may address all or part of the company's indebtedness and applies only to the creditor classes explicitly included in the filing. Once the plan is confirmed by a court, it becomes binding on all creditors within each class, including dissenting or non-participating creditors. Creditors outside the scope of the plan remain unaffected.

To be eligible for confirmation, the plan must be supported by creditors representing more than 50% of the value of claims in each affected class. A company may submit a plan with the initial support of at least one-third of the claims in each class, provided the required majority is obtained within 90 days of filing. Upon submission, the court may grant a stay of enforcement proceedings for creditors included in the plan. Claims excluded from extrajudicial reorganization include tax debts, fiduciary liens, certain leasing and retention of title arrangements, and other obligations protected under the law. Labor claims may be included if approved by the relevant union through collective bargaining.

The process does not involve the appointment of a judicial administrator, on a mandatory basis, or the convening of a creditors’ meeting. The debtor retains control of its operations throughout the proceeding, and the court’s role is limited to verifying compliance with legal requirements and confirming the plan. Once approved, the restructured obligations are novated and become legally enforceable under the new terms. If the debtor fails to comply with the plan, creditors may pursue judicial remedies. A company that completes an extrajudicial reorganization is restricted from initiating another proceeding of the same type for a defined statutory period.

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

Since 2006, the Ministry of Agriculture and Rural Development (Ministerio de Agricultura y Desarrollo Rural) (MADR) has implemented a supervised price freedom policy in the agricultural inputs sector, initially covering certain products. Over time, however, the list of products subject to this policy has expanded. Beginning in March 2025, through Resolution No. 000058 of the same year issued by the MADR, the Colombian government subjected a prioritized basket of agricultural products—including fertilizers, soil amendments, regulators, pesticides, adjuvants, and animal feed—to the supervised price freedom regime. The purpose of this measure is to monitor the market and strengthen price traceability, without, in itself, affecting margins or contractual freedom. Therefore, the supervised companies must report information on prices, sales volumes, and inventories of the list of products through the Agricultural Inputs Information Reporting System (SIRIIAGRO).

Regulation of Chemical Pesticides

The following are among the resolutions that govern chemical pesticides for agricultural use in Colombia:

•         MADS Resolution N°. 1,675/2013: lists the requirements for management plans for the return of post-consumer pesticide products;

•         CAN Decision N°. 804/2015: the Andean Community standard for the registration and control of chemical pesticides for agricultural use;

•         MADR Decree N° 1,071/2015: a regulatory decree that governs the Colombian administrative, agricultural and rural development sector;

•         MADR Decree N°. 780/2024: adds 26 section to segment 14 of the 2nd book of the decree No. 1071/2015;

•         ICA Resolution N° 2,075/2019: enacts an Andean Community technical manual for the registration and control of chemical pesticides for agricultural use;

•         MADS Decree 1076/2019 – VII Title: establishes environmental measures for chemicals usage, as well as related hazardous waste and its disposal, to protect human health and environment;

•         ICA Resolution N° 75486/2020: establishes requirements and procedures for the registry or expansion of chemicals and biologicals for agricultural usage through the historical mechanism of usage;

•         ICA Resolution N° 17822/2022: modifies #1 annex of the ICA Resolution 75486/2020;

•         ICA Resolution N° 75,487/2020: governs the gradual implementation of the United Nations Globally Harmonized System of Classification and Labelling of Chemicals;

•         ICA-ANLA-INS Joint External Circular N° 2/2020: joint guidelines for modification of registrations of chemical pesticides for agricultural use; and

•         ICA Resolution N° 76510/2020: Establishes requisites for technical departments’ registration for agricultural inputs (chemicals, biologicals, adjuvants, fertilizers and soil amendments) efficiency trials execution.

Regulation of Fertilizers

The following are among the resolutions that govern fertilizers for agricultural use in Colombia:

•         ICA Resolution N°. 150/2003: enacts technical regulations for fertilizers and soil conditioners;

•         ICA Resolution N° 0968/2010: modifies resolution 150/2003. Modifies articles 14, 26, 29 and 33, as well as annexes 8 and 10;

•         ICA Resolution N° 68,370/2020: sets forth the requirements for the registration of producers, packers, importers and technical departments of biological agricultural input agronomic efficacy tests for agricultural use, as well as the requirements for the registration of biological agricultural inputs for agricultural use;

•         ICA Resolution N° 24516/2022: modifies article N° 29 on ICA Resolution 68370/2020;

•         ICA Resolution N° 76510/2020: establishes requisites for technical departments registration for agricultural inputs (chemicals, biologicals, adjuvants, fertilizers and soil amendments) efficiency trials execution; and

•         ICA External Circular N° 4/2020: sets forth procedures to update company and product registration for all holders of current registrations of biological agricultural inputs for agricultural use.

Regulation of Seeds

The following are among the resolutions that govern seeds for agricultural use in Colombia:

•         ICA Resolution N° 3,168/2015: regulates the production, import, sale and export of genetically modified seeds in Colombia, and the registration of agronomic evaluation and research units relating to plant breeding;

•         ICA Resolution N°. 3,888/2015: amends the foregoing resolution; and

•         ICA Resolution 40207/2018: extends ICA Resolution N° 3,168/2015.

Supplementary Standards

The following are among the resolutions that govern chemical pesticides for agricultural use in Colombia:

•         INS Resolution N° 10,834/1992: broadens the categories and criteria for the toxicological classification of pesticides;

•         Law N°. 253/1996 and Law N°. 1,623/2012: enacts and modifies, respectively, the Basel Convention on the control of transboundary movements of hazardous waste and its disposal, which includes ordinary waste resulting from the production and use of biocides and phytopharmaceutical products;

•         Presidential Decree N°. 1,609/2002: establishes technical and safety requirements for the handling and motorway transportation of dangerous products in Colombia;

•         Law N°. 822/2003: establishes the requirements and procedures for the registration, control and sale of generic agrochemicals in Colombia, including their technical grade active ingredients and their formulations, to minimize the risks of contamination, to human health and to the environment;

•         MADR Decree N°. 1,071/2015: a regulatory decree that governs the Colombian administrative, agricultural and rural development sector;

•         ICA External Circular N°. 1/2019: sets forth measures for the import of raw materials and finished products;

•         ICA Resolution N°. 11,768/2019: governs the reentry period following the application of chemical pesticides for agricultural use in Colombia; and

•         ICA Resolution N°. 2,039/2020: sets forth the rates and formulas for the calculation of environmental management evaluation and monitoring services, and details the ANLA’s purview and monitoring instruments.

Industry Overview

We currently have distribution operations in Brazil, Colombia and Ecuador, and have an agricultural inputs trading company in Uruguay. Brazil is a world powerhouse in agriculture that produced 350 million tonnes of grains in the 2024/25 harvest (according to Conab, September 2025). Colombia, with its significant local market, is renowned as a global leader in flower and coffee production, while Ecuador is notable for its strong position in the global flower industry, particularly roses, and has a growing sector for bananas and other tropical crops. The combined planted area across these countries totals approximately 76 million hectares, reflecting a consistent growth trajectory in the agricultural sector.

We seek further growth opportunities in other countries in South and Central America, such as Chile, Peru, and Paraguay, as well as Uruguay, where we currently have an emergent company. These countries, which together account for 14.0 million hectares of arable land according to the World Bank, have important local agricultural markets.

Brazil’s Agricultural Sector in a Global and Local Context Overview

The Brazilian agricultural sector has experienced significant growth in the past decade, with the total grain planted area growing by 3.9% per year during the 2015-2025 period, reaching 81.7 million hectares in 2025, according to Conab. This total planted area in Brazil is approximately 80% of that of the United States, with 95 million hectares in 2024/25 harvest according to the USDA. This places Brazil among the top nations globally in terms of harvested area.

Harvested Area by Country (Top Countries), Millions of Hectares

Source: USDA (24/25 Harvest).

Note: The agricultural commodities included in the calculation are barley, corn, cotton, millet, mixed grain, oats, palm kernel, cottonseed, peanut rapeseed, soybean, sunflower seed, rice, rye, sorghum and wheat.

Exports of Row Crops (M tons)

Exports of Row Crops (M tons)

Source: USDA.

Note: The agricultural commodities included in the calculation are barley, corn, cotton, millet, mixed grain, oats, oil, palm kernel, cottonseed, peanut, rapeseed, soybean, sunflower seed, milled rice, rye, sorghum and wheat.

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

Source: FAO (2020).

Geographically, the main areas of agricultural activity in Brazil are located in the states of Mato Grosso, Paraná, Rio Grande do Sul, Goiás and São Paulo. Together, these five states comprise approximately two-thirds of Brazil’s planted area. Together with planted areas located in six additional states, these areas comprise approximately 91% of agricultural activity in the country, as shown in the table below.

Total Planted Area for All Brazilian Agricultural Production, Millions of Hectares by State, 2024
State	Planted Area	Share of Country-wide Planted Area
	(in millions of hectares)	(%)
Mato Grosso (MT)	21.5	24%
Paraná (PR)	11.2	12%
Rio Grande do Sul (RS)	10.2	11%
Goiás (GO)	8.9	10%
São Paulo (SP)	8.2	9%
Mato Grosso do Sul (MS)	7.2	8%
Minas Gerais (MG)	5.4	6%
Bahia (BA)	3.5	4%
Tocantins (TO)	2.2	2%
Pará (PA)	2.1	2%
Maranhão (MA)	2.1	2%
All other states	8.1	9%
Total	90.8	100%

Source: IBGE (2024).

Corn and soybean are the country’s two principal crops and accounted for 69.2 million hectares, or 85%, of grain planted area in Brazil during the 2024/25 harvest, according to Conab. The planted area devoted to these two crops has grown at a rate of 3.8% and 4.4% per year, respectively, between 2015 and 2025, according to Conab, faster than the pace of broader agricultural expansion in Brazil. The 2024/25 Brazilian grain harvest reflected a total volume of 350 million tonnes, setting a record for the biggest crop Brazil has ever had, according to Conab. This reflects positively on the economics of farmers, which supports the growth in demand for agricultural inputs.

In the 2024/25 harvest, 47.4 million hectares of soybeans were planted, generating 171.5 million tonnes of soybean grain, according to Conab. States with the largest soy output consist of Mato Grosso (30%); Paraná (12%); Goiás (12%), Rio Grande do Sul (10%), and Mato Grosso do Sul (8%), according to Conab (as of September 2025).

In the same year, 21.9 million hectares of corn were planted in Brazil, with production amounting to 139.7 million tonnes (of which 80% were produced in the second harvest, known as the safrinha). Five Brazilian states contributed with approximately 108.7 million tonnes volume: Mato Grosso (39%); Paraná (15%); Goiás (10%);  Mato Grosso do Sul (9%); and Minas Gerais (5%), according to Conab (as of September 2025).

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

Farmer profitability in Mato Grosso and Paraná, two key states for Lavoro in Brazil, has rebounded in 2024/25 following a difficult 2023/24 season marked by declining commodity prices and adverse growing conditions, including severe drought in Mato Grosso.

Farmer Profitability (R$ / hectare) in Key Brazilian States for Lavoro, 2025E

Source: Company analysis based on data from Veeries (September 2025).

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

The barter exchange ratio (relações de troca) measures the quantity of crop required to acquire a given set of agricultural inputs. For example, the data below shows the number of bags of soybeans needed to obtain a standard package of inputs. The ratio is calculated by dividing input prices by crop prices; a lower ratio indicates stronger farmer purchasing power and greater willingness to invest in inputs.

The soybean barter exchange ratio for Mato Grosso improved in 2024/25, driven primarily by a decline in the prices of agrochemicals.

Soybean Barter Exchange Ratio in Mato Grosso, Brazil
bags/hectare
30
25
20
15
10
5
0
22
22
25
26
25
25
20
17
27
26
23
3
3
3
4
4
4
5
5
5
6
5
8
8
9
8
9
10
7
6
14
12
10
12
11
13
13
12
11
8
6
9
9
8
14/15
15/16
16/17
17/18
18/19
19/20
20/21
21/22
22/23
23/24
24/25e
Barter ratio (Crop Protection)
Barter ratio (Fertilizers)
Barter ratio (Seeds)

Source: Veeries (September 2025).

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

Growth in Agricultural Production

The table below shows the projected growth of the planted area and production volume of all grains in Brazil, according to a 2024 study by MAPA. As we mainly serve grain farmers, the outlook provides an important indication of the trends in our addressable market. The projections for the 2033/2034 harvest are for a grain harvest of 379.0 million tonnes, an increase of 27.0% (from 298.4 million tonnes in 2023/24 harvest), and implying an annual growth rate of 2.4%. The projected improvement of production yields can be supported by the use of better quality seeds, crop protection products, and specialty products, which are more valuable and generate higher margins for agricultural inputs retailers.

Evolution of Grains Planted Area in Brazil

	Harvest Area											CAGR
	2023/ 2024	2024/ 2025	2025/ 2026	2026/ 2027	2027/ 2028	2028/ 2029	2028/ 2029	2030/ 2031	2031/ 2032	2032/ 2033	2033/ 2034	‘23/’24-’33/ ’34
Planted Area (millions of hectares)	79.8	80.5	81.6	82.9	84.2	85.6	86.9	88.2	89.5	90.9	92.2	1.5%
Total Production (millions of tonnes)	298.4	319.8	317.2	329.9	334.0	343.1	349.4	357.3	364.3	371.7	379.0	2.4%
Production Yield (tonnes per hectare)	3.7	4.0	3.9	4.0	4.0	4.0	4.0	4.1	4.1	4.1	4.1	1.0%

Source: MAPA (Agribusiness Projections – Brazil 2023/2024 to 2033/2034).

According to this MAPA study, soybean production and area are expected to grow at an average annual rate of 3.1% and 2.3%, respectively, between the 2023/24 and the 2033/34 harvests, with production expected to reach 199.5 million tonnes by the latter. This growth is supported by the increased use of soybeans as an ingredient in domestic animal feed, higher overall crop yields, and greater production of biodiesel.

The MAPA study also forecasts corn production in Brazil is projected to grow at an average annual rate of 2.8% until the 2033/34 harvest, with production reaching 153.1 million tonnes. The growing corn exports, the emerging use of corn as an ethanol feedstock, and a major increase in second corn crop planting are expected to drive this increase, according to the study. The growth of the planted area for corn is expected to grow at a compound annual growth rate of 0.9% during this period.

Corn and soybean production grows at a faster pace than that of its planted area, which could result in better technologies being used in the crop. In fact, according to McKinsey (2020), over 30% of farmers consider input quality the second major attribute after price, 36% of farmers buy equipment/machinery based on performance (compared to 24% based on price), and 47% of farmers use at least one precision agriculture technology. This behavior is also reflected in the better use of products, such as fertilizer use, as shown in the table above.

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

Source: IBGE (2017).

Agricultural Inputs Sales Channels

Several different retail channels are available to provide farmers with the necessary products to plant and grow their crops and to improve their efficiency and production yields. These products include seeds, fertilizers, crop protection, and specialty products such as biologicals and specialty fertilizers

Farmers can access agricultural inputs from three different channels. They can buy directly from agricultural inputs manufacturers, though this is usually reserved for large farmers (10,000 hectares or more). They can also buy products via a cooperative, provided that they are a member of such cooperative, or they can buy from independent retailers.

Brazilian Agricultural Inputs Market Size by Retail Channel Sales (in R$ billions)

	2020	2021	2022	2023	2024	CAGR
Independent Retailers	63	79.3	102.5	140.2	113.0	15.7%
Cooperatives	47	56.8	71.3	100.1	68.2	9.8%
Direct Sales	58.3	70.4	88.4	124.1	109.2	17.0%
Total	168.2	206.5	262.1	364.4	290.4	14.6%

Source: Company.

Independent Retailers

Since 2020, independent retailers have maintained a stable share of approximately 38% of the total market. In 2024, the independent retail segment sales were an estimated R$113.0 billion, based on Company analysis of third-party data.

There are two segments among independent retailers: large, organized retailers, and small to medium-sized independent retailers, as described below:

•         Small Independent Retailers. Small independent retailers are dominated by thousands of small, family-owned retailers. This is illustrated by a 2025 survey conducted by ANDAV, which found that 86% of retailers participating in the survey were owned by their founders. Many founders have expressed an interest in receiving M&A offers. Small-scale independent operations generally have a very limited geographic sales range and work with only a few suppliers; and

•         Large Independent Retailers. Some large independent retailers are focused only on a particular region, while others have a broader geographical footprint. They generally carry a full product range of seeds, fertilizers, crop protection, and specialty products, and offer products from a wide variety of manufacturers. In addition, some large agricultural inputs retail chains offer ancillary services, including technical assistance, logistic solutions, precision agronomy, grain trading, seed production, and downstream processing, among others.

Cooperatives

Individual cooperatives are usually focused on serving local clients. For large cooperatives, their product offering can be wide and include a full range of inputs as well as barter services and grain origination. Cooperatives are especially prevalent in the south of Brazil due to historical immigration in this region.

Since 2020, cooperatives have maintained a stable share of approximately 27% of the total market. In 2024, the cooperative segment was an estimated R$68.2 billion, based on Company analysis of third-party data.

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

Since 2020, the market share of direct sales channels has remained stable over time at approximately 35% of the total market. In 2024, the direct sales channel segment was an estimated R$109.2 billion, based on Company analysis of third-party data.

Major Agricultural Inputs Lines in Brazil

The following table sets forth actual and estimated information regarding the major agricultural inputs retail lines in terms of sales as of the dates presented:

Brazilian Major Agricultural Input Lines Market Size by Sales (in R$ billions)

	2020	2021	2022	2023	2024	CAGR
Crop Protection	52.6	68.1	84.1	119.5	100.5	17.6%
NPK	78.3	89.9	115.5	165.6	114.5	10.0%
Specialties	15	14.3	20.8	27.8	26.2	15.0%
Seeds	22.3	34.2	41.6	51.4	49.3	21.9%
Total	168.2	206.5	262.1	364.4	290.4	14.6%

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

The crop protection market revenues have grown at an average of 17.6% a year during the 2020-2024 period, based on Company analysis of third-party data.

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

Revenues of the NPK market have grown at an average of 10% a year during 2020-2024, based on Company analysis of third-party data.

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

The size of the specialty products market has grown at an average of 15% a year during 2020-2024, based on Company analysis of third-party data.

Seeds

Soybean and corn comprise a large portion of the planted area in Brazil, and are the most important varieties of seeds sold in the Brazilian market. There are two principal factors impacting seed demand: planted area and technological advancement. As the planted area for these two grain crops is forecasted to grow 1.9% per year between the 2023/24 and the 2033/34 harvests, according to a 2024 study by MAPA, the advances in seed technology will drive the increase in overall market size.

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

The total Brazilian seed market has been growing at an average of 21.9% per year between 2020 and 2024, based on Company analysis of third-party data.

Colombia’s Agricultural Sector Overview

Colombia’s agricultural sector is smaller and more diverse than that of Brazil. The focus is on more intensive production of various cash crops, as opposed to the expansive planting of grains as is common in Brazil. Colombia had 5,558 million hectares of planted area in 2024, an increase of 11.4% from planted area in 2021, according to our internal analysis. Moreover, agricultural activity in Colombia is expanding, but at a relatively slow pace. According to our internal analysis, farmed area is forecasted to increase by 5.2% between 2023 and 2027, representing an annual average growth of 1.3%.

Evolution of Planted Area in Colombia

	2021	2022	2023	2024	2025E	2026E	2027E	2028E
Planted Area in Colombia (thousands of hectares)	4,990	5,012	5,050	5,558	5,596	5,661	5,755	5,846

Source: Company; Federación Nacional de Cafeteros; Federación Nacional de Arroceros; Departamento Administrativo Nacional de Estadística; Agronet (Ministerio de Agricultura).

Geographically, the main areas of agricultural activity are spread relatively evenly around Colombia, with the top five producing states of Meta, Antioquia, Valle del Cauca, Tolima, and Santander representing 39% of Colombia’s farming activity in 2024, as shown in the table and illustration below:

Planted Area by Colombian State

State	Planted Area (in thousands of hectares)	Proportion of National Planted Area (%)
Meta	569.1	10%
Antioquia	517.0	9%
Valle del Cauca	381.6	7%
Tolima	356.2	6%
Santander	331.8	6%
Casanare	302.9	5%
Huila	291.6	5%
Bolivar	251.7	5%
Cundinamarca	244.9	4%
Nariño	231.2	4%
Cauca	228.8	4%
Cesar	228.2	4%
Cordoba	218.1	4%
Magdalena	190.6	3%
Norte de Santander	162.5	3%
Caldas	155.9	3%
Vichada	138.2	2%
Boyacá	134.6	2%
All others	623.2	11%
Total	5,558.3	100%

Source: Company; Federación Nacional de Cafeteros; Federación Nacional de Arroceros; Departamento Administrativo Nacional de Estadística; Agronet (Ministerio de Agricultura).

Bolivar,
5%
Antioquia,
8%
Santander,
7%
Casanare,
5%
Valle Del
Cauca,7%
Tolima,
7%
Meta,
11%
Cauca,
5%
Huila,
5%
Nariño,
5%

The table below shows the breakdown of major agricultural crops grown in Colombia’s planted areas:

Planted Area by Major Agricultural Crops in Colombia

Crop	Planted Area (in thousands of hectares)	Proportion of National Planted Area (%)
Coffee	842.6	15%
Rice	692.3	12%
Oil Palm	669.8	12%
Corn	534.0	10%
Plantain	486.8	9%
All others	2,332.7	42%
Total	5,558.3	100%

Source: Company; Federación Nacional de Cafeteros; Federación Nacional de Arroceros; Departamento Administrativo Nacional de Estadística; Agronet (Ministerio de Agricultura).

Coffee, rice, oil palm, corn and plantain are Colombia’s principal crops, representing 3,294 million hectares (59.3% of the country’s planted area in 2024). Area devoted to these crops remained relatively stable compared to 2021, even as the overall farmed land in Colombia has expanded, which points to the continued diversification of country’s crop profile. Nonetheless, these crops are forecasted to maintain their top five ranking through 2028 according to our internal analysis of data from Federación Nacional de Cafeteros, Federación Nacional de Arroceros; Departamento Administrativo Nacional de Estadística, and Agronet (Ministerio de Agricultura).

Colombian Agricultural Inputs Market

Total sales for the Colombian agricultural inputs market reached COP$10,410 billion in 2024. This included COP$6,172 billion in fertilizer sales, COP$2,902 billion in the sale of crop protection products, COP$452 billion in the sale of specialty products and COP$884 billion in seed sales. The most important purchasing geographies were the states of Antioquia, Cundinamarca, and Nariño, which accounted for one-third of all sales during the year. From an individual crop point of view, inputs for coffee, rice and potatoes represented 40% of the agricultural inputs spending in Colombia in 2024.

Looking forward through 2028, the market is expected to grow at an average annual rate of 4.9%, according to our internal analysis. This growth is explained by the fact that 2024 was a year of price normalization after relevant prices volatility during 2022 and 2023, which would normalize growth trends from 2024 onwards.

Market Size for Major Agricultural Inputs Retail Lines

	2024	2028E	CAGR 2023-2028E
	(in millions of COP$)
Fertilizers	6,172	7,348	4.5%
Crop Protection	2,902	3,686	6.2%
Specialties	452	564	6.4%
Seeds	884	1,026	3.8%
Total	10,410	12,624	4.9%

Source: Company.

Agricultural Sector in Other Latin American Countries

We believe Chile, Peru, Uruguay and Paraguay are important avenues for diversification and growth given their combined size and the synergies that they have with our current operations in Brazil, Colombia and Ecuador.

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

C. Organizational Structure

The following diagram depicts a simplified organizational structure of the Company as of the date hereof.

For more information, see note 2(b) to our audited consolidated financial statements included elsewhere in this annual report.

D. Property, Plants and Equipment

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

The table below lists the types and number of properties we lease or own as June 30, 2025:

Type of Property	Number	% of Total
Administrative Offices	8	4.3%
Silos	3	1.6%
Stores	169	93.9%
Total	180	100%

We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

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

Overview

We are a retailer of agricultural inputs serving small and medium-sized farmers in Brazil, Colombia, Ecuador, and Uruguay. As of June 30, 2025, we operated through 169 physical stores across our core agricultural regions and employed an average of 935 RTVs during the fiscal year. For a description of our business, products, and services, see "Item 4. Information on the Company—B. Business Overview."

On December 15, 2025, subsequent to the fiscal year end, we completed the sale of a majority equity interest in Triagro, which owns the Crop Care Companies, which in turn own and operate businesses in our Crop Care segment, to funds managed by Patria Investments Limited for approximately R$400 million. Following this transaction, we retained (i) Perterra, which is part of our Crop Care segment, and imports and distributes off-patent crop protection products, and (ii) a minority equity interest in the Crop Care Companies via our 46.7% ownership of Triagro. For more information, see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Sale of a Majority Equity Interest in Crop Care."

Our financial condition and results of operations have been, or are expected to be, impacted by several significant trends, uncertainties and certain other factors, which primarily include:

•         Farmers’ financial condition, including their ability to purchase our goods and services and our use of barter transactions with farmers as a way of providing them with credit, which we believe is a fundamental aspect of our operational strategy as it helps us manage and mitigate risks relating to farmers’ financial condition.

•         Climatic conditions, as changes in temperature can directly impact crop yields and therefore farmers’ financial condition, which may lead them to reconsider their procurement strategy, including the terms and conditions of their arrangements with us, or change their product purchase mix. We believe that the effects of climatic conditions on our results can be partially mitigated given our broad geographical exposure and continental footprint, in addition to our expertise with different types of crops.

•         Seasonality, as the sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. The seasonality of agricultural inputs demand results in our sales volumes and net sales typically being the highest during the South American spring and summer seasons and our working capital requirements typically being the highest just after the end of the spring season.

•         Macroeconomic and geopolitical environment, as supply and demand dynamics globally can affect our results. The level of demand for our products, exchange rate fluctuations, inflation, interest rates and the occurrence of significant geopolitical events, can all impact both our costs and our revenues. Demand for our products can benefit or be negatively impacted by the global performance of soft commodities (in our case, especially corn and soy), which is one of the most important drivers for the financial condition of farmers in the countries in which we operate. Moreover, changes in the prices of certain commodity products could result in higher overall costs along the agricultural supply chain, which may negatively affect our ability to commercialize our products due to a reduction in demand by our clients. In addition, the occurrence of significant geopolitical developments, such as the ongoing armed conflict between Russia and Ukraine, can adversely affect the global supply chain, with negative implications on the availability and prices of agricultural commodities and raw materials (including petrol, which would affect the price of agricultural inputs), energy prices, and our customers, as well as the global financial markets and financial services industry and the global supply chain in general. In particular, as a result of the ongoing Russia-Ukraine conflict, the availability and pricing of fertilizers for the 2025/2026 soy harvest is subject to significant continuing uncertainty in Brazil, which may adversely affect our results of operations, in particular if we are unable to mitigate any relevant reduction in fertilizer sales volumes through measures such as price increases of other products.

•         Acquisitions have historically been an important lever for building our platform and expanding into new markets and capabilities. In the current environment, inorganic growth is not a priority; however, we may evaluate selective opportunities that meet clear operational and financial criteria and demonstrate integration feasibility, with potential efficiencies in procurement, logistics, and working capital. We remain focused on integrating prior acquisitions and optimizing our portfolio to preserve margin quality. We may face challenges in identifying suitable acquisition targets or integrating acquired operations, and the size and timing of significant transactions may increase the unpredictability of our operating results.

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

The following table presents certain key financial performance metrics as of the dates and for the years indicated:

	As of and For the Fiscal Year Ended
	June 30,
	2025	2025	2024	2023
	(in US$)(1)		(in R$)
	(in millions, except as otherwise indicated)
Revenue	1,194.3	6,517.3	9,392.3	9,347.4
Gross margin(2)	13.9%	13.9%	14.2%	18.5%
Loss for the year	(528.5)	(2,883.9)	(785.0)	(218.7)
Adjusted EBITDA(3)	(86.6)	(472.8)	263.2	787.9
Adjusted EBITDA Margin(3)	-7.3%	-7.3%	2.8%	8.4%
Net Debt(4)	293.2	1,599.9	1,131.1	826.4
Net Debt/Adjusted EBITDA Ratio(4)	-3.4x	-3.4x	4.3x	1.0x
Working capital/revenue(5)	0.0x	0.0x	0.1x	0.2x

n.m. = not meaningful.

(1) For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.4571 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”

(2) Gross margin is calculated as gross profit divided by our revenue for the year.

(3) Adjusted EBITDA is defined as loss for the year, adjusted for finance income (costs), income taxes current and deferred, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely (i) share of profit of an associate; (ii) impairment losses; (iii) fair value on inventory sold from acquired companies; (iv) M&A expenses that in management’s judgment do not necessarily occur on a regular basis, (v) listing expenses refers to any excess of fair value of our Ordinary Shares issued over the fair value of TPB SPAC identifiable net assets acquired, which represents compensation for the service of a stock exchange listing for our shares and is expensed as incurred, (vi) share-based compensation expenses, (vii) one-off bonuses paid out to our employees recognized across multiple quarters during the fiscal years, (viii) monitoring expenses, related to expenses paid to Patria in relation to management consultancy services in connection with acquisition transactions; (ix) restructuring expenses related to store closures and other footprint rationalization initiatives carried out under Lavoro’s restructuring plan; and (x) EJ plan expenses, related to professional fees and other expenses incurred in connection with the Company’s extrajudicial restructuring process in Brazil.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by our revenue for the year. For further information on Adjusted EBITDA and Adjusted EBITDA Margin, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our loss for the year.

(4) Net Debt is calculated as borrowings (current and non-current) plus Agribusiness Receivables Certificates (current and non-current), obligations to FIAGRO quota holders (current) and payables for the acquisition of subsidiaries (current and non-current), less cash equivalents. Net Debt/Adjusted EBITDA Ratio, also a non-IFRS financial measure, is calculated as Net Debt divided by Adjusted EBITDA. For further information on Net Debt and Net Debt/Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt/Adjusted EBITDA Ratio.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Net Debt and Net Debt/Adjusted EBITDA Ratio to our borrowings.

(5) Working capital/revenue is calculated as working capital divided by our revenue for the year. Working capital is calculated as the sum of the balance (current and non-current) of trade receivables, inventories, advances to suppliers, taxes recoverable, and other assets less the sum of the balance (current and non-current) of trade payables, advances from customers, salaries and social charges, taxes payable and other liabilities.

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

Adjusted EBITDA is defined as loss for the year, adjusted for finance income (costs), income taxes current and deferred, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely (i) share of profit of an associate; (ii) impairment losses; (iii) fair value on inventory sold from acquired companies; (iv) M&A expenses that in management’s judgment do not necessarily occur on a regular basis, (v) listing expenses refers to any excess of fair value of our Ordinary Shares issued over the fair value of TPB SPAC identifiable net assets acquired, which represents compensation for the service of a stock exchange listing for our shares and is expensed as incurred, (vi) share-based compensation expenses, (vii) one-off bonuses paid out to our employees recognized across multiple quarters during the fiscal years, (viii) monitoring expenses, related to expenses paid to Patria in relation to management consultancy services in connection with acquisition transactions; (ix) restructuring expenses related to store closures and other footprint rationalization initiatives carried out under Lavoro’s restructuring plan; and (x) EJ plan expenses, related to professional fees and other expenses incurred in connection with the Company’s extrajudicial restructuring process in Brazil. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by our revenue for the year. By monitoring and controlling our Adjusted EBITDA and Adjusted EBITDA Margin, we can gauge the overall profitability of our Company. Adjusted EBITDA and Adjusted EBITDA Margin are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to loss for the year as indicators of operating performance or any other measures of performance derived in accordance with IFRS. For further information on Adjusted EBITDA and Adjusted EBITDA Margin, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Adjusted EBITDA and Adjusted EBITDA Margin to our loss for the year.

Net Debt and Net Debt/Adjusted EBITDA Ratio

Net Debt is calculated as borrowings (current and non-current) plus Agribusiness Receivables Certificates (current and non-current), obligations to FIAGRO quota holders (current) and payables for the acquisition of subsidiaries (current and non-current), less cash equivalents. Net Debt/Adjusted EBITDA Ratio, also a non- IFRS financial measure, is calculated as Net Debt divided by Adjusted EBITDA. For further information on Net Debt and Net Debt/Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt/Adjusted EBITDA Ratio.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Net Debt and Net Debt/Adjusted EBITDA Ratio to our borrowings. We believe that Net Debt/Adjusted EBITDA Ratio is an important measure to monitor leverage and evaluate our financial position. With respect to Net Debt we subtract cash equivalents from the IFRS measure, since these assets can be used to reduce our outstanding borrowings.

Net Debt and Net Debt/Adjusted EBITDA Ratio are not measurements of indebtedness under IFRS and should not be considered an alternative to borrowings or cash equivalents as indicators of our financial condition or any other measures of performance derived in accordance with IFRS. For further information on Net Debt and Net Debt/Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt/Adjusted EBITDA Ratio.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Net Debt and Net Debt/Adjusted EBITDA Ratio to our borrowings.

Working Capital as a Percentage of Revenue

Evaluating working capital as a percentage of revenue enables a status check of several aspects of our retail operations, offering important insights into our financing, profitability, pace of sales and receivables health. Generally, an increase in this percentage indicates that a larger share of sales is being allocated toward generating short-term assets or covering liabilities. However, importantly, working capital is also closely linked to the prices we pay for inputs and, therefore, our inputs margins. To the extent we purchase inputs paying up-front with cash on hand, rather than relying on credit, we generally can obtain better prices, lowering our costs and improving our gross margins. However, this approach increases our working capital requirements. Similarly, selling to our clients in harvest terms (i.e., by granting credit to our clients until they collect their harvest) enables us to finance our clients, sell at better prices and improve our margins, at the cost of increased working capital needs.

Accordingly, an increase in working capital as a percentage of revenues does not necessarily imply a deterioration in operations; this metric must be evaluated in conjunction with gross margin evolution rather than viewed in isolation.

Key Operating Metrics

The following table presents certain key operating performance metrics as of the dates indicated:

	As of June 30,			2025-2024 Variation (%)	2024-2023 Variation (%)
	2025	2024	2023
Number of stores	169	223	220	-24.2%	1.4%
Number of RTVs(1)	935	1,101	1,080	-15.1%	1.9%
Number of employees(2)	2,975	3,767	3,778	-21.0%	-0.3%
Number of active clients(3)	71,818	77,133	74,562	-6.9%	3.4%

(1) RTVs (Representante Técnico de Vendas) refer to our technical sales representatives for each of our retail stores, and who develop commercial relationships with farmers. Number of RTVs is calculated as the average number across quarters within the fiscal year.

(2) Includes number of RTVs.

(3) Number of active clients refers to the total number of farmers and resellers classified as active in our records during the fiscal year, based on our current customer tracking methodology.

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

Bartering is an important tool for farmers and distributors to manage risk, and, with the restricted availability of credit in Brazil, we believe it is a fundamental aspect of our operational strategy. Bartering enables farmers to reduce their reliance on bank loans to finance the crop as well as to hedge part of their commodity exposure. At the same time, bartering is a currency that farmers can use to purchase agricultural inputs from us. For distributors, it is a way to provide credit using a farmer’s most liquid asset as collateral: their future production. Whereas credit lines for Brazilian farmers have historically been scarce, we use barter transactions to facilitate agricultural inputs sales. In the fiscal year ended June 30, 2025, we bartered 276,558 tonnes of soybean, 95,618 tonnes of corn and 13,879 tonnes of wheat, which represented 10.8% of our total sales in the same period (464,805 tonnes of soybean and 303,365 tonnes of corn in the fiscal year ended June 30, 2024, which represented 10.8% of our total sales in the period). For more information on the accounting policy underlying our barter transactions, see notes 8(g) and 11 to our audited consolidated financial statements included elsewhere in this annual report. See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk in Barter Transactions.”

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

However, based on our product portfolio, which includes private label brands, we believe we have the ability to adapt to situations arising from climatic conditions. Our geographical diversity also serves as a risk mitigation factor, alongside our expertise in managing different types of crops. Our RTVs are trained to understand the new conditions farmers will face due to climate change and assist them by offering the most suitable products, considering both historical climate data and available weather forecasts for each region in which we operate.

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

The following table shows data for local inflation (which affects our costs, in particular, the cost of labor), interest rates in Brazil and in Colombia, and the respective U.S. dollar exchange rates at the dates and for the years indicated:

	Fiscal Year Ended June 30,
	2025	2024	2023
	(inter-annual data)
	(in percentages, except as otherwise indicated)
Brazil
Inflation (IGP-M)	4.4	3.2	(7.0)
Inflation (IPCA)	5.3	4.1	3.9
CDI Rate (average)(1)	12.1	11.8	13.6
Period-end exchange rate—R$ per US$1.00	5.4571	5.5589	4.8192
Average exchange rate—R$ per US$1.00(2)	5.7224	5.0003	5.1636
Appreciation (depreciation) of the real vs. US$ in the period(3)	(1.8)	(15.3)	11.1
Colombia
Inflation (CPI)	5.0	6.6	11.2
TIB Rate (average)	9.3	12.8	11.2
Period-end exchange rate—COP$ per US$1.00	4,070	4,148	4,176
Average exchange rate—COP$ per US$1.00(2)	4,250	3,990	4,596
Appreciation (depreciation) of the COP$ vs. US$ in the period(4)	(1.9)	1.0	(0.7)

Sources: FGV, IBGE, Central Bank, Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadistica) and Banco de la República.

(1) Average of annualized daily rates during the period indicated.

(2) Average of the exchange rate on each business day of the period.

(3) Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(4) Comparing the Representative Market Rate (Tasa Representativa del Mercado), or TRM, exchange rate as reported by the Banco de la República at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

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

In 2021 and 2020, the Brazilian real faced a strong devaluation in relation to the U.S. dollar, which caused an increase in the cost of fertilizers, chemicals and seeds. Such impacts are typical and easily reflected in market prices, and we believe we have a strong pass-through ability in terms of foreign exchange changes given that our customers have their revenue linked to the U.S. dollar. A devaluation of the Brazilian real is beneficial to our grain-exporting customers due to other factors, such as labor costs, denominated in local currency. Therefore, with lower local costs and higher export revenues, farmers’ margins generally expand when local currencies depreciate relative to the U.S. dollar. We do not expect exchange rate variation to significantly impact our cash flow and cash position, as our outstanding foreign currency indebtedness is not material. As a result, we understand that exchange rates did not have a material impact on our financial condition for the fiscal years ended June 30, 2025 and 2024.

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

Geopolitical Developments - Impact of the Ongoing Armed Conflict between Russia and Ukraine and in the Middle East

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

From a supply point of view, Brazil is highly dependent on fertilizers imports, and Russia holds a market share in Brazilian soil fertilizer imports of approximately 26%, according to the Brazilian Ministry of Industry, Foreign Trade and Services. We currently buy all of our fertilizers from suppliers based in Brazil, but most of our fertilizer suppliers conduct or have conducted imports, to some degree, from sources in Russia. Fertilizers represented approximately 21%  of our revenues in the fiscal year ended June 30, 2025, compared to 22% of our revenues in the fiscal year ended June 30, 2024, following the increase in the total volume of fertilizers sold in Brazil in the 2023/2024 harvest when compared to the 2022/2023 harvest.

NPK is an essential input for large-scale agriculture and we are focused on avoiding shortages as much as possible, seeking supply alternatives whenever necessary. This did not have a material adverse effect on our business during the fiscal year ended June 30, 2025, given that we had delivered substantially all soy and corn fertilizer for the harvest year, or during the fiscal year ended June 30, 2025. However, given current market conditions and the continuing military conflict between Russia and Ukraine, the volume of fertilizers sold by us may be adversely affected in the future, which may adversely affect our results of operations, in particular if we are unable to mitigate any relevant reduction in fertilizer sales volumes through measures such as price increases of other products. In addition, we may also be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future.

Description of Principal Line Items

Revenue

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration which we expect to be entitled in exchange for those goods or services. Revenue from the sale of agricultural inputs is recognized at the point in time when control of the product is transferred to the customer, as follows:

•         retail sales: sale of products at retail locations or delivered to customers, including crop protection products, fertilizers, seeds and specialty inputs;

•         grains: sale of grains as a result of barter transactions; and

•         private label products: products delivered to the client, such as biologicals, specialty fertilizers and off-patent crop-protection products.

Revenue is recognized when our customer receives the product at a specified location. We engage third party freight and logistics service providers to deliver products to our clients. In addition, we provide pulverization services and recognize revenues from these services when the customer receives and consumes the benefits provided to them, at the time the pulverization services take place.

In the fiscal year ended June 30, 2025, only 0.4% of our revenues were derived from the provision of services rendered by Lavoro, as reported in note 29 to our audited consolidated financial statements (R$28.7 million out of a total of R$6,517.3 million) (0.4% in the fiscal year ended June 30, 2024 and R$35.4 million out of a total of R$9,392.3 million).

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

The average monthly interest rate applied was 1.12% and 0.9% for the fiscal years ended June 30, 2025 and 2024, respectively.

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

Trade payables include a significant financing component. As such, trade payables are discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the trade payable amount to the purchase paid in cash) and inventory is recorded at such amount. A significant financing component is recognized as financial expense under the amortized cost method. The average monthly interest rate applied was 1.71% and 1.55% for the fiscal years ended June 30, 2025 and 2024, respectively.

Gross Profit

Our gross profit consists of our revenue minus our cost of goods sold.

Operating Expenses

Our operating expenses consist of our sales, general and administrative expenses, other operating (expenses) income, net, and share of profit of an associate, as described below.

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

Finance Income

Our finance income comprises interest from cash equivalents, interest arising from revenue contracts, interest from tax benefit and other. Interest income is recognized using the effective interest rate method, which reflects the discount rate applied to expected future cash flows over the financial instrument's expected useful life, or a shorter period as appropriate, based on the net carrying amount of the asset. Cash equivalents consist of cash, demand deposits, and highly liquid securities with maturities of less than 90 days, ensuring availability and liquidity for operational needs.

Finance Costs

Our finance costs primarily reflect interest on borrowings, interest on Agribusiness Receivables Certificates, interest on payables for the acquisitions of subsidiary, interest on obligations to FIAGRO and other quota holders, interest on leases, financial interest  on related parties transactions, interest on trade payables and other. It also encompasses interest on trade payables and leases, financial charges related to legal proceedings, taxes, and the cost of selling receivables.as well as adjustments related to discounts.

Other Financial Income (Costs)

Other financial income (costs) primarily reflects loss on fair value of commodity forward contracts, gain on changes in fair value of derivative instruments, loss on changes in fair value of derivative instruments, foreign exchange differences on cash equivalents, foreign exchange difference on trade receivables and trade payables, net, foreign exchange differences on borrowings and gain on changes in fair value of warrants. Additionally, gains related to the revaluation of warrants are recognized under this line, capturing adjustments to their fair market value.

Loss Before Income Taxes

Our loss before income taxes consists of our operating (loss) profit minus our finance income (costs).

Current and Deferred Income Taxes

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

Deferred taxes are calculated using the liability method on temporary differences between the carrying amount of assets and liabilities and their tax basis. Deferred tax liabilities are recognized for all taxable temporary differences, except:

•         when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•         with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•         when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•         in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Loss for the Year

Our loss for the year consists of our loss before income taxes minus our income taxes (current and deferred).

Historical Consolidated Statements of Profit or Loss

Fiscal Year Ended June 30, 2025 Compared to Fiscal Year Ended June 30, 2024

The following table sets forth our consolidated statements of profit or loss data for the year indicated.

	For the Fiscal Year Ended June 30,
	2025	2025	2024	Variation (%)
	(in US$ millions)(1)	(in R$ millions, except as otherwise indicated)
Revenue	1,194.3	6,517.3	9,392.3	-30.6%
Cost of goods sold	(1,028.2)	(5,610.9)	(8,054.8)	-30.3%
Gross profit	166.1	906.4	1,337.5	-32.2%
Operating expenses:
Sales, general and administrative expenses	(445.8)	(2,433.0)	(1,364.6)	78.3%
Other operating (expenses) income, net	2.2	12.0	37.6	-68.1%
Share of profit of an associate	0.2	1.3	1.5	-13.3%
Operating (loss) profit	(277.3)	(1,513.3)	11.9	n.m.
Finance income (costs):
Finance income	59.3	323.6	402.1	-19.5%
Finance costs	(231.2)	(1,261.8)	(1,123.2)	12.3%
Other Finance Income (Cost)	(18.8)	(102.4)	(101.4)	1.0%
Loss before income taxes	(468.0)	(2,553.9)	(810.6)	215.1%
Income taxes:
Current	(8.4)	(45.9)	14.7	n.m.
Deferred	(52.1)	(284.2)	10.9	n.m.
Loss for the year	(528.5)	(2,883.9)	(785.0)	267.4%

n.m. = not meaningful.

(1) For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.4571 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”

Revenue

Revenue for the fiscal year ended June 30, 2025 was R$6,517.3 million, a decrease of R$2,875.0 million, or 30.6%, from R$9,392.3 million for the fiscal year ended June 30, 2024, primarily attributable to:

i. a decrease of R$3,218.3 million, or 40.9% in revenue from Brazil Ag Retail, to R$4,651.5 million for the fiscal year ended June 30, 2025. This decrease was primarily driven by a sudden and significant tightening of inventory financing conditions, which resulted in inventory shortages throughout the year and limited our ability to fulfill farmer purchase orders. Revenue for this segment is presented before intersegment eliminations related to sales between Brazil Ag Retail and Crop Care, as described in Note 4 to our audited consolidated financial statements;

ii. an increase of R$103.0 million, or 13.7% in revenue from Crop Care to R$852.2 million for the fiscal year ended June 30, 2025, reflecting higher sales of specialty fertilizers and adjuvants from Union Agro and off-patent agrochemicals from Perterra, partially offset by lower sales of biologicals from Agrobiológica. Revenue for this segment is presented before intersegment eliminations related to sales between Brazil Ag Retail and Crop Care; and

iii. an increase of R$209.2 million, or 17.6% in revenue from Latam Ag Retail, to R$1,399.7 million for the fiscal year ended June 30, 2025, primarily driven by higher input sales volumes.

Cost of Goods Sold

Cost of goods sold for the fiscal year ended June 30, 2025 was R$5,610.9 million, a decrease of R$2,443.9 million, or 30.3%, from R$8,054.8 million for the fiscal year ended June 30, 2024, primarily attributable to:

i. a decrease of R$2,757.9 million, or 39.6% in cost of goods sold for Brazil Ag Retail, to R$4,201.8 million for the fiscal year ended June 30, 2025, primarily driven by lower sales volumes. The amount of cost of goods sold disregards intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report;

ii. an increase of R$168.6 million, or 35.8% in cost of goods sold for Crop Care to R$639.4 million for the fiscal year ended June 30, 2025, primarily due to higher sales volumes from Union Agro and Perterra, increased raw material costs at Union Agro and higher freight costs. The amount of cost of goods sold disregards intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report; and

iii. an increase of R$184.4 million, or 18.3% in cost of goods sold for Latam Ag Retail, to R$1,190.8 million for the fiscal year ended June 30, 2025, primarily due to higher sales volumes and increased freight costs.

Gross Profit

As a result of the foregoing, gross profit for the fiscal year ended June 30, 2025 was R$906.4 million, a decrease of R$431.1 million, or 32.2%, from R$1,337.5 million for the fiscal year ended June 30, 2024. Gross margin was 13.9% for the fiscal year ended June 30, 2025, compared to 14.2% for the fiscal year ended June 30, 2024. The decrease in gross profit was primarily attributable to:

i.            a decrease of R$460.5 million, or 50.6% in gross profit for Brazil Ag Retail (before intersegment eliminations), to R$449.7 million for the fiscal year ended June 30, 2025. Gross margin for this segment was 9.7% for the fiscal year ended June 30, 2025, compared to 11.6% for the fiscal year ended June 30, 2024. The 1.9 percentage point decrease was primarily driven by product availability constraints that required fulfilling orders with higher-cost substitutes at original pricing, an unfavorable shift in sales mix toward lower-margin products, and lower selling prices for agricultural inputs. The amount of cost of goods sold disregards intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report;

ii.            a decrease of R$65.6 million, or 23.6% in gross profit for Crop Care (before intersegment eliminations), to R$212.8 million for the fiscal year ended June 30, 2025. Gross margin for this segment was 25.0%, compared to 37.2% for the fiscal year ended June 30, 2024. The 12.2 percentage point decrease was primarily driven by lower sales of biological inputs, the highest-margin product category within Crop Care. The amount of cost of goods sold disregards intersegment elimination related to sales between Brazil Ag Retail and Crop Care, as outlined in explanatory note 4 to our audited consolidated financial statements, included elsewhere in this annual report; and

iii.            an increase of R$24.7 million, or 13.4% in gross profit for Latam Ag Retail, to R$208.9 million for the fiscal year ended June 30, 2025. Gross margin for this segment was 14.9% for the fiscal year ended June 30, 2025, compared to 15.5% for the fiscal year ended June 30, 2024. The 0.5 percentage point decrease was primarily attributable to deflationary pricing for agricultural inputs and heightened competitive pressure.

Sales, General and Administrative Expenses

Sales, general and administrative expenses for the fiscal year ended June 30, 2025, were R$2,433.0 million, an increase of R$1,068.4 million, or 78.3%, from R$1,364.6 million for the fiscal year ended June 30, 2024. This increase was primarily attributable to (i) R$848.2 million related to the impairment of losses on assets for the fiscal year ended June 30, 2025, and (ii) an increase of R$191.6 million in allowance for expected credit losses.

Changes in our sales, general and administrative expenses across our reporting segments were as follows:

i.         an increase of R$1,029.0 million, or 122.4% in sales, general and administrative expenses for Brazil Ag Retail, to R$1,870.0 million for the fiscal year ended June 30, 2025, primarily reflecting R$838.9 million related to the full impairment of goodwill and fair value adjustments;

ii.       an increase of R$19.8 million, or 14.1% in sales, general and administrative expenses for Latam Ag Retail, to R$160.4 million for the fiscal year ended June 30, 2025, primarily due to (i) a R$16.1 million increase in personnel expenses, and (ii) a R$2.5 million increase in consultancy services; and

iii.     an increase of R$26.9 million, or 13.4% in sales, general and administrative expenses for Crop Care, to R$227.9 million for the fiscal year ended June 30, 2025, primarily due to a R$16.7 million increase in allowance for expected credit losses, and R$9.8 million related to the full impairment of goodwill and fair value adjustments.

Non-allocated corporate sales, general and administrative expenses for the fiscal year ended June 30, 2025, were R$174.7 million, a decrease of R$7.2 million, or 4.0%, from R$181.9 million for the fiscal year ended June 30, 2024. This decrease was primarily driven by lower non-recurrent expenses during the fiscal year.

Other Operating (Expenses) Income, Net

Other operating income, net, for the fiscal year ended June 30, 2025, amounted to R$12.0 million, a decrease of R$25.6 million, or 68.1%, from R$37.6 million for the fiscal year ended June 30, 2024. This decrease was primarily driven by net losses on disposal of fixed assets of R$17.7 million. For more information, see Note 32 to our audited consolidated financial statements included elsewhere in this annual report. Changes in our other operating (expenses) income, net, across our reporting segments were as follows:

i. a decrease of R$45.8 million, or 95.2% in other operating income, net for Brazil Ag Retail, from R$48.1 million for the fiscal year ended June 30, 2024, to R$2.3 million for the fiscal year ended June 30, 2025. This decrease was primarily due to (i) a decrease of R$8.6 million in PIS/COFINS tax benefits recognized in revenue, and (ii) the absence of gains recorded in fiscal year 2024, including R$16.3 million from the derecognition of assigned receivables;

ii. a variation of R$4.6 million in other operating expenses (income), net for Latam Ag Retail, from income R$2.2 million for the fiscal year ended June 30, 2024, to expenses R$2.4 million for the fiscal year ended June 30, 2025. This variation was primarily due to the non-recurrence of the R$2.5 million gain recognized in fiscal year ended June 30, 2024 from the sale of our Agrointegral plant in Colombia; and

iii. an increase of R$9.0 million in other operating income, net for Crop Care, from income of R$9.7 million for the fiscal year ended June 30, 2024 to R$18.7 million for the fiscal year ended June 30, 2025. This increase was primarily attributable to R$11.4 million of insurance proceeds recognized in fiscal year 2025, partially offset by a R$3.8 million increase in provisions for the expected write-off of certain machinery and equipment at Agrobiológica.

Non-allocated corporate other operating expenses, net for the fiscal year ended June 30, 2025, were R$6.6 million, a decrease of R$15.9 million from R$22.5 million for the fiscal year ended June 30, 2024. This decrease was primarily due to the absence of R$14.9 million in expenses recognized in fiscal year 2024, related to purchase price adjustments from prior-period business combinations.

Finance Income

Finance income for the fiscal year ended June 30, 2025, was R$323.6 million, a decrease of R$78.5 million, or 19.5%, from R$402.1 million for the fiscal year ended June 30, 2024. This decrease was primarily driven by a R$68.7 million decrease in interest income from revenue contracts.

Income across our reporting segments were as follows:

i. finance income in Brazil Ag Retail amounted to R$298.2 million for the fiscal year ended June 30, 2025, a decrease of R$95.8 million, or 24.3%, from R$394.0 million for the fiscal year ended June 30, 2024, which was primarily due to the R$93.5 million decrease in interest arising from revenue contracts, reflecting lower sales volumes and a reduced level of financed receivables, in a context of tighter credit conditions;

ii. finance income in Latam Ag Retail amounted to R$14.5 million for the fiscal year ended June 30, 2025, an increase of R$13.9 million, when compared to R$0.6 million for the fiscal year ended June 30, 2024, which was primarily driven by the R$13.1 million increase in interest arising from revenue contracts; and

iii. finance income in Crop Care amounted to R$36.8 million for the fiscal year ended June 30, 2025, an increase of R$28.8 million, from R$8.0 million in the prior year, which was primarily driven by the R$14.6 million increase in interest arising from revenue contracts.

Non-allocated corporate finance income for the fiscal year ended June 30, 2025 amounted to R$0.5 million, a decrease of R$8.2 million, or 94.3%, from R$8.7 million for the fiscal year ended June 30, 2024, primarily due to a R$5.3 million decrease in interest income from cash equivalents and restricted cash in our escrow account.

Finance Costs

Finance costs for the fiscal year ended June 30, 2025, were R$1,261.8 million, an increase of R$138.6 million, or 12.3%, from R$1,123.2 million for the fiscal year ended June 30, 2024. This increase was primarily driven by R$157.0 million related to financial interest for related-party transactions and R$50.7 million in interest on obligations to FIAGRO and other quota holders for the year ended June 30, 2025, partially offset by a decrease of R$48.5 million in interest in borrowings.

Changes in our finance costs across our reporting segments were as follows:

i. finance costs in Brazil Ag Retail amounted to R$1,158.6 million for the fiscal year ended June 30, 2025, an increase of R$119.6 million, or 11.5%, from R$1,039.0 million for the fiscal year ended June 30, 2024. This increase was primarily driven by a R$157.0 million increase in interest with related parties and R$53.0 million in interest in FIDC financing, partially offset by a reduction of R$98.1 million in interest in loans;

ii. finance costs in Latam Ag Retail amounted to R$36.2 million for the fiscal year ended June 30, 2025, an increase of R$11.1 million, or 44.2%, from R$25.1 million for the fiscal year ended June 30, 2024, which was primarily due to a R$6.3 million increase in interest on loans and borrowings; and

iii. finance costs in Crop Care amounted to R$81.9 million for the fiscal year ended June 30, 2025, an increase of R$21.5 million, or 35.6%, from R$60.4 million for the fiscal year ended June 30, 2024, reflecting a R$29.1 million increase in interest on loans and borrowings, partially offset by the increase of R$2.2 million in interest in FIDC financing.

Non-allocated corporate finance costs for the fiscal year ended June 30, 2025, amounted to R$11.4 million, an increase of R$3.5 million, or 44.3%, from R$7.9 million loss for the fiscal year ended June 30, 2024, primarily reflecting higher interest in loans.

Other Financial Income (Costs)

Other financial costs for the fiscal year ended June 30, 2025, were R$102.4 million, an increase of R$1.0 million, or 1.0%, from R$101.4 million for the fiscal year ended June 30, 2024.

Other financial costs across our reporting segments were as follows:

i. in Brazil Ag Retail, other financial costs amounted to R$116.2 million for the fiscal year ended June 30, 2025, a decrease of R$1.2 million, or 1.0%, from R$115.0 million for the fiscal year ended June 30, 2024.

ii. in Latam Ag Retail, other financial costs amounted to R$0.8 million for the fiscal year ended June 30, 2025, a decrease of R$1.3 million, or 61.9%, from R$2.1 million for the fiscal year ended June 30, 2024, primarily due to R$3.2 million gain from changes in fair value on commodity forward contracts, partially offset by R$1.8 million loss from foreign exchange differences on trade receivables and trade payables, net

iii. in Crop Care, other financial costs amounted to R$7.6 million for the fiscal year ended June 30, 2025, an increase of R$3.0 million, or 65.2%, from R$4.6 million for the fiscal year ended June 30, 2024, primarily due to (i) R$18.3 million loss from changes in fair value of derivative financial instruments, partially offset by R$15.4 million gain from foreign exchange differences on trade receivables and trade payables, net.

Non-allocated corporate other financial income for the fiscal year ended June 30, 2025, amounted to R$22.2 million income, an increase of R$1.9 million, or 9.4%, from R$20.3 million for the fiscal year ended June 30, 2024, and was primarily attributable to a R$14.0 million gain on changes in the fair value of warrants.

Current Income Taxes

We recorded a current income taxes expense for the fiscal year ended June 30, 2025, of R$45.9 million, a variation of R$60.6 million, from a credit of R$14.7 million for the fiscal year ended June 30, 2024. This variation was primarily attributable to lower tax benefit related to ICMS tax incentives recognized in the current year, which increased current income taxes payable. The impact was primarily driven by a lower tax benefit related to ICMS tax incentives recognized in the current year and due to some subsidiaries that generated taxable profits during the fiscal year which increased the current income taxes payables. For more information, see Notes 10 and 24 to our audited consolidated financial statements included elsewhere in this annual report.

Changes in our current income taxes across our reporting segments were as follows:

i. in Brazil Ag Retail, current income taxes amounted a loss of R$20.3 million for the fiscal year ended June 30, 2025, a decrease of R$67.3 million, from a gain of R$47.0 million for the fiscal year ended June 30, 2024, due to the reduction in the tax benefit arising from the deduction of the ICMS tax incentives;

ii. in Latam Ag Retail, current income taxes loss amounted to R$13.3 million for the fiscal year ended June 30, 2025, an increase of R$1.7 million, from R$11.6 million for the fiscal year ended June 30, 2024; and

iii. in Crop Care, current income taxes loss amounted to R$12.3 million for the fiscal year ended June 30, 2025, a decrease of R$8.4 million, or 40.6%, compared to R$20.7 million for the fiscal year ended June 30, 2024. This decrease is primarily driven by the increase of R$80.8 million in loss (profit) before income taxes.

Deferred Income Taxes

Deferred income taxes expense for the fiscal year ended June 30, 2025, was R$284.2 million, a variation of R$295.1 million, from a credit of R$10.9 million for the fiscal year ended June 30, 2024. This variation was primarily attributable to the recognition of a valuation allowance for against deferred income tax assets in our Brazil Ag Retail segment, of R$205.7 million, as our updated business plan and projections did not provide sufficient evidence of probable recoverability of these assets in the near term.Changes in our deferred income taxes across our reporting segments were as follows:

i. in Brazil Ag Retail, deferred income taxes expense was R$283.5 million for the fiscal year ended June 30, 2025, an increase of R$275.5 million, from expense of R$8.0 million for the fiscal year ended June 30, 2024. This increase was primarily due to the recognition of a R$205.7 million valuation allowance against deferred income tax assets, as our updated business plan and projections no longer indicate sufficient future taxable profits in the near term to support their recoverability;

ii. in Latam Ag Retail, deferred income taxes gain was R$0.1 million for the fiscal year ended June 30, 2025, compared to a gain of R$3.3 million for the fiscal year ended June 30, 2024; and

iii. in Crop Care, deferred income taxes gain was R$21.4 million for the fiscal year ended June 30, 2025, an increase of R$16.5 million, from R$4.9 million for the fiscal year ended June 30, 2024, primarily to the recognition of deferred tax assets at Union Agro, mainly related to tax loss carryforwards under the Lucro Real regime.

Loss (Profit) for the Year

As a result of the foregoing, we recorded a loss for the fiscal year ended June 30, 2025 of R$2,883.9 million, an increase of R$2,098.9 million, from R$785.0 million for the fiscal year ended June 30, 2024. Segment results are presented before intersegment eliminations related to sales between Brazil Ag Retail and Crop Care, as described in Note 4 to our audited consolidated financial statements included elsewhere in this annual report:

i. Brazil Ag Retail recorded a loss of R$2,709.3 million for the fiscal year ended June 30, 2025, an increase of R$2,108.4 million, from R$600.9 million for the fiscal year ended June 30, 2024. This result was primarily driven by (i) a R$1,552.5 million reduction in operating profit; and (ii) a R$342.9 million increase in income taxes expense;

ii. Latam Ag Retail recorded a profit of R$10.3 million for the fiscal year ended June 30, 2025, a decrease of R$0.6 million, from R$10.9 million for the fiscal year ended June 30, 2024, primarily reflecting a R$4.9 million increase in income tax expense; and

iii. Crop Care recorded a loss of R$42.3 million for the fiscal year ended June 30, 2025 a variation of R$55.9 million, from a profit of R$13.6 million for the fiscal year ended June 30, 2024, primarily reflecting a R$85.2 million decrease in operating profit.

Non-allocated corporate expenses accounted for a R$155.4 million loss in the fiscal year ended June 30, 2025, a decrease of R$28.7 million from R$184.1 million for the fiscal year ended June 30, 2024, primarily due to a R$42.0 million increase in operating profit.

Fiscal Year Ended June 30, 2024 Compared to Fiscal Year Ended June 30, 2023

For a discussion of our results of operations for the fiscal year ended June 30, 2024, compared to the fiscal year ended June 30, 2023, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Historical Consolidated Statements of Profit or Loss—Fiscal Year Ended June 30, 2024, Compared to Fiscal Year Ended June 30, 2023” of our annual report on Form 20-F for the fiscal year ended June 20, 2024.

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

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as loss for the year, adjusted for finance income (costs), income taxes current and deferred, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely (i) share of profit of an associate; (ii) impairment losses; (iii) fair value on inventory sold from acquired companies; (iv) M&A expenses that in management’s judgment do not necessarily occur on a regular basis, (v) listing expenses refers to any excess of fair value of our Ordinary Shares issued over the fair value of TPB SPAC identifiable net assets acquired, which represents compensation for the service of a stock exchange listing for our shares and is expensed as incurred, (vi) share-based compensation expenses, (vii) one-off bonuses paid out to our employees recognized across multiple quarters during the fiscal years, (viii) monitoring expenses, related to expenses paid to Patria in relation to management consultancy services in connection with acquisition transactions; (ix) restructuring expenses related to store closures and other footprint rationalization initiatives carried out under Lavoro’s restructuring plan; and (x) EJ plan expenses, related to professional fees and other expenses incurred in connection with the Company’s extrajudicial restructuring process in Brazil. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by our revenue for the year. For further information on Adjusted EBITDA and Adjusted EBITDA Margin, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.”

	For the Fiscal Year Ended June 30,
	2025	2025	2024	2023
	(in US$ millions)(1)	(in R$ millions, except as otherwise indicated)
Loss for the year	(528.5)	(2,883.9)	(785.0)	(218.7)
(+) Depreciation and amortization	29.4	160.2	179.0	140.6
(+) Income taxes current and deferred	60.5	330.1	(25.6)	(172.3)
(+) Finance income (costs), net	190.7	1,040.5	822.5	617.8
(+) Share of profit of an associate	(0.2)	(1.3)	(1.5)	-
(+) Impairment losses	155.4	848.2	-	-
(+) Fair value on inventory sold from acquired companies(2)	-	-	1.0	26.9
(+) M&A expenses(3)	0.3	1.4	21.7	11.1
(+) Listing expenses(4)	-	-	-	319.6
(+) Share-based compensation expenses(5)	1.9	10.6	15.6	14.5
(+) One-off bonuses(6)	0.9	5.1	18.0	29.7
(+) Monitoring expenses(7)	1.4	7.5	17.5	18.7
(+) Restructuring expenses (8)	0.4	2.3	-	-
(+) EJ Plan expenses (9)	1.2	6.5	-	-
Adjusted EBITDA	(86.7)	(472.9)	263.2	787.9
(/) Revenue	1,194.3	6,517.3	9,392.3	9,347.4
Adjusted EBITDA Margin	-7.3%	-7.3%	2.8%	8.4%

(1) For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.4571 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”

(2) Fair value adjustment on inventory sold from acquired companies

(3) M&A expenses primarily include M&A team compensation expenses and accounting and tax due diligence expenses.

(4) Refers to any excess of fair value of our Ordinary Shares issued over the fair value of TPB SPAC identifiable net assets acquired, which represents compensation for the service of a stock exchange listing for our shares and is expensed as incurred. For more information, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

(5) Refers to share-based payment recognized for employee services received during the year. For more information, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.

(6) Refers to a deferred, one-off expense related to employee bonuses, recognized across multiple quarters in the fiscal years ended June 30, 2025, and 2024.

(7) Refers to expenses paid to Patria in relation to management support services for acquisition transactions. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Related Party Transactions.”

(8) Refers to operating expenses related to store closures and other footprint rationalization initiatives carried out under Lavoro’s restructuring plan.

(9) Refers to professional fees and other expenses incurred in connection with the Company’s extrajudicial restructuring process in Brazil.

Net Debt and Net Debt/Adjusted EBITDA Ratio

Net Debt is calculated as borrowings (current and non-current) plus Agribusiness Receivables Certificates (current and non-current), obligations to FIAGRO quota holders (current) and payables for the acquisition of subsidiaries (current and non-current), less cash equivalents. Net Debt/Adjusted EBITDA Ratio, also a non-IFRS financial measure, is calculated as Net Debt divided by Adjusted EBITDA. For further information on Net Debt and Net Debt/Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt/Adjusted EBITDA Ratio.”

	2025	2025	2024	2023
	(in US$ millions)(1)	(in R$ millions, except as otherwise indicated)
Borrowings (current and non-current)	186.8	1,019.3	1,225.6	965.5
Agribusiness Receivables Certificates (current and non-current) (2)	75.2	410.5	405.6	-
Obligations to FIAGRO quota holders (current) (2)	92.0	501.9	205.1	150.0
Payables for the acquisition of subsidiaries (current and non-current)	27.1	148.0	206.2	275.2
(-) Cash equivalents	(87.9)	(479.8)	(911.3)	(564.3)
Net Debt	293.2	1,599.9	1,131.1	826.4
Adjusted EBITDA	(83.3)	(454.8)	263.2	787.9
Net Debt/Adjusted EBITDA Ratio	-3.5x	-3.5x	4.3x	1.0x

(1) For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.4571 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”

(2) For more information on our obligations to FIAGRO quota holders and Agribusiness Receivables Certificates (current and non-current), see note 19 to our audited consolidated financial statements, included elsewhere in this annual report.

Material Weakness in Internal Controls and Remediation

As mentioned elsewhere in this annual report, prior to the Business Combination, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures.

Our management has assessed the effectiveness of our internal control over financial reporting as of June 30, 2025. Using the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO.” Based on this assessment, management concluded that our internal control over financial reporting was not effective as of June 30, 2025 because of the material weaknesses described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Management identified the following material weaknesses as of June 30, 2025:

•         IT General Controls: Management identified a material weakness relating to the identification, design, and execution of relevant controls to prevent and detect deficiencies in information technology or “IT” that also affected the effectiveness of automated and IT-dependent controls, including lack of controls in place to monitor and oversee the completion of controls performed by a third-party. During the fiscal year ended June 30, 2025, we made progress, particularly within the SAP S/4 Hana environment. However, these enhancements have not yet been in place long enough to remediate this material weakness.

•         Entity and Process level controls: Management also identified a material weakness in the ineffective design, implementation and operation of internal controls applicable across both entity and transaction levels including the timely reconciliation of significant accounts and identification of necessary adjustments.

•         Financial Statement Close Process: Further, management identified a material weakness relating to the design, implementation and execution of controls in the financial statement close process, including the lack of review of accounting implications arising from complex transactions as well as from the consolidation process.

As a result of the above material weaknesses, both individually and in the aggregate, management concluded that our internal controls over financial reporting were not effective as of June 30, 2025. However, the material weaknesses mentioned above did not result in a material misstatement in our consolidated financial statements for the year ended June 30, 2025.

We have identified and begun to implement several steps to remediate the material weaknesses described above and to enhance our overall control environment. Our remediation process will include:

•         We plan to implement appropriate IT corrective measures and reassess our internal control framework regarding the SAP S/4 Hana ERP to reduce the risk of potential inaccuracies in our consolidated financial statements, which will involve the hiring of external parties.

•         We are working on the implementation of the centralized ERP SAP S/4 Hana and will enhance our use of IT systems to reduce the efforts of documentation and retention of evidence for proper execution.

•         We will review our internal control matrices with the aim of improving their quality and effectiveness, in order to ensure compliance with the Sarbanes-Oxley Act (and the associated regulations issued by the SEC) and the Internal Control—Integrated Framework (2013) issued by COSO.

•         We will plan for timely remediation of control deficiencies for the control environment to be effective for a sufficient year of time during the next fiscal year and the implementation of monitoring controls such as self-assessments and action plans to remediate deficiencies.

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

B. Liquidity and Capital Resources

Overview

As of June 30, 2025 and 2024, we had R$479.8 million and R$911.3 million in cash equivalents, respectively. We believe that our current available cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

Because of the likelihood that our Warrants will expire worthless or may be exercised on a “cashless” basis, we do not intend to rely on the receipt of proceeds from the exercise of Warrants to fund our liquidity and capital resource requirements. See “—Proceeds from Warrants” below.

In addition, in the fiscal year ended June 30, 2024, we obtained a tax benefit that permits us to deduct an ICMS benefit from our income taxes calculation. For more information, see notes 10 and 23 to our audited consolidated financial statements included elsewhere in this annual report. In accordance with Article 30 of Law No. 12,973/2014, the amount of ICMS benefits must be allocated to the fiscal incentive reserve category when there is sufficient profit in each subsidiary. Additionally, under the same law, these tax benefits must be included in the calculation base for corporate income taxes and the related social contribution on net profits when dividends are distributed or capital is refunded to the shareholders of the subsidiaries. As of June 30, 2025, the amount of fiscal incentive reserve in the subsidiaries was R$430.2 million and the balance of the fiscal benefit not yet allocated due to insufficient profits for this allocation stands at R$926.9 million. We have no intention to make our subsidiaries to distribute the incentive amounts to the parent. In the event of dividend distribution taxation will apply, as per the provisions of tax laws.

Cash Flows

The following table shows the generation and use of cash for the years indicated:

	For the Fiscal Year Ended June 30,
	2025	2025	2024	2023
	(US$ millions(1))	(R$ millions)
Cash Flow Data
Net cash flows used in (from) operating activities	(168.1)	(917.4)	165.8	108.1
Net cash flows used in (from) investing activities	13.2	72.0	(318.3)	(220.7)
Net cash flows provided by financing activities	76.7	418.7	489.5	448.7

(1) For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.4571 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”

Cash equivalents are comprised of short-term highly liquid investments with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. For more information, see note 5 to our audited consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended June 30, 2025 Compared to Fiscal Year Ended June 30, 2024

In the fiscal year ended June 30, 2025, our net cash flows used in operating activities were R$917.4 million, a variation of R$1,083.2 million, compared to net cash flows from operating activities of R$165.8 million in the fiscal year ended June 30, 2024. The main drivers were (i) an increase of R$1,743.3 million in loss before income taxes, and (ii) a variation of R$2,778.9 million in trade payables. These variation were partially offset by (iii) a variation of R$1,460.1 million in trade receivables, and (iv) an increase of R$444.9 million in inventories. For more information, see the notes to our audited consolidated financial statements included elsewhere in this annual report.

In the fiscal year ended June 30, 2025, our net cash flows from investing activities was R$72.0 million, a variation of R$390.3 million, compared to net cash flows used in investing activities of R$318.3 million in the fiscal year ended June 30, 2024, primarily due to (i) a decrease of R$188.8 million in acquisition of subsidiaries, net of cash acquired and (ii) a decrease of R$86.6 million in additions to property, plant and equipment and intangible assets, as well as (iii) a net increase of R$134.1 million related to restricted cash (proceeds from restricted cash of R$168.9 million partially offset by restricted cash deposits of R$34.8 million). For more information, see the notes to our audited consolidated financial statements included elsewhere in this annual report.

In the fiscal year ended June 30, 2025, our net cash provided by financing activities was R$418.7 million, a decrease of R$70.8 million, compared to R$489.5 million in the fiscal year ended June 30, 2024, primarily due to (i) a decrease of R$1,691.1 million in proceeds from borrowings and (ii) the absence of R$404.6 million in proceeds from Agribusiness Receivables Certificates, net of transaction costs  recorded in fiscal 2024, partially offset by (iii) a decrease of R$1,298.5 million in repayment of borrowings, (iv) an increase of R$589.0 million in proceeds from FIAGRO quota holders, net of transaction costs, and (v) proceeds from related parties of R$257.9 million. For more information, see the notes to our audited consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended June 30, 2024 Compared to Fiscal Year Ended June 30, 2023

For a discussion on our cash flows for the fiscal year ended June 30, 2024 compared to the fiscal year ended June 30, 2023, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” of our annual report on Form 20-F for the fiscal year ended June 30, 2024.

Indebtedness

As of June 30, 2025, we had R$1,019.3 million in borrowings (current and non-current) (compared to R$1,225.6 million as of June 30, 2024). As of June 30, 2025, we had R$501.9 million in obligations to FIAGRO quota holders (R$205.1 million as of June 30, 2024). In addition, as of June 30, 2025, we had R$410.5 million in Agribusiness Receivables Certificates (compared to R$405.6 million as of June 30, 2024). For more information on FIAGRO and Agribusiness Receivables Certificates, see note 18 to our audited consolidated financial statements.

The following is a description of our material indebtedness as of June 30, 2025:

On July 27, 2022, our subsidiary Agricultura y Servicios S.A.S issued a Tesorería note to a local bank in consideration of a term loan credit facility in the principal amount of COP$12.0 million, with interest accruing at a rate per annum equal to the IBR Rate plus 4.00% and maturing on July 27, 2027. This term loan credit facility is guaranteed by our subsidiary Lavoro Colombia S.A.S. As of June 30, 2025, COP$7.8 million (approximately R$10.0 thousand) was outstanding under this credit facility.

On March 11, 2023, our subsidiary Agrobiológica issued a CCB to a local bank in consideration of a term loan credit facility in the principal amount of R$19.3 million, with interest accruing at a rate per annum equal to the CDI Rate plus 4.35% and maturing on March 15, 2027. As of June 30, 2025, R$6.8 million was outstanding under this credit facility.

On October 28, 2024, Lavoro Limited issued a fixed credit note (Credito Fixo) to a local bank in consideration of a term loan credit facility in the principal amount of R$91.4 million, with interest accruing at a rate per annum equal to 23.58% and maturing on October 30, 2025. As of June 30, 2025, R$100.8 million was outstanding under this credit facility.

On June 30, 2025, our subsidiary Union Agro issued a fixed credit note (Credito Fixo) to a local bank in consideration of a term loan credit facility in the principal amount of R$38.0 million, with interest accruing at a rate per annum equal to the CDI Rate plus 3.41% and maturing on June 06, 2026. This term loan credit facility is guaranteed by our subsidiary Lavoro Agro Holding S.A. As of June 25, 2026, R$38.0 million was outstanding under this credit facility.

As of June 30, 2025, and as of the date of this annual report, we are in compliance with the covenants in our borrowing agreements, which do not contain financial covenants. For further information on our indebtedness, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

FIAGRO (Agribusiness Credit Rights Investment Fund)

Fiagro I

On July 22, 2022, we entered into an agreement to transfer receivables to FIAGRO, a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The acquisition of such receivables by the FIAGRO investment fund enables us to anticipate the receipt of funds from such receivables.

We hold all subordinated quotas issued by the FIAGRO, representing approximately 5% of the total outstanding quotas in an aggregate amount of R$8,100, while other parties hold all senior and mezzanine quotas, representing approximately 95% of the total outstanding quotas, which includes certain of Patria’s related parties that acquired the mezzanine quotas of FIAGRO in an aggregate amount of R$56,000. Under the terms of the FIAGRO, we are not liable in case there is a default on the credit rights acquired by the fund, but any such default may adversely affect our stake in FIAGRO quotas.

Our agreement to assign certain credit rights to FIAGRO will expire when all assigned receivables have been liquidated. The bylaws of the FIAGRO were established by us at their inception and grant us significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by the FIAGRO. In addition, senior and mezzanine quota holders receive interest at a benchmark rate of return ranging from the CDI rate +2.45% per year up to the CDI rate +8.0% per year. Residual returns from the FIAGRO fund, if any, are paid on the subordinated quotas, which do not bear interest and are not otherwise entitled to any pre-established rate of return. Senior and mezzanine quotas amortize annually over a three-year period after an initial 24-month grace period, whereas subordinated quotas amortize at the end of the fifth annual period.

Fiagro II

On August 2, 2024, we entered into an agreement to transfer receivables in the aggregate amount of R$315 million to Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais (Fiagro II), an investment fund legal structure established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The proceeds from this issuance will be used to support our ongoing working capital needs and other general corporate purposes. This represents our second facility, following the inaugural R$167 million (Fiagro I) established in 2022.

We hold all subordinated quotas issued by FIAGRO II, representing approximately 19.63% of the total outstanding quotas, in an aggregate amount of R$61.6 million, while other parties hold all senior quotas, representing approximately 80.37% of the total outstanding quotas.

The FIAGRO II fund was structured with 80.37% senior quotas bearing interest at a benchmark rate of return ranging from the CDI rate + 3.5% per year. The remaining percentage is paid on the subordinated quotas, which generate a benchmark return rate of CDI + 100% per year. The senior quotas are amortized semiannually over a three-year period, while the subordinated quotas are amortized at the maturity of the agreement.

In accordance with IFRS 10, we concluded we control FIAGRO I and FIAGRO II and, therefore, they are consolidated in our financial statements. The senior and mezzanine quotas are accounted for as a financial liability under “Obligations to quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense.

Other quota holders

During the current period, we entered into other agreements to transfer receivables in the aggregate amount of R$425 million to investment funds established under Brazilian law, in which we do not hold any interest in quotas. Under these agreements, we have not transferred substantially all the risks and rewards of these assets and, therefore, in accordance with IFRS 9, we continue to recognize the receivables and recognize the related liability under “Obligations to quota holders”.

For further information, see note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Agribusiness Receivables Certificates

On December 22, 2023, our subsidiary Lavoro Agro Holdings S.A. entered into a secured credit facility for the issuance of CRAs, a type of fixed-income security specific to Brazil’s agribusiness sector, governed by Brazilian securities laws. This credit facility consists of two series maturing on December 22, 2027. The first series, totaling R$69.0 million, bears interest at CDI rate plus 3.0% per annum. As of June 30, 2025, R$68.3 million was outstanding under this series. The second series, totaling R$351.9 million, carries a fixed interest rate of 14.2% per annum, with R$353.2 million outstanding as of June 30, 2025.

The issuance of both series was structured in collaboration with EcoAgro Group, a firm that specializes in structuring CRAs. UBS BB acted as the lead coordinator for this transaction, with Alfa and XP Investimentos serving as additional coordinators in the syndicate. For further details, see note 20 to our audited consolidated financial statements included elsewhere in this annual report.

Proceeds from Warrants

We will not receive any of the proceeds from sales of Warrants, except with respect to amounts we may receive upon the exercise of the Warrants. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Ordinary Shares, the reported sales price for which was US$2.20 per share on June 30, 2025. Each Warrant is exercisable for one Ordinary Share at an exercise price of US$11.50. Therefore, if and when the trading price of the Ordinary Shares is less than US$11.50, we expect that warrantholders would not exercise their Warrants.

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

Forward Purchase Agreements

On February 21, 2023, TPB SPAC entered into separate Forward Purchase Agreements with certain FPA Investors, pursuant to which TPB SPAC (or Second Merger Sub, as successor-in-interest to TPB SPAC following the Closing) agreed to purchase in the aggregate, on the Maturity Date, up to 2,830,750 Ordinary Shares then held by the FPA Investors (subject to certain conditions and purchase limits set forth in the Forward Purchase Agreements). Pursuant to the terms of the Forward Purchase Agreements, each FPA Investor further agreed not to redeem, in connection with the Extraordinary General Meeting, of any of the SPAC Class A Ordinary Shares owned by it at such time, provided that FPA Investors had the right to sell such Ordinary Shares to us on the Maturity Date at a per share price equal to (i) the total amount of the Escrowed Property in the Escrow Account (in each case, as defined in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions Related to the Business Combination—Forward Purchase Agreements”), divided by (ii) the total number of Ordinary Shares held by the FPA Investors as of the Maturity Date.

On or around February 28, 2025, which was the Maturity Date under the FPAs, the FPA Investors continued to hold all of the 2,830,750 Ordinary Shares subject to the agreements and had not disposed of any such shares. In accordance with the terms of the FPAs, the FPA Investors elected to resell all of their Ordinary Shares to us. The aggregate purchase price paid to the FPA Investors for these shares was US$31.0 million, which was funded from the Escrowed Property in accordance with the FPAs. This election significantly reduced the amount of cash arising from the Business Combination that would otherwise have been available to fund our liquidity and capital resource requirements and is expected to adversely affect our ability to fund our growth plan as originally contemplated when entering into the Forward Purchase Agreements.

For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions Related to the Business Combination—Forward Purchase Agreements.”

Capital Expenditures

In the fiscal years ended June 30, 2025, 2024 and 2023, our principal capital expenditures consisted of additions to property, plant and equipment and intangible assets, which amounted to R$27.8 million, R$114.4 million and R$65.4 million in such fiscal years, respectively. In these fiscal years, our capital expenditures were primarily used to acquire vehicles, machines and equipment, to improve facilities to support the growth of our operations and to improve efficiency and quality.

In addition, through June 30, 2025, we had invested approximately R$74.0  million in Agrobiológica to support the development of its research and development and production site in Itapolis, state of São Paulo.

Such capital expenditures are financed through cash generated from our operations and, as applicable, long-term indebtedness.  To the extent the proceeds of the Business Combination and cash from our business activities are insufficient to fund future capital requirements, including potential future acquisitions, we may need to seek equity or debt financing in the future. We will continue to make capital expenditures to support the expected growth of our business.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of June 30, 2025:

	As of June 30, 2025
	Up to 1 year	From 1 to 5 years	Total
	(in R$ millions)
Lease liabilities	92.8	72.9	165.7
Borrowings	1,149.3	22.8	1,172.2
Obligations to FIAGRO quota holders	577.2	-	577.2
Agribusiness Receivables Certificates	472.1	-	472.1
Payables for the acquisition of subsidiaries	148.4	6.5	154.9
Warrant liabilities	2.0	-	2.0
Total	2,441.7	102.3	2,544.0

Off-Balance Sheet Arrangements

We provide guarantees to our input suppliers in consideration for installment purchases of agricultural inputs. These guarantees are represented by short-term bank guarantees and the endorsement of rural producer notes (cédula do produtor rural), or CPRs, obtained from customers in the sales process. The amount of these guarantees was R$499.5 million and R$1,082.2 million as of June 30, 2025 and 2024, respectively.

Other than as set forth above, we did not have any off-balance sheet arrangements as of June 30, 2025.

C.   Research and Development, Patents and Licenses, etc.

We rely on a combination of trademark, domain names and trade secret laws, as well as employee and third- party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of June 30, 2025, we owned one Brazil-issued patent related to bacterial growth medium, a number of trademarks including “Lavoro,” “Qualicitrus,” “América,” “Agrovenci,” and other valuable trademarks and designs covering various brands, products and services, including “Perterra.” We also own a number of domain names registered in Brazil, including lavoroagro.com, grupopitangueiras.com.br, impactoinsumos.com.br, and agrobiologica.com.br and abroad such as grupogral.co.

As of the date of this annual report, our application to register the trademark “Lavoro” in the United States is pending approval by the relevant authority.

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.    Critical Accounting Estimates

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

A. Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our governing documents, the Companies Act and the common law of the Cayman Islands.

Board of Directors

Our board of directors is comprised of five members. Each director holds office for the term, if any, fixed by the shareholder resolution that appointed him or her, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal from or vacating office as a director in accordance with our governing documents. Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to its first annual general meeting) serving a three-year term. Our directors do not have a retirement age requirement under our governing documents.

The following table sets forth certain information, as of the date of this annual report, concerning our directors. Unless otherwise indicated, the business address for our directors is Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo, SP, Brazil, 04548-005.

Name	Date of Birth	Position(s)
Marcos de Mello Mattos Haaland	June 3, 1965	Chairman
Ricardo Leonel Scavazza	December 26, 1977	Director
Daniel Fisberg	June 20, 1984	Director
Michael Stern	March 19, 1961	Independent Director(1)
Eduardo Daher	December 26, 1949	Independent Director(1)

(1) Member of the Audit Committee.

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

Daniel Fisberg is a member of our board of directors. Mr. Fisberg is a Private Equity Partner at Patria Investments. Prior to joining Patria, Mr. Fisberg was the head of M&A and corporate development for South America at the Archer-Daniels-Midland Company, a Fortune 50 agribusiness powerhouse. From 2012 to 2014, Mr. Fisberg served as head of M&A for Cielo S.A., a leading financial services company in Brazil. Mr. Fisberg also acted as a management consultant for over five years for Roland Berger, a strategy-consulting firm, with projects in Europe and in South America. Mr. Fisberg holds a bachelor’s degree in business from Universidade de São Paulo and an MBA from London Business School. Mr. Fisberg also spent a semester at the Massachusetts Institute of Technology, focusing on venture capital and private equity investments. We believe Mr. Fisberg is well qualified to serve as director due to his extensive agribusiness and investment experience.

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

Name	Date of Birth	Position
Marcelo Pessanha	November 27, 1984	Chief Executive Officer
Julian Garrido Del Val Neto	July 22, 1967	Chief Financial Officer
Gustavo Modenesi	November 15, 1984	Head of Crop Care Business Unit
Gustavo Ocampo Duran	July 1, 1960	Latin America General Manager

Marcelo Pessanha is our Chief Executive Officer, a position he has held since November 2025. Prior to that, he was our Sales and Marketing Vice-President of Lavoro, a position he held from July 2024 to November 2025. Mr. Pessanha joined Lavoro in November 2019, having served as Crop Care’s business officer until April 2022 and as Crop Care’s Chief Executive Officer from April 2022 to July 2024. Prior to joining us, from June 2010 to November 2019, Mr. Pessanha served in various capacities at UPL Brasil, an agricultural solutions and agriculture technology company, including serving as Head of Business Unit F&V, Citrus and Coffee from April 2019 to November 2019 and Head of Business Unit Centro from April 2018 to November 2019, among other positions held at the company. Mr. Pessanha holds a degree in agronomy engineering and agriculture from Faculdade Dr. Francisco Maeda – FAFRAM (2007), an MBA from Fundação Dom Cabral (2017) and an MBA in marketing from Fundação Getulio Vargas (2012).

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

B. Compensation

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

For the fiscal years ended June 30, 2025, 2024 and 2023, the aggregate compensation expense for our directors and executive officers and to the directors and executive officers of our subsidiaries for services in all capacities was R$18.7 million, R$51.1 million and R$55.0 million, respectively, which includes both benefits paid in kind and compensation. See note 27(c) to our audited consolidated financial statements included elsewhere in this annual report.

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

Lavoro Equity Plan

On August 16, 2023 and September 27, 2023, our board of directors approved and adopted the Lavoro Limited Restricted Stock Unit Plan, or the Lavoro Equity Plan, which provides for the grant of restricted stock units, or RSUs, to participants identified by our board. The total number of Ordinary Shares that may be delivered to participants within the scope of the Lavoro Equity Plan considering all RSUs granted shall not exceed five percent (5%) of the total number of Ordinary Shares that were outstanding as of the date of the Lavoro Equity Plan’s approval. Subject to the terms of the Lavoro Equity Plan and to individual grants, RSUs are subject to a five-year vesting period, in which one-third of RSUs granted will vest on each of the third, fourth and fifth anniversary of the date in which they were granted. Termination of a participant from their employment with the company will lead to the forfeiture of any unvested RSUs. As of the date of this annual report, 82,289 RSUs became vested since July 1, 2025 and each RSU entitles the holder to one Ordinary Share after the vesting period. For more information, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.

C. Board Practices

Foreign Private Issuer Status

We are subject to Nasdaq corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under Nasdaq rules, as a foreign private issuer, we may follow the “home country” practice of the Cayman Islands, except that we are required (a) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described under “—Committees of the Board of Directors—Audit Committee”); (b) to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (c) to provide a brief description of the significant differences between our corporate governance practices and Nasdaq corporate governance practice required to be followed by U.S. listed companies.

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•         the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

•         the requirement under Section 5605(d) of the Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•         the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

•         the requirement under Section 5635(d) of the Nasdaq listing rules that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our governing documents, we are not required to obtain any such approval;

•         the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present; and

•         the requirement under Sections 5250(b)(3) and 5250(d) of the Nasdaq listing rules, which require certain disclosures of third party director and nominee compensation and distribution of annual and interim reports, respectively.  As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.

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

Audit Committee

Our audit committee consists of Michael Stern and Eduardo Daher. Our board of directors has determined that each of Michael Stern, and Eduardo Daher meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. We do not currently have a third member of our audit committee or an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act due to Lauren StClair’s term as a director expiring and her not seeking reelection at our annual general meeting. We are currently searching for a replacement audit committee member. Our audit committee must, among other things:

•         select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•         help to ensure the independence and performance of the independent registered public accounting firm;

•         discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operation;

•         develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•         review our policies on risk assessment and risk management;

•         review related party transactions; and

•         approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

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

Compensation Committee

Our board of directors established a compensation committee on September 28, 2023. Our compensation committee consists of Daniel Fisberg, Marcos de Mello Mattos Haaland and Michael Stern, with Daniel Fisberg serving as chairperson. Our compensation committee must, among other things:

•         oversee our executive compensation and benefit plans;

•         assist our board of directors in the management of the Lavoro Equity Plan and other equity-based incentive plans;

•         oversee the evaluation process for our executive officers; and

•         assist our board of directors with its executive officer succession plan.

Our compensation committee operates under a written charter adopted by our board of directors. As permitted by the listing requirements of Nasdaq, we have opted out of Section 5605(d) of the Nasdaq listing rules, which requires that a compensation committee consist entirely of independent directors.

Controlled Company Exception

As of the date of this annual report, the Lavoro Original Shareholders beneficially own approximately 86.3% of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

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

D. Employees

As of June 30, 2025, 2024 and 2023, we had 2,975, 3,767 and 3,778 employees, respectively. As of June 30, 2025, all our employees were based in our offices in Curitiba, State of Paraná and São Paulo, State of São Paulo, and our facilities in the Brazilian states of Mato Grosso, Mato Grosso do Sul, Paraná, Goiás, Tocantins, Rondônia, Rio Grande do Sul, Santa Catarina and Minas Gerais, as well as in Colombia and Ecuador, where we have business operations through the entities in our Latam Ag Retail segment.

The table below breaks down our full-time personnel by function as of June 30, 2025:

Function	Number of Employees	% of Total
Management	217	6%
Technology	13	0%
Sales and Marketing	912	24%
Customer Support	12	0%
General and Administrative	1,821	48%
Total	2,975	100%

Our employees in Brazil are affiliated with the unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “—B. Compensation.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of June 30, 2025:

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

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 114,595,437 Ordinary Shares issued and outstanding as of June 30, 2025, prior to the exercise of any Warrants. This amount includes 3,006,049 Ordinary Shares outstanding as of June 30, 2025 that constitute Vesting Founder Shares. Vesting Founder Shares are subject to certain vesting, lock-up and beneficial ownership limitations upon the Sponsor under the terms of Sponsor Letter Agreement, as amended. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions Related to the Business Combination—Sponsor Letter Agreement” elsewhere in this annual report.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Beneficial Owners	Ordinary Shares(1)	% of Total Ordinary Shares(2)
Directors and Executive Officers(3)
Marcelo Pessanha	—	—
Julian Garrido Del Val Neto	—	—
Gustavo Modenesi	—	—
Gustavo Ocampo Duran	—	—
Ricardo Leonel Scavazza	—	—
Marcos de Mello Mattos Haaland	—	—
Daniel Fisberg	—	—
Michael Stern	*	*
Eduardo Daher	*	*
All directors and executive officers as a group (9 individuals)	*	*
Principal Shareholders
Investment Funds(4)(5)	96,522,819	84.8%
Patria Finance Limited(4)	2,366,913	2.1%
Patria Investments Limited(5)(6)	98,889,732	86.9%
Sponsor(7)	1,458,575	1.2%
The Production Board, LLC(8)	11,458,575	9.9%

* Represents beneficial ownership of less than 1% of our issued and outstanding Ordinary Shares.

(1) The number of Ordinary Shares listed for each beneficial owner assumes the exercise of all of the Warrants beneficially owned by beneficial owner, except to the extent that any such Warrants may not be exercised as a result of the Ownership Limitation set forth in the Sponsor Letter Agreement.

(2) In calculating the percentages of Ordinary Shares outstanding, (a) the numerator is calculated by adding the number of Ordinary Shares beneficially owned by such beneficial owner and the number of Ordinary Shares issuable upon the exercise of Warrants beneficially owned by such beneficial owner (if any), in each case excluding any Warrants or underlying shares that may not be exercised or acquired as a result of the Ownership Limitation set forth in the Sponsor Letter Agreement; and (b) the denominator is calculated by adding the total aggregate number of Ordinary Shares outstanding and the number of Ordinary Shares issuable upon the exercise of Warrants beneficially owned by such beneficial owner (subject to the same exclusion), but not including the number of Ordinary Shares issuable upon the exercise of Warrants beneficially owned by any other beneficial owner.

(3) Unless otherwise noted, the business address of our directors and executive officers is Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo—SP, Brazil, 04548-005

(4) The Investment Funds, a group of Cayman Islands, Delaware and Ontario entities, are the record holders of such shares, and PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC are the general partners of the Investment Funds; Patria Finance Limited is the sole shareholder of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC; Patria Finance Limited is wholly owned by Patria Investments Cayman Limited; Patria Investments Cayman Limited is wholly owned by Patria Investments Latam S.A.; Patria Investments Latam S.A. is wholly owned by Patria Investments Limited; Patria Investments Limited is controlled by Patria Holdings Limited. Each of the entities described in this footnote (other than to the extent it directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of each of the Cayman, Delaware and Ontario Investment Funds is c/o Maples Corporate Services, PO Box 309, Ugland House, South Church Street, KY1-1104, George Town, Grand Cayman, Cayman Islands, c/o Maples Fiduciary Services (Delaware) Inc., 4001 Kennet Pike, Suite 302, Wilmington, DE 19807, United States, 199 Bay St, Commerce Court West, Suite 5300 (c/o 152928 Canada Inc.), Toronto, ON M5L 189, Canada; respectively. The business address of PBPE General Partner V, Ltd. and PBPE Fund V (DE GP) Garden, LLC is c/o Maples Corporate Services, PO Box 309, Ugland House, South Church Street, KY1-1104, George Town, Grand Cayman, Cayman Islands. The business address of each of the other entities described in this footnote is c/o Patria Investments Limited, at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, Grand Cayman, Cayman Islands, KY1-9006.

(5) In September, 2025, one of the Investment Funds pledged up to 8,269,453 of our Ordinary Shares to secure certain obligations, which Ordinary Shares represent 7.2% of our outstanding share capital. If enforcement action is taken by or on behalf of the entities that have the benefit of the share pledges, or if shares of common stock are otherwise transferred in satisfaction of obligations, such enforcement action or transfers could cause the market price of our Ordinary Shares to decline as a result of substantial sales of our Ordinary Shares.

(6) While Patria Investments Limited does not own such shares directly, as described in the foregoing footnote, Patria Investments Limited may be deemed to beneficially own the shares directly or indirectly held by the entities controlled (directly or indirectly) by it, whenever those entities are acting in the capacity of general partner and to the extent and subject to the limitations set forth in the limited partnership agreements of the Investment Funds. Patria Investments Limited disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly. The business address of Patria Investments Limited is c/o Patria Investments Limited, at 60 Nexus Way 4th floor, Camana Bay, PO Box 757, Grand Cayman, Cayman Islands, KY1-9006.

(7) Consists of 1,398,025 Ordinary Shares that are not subject to further vesting, and (2) 60,550 Ordinary Shares that are subject to vesting as set forth in Amendment No. 3 (as defined herein). Certain additional equity interests beneficially owned by the Sponsor are currently unvested as a result of the operation of this Ownership Limitation. Any Ordinary Shares owned by the Sponsor that are subject to further vesting will vest if at any time during the three-year period following the Closing Date the closing share price of the Ordinary Shares is greater than or equal to certain market values over any 20 trading days within any consecutive 30 trading day period; provided that, per the terms of Amendment No. 3, no such Ordinary Shares shall vest to the extent that after giving effect to such vesting, the Sponsor and its affiliates would beneficially own a number of Ordinary Shares in excess of 9.99%. The Production Board is the sole member of the Sponsor. David Friedberg, Bharat Vasan and William Hauser are managers on the board of managers of the Sponsor, and each disclaims beneficial ownership of the securities held by the Sponsor and its subsidiaries except to the extent of his pecuniary interest therein. The business address of the Sponsor is 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

(8) Consists of (a) 10,000,000 Ordinary Shares owned by The Production Board (b) 1,398,025 Ordinary Shares owned by the Sponsor that are not subject to further vesting, and (c) 60,550 Ordinary Shares that are subject to vesting as set forth in Amendment No. 3 (as defined herein). Certain additional equity interests beneficially owned by The Production Board are currently unvested as a result of the operation of this Ownership Limitation. While The Production Board does not own the Ordinary Shares or Warrants beneficially owned by the Sponsor directly, as described in the foregoing footnote, The Production Board may be deemed to beneficially own the securities directly or indirectly held by the entities controlled (directly or indirectly) by it. The Production Board disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest it may have therein, directly or indirectly. David Friedberg, Anil Patel, Sen. Bob Kerrey and Barney Schauble are directors on the board of directors of The Production Board, and each disclaims beneficial ownership of the securities held by The Production Board and its subsidiaries except to the extent of his pecuniary interest therein. The business address of The Production Board, LLC is 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

B. Related Party Transactions

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

Moreover, as an exempted company incorporated under the laws of the Cayman Islands with limited liability that has the majority of its operations in Brazil, Lavoro Limited adopted corporate governance policies and practices required by applicable legislation to govern transactions with related parties, including those requirements of Brazilian Corporate Law. Brazilian Corporate Law prohibits a company’s management from, among other matters (i) performing any action that may result in a personal advantage at the Company’s expense, (ii) receiving any personal advantage from third parties arising, directly or indirectly, as a result of the exercise of that person’s responsibilities with the Company and (iii) participating in any transaction, or resolution with respect thereto taken by management, in which they have a conflict of interest.

Certain Related Party Transactions

In the ordinary course of our business, we sell products to the non-controlling shareholders of some of the companies that we have acquired. We received revenue from sales of products in the amount of R$24.0 million, R$23.2 million and R$33.0 million from these services in the fiscal years ended June 30, 2025, 2024 and 2023, respectively).

We have incurred certain expenses payable to Patria and its affiliates for management support services rendered in connection with our acquisitions:

•         On January 3, 2023, Crop Care Holding S.A. entered into a third consultancy services agreement with Gestão, which is entitled to annual compensation of R$1.2 million. The agreement expired on December 31, 2023. On January 3, 2024, Crop Care Holding S.A. entered into a fourth consultancy services agreement with Gestão, which is entitled to annual compensation of R$1.0 million. The agreement expired on December 31, 2024. On January 3, 2025, Crop Care Holding S.A. entered into a fifth consultancy services agreement with Gestão, which is entitled to annual compensation of R$0.5 million. The agreement expires on December 31, 2025.

•         On January 3, 2023, Lavoro Agro Holding S.A. entered into a third consultancy services agreement with Gestão, which is entitled to annual compensation of R$14.2 million. The agreement expired on December 31, 2023. On January 3, 2024, Lavoro Agro Holding S.A. entered into a fourth consultancy services agreement with Gestão, which is entitled to annual compensation of R$24.0 million. The agreement expired on December 31, 2024. Lavoro Agro Holding S.A, hasn’t entered into a fifth consultancy services agreement with Gestão in 2025.

We recorded monitoring expenses in the amount of R$7.5 million, R$17.5 million and R$18.7 million in the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

On February 27, 2023, the board of directors of Lavoro Agro Limited approved, by unanimous written resolution, the issuance of an aggregate of 2.78 Lavoro Agro Limited Shares for a total subscription price of US$11,716,689. These Lavoro Agro Limited Shares were divided among, subscribed and paid for by the Investment Funds and Patria Finance, affiliates of Patria.

During the fiscal year 2025, we entered into significant transactions with related parties controlled by funds managed by Patria Investments, involving the purchase of agricultural inputs at market prices plus a fixed margin for the duration of the transaction, commercial advances, and non-recourse assignments of performed accounts receivable from rural producers. These transactions were carried out to guarantee cash flow and ensure continued supply of agricultural inputs to customers during the period in which we were restructuring our capital structure and implementing actions in connection with the EJ Plan. See Note 27 to our audited consolidated financial statements included elsewhere in this annual report.

During fiscal year ended June 30, 2025, we transferred trade receivables with no recourse in the total amount of R$743.4 million to related parties controlled by funds managed by Patria Investments Ltd to settle liabilities related to the acquisition of agricultural inputs. See Note 27 to our audited consolidated financial statements included elsewhere in this annual report.

Subsequent to June 30, 2025, on December 15, 2025, we completed the sale of a 53.3% equity interest in Triagro, which owns the Crop Care Companies, to certain funds managed by Patria Investments Limited, for approximately R$400 million. Following this transaction, we retained (i) Perterra, which is part of our Crop Care segment and imports and distributes off-patent crop protection products, and (ii) a 46.7% equity interest in the Crop Care Companies via our retained minority equity interest in Triagro. For more information, see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Sale of a Majority Equity Interest in Crop Care."

Subsequent to June 30, 2025, we entered into a new transaction related to the acquisition of agricultural inputs from related parties controlled by funds managed by Patria Investments Ltd, in the amount of R$165 million. See Notes 27 and 34 to our audited consolidated financial statements included elsewhere in this annual report and "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Related party transactions–Agricultural Inputs."

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

Lock-up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Registrant, TPB SPAC and the Investment Funds entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which the Investment Funds agreed, among other things, to certain transfer restrictions on the Ordinary Shares held by such Investment Funds (and their respective permitted transferees) as of the Closing Date (the “Lock-up Shares”) for a period (i) for 25% of the Lock-Up Shares (and their respective permitted transferees), the date that is 180 days following the closing date, (ii) for an additional 25% of the Lock-Up Shares (i.e., totaling an aggregate of 50% of the Lock-Up Shares), the date that is one year following the closing date, (iii) for an additional 25% of the Lock-Up Shares (i.e., totaling an aggregate of 75% of the Lock-Up Shares), the date that is eighteen (18) months following the closing date, and (iv) for an additional 25% of the Lock-Up Shares (i.e., totaling an aggregate of 100% of the Lock-Up Shares), the date that is two years following the closing date, subject to certain exceptions. The Lock-up Agreement also provides for a carveout from the Investment Funds’ lockup after Closing, such that the Investment Funds are permitted to transfer their Ordinary Shares to any third party so long as such third party agrees to be bound by the same lockup period set forth in the Lock-up Agreement. As of the date of this annual report, the lock-up described above has expired.

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

In addition, the Sponsor agreed to be bound by transfer restrictions for two years after the Closing Date (the “Sponsor Lock-Up”) in respect of 3,006,049 Ordinary Shares into which certain of its SPAC Class B Ordinary Shares were exchanged at Closing (the “Sponsor Lock-Up Shares”) and The Production Board agreed to be bound by transfer restrictions for two years after the Closing Date (the “PIPE Lock-Up” and together with the Sponsor Lock-Up, the “TPB Lock-Up”) in respect of 1,398,025 Ordinary Shares acquired pursuant to the Subscription Agreement (the “PIPE Lock-Up Shares” and together with the Sponsor Lock-Up Shares, the “TPB Lock-Up Shares”), provided however (x) 50% of the TPB Lock-up Shares shall be released from the TPB Lock-Up one year following the Closing Date, (y) an additional 25% of the TPB Lock-up Shares (i.e., totaling an aggregate of 75% of the TPB Lock-up Shares) shall be released from the TPB Lock-Up eighteen (18) months following the Closing Date, and (z) an additional 25% of the TPB Lock-up Shares (i.e., totaling an aggregate of 100% of the TPB Lock-up Shares) shall be released from the TPB Lock-Up the date that is two years following the Closing Date. As of the date of this annual report, the lock-up described above has expired.

The Sponsor also agreed that 3,006,049 of the Founder Shares held by the Sponsor (the “Vesting Founder Shares”) shall be subject to vesting and that (i) 50% of the Vesting Founder Shares will vest if at any time during the 3-year period following the Closing Date the closing share price of the Ordinary Shares is greater than or equal to US$12.50 over any 20 trading days within any consecutive 30 trading day period and (ii) the remaining 50% of the Vesting Founder Shares will vest if at any time during the three year period following the Closing Date the closing share price of the Ordinary Shares is greater than or equal to US$15.00 over any 20 trading days within any consecutive 30 trading day period, subject to the terms of the Sponsor Letter Agreement, as amended (the end of such period, the “Vesting Release Date”). In addition, Sponsor and TPB agreed that, to the extent Sponsor, taken together with its affiliates and any other persons whose beneficial ownership of the Company’s securities would be aggregated with the Sponsor’s for purposes of Section 13(d) of the Exchange Act (such as any other members of a Section 13(d) “group”), would otherwise beneficially own a number of Ordinary Shares in excess of 9.99% of the number of Ordinary Shares outstanding (the “Ownership Limitation”), Sponsor and TPB will, and will cause their affiliates and transferees to, waive any right to vote or transfer, sell or otherwise dispose of, directly or indirectly such number of Ordinary Shares as is necessary for the Ownership Limitation to not be exceeded. Any Ordinary Shares that would otherwise vest pursuant to the Sponsor Letter Agreement but remain unvested subject to the Ownership Limitation shall vest at the earlier of such time as when the Ownership Limitation would not be exceeded, subject to the Ownership Limitation Priority (as defined in Amendment No. 3). As of June 30, 2025, there were 3,006,049 outstanding Vesting Founder Shares.

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

Forward Purchase Agreements

On February 21, 2023, TPB SPAC entered into separate forward share purchase agreements (each, a “Forward Purchase Agreement” or an “FPA,” and together, the “Forward Purchase Agreements”) with certain equity holders of TPB SPAC (together, the “FPA Investors”), pursuant to which TPB SPAC (or Second Merger Sub, as successor-in-interest to TPB SPAC following the Closing) agreed to purchase in the aggregate, on the date that was 24 months after the Closing Date (the “Maturity Date”), i.e., February 28, 2025, up to 2,830,750 Ordinary Shares then held by the FPA Investors, subject to certain conditions and purchase limits set forth in the Forward Purchase Agreements. Pursuant to the terms of the Forward Purchase Agreements, each FPA Investor, acting separately and solely for its own account, further agreed not to redeem, in connection with the Extraordinary General Meeting, any of the SPAC Class A Ordinary Shares owned by it at such time.

On the Closing Date, and pursuant to an escrow agreement (the “Escrow Agreement”) entered into with Citibank, N.A., a national banking association organized and existing under the laws of the United States of America (the “Escrow Agent”), we placed into an escrow account (the “Escrow Account”) an amount equal to the Escrowed Property (as defined below) to secure our purchase obligation to the FPA Investors. “Escrowed Property” referred to (i)(a) the price per share that SPAC Class A Ordinary Shares were redeemed for in connection with TPB SPAC’s shareholders’ approval of the Business Combination (the “Shares Purchase Price”) multiplied by the number of SPAC Class A Ordinary Shares held by the FPA Investors as of the Closing Date less (b) any amounts previously disbursed from the Escrow Account in accordance with the Forward Purchase Agreements and the Escrow Agreement, plus (ii) the interest, investment income, or proceeds accrued from the deposit or investment from the Escrow Account.

Following the Third Effective Time, we used our best efforts to cause the filing of a registration statement, at our cost and expense, with the SEC registering the resale of the Ordinary Shares subject to the Forward Purchase Agreements (the “FPA Registration Statement”) under the Securities Act, and to have the FPA Registration Statement declared effective as soon as practicable after the filing thereof. Pursuant to the Forward Purchase Agreements, the FPA Investors were permitted (but not obligated) to sell any or all of their Ordinary Shares in the open market if the per share sale price exceeded the Shares Purchase Price prior to the payment of any commissions due by the FPA Investors for such sale, with such sales commencing after the Ordinary Shares were registered on the FPA Registration Statement.

The per Ordinary Share price at which the FPA Investors had the right to sell the Ordinary Shares to us on the Maturity Date was equal to (i) the total amount of the Escrowed Property in the Escrow Account, divided by (ii) the total number of Ordinary Shares held by the FPA Investors as of the Maturity Date (subject to the Share Purchase Limit (as defined in the Forward Purchase Agreements)). The FPA Investors were required to notify us in writing not less than five business days prior to the Maturity Date, specifying the number of Ordinary Shares that we would be required to purchase (the “Shares Sale Notice”). Any FPA Investor that failed to timely deliver a Shares Sale Notice would be deemed to have forfeited its right to sell any Ordinary Shares to us pursuant to the Forward Purchase Agreements.

On or around February 28, 2025, which was the Maturity Date under the FPAs, all FPA Investors continued to hold the full 2,830,750 Ordinary Shares subject to the agreements and had not disposed of any such shares. Each FPA Investor timely delivered a Shares Sale Notice in accordance with the terms of the FPAs and elected to resell all of their Ordinary Shares to us. The aggregate purchase price paid to the FPA Investors was US$31.0 million, which was funded from the Escrowed Property held in the Escrow Account. This election significantly reduced the amount of cash arising from the Business Combination that would otherwise have been available to fund our liquidity and capital resource requirements and is expected to adversely affect our ability to fund our growth plan as originally contemplated when entering into the Forward Purchase Agreements.

C. Interests of Experts and Counsel

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

As of June 30, 2025 and 2024, we had R$14.0 million in provisions for contingencies recorded in our financial statements, respectively, in connection with legal proceedings for which we believe a loss is probable in accordance with applicable accounting rules and have no judicial deposits in connection with outstanding proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Lavoro’s Business and Industry—Adverse outcomes in legal proceedings could subject us to substantial damages and adversely affect our results of operations and profitability.”

For further information, see note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Agrobiológica Investigation

Agrobiológica Soluções, a company within the Crop Care segment, in which we currently retain a 46.7% equity interest, was subject to a police investigation in the municipality of Leme, State of São Paulo, based on allegations made by CropLife Brasil, a Brazilian association of agricultural pesticide companies. CropLife alleged that Agrobiológica Soluções had unlawfully promoted the so-called “on-farm” multiplication of bacteria for agricultural use by marketing products that enable farmers to engage in such practices. According to CropLife, this would constitute the illegal production of pesticides. Agrobiológica Soluções has consistently maintained that no Brazilian law prohibits the on-farm multiplication of biological agents by farmers for use in their own agricultural operations.

In 2024, Federal Law No. 15.070 was enacted, formally regulating such on-farm practices in Brazil. Following the enactment of this law, Agrobiológica Soluções entered into a settlement agreement with the relevant Brazilian authorities. As a result, the investigation was formally closed, without the imposition of penalties or findings of wrongdoing. This matter is no longer pending and does not represent a contingent liability for the Company.

Dividend Policy

We have never declared or paid any cash dividend on our Ordinary Shares. The payment of cash dividends in the future will depend upon our revenues and earnings, if any, capital requirements and general financial condition. Any further determination to pay dividends on our Ordinary Shares would be at the discretion of our board of directors.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “LVRO” and “LVROW,” respectively.

Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “LVRO” and “LVROW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

 Item 10. Additional Information

A. Share Capital

As of the date hereof, there are 114,972,128 Ordinary Shares outstanding and issued. There are also 6,012,085 Public Warrants listed on Nasdaq and 4,071,507 Private Placement Warrants held by the Sponsor issued and outstanding.

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability in the Cayman Islands. Our affairs are governed by our governing documents (including the memorandum and articles of association), the Companies Act and the common law of the Cayman Islands. The following is a summary of the material terms of our share capital. This summary is not intended to be complete and it is qualified by reference to our governing documents, a copy of which is included elsewhere in this annual report.

Share Capital

Our authorized share capital is US$1,500,000 divided into 1,400,000,000 Ordinary Shares and 100,000,000 preferred shares. As of June 30, 2025, our issued and outstanding share capital was US$114,595.44 consisting of 114,595,437 Ordinary Shares, and we had 2,410,750 treasury shares.

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

Register of Members

We must keep a register of members in accordance with the Companies Act, and there shall be entered therein:

•         the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of shares of each member;

•         whether voting rights attach to the shares in issue;

•         the date on which the name of any person was entered on the register as a member; and

•         the date on which any person ceased to be a member.

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

Changes in Capital

We may from time to time by ordinary resolution:

•         increase the share capital by such sum as the resolution prescribes;

•         consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•         convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•         sub-divide our existing shares into shares of a smaller amount than that fixed by our governing documents or into shares without par value; and

•         cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

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

Warrants

General

As of June 30, 2025, there are currently outstanding an aggregate of 6,012,085 Public Warrants. The Public Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of US$11.50 per share (“Exercise Price”), became exercisable on March 30, 2023, which was 30 days after the completion of the Business Combination. The Public Warrants will expire on February 28, 2028 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms.

Upon the completion of the Business Combination, as of June 30, 2024, there were also 4,071,507 Private Warrants held by the Sponsor. The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by us, (ii) may be exercised by the holders on a cashless basis and (iii) are entitled to registration rights. Private Warrants that are transferred to persons other than permitted transferees shall upon such transfer cease to be Private Warrants and shall become Public Warrants.

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

Directors

Appointment and Removal

Our management is vested in a board of directors. Our governing documents provide that there shall be a board of directors consisting of no less than one (1) director, provided that the directors may increase or decrease the limits on the number of directors. Our board of directors consists of six directors and our governing documents provide that the directors shall be divided into three (3) classes designated as Class 1, Class 2 and Class 3, with as nearly equal a number of directors in each group as possible. Subject to our governing documents, directors must be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors.

Director nominees must be elected by an ordinary resolution in accordance with our governing documents at each annual general meeting of our shareholders to fill the seats of those directors whose terms expire at such annual general meeting and the persons to stand for election at each annual general meeting of our shareholders shall be nominated by the directors. For illustrative purposes, at the 2024 annual general meeting, the term of office of the Class 1 directors expired and Class 1 directors were elected for a full term of three (3) years. At the 2025 annual general meeting, the term of office of the Class 2 directors expired and Class 2 directors were elected for a full term of three (3) years. At the 2026 annual general meeting, the term of office of the Class 3 directors shall expire and Class 3 directors shall be elected for a full term of three (3) years. Subject to our governing documents, at each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting.

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

Our Cayman Islands legal counsel have advised that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering – Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property or proliferation financing or is the business combination partner of a financial sanction and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct, money laundering or proliferation financing or is the business combination partner of a financial sanction, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise. We reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering, counter-terrorist financing, prevention of proliferation financing and financial sanctions or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

Should a shareholder or its duly authorized delegates or agents be, or become (or is believed by the company or its affiliates (“Agents”) to be or become) at any time while it owns or holds an interest in the company, (a) an individual or entity named on any sanctions list maintained by the United Kingdom (including as extended to the Cayman Islands by Orders in Council) or the Cayman Islands or any similar list maintained under applicable law or is otherwise subject to applicable sanctions in the Cayman Islands (a “Sanctions Subject”) or (b) an entity owned or controlled directly or indirectly by a Sanctions Subject, as determined by the company in its sole discretion, then (i) the company or its Agents may immediately and without notice to the shareholder cease any further dealings with the shareholder or freeze any dealings with the interests or accounts of the shareholder (e.g., by prohibiting payments by or to the shareholder or restricting or suspending dealings with the interests or accounts) or freeze the assets of the company (including interests or accounts of other shareholders who are not Sanctions Subjects), until the relevant person ceases to be a Sanctions Subject or a license is obtained under applicable law to continue such dealings (a “Sanctioned Persons Event”), (ii) the company and its Agents may be required to report such action or failure to comply with information requests and to disclose the shareholder’s identity (and/or the identity of the shareholder’s beneficial owners and control persons) to the Cayman Islands Monetary Authority, the Cayman Islands Financial Reporting Authority, or other applicable governmental or regulatory authorities (without notifying the Subscriber that such information has been so provided) and (iii) the company and its Agents have no liability whatsoever for any liabilities, costs, expenses, damages and/or losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of revenue, loss of reputation and all interest, penalties and legal costs and all other professional costs and expenses) incurred by the shareholder as a result of a Sanctioned Persons Event.

Economic Substance — Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union and the OECD as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (As Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities.”) As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications, in which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•         the Company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•         the shareholders have been fairly represented at the meeting in question;

•         the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•         the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

Our Cayman Islands legal counsel is not aware of any reported class action having been brought in a Cayman Islands Court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability of such actions. In most cases, the Company itself would be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•         a company is acting or proposing to act illegally or beyond the scope of its authority;

•         the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•         those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•         the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

•         the requirement under Section 5605(d) of the Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•         the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

•         the requirement under Section 5635(d) of the Nasdaq listing rules that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our governing documents, we are not required to obtain any such approval;

•         the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present; and

•         the requirement under Sections 5250(b)(3) and 5250(d) of the Nasdaq listing rules, which require certain disclosures of third party director and nominee compensation and distribution of annual and interim reports, respectively.  As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.

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

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through investment in the company the shareholder will provide the company with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). In the following discussion, references to “the company” refers to us and our affiliates and/ or delegates, except where the context requires otherwise.

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

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

i. where this is necessary for the performance of our rights and obligations under any purchase agreements;

ii. where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

iii. where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

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

C. Material Contracts

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

Material Contract Relating to the Crop Care Companies Separation and Sale

On December 15, 2025, we completed the sale of a majority equity interest in Triagro, which owns the Crop Care Companies, which in turn own and operate businesses in our Crop Care segment, to funds managed by Patria Investments Limited for approximately R$400 million. Following this transaction, we retained (i) Perterra, which is part of our Crop Care segment, and imports and distributes off-patent crop protection products, and (ii) a minority equity interest in the Crop Care Companies via our 46.7% ownership of Triagro. For more information, see "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Sale of a Majority Equity Interest in Crop Care."

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of Ordinary Shares.

There is no limitation imposed by laws of Cayman Islands or in our governing documents on the right of non- residents to hold or vote Ordinary Shares.

E. Taxation

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

This summary is limited to certain U.S. federal income tax considerations generally relevant to U.S. Holders that hold Ordinary Shares and Warrants, as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary does not address the U.S. federal income taxation of U.S. Holders that acquired their Ordinary Shares and Warrants in the SPAC Mergers. This summary also does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their individual circumstances or status, including but not limited to:

•         our Sponsor or any member, founder, director, or officer, thereof;

•         banks, financial institutions or financial services entities;

•         broker-dealers or traders in securities or currencies;

•         taxpayers that are subject to the mark-to-market tax accounting rules;

•         tax-exempt entities including private foundations;

•         governments or agencies or instrumentalities thereof;

•         insurance companies;

•         pension plans;

•         cooperatives;

•         partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes), S corporations, or other pass-through entities or arrangements (or investors therein);

•         regulated investment companies;

•         real estate investment trusts;

•         persons liable for alternative minimum tax;

•         expatriates or former long-term residents of the United States;

•         persons that actually or constructively own five percent or more of our Ordinary Shares by vote or value;

•         persons that acquired Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•         persons that own Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•         persons that own Ordinary Shares in connection with a trade or business, permanent establishment, or fixed place of business outside the United States; or

•         U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

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

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Ordinary Shares or Warrants so disposed of. Long- term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. See “—Exercise, Lapse or Redemption of Warrants” below for a discussion regarding a U.S. Holder’s basis in an Ordinary Share acquired pursuant to the exercise of a Warrant. The deductibility of capital losses is subject to certain limitations.

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

Based on the expected composition of the Registrant’s income and assets and the estimated value of the Registrant’s assets, the Registrant does not believe they were a PFIC for the taxable year ending June 30, 2025. However, because the Registrant’s PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of the Registrant’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Ordinary Shares from time to time, which could be volatile), there can be no assurances the Registrant will not be a PFIC for its taxable for the fiscal year ended June 30, 2025, or any future taxable year.

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

Alternatively, if the Registrant is a PFIC and if the Ordinary Shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could avoid the PFIC Default Regime by making a mark-to-market election. The Ordinary Shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the Ordinary Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the Ordinary Shares are listed, is a qualified exchange for this purpose. If a U.S. Holder of Ordinary Shares makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the mark-to-market election, the U.S. Holder’s tax basis in the Ordinary Shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Ordinary Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to- market election, distributions paid on Ordinary Shares will be treated as discussed under “—Distributions on Ordinary Shares” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. U.S. Holders should note that there is no provision in the Code, Treasury regulations or other official IRS guidance that would give them the right to make a mark-to-market election with respect to any Lower-tier PFIC, the shares of which are not regularly traded, and, therefore, the general rules applicable to ownership of a PFIC described above could continue to apply to a U.S. Holder with respect to any Lower-tier PFIC of the Registrant, even if the U.S. Holder made a mark-to-market election with respect to the Ordinary Shares. A mark-to-market election may not be made with respect to the Warrants.

The Registrant intends to provide the information necessary for a U.S. Holder to make and maintain a “qualified electing fund” election with respect to Ordinary Shares for the taxable year ended June 30, 2025 and the following taxable year if the Registrant determines that it is a PFIC for such year but may not make such information available for any subsequent year.

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

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with the Company that:

(a) no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i) on or in respect of the shares, debentures or other obligations of the Company; or

(ii) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

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

J. Annual Report to Security Holders

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

Our primarily strategies to mitigate credit risk include:

•         creating credit approval policies and procedures for new and existing customers;

•         extending credit to qualified customers through a review of credit agency reports, financial statements and/ or credit references, when available;

•         reviewing existing customer accounts every twelve months based on the credit limit amounts;

•         evaluating customer and regional risks;

•         obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default;

•         establishing credit approval for suppliers in case of payments in advance;

•         setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument, Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile, Estimated losses on receivables are based on known troubled accounts and historical losses, Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement;

•         requiring minimum acceptable counterparty credit ratings from financial counterparties;

•         setting limits for counterparties or credit exposure; and

•         developing relationships with investment-grade counterparties.

The table below presents our maximum exposure to credit risk as of the dates presented:

	As of June 30,
	2025	2025	2024
	(US$ millions(1))	(R$ millions)
Trade receivables (current and non-current)	269.5	1,470.7	2,825.8
Advances to suppliers	16.3	88.7	246.7
Total	285.8	1,559.4	3,072.5

(1) For convenience purposes only, amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.4571 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Latin America—Exchange rate instability may impact our ability to hedge exchange rate risk, which may lead to interest rate volatility and have a material adverse effect on the price of our Ordinary Shares.”

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

Capital Risk

Our capital management objective is to ensure that it maintains healthy leverage levels and access to capital to support its ongoing operations. We manage its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. We monitor capital using the net debt/Adjusted EBITDA ratio.

We did not make any changes to its approach to capital management during the year.

For further information on Net Debt and Net Debt/Adjusted EBITDA Ratio, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—Net Debt and Net Debt/Adjusted EBITDA Ratio.” In addition, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures and Reconciliations” for a reconciliation of our Net Debt and Net Debt/Adjusted EBITDA Ratio to our borrowings.

Interest Rate Risk

Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of interbank overnight rates in Brazil, and the Colombian investment rate, which is an average of interbank and financial corporation loans, may have an effect on the cost of our borrowings and new borrowings.

We periodically monitor the effects of market changes in interest rates on our financial instruments portfolio. Funds raised by us are used to finance working capital for each crop season and are typically raised under short-term conditions. As of June 30, 2025, and 2024, we had no derivative financial instruments used to mitigate interest rate risks.

Sensitivity Analysis – Exposure to Interest Rates

To assess our exposure to interest rate risk, we use sensitivity scenarios. Scenario 1 represents the impact on booked amounts based on the current CDI and IBR rates as of November 2025, reflecting management’s best estimates. Scenario 2 and Scenario 3 consider hypothetical increases of 25% and 50% in these market interest rates, respectively, before taxes, representing significant potential changes in the probable scenario for sensitivity analysis purposes.

		As of June 30, 2025
	Current Index	Scenario 1	Scenario 2	Scenario 3
		(in R$ millions)
Floating rate borrowings in Brazil	CDI Rate (14%)	105.1	125.0	145.0
Floating rate borrowings in Colombia	IBR Rate (8.73%)	24.8	29.7	34.6
Floating rate Agribusiness Receivables Certificates	CDI Rate (15%)	72.1	86.4	100.8
Total		202.0	241.2	280.4

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

Sensitivity analysis – exposure to exchange rates

To gauge our exposure to exchange rate risk, we use different scenarios to evaluate our asset and liability positions in foreign currency and their potential effects on our results. Scenario 1 below represents the impact on carrying amounts using the most current (November 28, 2025) market rates for the U.S. dollar (R$5.4570 to US$1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. Scenarios 2 and 3 consider the devaluation of the Brazilian real against the U.S. dollar at rates of 25% and 50%, before taxes, which represent significant changes in the probable scenario for sensitivity purposes.

The following table sets forth the potential impacts on our statements of profit or loss:

		As of June 30, 2025
		Effect of Profit or Loss
	Current Index	Scenario 1	Scenario 2	Scenario 3
		(in R$ millions)
Cash equivalents in U.S. Dollars	R$ 5.33	(0.1)	0.8	1.6
Trade receivables in U.S. Dollars	R$ 5.33	(1.4)	13.9	29.2
Trade payables in U.S. Dollars	R$ 5.33	3.5	(34.4)	(72.4)
Borrowings in U.S. Dollars	R$ 5.33	2.0	(20.1)	(42.2)
Net impacts on commercial operations		4.1	(39.8)	(83.7)
Derivative financial instruments	R$ 5.33	(0.6)	5.7	12.1
Total impact, net of derivatives		3.5	(34.1)	(71.7)

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

Sensitivity analysis – exposure to commodity price

To gauge our exposure to commodity price risk, we use different scenarios to evaluate our asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on our results. The “current risk” scenario below represents the impact on carrying amounts as of June 30, 2025, with assumptions described in note 11 to our audited consolidated financial statements included elsewhere in this annual report. The other scenarios consider the appreciation of key assumptions at rates of 25% and 50%, before taxes, which represent significant changes in the probable scenario for sensitivity purposes.

	As of June 30, 2025
						‘+25% current		‘+50% current
	Tons	Position	Current Risk	Average of contract prices	Current Market (R$/ bag)	Market	Impact	Market	Impact
	(in R$ thousands, except as otherwise indicated)
Position
Corn 2025	42,753	Purchased	32,330	44	45	57	8,083	68	16,165
Corn 2025	(42,495)	Sold	(29,789)	(46)	42	53	(7,447)	63	(14,894)
Corn 2026	109	Purchased	(12)	67	(7)	(9)	(3)	(10)	(6)
Soybean 2025	367	Purchased	357	109	58	73	89	88	179
Soybean 2025	(789)	Sold	(778)	(115)	59	74	(195)	89	(389)
Soybean 2026	41,210	Purchased	(2,227)	116	(3)	(4)	(557)	(5)	(1,113)
Soybean 2026	(12,307)	Sold	385	(119)	(2)	(2)	96	(3)	192
Net exposure on grain contracts	28,848	Net purchased	266	—	—	—	66	—	134

Corn 2025	(16,272)	Sold on derivatives	(501)	62	62	77	(125)	93	(250)
Corn 2026	(108)	Sold on derivatives	2	75	75	93	1	112	1
Soybean 2025	-	Sold on derivatives	—	—	123	153	—	184	—
Soybean 2026	(28,781)	Sold on derivatives	4,199	137	128	160	1,050	192	2,099
Net exposure on derivatives	(45,161)	Net sold	3,700				926		1,850

Net exposure (i)	(16,313)		3,966				992		1,984

(1) Exposure related to 2025 corn purchase contracts for which the physical contracts were settled early, while the related derivative instruments are being held until their original maturity.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Warrants

As of June 30, 2025, there were 6,012,085 Public Warrants outstanding. Public Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of US$11.50 per share, became exercisable on March 30, 2023, which was 30 days after the completion of the Business Combination. Public Warrants will expire on February 28, 2028 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 4,071,507 Private Placement Warrants held by the Sponsor. The Private Placement Warrants are identical to the Public Warrants in all material respects, except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) could not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until March 30, 2023, which was 30 days after the completion of the Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) are entitled to registration rights.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of June 30, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of June 30, 2025. Through additional procedures prior to the filing, our consolidated financial statements included in this report fairly present, in all material respects, our statement of financial position, statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the periods presented, in conformity with IFRS.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of June 30, 2025. Using the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO.” Based on this assessment management concluded that our internal control over financial reporting was not effective as of June 30, 2025 because of the material weaknesses described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Management identified the following material weaknesses as of June 30, 2025:

IT General Controls: Management identified a material weakness relating to the identification, design, and execution of relevant controls to prevent and detect deficiencies in information technology, or “IT” that also affected the effectiveness of automated and IT-dependent controls, including lack of controls in place to monitor and oversee the completion of controls performed by a third-party. During the fiscal year ended June 30, 2025, we made progress, particularly within the SAP S/4 Hana environment. However, these enhancements have not yet been in place long enough to remediate this material weakness.

Entity and Process level controls: Management also identified a material weakness in the ineffective design, implementation and operation of internal controls applicable across both entity and all transaction level processes including the timely reconciliation of significant accounts and identification of necessary adjustments.

Financial Statement Close Process: Further, management identified a material weakness relating to the design, implementation and execution of controls in the financial statement close process, including the lack of review of accounting implications arising from complex transactions as well as from the consolidation process.

As a result of the above material weaknesses, both individually and in the aggregate, management concluded that our internal controls over financial reporting were not effective as of June 30, 2025. However, the material weaknesses mentioned above did not result in a material misstatement in our consolidated financial statements for the year ended June 30, 2025.

Remediation Plan

We have identified and begun to implement several steps to remediate the material weaknesses described above and to enhance our overall control environment. Our remediation process will include:

•         We plan to implement appropriate IT corrective measures and reassess our internal control framework regarding the SAP S/4 Hana ERP to reduce the risk of potential inaccuracies in our consolidated financial statements, which will involve the hiring of external parties.

•         We are working on the implementation of the centralized ERP SAP S/4 Hana and will enhance our use of IT systems to reduce the efforts of documentation and retention of evidence for proper execution.

•         We will review our internal control matrices with the aim of improving their quality and effectiveness, in order to ensure compliance with the Sarbanes-Oxley Act (and the associated regulations issued by the SEC) and the Internal Control—Integrated Framework (2013) issued by COSO.

•         We will plan for timely remediation of control deficiencies for the control environment to be effective for a sufficient period of time during the next fiscal year and the implementation of monitoring controls such as self-assessments and action plans to remediate deficiencies.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Auditores Independentes S/S Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of June 30, 2025, which is included herein.

Changes in Internal Control over Financial Reporting

Except for the material weaknesses identified and the ongoing implementation of remediation actions as described above, there have been no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. Reserved.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Michael Stern and Eduardo Daher. Our board of directors has determined that each of Michael Stern and Eduardo Daher meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. We do not currently have a third member of our audit committee or an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act due to Lauren StClair’s term as a director expiring and her not seeking reelection at our annual general meeting. We are currently searching for a replacement audit committee member. For more information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Committees of the Board of Directors—Audit Committee”

Item 16B. Code of Ethics

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

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to us by Ernst & Young Auditores Independentes S/S Ltda. for services performed during the fiscal years ended June 30, 2025 and 2024:

	For the Fiscal Year Ended June 30,
	2025	2024
	(in thousands of reais)
Audit fees	11,394.8	11,863.2
Audit-related fees	979.9	1,749.9
Tax fees	—	—
All other fees	—	—
Total consolidated audit fees	12,374.8	13,613.1

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements furnished on Form 6-K. Audit related fees correspond to services provided in connection with assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements and annual report review, due diligence activities, assurance of special purpose reports, and other previously agreed-upon procedures. Tax fees correspond for the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. “All other fees” comprises the aggregate fees billed for products and services provided by the principal accountant, other than the services reported in the previous items.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

See “Item 6. Directors, Senior Management and Employees—C. Board practices—Foreign Private Issuer Status.”

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On or around February 28, 2025, which was the Maturity Date under the FPAs, the FPA Investors continued to hold all of the 2,830,750 Ordinary Shares subject to the agreements and had not disposed of any such shares. In accordance with the terms of the FPAs, the FPA Investors elected to resell all of their Ordinary Shares to us. The aggregate purchase price paid to the FPA Investors for these shares was US$31.0 million (equivalent to approximately R$59.89 per share, based on the exchange rate reported by the Central Bank of Brazil as of June 30, 2025), which was funded from the Escrowed Property in accordance with the FPAs. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions Related to the Business Combination—Forward Purchase Agreements.”

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•         the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

•         the requirement under Section 5605(d) of the Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•         the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

•         the requirement under Section 5635(d) of the Nasdaq listing rules that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our governing documents, we are not required to obtain any such approval;

•         the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present, and

•         the requirement under Sections 5250(b)(3) and 5250(d) of the Nasdaq listing rules, which require certain disclosures of third party director and nominee compensation and distribution of annual and interim reports, respectively.  As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.

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

Item 16K. Cybersecurity

For the fiscal year ended June 30, 2025, we completed the implementation of our cybersecurity risk management program across our operating subsidiaries: Lavoro Agro Holding S.A. (“Lavoro Agro”), Crop Care Holding S.A. (“Crop Care”) and Lavoro Colombia S.A.S. (“Lavoro Colombia”), and its subsidiaries. The program establishes common policies, control standards, and incident-response procedures across the group. The program management, as well as control and monitoring activities remain decentralized and are carried out by each entity in accordance with these standards.

Lavoro entities maintain a robust information and cybersecurity structure, managed by our information technology department. The internal teams include a cybersecurity specialist and/or an analyst, and collaborate with two partner companies. One partner manages the Security Operations Center (“SOC”), while the other performs continuous vulnerability assessments. These partners use SIEM (Security Information and Event Management) and IDR (Incident Detection and Response) tools to identify, assess, and mitigate vulnerabilities. In the event of cybersecurity incidents, they work with our team to resolve them. Vulnerabilities are classified and addressed for correction by the IT Infrastructure. The SOC and Lavoro’s cybersecurity team respond to incidents, and the partner company provides monthly reports on vulnerabilities and incidents.

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall corporate risk management program. The Cybersecurity teams assess vulnerabilities identified by our partners based on MITRE ATT&CK standards, determining the likelihood of exploitation and the potential for cyber-attacks. This process aligns with the Cyber Vulnerability Management Policy and adheres to the guidelines of ISO 27001, MITRE ATT&CK, and NIST CSF. The program encompasses the management of threats and incidents related to developed applications and third-party services such as OCI, GCP, SAP, and Salesforce. Preventive measures include anti-phishing campaigns, multi-factor authentication, and restricted privileged access.

Lavoro Cybersecurity Structure

Our cybersecurity structures, aligned with the NIST CSF framework, cover the phases of identification, protection, detection, response, and recovery from cyber incidents, applicable to emails, workstations, cloud servers, and third-party systems. Related policies include:

•         Cyber Incident Management Policy: Covers the phases of the NIST CSF.

•         Cyber Incident Response Policy: Specifies the application of the NIST CSF.

•         Cyber Incident Communication Policy: Defines communication procedures and severity levels.

Incident Response

Incident response is managed by cybersecurity teams and the SOC, following the NIST CSF framework. Data Privacy incidents are handled by the Data Privacy team and managed by the Data Protection Officer - DPO. We maintain a Disaster Recovery Plan (DRP) and conduct annual penetration tests with specialized firms.

Employee Training

All new employees receive initial cybersecurity training. For the fiscal year ended June 30, 2025, we implemented an annual mandatory cybersecurity training requirement for all employees. We also conduct regular phishing simulations to monitor employees’ ability to identify and handle suspicious emails. Results are reported to the CEO of each entity and used to reinforce cybersecurity policies.

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

Our last review, yielded the following scores:

•         Cybersecurity (CSF): 3.65 for policy and 3.32 for practice; and

•         Privacy: 3.21 for policy and 3.02 for practice.

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

Governance

The boards of directors of Lavoro Agro and Crop Care oversee the cybersecurity risk-management program for their respective entities. Direct oversight is delegated to the Information Security and Data Privacy Committee, consisting of seven members: the CEO, the General Manager of Information Technology, the Cybersecurity Specialist, the Internal Controls Coordinator, the Data Protection Officer (DPO), a representative from the Legal department, and a representative from HR.

The Committee is responsible for:

•         Approving the annual review of the Corporate Information Security and Cybersecurity Policy (PCSIC).

•         Recommending improvements to access control processes and incident response.

•         Developing and reviewing the Cyber Incident Communication Plan.

•         Ensuring compliance with the General Data Protection Law (LGPD) and overseeing audits and corrective actions.

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

In Colombia, cybersecurity oversight follows a distinct governance model: the Chief Executive Officer of Lavoro Colombia exercises direct oversight of the program for that entity, with management responsibilities carried out locally by the Information Technology Infrastructure area and is in alignment with the group’s policies and minimum control standards.

For the fiscal year ended June 30, 2025, we did not identify any cybersecurity threats that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

4.6

Amendment No. 2 to Sponsor Letter Agreement, dated as of February 28, 2023, by and among Sponsor, TPB SPAC, the Registrant and Lavoro Agro Limited (incorporated by reference to Exhibit  to the Shell Company Report on Form 20-F (File No. 001-41635) filed with the SEC on March 6, 2023).

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

4.9	Lavoro Share Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (File. No. 333-267653), filed with the SEC on January 31, 2023).
4.10†

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

11.2	Statement of Policy Concerning Trading Policies (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F (File No. 001-41635) filed with the SEC on October 31, 2024).
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
23.1*	Consent of Ernst & Young Auditores Independentes S/S Ltda., independent registered accounting firm for Lavoro Limited.

Exhibit No.	Description
99.1	Executive Officer Compensation Recoupment Policy (incorporated by reference to Exhibit 99.1 to our Annual Report on Form 20-F (File No. 001-41635) filed with the SEC on October 31, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

LAVORO LIMITED
Date:	December 29, 2025	By:	/s/ Marcelo Pessanha
			Name:	Marcelo Pessanha
			Title:	Chief Executive Officer

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Lavoro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Lavoro Limited (Company) as of June 30, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently referred by the IFRS Foundation as “IFRS Accounting Standards”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 29, 2025, expressed an adverse opinion thereon.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring operating losses, has a working capital deficiency and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. In addition, the Company has not complied with certain covenants of a loan agreement. Management’s evaluation of the events and conditions and management’s plans regarding these matters also are described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment test

Description of the Matter

As of June 30, 2025, the carrying amount of goodwill in the Company’s statement of financial position is R$40,734 thousand. As discussed in Note 16 to the consolidated financial statements, the Company performs goodwill impairment testing at the cash generating unit (CGU) level annually to assess whether there is an indicator of impairment.

Auditing the Company’s annual goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the value in use of the CGUs utilizing a discounted cash flows model. In particular, the value in use estimate was sensitive to significant assumptions, such as changes in the revenue growth rate and discount rate, which are affected by expectations about future market or economic conditions and those related to sales of each of the Company’s CGUs.

How We Addressed the Matter in Our Audit

We evaluated management’s assumptions by performing audit procedures that included, among others, comparing the significant assumptions used by management to current market and economic trends and evaluated whether changes to the Company’s assumptions would affect the value in use. We assessed the historical accuracy of management’s estimates and performed procedures to evaluate sensitivity analyses of significant assumptions, such as revenue growth rate and discount rate, to evaluate the changes in the value in use of the cash generating units that would result from changes in the assumptions. We also involved our valuation specialists in assessing valuation methodology used by the Company, to assist in testing the discount rate used and to recalculate the discounted cash flows.

We also assessed the adequacy of the related disclosures in Note 16.

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

We have served as the Company's auditor since 2020.

São Paulo, Brazil

December 29, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Lavoro Limited

Opinion on Internal Control Over Financial Reporting

We have audited Lavoro Limited’s internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Lavoro Limited (the Company) has not maintained effective internal control over financial reporting as of June 30, 2025, based on the COSO criteria.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of June 30, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended June 30, 2025, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the June 30, 2025 consolidated financial statements, and this report does not affect our report dated December 29, 2025, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

São Paulo, Brazil

December 29, 2025

Content

Consolidated statements of financial position As of June 30, 2025 and 2024 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2025	2024

Assets
Current assets
Cash equivalents	5	479,807	911,335
Restricted cash	5	34,800	168,862
Trade receivables	6	1,416,263	2,769,757
Inventories	9	1,099,374	1,780,247
Taxes recoverable	10	68,248	103,792
Derivative financial instruments	8	3,748	47,677
Commodity forward contracts	11	31,734	137,660
Advances to suppliers	12	88,724	246,653
Other assets		146,359	49,141
Total current assets		3,369,057	6,215,124

Non-current assets
Trade receivables	6	54,467	56,042
Other assets		12,542	9,067
Commodity forward contracts	11	—	3,000
Judicial deposits		28,273	10,520
Right-of-use assets	13	127,126	202,222
Taxes recoverable	10	331,535	299,228
Deferred tax assets	24	53,911	340,909
Investments		5,780	4,486
Property, plant and equipment	14	196,394	236,781
Intangible assets	15	120,455	971,345
Total non-current assets		930,483	2,133,600

Total assets		4,299,540	8,348,724

The accompanying notes are an integral part of the consolidated financial statements

Consolidated statements of financial position As of June 30, 2025 and 2024 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2025	2024

Liabilities
Current liabilities
Trade payables	17	2,891,741	3,844,541
Lease liabilities	13	80,670	96,222
Borrowings	18	999,432	1,190,961
Agribusiness Receivables Certificates	20	410,515	918
Obligations to quota holders	19	501,886	205,088
Payables for the acquisition of subsidiaries	21	141,767	179,309
Derivative financial instruments	8	31,411	75,017
Commodity forward contracts	11	33,164	65,641
Salaries and social charges		189,615	174,665
Taxes payable		108,375	41,612
Dividends payable		29,168	6,397
Warrant liabilities	23	1,953	22,421
Liability for FPA Shares	23	—	168,862
Advances from customers	26	83,944	235,037
Other liabilities		189,618	66,495
Total current liabilities		5,693,259	6,373,186

Non-current liabilities
Trade payables	17	88	592
Lease liabilities	13	63,399	120,524
Borrowings	18	19,867	34,609
Agribusiness Receivables Certificates	20	—	404,647
Commodity forward contracts	11	—	316
Payables for the acquisition of subsidiaries	21	6,250	26,933
Provision for contingencies	25	13,957	14,002
Other liabilities		598	590
Taxes payable		8,102	1,886
Deferred tax liabilities	24	9,621	12,424
Total non-current liabilities		121,882	616,523

Equity	28
Share Capital		593	591
Additional Paid-in Capital		2,098,937	2,109,561
Capital reserve		40,161	30,180
Other comprehensive loss		4,819	5,444
Accumulated losses		(3,690,659)	(1,023,165)
Equity attributable to shareholders of the Parent Company		(1,546,149)	1,122,611
Non-controlling interest		30,548	236,404
Total equity		(1,515,601)	1,359,015

Total liabilities and equity		4,299,540	8,348,724

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of profit or loss For the years ended June 30, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2025	2024	2023

Revenue	29	6,517,278	9,392,264	9,347,413
Cost of goods sold	30	(5,610,891)	(8,054,807)	(7,616,606)

Gross profit		906,387	1,337,457	1,730,807

Operating expenses
Sales, general and administrative expenses	30	(2,433,014)	(1,364,599)	(1,228,128)
Other operating (expenses) income, net	32	11,958	37,570	(275,810)
Share of profit of an associate		1,328	1,483	—

Operating (loss) profit		(1,513,341)	11,911	226,869

Finance Income (costs)
Finance income	31	323,641	402,066	287,927
Finance costs	31	(1,261,751)	(1,123,166)	(874,960)
Other financial (costs)	31	(102,407)	(101,434)	(30,774)

Loss before income taxes		(2,553,858)	(810,623)	(390,938)

Income taxes
Current	24	(45,853)	14,720	37,499
Deferred	24	(284,211)	10,898	134,757

Loss for the year		(2,883,922)	(785,005)	(218,682)

Attributable to:
Equity holders of the parent		(2,667,494)	(762,455)	(260,710)
Non-controlling interests		(216,428)	(22,550)	42,028

Loss per share
Basic, Loss for the year attributable to net investment of the parent/ equity holders of the parent	28	(23.61)	(6.71)	(2.29)
Diluted, Loss for the year attributable to net investment of the parent/ equity holders of the parent	28	(23.61)	(6.71)	(2.29)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of comprehensive income or loss For the years ended June 30, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2025	2024	2023

Loss for the year	(2,883,922)	(785,005)	(218,682)
Items that may be reclassified to profit or loss in subsequent years
Exchange differences on translation of foreign operations	(660)	35,194	(30,600)

Total comprehensive loss for the year	(2,884,582)	(749,811)	(249,282)

Attributable to:
Net investment of the parent/ equity holders of the parent	(2,668,119)	(728,377)	(289,344)
Non-controlling interests	(216,463)	(21,434)	40,062

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity For the years ended June 30, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Share Capital	Additional Paid-in Capital	Capital reserve	Accumulated losses	Other comprehensive loss	Total	Non-controlling interest	Total Equity

At June 30, 2023		591	2,134,339	14,533	(260,710)	(28,634)	1,860,119	250,238	2,110,357
Foreign currency translation differences		—	—	—	—	34,078	34,078	1,116	35,194
Share-based payment	28	—	—	15,647	—	—	15,647	—	15,647
Acquisition of subsidiaries		—	—	—	—	—	—	2,007	2,007
Other		—	(24,778)	—	—	—	(24,778)	5,593	(19,185)
Loss for the year		—	—	—	(762,455)	—	(762,455)	(22,550)	(785,005)

At June 30, 2024		591	2,109,561	30,180	(1,023,165)	5,444	1,122,611	236,404	1,359,015

Exchange differences on translation of foreign operations		—	—	—	—	(625)	(625)	(35)	(660)
Share-based payment	28	—	—	9,981	—	—	9,981	—	9,981
Acquisition of non-controlling interests	27	2	(10,053)	—	—	—	(10,051)	10,051	—
Other		—	(571)	—	—	—	(571)	556	(15)
Loss for the year		—	—	—	(2,667,494)	—	(2,667,494)	(216,428)	(2,883,922)

At June 30, 2025		593	2,098,937	40,161	(3,690,659)	4,819	(1,546,149)	30,548	(1,515,601)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of cash flows For the years ended June 30, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2025	2024	2023

Operating activities:
Loss before income taxes		(2,553,858)	(810,623)	(390,938)
Adjustments to reconcile loss for the year to net cash flow:
Allowance for expected credit losses	30	277,402	85,824	36,769
Trade receivables write-off		(12,325)	(25,510)	(9,500)
Listing expense		—	—	319,554
Foreign exchange differences	31	1,274	39,847	(10,955)
Interest on related party transactions	31	157,036	—	—
Accrued interest expenses on borrowings and FIAGRO	31	386,998	367,617	342,450
Interest arising from revenue contracts	31	(292,087)	(360,776)	(250,337)
Interest on trade payables	31	644,753	675,706	502,434
Loss (gain) on derivatives	31	48,400	(35,470)	(79,375)
Interest from tax benefits		(2,295)	(18,902)	(27,153)
Fair value on commodity forward contracts	31	78,013	111,081	98,674
Gain on changes in fair value of warrants	31	(20,469)	(14,024)	(3,756)
Amortization of intangibles	30	51,696	69,764	67,928
Amortization of right-of-use assets	30	86,165	88,734	56,236
Impairment losses on assets	30	848,199	—	—
Depreciation	30	22,383	20,481	16,408
Losses and damages of inventories	30	100,626	45,969	19,127
Provisions for contingencies	25	(17,798)	5,005	5,879
Share-based payment	28	10,626	15,647	14,533
Share of profit of an associate		(1,103)	(1,483)	—
Others		(11,143)	(14,131)	25,197

Changes in operating assets and liabilities:
Assets
Trade receivables	6	1,406,325	(53,807)	(599,050)
Inventories	9	580,248	135,336	49,745
Advances to suppliers	12	157,929	(47,198)	191,138
Derivative financial instruments		(49,956)	59,213	83,530
Taxes recoverable	10	3,237	(61,852)	(66,345)
Other receivables		(234,863)	(309,743)	77,567
Liabilities
Trade payables	17	(1,763,770)	1,015,069	(117,567)
Advances from customers		(409,023)	(258,316)	106,903
Salaries and social charges		14,950	(53,197)	36,091
Taxes payable		193,539	14,462	(3,360)
Other payables		178,613	54,720	(66,050)

Interest paid on borrowings and FIAGRO quota holders	19	(368,436)	(264,747)	(95,739)
Interest paid on acquisitions of subsidiary	21	(3,358)	(8,988)	(4,875)
Interest paid on trade payables and lease liabilities		(555,928)	(644,784)	(346,749)
Interest received from revenue contracts		251,141	316,111	206,430
Income taxes paid/received		(120,560)	28,718	(76,775)

Net cash flows used in operating activities		(917,419)	165,753	108,069

Investing activities:
Acquisition of subsidiary, net of cash acquired	21	(34,214)	(222,962)	(157,442)
Additions to property, plant and equipment and intangible assets		(27,801)	(114,427)	(65,376)
Proceeds from the sale of property, plant and equipment		—	19,121	2,084
Restricted cash deposits	5	(34,800)	—	—
Proceeds from restricted cash	5	168,862	—	—

Net cash flows used in investing activities		72,047	(318,268)	(220,734)

Consolidated statements of cash flows For the years ended June 30, 2025, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Financing activities:
Proceeds from borrowings	18	874,383	2,565,490	1,449,445
Repayment of borrowings	18	(1,070,256)	(2,368,806)	(1,456,017)
Proceeds from Agribusiness Receivables Certificates, net of transaction cost		—	404,647	—
Payment of principal portion of lease liabilities		(65,734)	(85,221)	(60,570)
Proceeds from FIAGRO quota holders, net of transaction costs		726,541	137,496	150,018
Repayment of FIAGRO quota holders		(304,209)	(133,801)	—
Trade payables – Supplier finance		—	(26,157)	16,569
Acquisition of non-controlling interests		—	(52)	(100,887)
Dividend payments (i)		—	(4,074)	(2,277)
Proceeds from SPAC Merger		—	—	391,572
Capital contributions		—	—	60,880
Proceeds from related parties	27	257,930	—	—

Net cash flows provided by financing activities		418,655	489,522	448,733

Net increase in cash equivalents		(426,717)	337,007	336,068
Net foreign exchange difference		(4,811)	10,034	(26,187)

Cash equivalents at beginning of the year		911,335	564,294	254,413

Cash equivalents at end of the year		479,807	911,335	564,294

(i) Dividend payments made to non-controlling shareholders from acquired subsidiaries.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

1.        Background information

Lavoro Limited is a Cayman Island exempted company incorporated on August 22, 2022.

Lavoro Limited is a public company listed with the US Securities and Exchange Commission (“SEC”) and its shares are traded on Nasdaq Global Select Market under ticker symbol “LVRO”.

Lavoro Limited (“Lavoro” and collectively with its subsidiaries, the “Group”) is one of the main agricultural input distribution platforms in Latin America, with relevant agricultural input distribution operations in Brazil and Colombia, and an agricultural input trading company in Uruguay, and an early-stage agricultural input company in Ecuador. Also, as a result of a verticalization strategy, the Group produces agricultural biological and special fertilizers products through its own facilities. The Group offers farmers a complete portfolio of products and services with the goal of helping farmer customers succeed by providing multi-channel support. The Group began its operations in 2017, and expansion through M&As has always been part of Lavoro's business strategy.

As of June 30, 2025, the Group is controlled by investment funds managed by Patria Investments Limited (“Patria”), a global alternative asset manager with shares listed on NASDAQ.

(a)   Economic and Financial Position of the Group and Out-of-Court Reorganization Plan (Brazil)

During the year ended June 30, 2025, the Group experienced the effects of a financial crisis that significantly impacted the agricultural input sector in Brazil. These adverse conditions affected the Group’s operating performance, financial position, and liquidity.

As of June 30, 2025, the Company reported an equity deficit of R$ 1,515,601 (equity surplus of R$ 1,359,015 as of June 30, 2024), mainly due to accumulated losses of R$ 3,690,659 (R$ 1,023,165 as of June 30, 2024). Net working capital showed a deficit of R$ 2,324,202 on (R$ 158,062 as of June 30, 2024).

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Main factors contributing to the financial crisis included:

•         A decline in commodity prices, which compressed farmers’ margins, delayed input purchases, and shifted demand toward lower-value products;

•         Adverse climatic conditions beginning in late 2023 and worsening in 2024, severely affecting water availability, energy supply, and crop yields;

•         Elevated inventory levels acquired at high costs during 2022, which continued to adversely impact results in subsequent periods, as such inventories could not be sold at market prices or were commercialized at negative margins;

•         A reduction in agricultural input market prices, resulting in both inventory devaluation and lower margins upon commercialization;

•         Restricted access to credit, higher interest rates, and increased leverage among farmers, leading to greater default rates and a surge in judicial recovery filings by agricultural producers, which further pressured liquidity across the agricultural supply chain in Brazil;

•         Heightened collateral requirements imposed by suppliers; and

•         Increased leverage and financing costs resulting from the factors above, compounded by sustained increases in Brazil’s benchmark interest rate.

In response to the deterioration in market conditions, the Group engaged an independent financial advisory firm to evaluate strategic alternatives to restructure its capital base. In parallel, a strategic and operational restructuring plan was implemented, which included a detailed assessment of the store portfolio and the selection of locations best aligned with the Group’s long-term sustainability strategy. This initiative resulted in a reduction in the total number of stores, particularly in municipalities with overlapping operations, in addition to several other initiatives aimed at reducing selling, general, and administrative (SG&A) expenses.

Given this context, Lavoro Brazil, the Group’s wholly owned subsidiary and main operating entity within the Brazil Ag Retail segment, filed an Out-of-Court Reorganization Plan (“EJ Plan”) on June 18, 2025, before the 2nd Bankruptcy and Judicial Reorganization Court of São Paulo, Brazil.

The plan was filed in accordance with a previously negotiated agreement with Lavoro Brazil’s main agricultural input suppliers, with the objective of extending payment terms and ensuring continuity in inventory supply, thereby reestablishing financial balance and maintaining product availability for customers. Financial liabilities arising from loans, mutual contracts, FIDCs/FIAGRO, and other obligations unrelated to agricultural input purchases are outside the scope of the EJ Plan and are being settled or renegotiated bilaterally.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

As of the EJ Plan filing date, approximately R$2.5 billion in trade payables owed by Lavoro Brazil to its suppliers were subject to restructuring. Creditors were grouped into categories with tailored payment conditions based on their size, sector, and willingness to continue commercial relationships. Creditors supporting the plan will receive full repayment of principal plus IPCA-indexed interest in semiannual installments through 2030, while non-supporting creditors will receive a single payment in 2032 at 50% of the outstanding balance.

The objectives of the EJ Plan are to adjust the Group’s debt profile, preserve operational continuity, and stabilize its financial position. Any effect resulting from the EJ Plan will be recognized in the consolidated financial statements only upon ratification by the Court.

In parallel, management continues to reassess the Group’s going concern assumptions. The main measures supporting the Group’s ability to continue as a going concern include:

•         Disciplined execution of sales, collection, purchasing, and payment strategies;

•         Reduction of SG&A expenses;

•         Regularization of debt payments, including renegotiation and renewal of key credit lines; and

•         Disposal of assets.

These actions form part of a broader financial and operational stabilization plan aimed at achieving sustainable recovery and safeguarding the interests of shareholders, creditors, and employees.

Based on the results of the annual impairment test, management concluded that it was necessary to recognize impairment losses of R$848,199 on intangible assets and R$205,742 on deferred tax assets, as further disclosed in Notes 16 and 24 to these consolidated financial statements.

(b)   The Group’s business

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

The Group operates in Brazil, Colombia and Uruguay in the agricultural input distribution market through its own stores and sells agricultural inputs and products, in particular fertilizers, seeds and pesticides. The group also operates an early-stage agricultural input company in Ecuador. The Group’s customers are rural producers that operate in the production of cereals, mainly soybeans and corn, in addition to cotton, citrus and fruit and vegetable crops, among others.

(c)    Seasonality

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

The sales of our products are dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Demand for our products is typically stronger between October and December, with a second period of strong demand between January and March. The seasonality of agricultural inputs results in our sales volumes typically being the highest during the period between September to February and our working capital and total debt requirements typically being the highest just after the end of this period.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

2. Significant accounting policies

(a)    Basis for preparation of consolidated financial statements

The consolidated financial statements as of June 30, 2025, 2024 and 2023 have been prepared in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (IASB).

These financial statements have been prepared on a going concern basis, which include the continuity of operations, realization of assets and compliance with liabilities and commitments in the ordinary course of business.

As a result of the facts describe above, the Company’s operations and ability to develop and execute its financial condition, liquidity and its continuation as a going concern are subject to a high degree of risk and uncertainty associated with effective implementation of the measures designed by management. The outcome of the EJ Plan is dependent upon factors that are outside of the Company’s control, including actions of the Bankruptcy Court. These Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

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

On December 29, 2025, the issuance of the consolidated financial statements was approved by the Group’s Board of Directors.

(b)    Significant accounting judgments, estimates and assumptions

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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The estimates and assumptions are revised on an ongoing basis. Revisions to estimates are recognized on a forward-looking basis. The significant estimates and judgments applied by the Group in the preparation of these consolidated financial statements are presented in the following notes:

Note	Significant estimates and judgments
06	Trade receivables - expected credit losses
11	Commodity forward contract
16	Impairment testing of non-financial assets

(c)    Basis of consolidation procedures

Lavoro’s fiscal year end is June 30. The consolidated financial statements are prepared for the same reporting periods, using consistent accounting policies.

All unrealized intra-group and intercompany balances, transactions, gains and losses relating to transactions between group companies were eliminated in full.

The consolidated financial statements include the following subsidiaries of Lavoro Limited:

			Equity interest
Name	Core activities	Location	2025	2024	2023
Corporate:
Lavoro Agro Limited	Holding	George Town – Cayman Island	100%	100%	100%
Lavoro America Inc.	Holding	California - USA	100%	100%	100%
Lavoro Merger Sub II Limited	Holding	George Town – Cayman Island	100%	100%	100%
Lavoro Agro Cayman II	Holding	George Town – Cayman Island	100%	100%	100%
Lavoro Latam SL	Holding	Madrid - Spain	100%	100%	100%
Lavoro Uruguay S.A. (formerly Malinas SA)	Holding	Montevideu – Uruguay	100%	100%	100%
Lavoro Brazil:

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Lavoro Agro Holding S.A.	Holding	São Paulo – Brazil	100%	100%	100%
Lavoro Agrocomercial S.A. (iv)	Distributor of agricultural inputs	Rondonópolis – Brazil	99.88%	97.43%	97.42%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Sinop – Brazil	99.88%	97.43%	97.42%
PCO Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	99.88%	97.43%	97.42%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.60%	93.60%	93.11%
Produtiva Agronegócios Comércio e Representação Ltda. (iv)	Distributor of agricultural inputs	Paracatu – Brazil	92.61%	87.4%	87.4%
Facirolli Comércio e Representação S.A. (Agrozap) (iv)	Distributor of agricultural inputs	Uberaba – Brazil	77.89%	62.61%	62.61%
Agrovenci Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	99.88%	97.43%	97.42%
Central Agrícola Rural Distribuidora de Defensivos Ltda.	Distributor of agricultural inputs	Vilhena – Brazil	99.88%	97.43%	97.42%
Distribuidora Pitangueiras de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Ponta Grossa – Brazil	93.60%	93.60%	93.11%
Produtec Comércio e Representações S.A. (iv)	Distributor of agricultural inputs	Cristalina – Brazil	92.61%	87.4%	87.4%
Qualiciclo Agrícola S.A.	Distributor of agricultural inputs	Limeira – Brazil	72.17%	72.17%	66.75%
Desempar Participações Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%	93.11%
Denorpi Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%	93.11%
Deragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%	93.11%
Desempar Tecnologia Ltda. (v)	Holding	Palmeira – Brazil	—%	93.60%	93.11%

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Futuragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%	93.11%
Plenafértil Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%	93.11%
Realce Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.60%	93.11%
Cultivar Agrícola Comércio, Importação e Exportação S.A.	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.60%	93.60%	93.11%
Nova Geração Comércio e Produtos Agrícolas Ltda.	Distributor of agricultural inputs	Pinhalzinho – Brazil	72.17%	72.17%	66.75%
Floema Soluções Nutricionais de Cultivos Ltda. (iv)	Distributor of agricultural inputs	Uberaba – Brazil	77.89%	62.61%	62.61%
Casa Trevo Participações S.A.	Holding	Nova Prata – Brazil	79.56%	79.56%	79.14%
Casa Trevo Comercial Agrícola Ltda.	Distributor of agricultural inputs	Nova Prata – Brazil	79.56%	79.56%	79.14%
CATR Comercial AgrícolaLtda.	Distributor of agricultural inputs	Nova Prata – Brazil	79.56%	79.56%	79.14%
Sollo Sul Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Pato Branco – Brazil	93.60%	93.60%	93.11%
Dissul Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Pato Branco – Brazil	93.60%	93.60%	93.11%
Referência Agroinsumos Ltda. (iv)	Distributor of agricultural inputs	Dom Pedrito - Brazil	65.95%	65.52%	—%
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais (i)	FIAGRO	São Paulo – Brazil	5%	5%	5%
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais (ii)	FIAGRO	São Paulo – Brazil	19.63%	—%	—%
Perterra Trading S.A.	Private label products	Montevideu - Uruguay	93.60%	93.60%	100%
CORAM - Comércio e Representações Agrícolas Ltda.	Distributor of agricultural inputs	São Paulo – Brazil	72.17%	72.17%	—%
Malinas II S.A. (vi)	Holding	São Paulo – Brazil	100%	—%	—%
Lavoro Colômbia:

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Lavoro Colombia S.A.S.	Holding	Bogota – Colombia	94.90%	94.90%	94.90%
Crop Care Colombia	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%	94.90%
Agricultura y Servicios S.A.S.	Distributor of agricultural inputs	Ginebra - Colombia	94.90%	94.90%	94.90%
Grupo Cenagro S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%	94.90%
Cenagral S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%	94.90%
Grupo Gral S.A.S.	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%	94.90%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	94.90%
Servigral Praderas S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	94.90%
Agroquímicos para la Agricultura Colombiana S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	94.90%
Provecampo S.A.S.	Distributor of agricultural inputs	Envigado – Colombia	94.90%	94.90%	94.90%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Quito – Ecuador	100%	100%	—%
Crop Care:
Crop Care Holding S.A.	Holding	São Paulo – Brazil	100%	100%	100%
Perterra Insumos Agropecuários S.A.	Private label products	São Paulo – Brazil	100%	100%	100%
Araci Administradora de Bens S.A.	Private label products	São Paulo – Brazil	100%	100%	100%
Union Agro S.A.	Private label products	Pederneiras – Brazil	73%	73%	73%
Agrobiológica Sustentabilidade S.A.	Private label products	São Paulo – Brazil	65.13%	65.13%	65.13%

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Agrobiológica Soluções Naturais Ltda.	Private label products	Leme – Brazil	65.13%	65.13%	65.13%
Cromo Indústria Química LTDA.	Private label products	Estrela - Brasil	70%	70%	70%
Agrobiológica Fundo de Investimento em Direitos Creditórios (iii)	FIAGRO	São Paulo – Brazil	28.31%	28.31%	—%

(i)        Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais - Direitos Creditórios was incorporated in July 2022. (see note 19).

(ii)      Lavoro Agro Fundo II de Investimentos nas Cadeias Produtivas Agroindustriais - Direitos Creditórios was incorporated in August 2024. (see note 19)

(iii)     Agrobiológica Fundo de Investimento em Direitos Creditórios was incorporated in January 2024. (see note 21).

(iv)     Changes in equity interests as a result of the purchase of non-controlling shareholders interest (see note 27).

(v)      On August 22, 2024, the company's CNPJ (Brazilian corporate taxpayer registration) was deactivated due to voluntary liquidation.

(vi)     Malinas II S.A. was incorporated in March 2025.

Additionally, the consolidated financial statements include the following non-consolidated affiliate company:

			Equity interest
Name	Core activities	Location	2025	2024	2023
Gestão e Transformação Consultoria S.A.	Consulting	São Paulo – Brazil	40%	40%	40%

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

3.        Summary of significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements have been included in the related explanatory notes and are consistent in all reporting years.

(a)    New accounting standards, interpretations and amendments adopted starting July 1, 2024:

The following new accounting standards, interpretations and amendments were adopted starting July 1, 2024:

•          Amendments to IFRS 16 (R2) – Lease Liability in a Sale and Leaseback;

•          Amendments to IAS 1 – Classification of Liabilities as Current or Noncurrent;

•          Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements;

Additionally, the new standards and interpretations did not have a material effect on the consolidated financial statements.

(b)    New accounting standards, interpretations and amendments issued but not yet effective:

The Group has not early adopted any of these new standards and does not expect them to have a material impact on its financial statements in future periods.

New and amended standards and interpretations issued but not yet effective as of the date of issuance of the Group’s consolidated financial statements are as follows:

•          Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments;

•          IFRS 18 – Presentation and Disclosure in Financial Statements;

•          IFRS 19 – Subsidiaries without Public Accountability: Disclosures;

•          Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates;

•          IFRS S1 – General Requirements for Disclosure of Sustainability-related Financial Information;

•          IFRS S2 – Climate-related Disclosures.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group intends to adopt these new standards, amendments and interpretations, if applicable, when they become effective; and does not expect them to have a material impact on its financial statements.

(c)    Foreign currency

(i) Functional currency and presentation

The consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s functional currency.

The Group determines the functional currency of each of the consolidated entities. Items included in the financial statements of each entity are measured using that functional currency. The functional currency for the majority of the Group’s entities is the Brazilian real (Brazil Ag Retail and Crop Care), except for the companies in Colombia, whose functional currency is the Colombian peso (COP$).

For consolidation, the operations in Colombia are translated into Brazilian reais, as follows:

(i)      Assets and liabilities are translated into Reais at the closing exchange as of the reporting date;

(ii)    Profit or loss items are translated at the average monthly exchange rate; and

(iii)   Exchange differences arising on translation are recognized in other comprehensive income.

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

(d)    Current versus non-current classification

The Group presents assets and liabilities in the statements of financial position based on current/non-current classification. An asset is current when it is:

•      Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•      Held primarily for the purpose of trading;

•      Expected to be realized within twelve months after the reporting period; or

•      Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•      It is expected to be settled in the normal operating cycle;

•      It is held primarily for the purpose of trading;

•      It is due to be settled within twelve months after the reporting period; or

•      There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

4. Segment information

(a)    Reportable segments by management

The chief operating decision-maker of the Group (the “CODM”) is the Executive Management, which is responsible for allocating resources among operating segments, assessing their performance and making strategic decisions.

The determination of the reportable segments is based on internal reports reviewed by the CODM, which include considerations in relation to risks and returns, organizational structure, etc. Certain expenses across segments are allocated based on reasonable allocation criteria, such as revenues or historical trends.

The Group’s reportable segments are the following:

•      Brazil Ag Retail: comprising companies located in Brazil that sell agricultural inputs;

•      LATAM Ag Retail: comprising companies located in Colombia that sell agricultural inputs;

•      Crop Care: comprising companies that produce and import their own portfolio of proprietary products including off-patent crop protection and specialty products (e.g., biologicals and specialty fertilizers).

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)    Financial information by segment

Segment assets and liabilities as of June 30, 2025:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	329,529	17,361	129,498	476,388	3,419	—	479,807
Trade receivables	959,056	417,112	424,635	1,800,803	(35,005)	(295,068)	1,470,730
Inventories	636,160	242,679	156,586	1,035,425	94,190	(30,241)	1,099,374
Advances to suppliers	110,913	4,916	6,744	122,573	—	(33,849)	88,724

Total assets	4,642,794	900,184	1,100,042	6,643,020	(3,079,802)	736,322	4,299,540

Certain liabilities
Trade payables	2,606,532	331,608	254,046	3,192,186	(5,289)	(295,068)	2,891,829
Borrowings	447,445	225,126	245,882	918,453	100,846	—	1,019,299
Agribusiness Receivables Certificates	410,515	—	—	410,515	—	—	410,515
Advances from customers	80,114	734	26,551	107,399	10,396	(33,851)	83,944

Total liabilities and equity	4,642,794	900,184	1,100,042	6,643,020	(3,079,802)	736,322	4,299,540

(i)        Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.

(ii)      Transactions between the Crop Care segment and the Brazil segment.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the year ended June 30, 2025:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated

Revenue	4,651,518	1,399,716	852,209	6,903,443	—	(386,165)	6,517,278
Cost of goods sold	(4,201,798)	(1,190,775)	(639,411)	(6,031,984)	—	421,093	(5,610,891)
Sales, general and administrative expenses (iii)	(1,870,030)	(160,395)	(227,892)	(2,258,317)	(174,697)	-	(2,433,014)
Equity results and other results from subsidiaries	(14,438)	(155)	(2,282)	(16,875)	18,203	—	1,328
Other operating income (expenses), net	2,312	(2,441)	18,672	18,543	(6,585)	—	11,958
Financial (costs) income	(973,076)	(22,464)	(52,677)	(1,048,217)	7,700	—	(1,040,517)
Income taxes	(303,804)	(13,221)	9,118	(307,907)	-	(22,157)	(330,064)

Profit (loss) for the year	(2,709,316)	10,265	(42,263)	(2,741,314)	(155,379)	12,771	(2,883,922)

Depreciation and amortization, including impairment losses	(942,447)	(12,538)	(31,074)	(986,059)	(21,946)	—	(1,008,005)

(i)        Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.

(ii)      Sales between the Crop Care segment and the Brazil segment.

(iii)     Sales, general and administrative expenses include depreciation and amortization.

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

(i)        Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.

(ii)      Transactions between the Crop Care segment and the Brazil segment.

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

(i)        Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.

(ii)      Sales between the Crop Care segment and the Brazil segment.

(iii)     Sales, general and administrative expenses include depreciation and amortization.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the year ended June 30, 2023:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated

Revenue	7,829,305	1,206,341	632,819	9,668,465	—	(321,052)	9,347,413
Cost of goods sold	(6,543,315)	(1,009,721)	(351,914)	(7,904,950)	—	288,344	(7,616,606)
Sales, general and administrative expenses (iii)	(741,925)	(120,936)	(150,793)	(1,013,654)	(214,474)	—	(1,228,128)
Other operating income, net	48,135	(1,640)	1,512	48,007	(323,817)	—	(275,810)
Financial (costs) income	(525,056)	(15,371)	(48,415)	(588,842)	(28,965)	—	(617,807)
Income taxes	208,331	(22,263)	(24,932)	161,136	—	11,120	172,256

Profit (loss) for the year	275,475	36,410	58,277	370,162	(567,256)	(21,588)	(218,682)

Depreciation and amortization	(121,968)	(11,792)	(13,555)	(147,315)	(20,171)	—	(167,486)

(i)        Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.

(ii)      Sales between the Crop Care segment and the Brazil segment.

(iii)     Sales, general and administrative expenses include depreciation and amortization.

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

	Annual yield	2025	2024

Cash equivalents (R$)	75% to 90% CDI (i)	459,028	881,848
Cash equivalents (COP)	9.45% DTF(ii)	17,361	18,482
Cash equivalents (US$)	0.32% a year(iii)	3,418	11,005

Total cash equivalents		479,807	911,335

(i)        Represents the Brazilian interbank deposit rate, which is an average of the overnight interbank rates in Brazil (the "CDI").

(ii)      Colombian investment rate, which is an average of interbank and corporate finance ("DTF").

(iii)     Average annualized yield obtained in the last year from overseas bank accounts.

Restricted cash

Restricted cash represents cash balances that are not available for immediate use by the Group due to contractual, legal, or regulatory restrictions. As of June 30, 2024, restricted cash totaled R$168,862, entirely related to funds held in Escrow in connection with the Forward Share Purchase Agreements (FPAs). The restricted balance was fully released and settled in cash prior to June 30, 2025, as further described in Note 22.

As of June 30, 2025, restricted cash amounted to R$34,800, corresponding to amounts held in an escrow account established pursuant to contractual arrangements with suppliers.

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

Critical accounting estimates and judgments

The measurement of Allowance for expected credit losses on trade receivables requires significant management judgment. In accordance with IFRS 9, the Group applies the simplified approach and recognizes lifetime expected credit losses using a provision matrix based on historical billing and collection patterns.

The provision matrix is primarily driven by aging profiles and reflects management’s assessment of historical loss experience. In determining the allowance. The Group considers the effect of credit enhancements, including collateral and guarantees, internal customer credit ratings, and excludes receivables from grain trading transactions that are settled through contractual mechanisms that do not expose the Group to credit risk.

	2025	2024

Trade receivables (Brazil)	1,528,150	2,605,012
Trade receivables (Colombia)	475,052	488,415
(-) Allowance for expected credit losses	(532,472)	(267,628)

Total	1,470,730	2,825,799

Current	1,416,263	2,769,757
Non-current	54,467	56,042

The average effective interest rate used to discount trade receivables for the year ended June 30, 2025 was 1.12% per month (0.90% as of June 30, 2024). The Group does not have any customer that represents more than 10% of its trade receivables or revenues.

As of June 30, 2025, the Group also transferred trade receivables to the FIAGRO (Agro-industrial Supply Chain Investment Fund), a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables, in the amount of R$203,538 (R$127,421 on June 30, 2024).

As the Group has retained the risks and rewards of ownership, these amounts were not derecognized from trade receivables. Consequently, the liability resulting from these operations is recorded as obligations to FIAGRO quota holders.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Allowance for expected credit losses:

	2025	2024	2023

Opening balance as of June	(267,628)	(188,072)	(151,114)
Increase in allowance	(277,402)	(85,824)	(36,769)
Allowance for credit losses from acquisitions	—	(15,314)	(11,702)
Trade receivables write-off	12,325	25,510	9,500
Exchange rate translation adjustment	233	(3,928)	2,013

Ending balance (i)	(532,472)	(267,628)	(188,072)

(i)        The credit risk of the Group is described in note 8.b.

The aging analysis of trade receivables is as follows:

	2025	2024

Not past due	769,324	1,576,604

Overdue
1 to 60 days	155,845	284,637
61 to 180 days	396,823	746,362
181 to 360 days	82,471	141,770
361 to 720 days	303,522	200,219
Over 720 days	295,217	143,835
Allowance for expected credit losses	(532,472)	(267,628)

	1,470,730	2,825,799

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

7. Financial instruments

Accounting policy

Initial recognition and measurement

(i)   Financial assets

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

Subsequent measurement

For purposes of subsequent measurement, Group’s financial assets are classified in following categories:

•      Financial assets at amortized cost

•       Financial assets at fair value through profit or loss

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

(ii) Financial liabilities:

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

The Group’s financial instruments were classified according to the following categories:

	2025
	Amortized cost	Fair value through profit or loss
Assets:

Trade receivables	1,470,730	—
Commodity forward contracts	—	31,734
Derivative financial instruments	—	3,748
Restricted cash	34,800	—

Total	1,505,530	35,482

Liabilities:

Trade payables	2,891,829	—
Lease liabilities	144,069	—
Borrowings	1,019,299	—
Agribusiness Receivables Certificates	410,515	—
Obligations to FIAGRO quota holders	501,886	—
Payables for the acquisition of subsidiaries	148,017	—
Derivative financial instruments	—	31,411
Salaries and social charges	189,615	—
Commodity forward contracts	—	33,164
Dividends payable	29,168	—
Warrant liabilities	—	1,953

Total	5,334,398	66,528

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2024
	Amortized cost	Fair value through profit or loss
Assets:
Restricted cash	168,862	—
Trade receivables	2,825,799	—
Derivative financial instruments	—	47,677
Commodity forward contracts	—	140,660

Total	2,994,661	188,337

Liabilities:
Trade payables	3,845,133	—
Lease liabilities	216,746	—
Borrowings	1,225,570	—
Agribusiness Receivables Certificates	405,565	—
Obligations to FIAGRO quota holders	205,088	—
Payables for the acquisition of subsidiaries	206,242	—
Derivative financial instruments	—	75,017
Commodity forward contracts	—	65,957
Salaries and social charges	174,665	—
Dividends payable	6,397	—
Warrant liabilities	—	22,421
Liability for FPA Shares	168,862	—

Total	6,454,268	163,395

The Group considers that assets and liabilities measured at amortized cost have a carrying value approximate to their fair value and, therefore, information on their fair values is not presented.

(a)      Hierarchy of fair value

The Group uses various methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the value that market participants would use to price the assets or liabilities. Financial assets and liabilities carried at fair value are classified and disclosed within the following fair value hierarchy levels:

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

All financial instruments accounted for at fair value are classified as level 2, except for the Warrant liability which is classified as level 1. On June 30, 2025 and June 30, 2024, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.

8. Financial and capital risk management

(a)    Considerations on risk factors that may affect the business of the Group

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

The Group’s risk management strategies were developed to mitigate and/or reduce the financial market risks which it is exposed to, which are as follows:

•      credit risk

•      liquidity risk

•      capital risk

•      interest rate risk

•      exchange rate risk

•      commodity price risk in barter transactions

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)   Credit risk

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

The main strategies on credit risks management are listed below:

•      creating credit approval policies and procedures for new and existing customers.

•      extending credit to qualified customers through a review of credit agency reports, financial statements and/or credit references, when available.

•      reviewing existing customer accounts every twelve months based on the credit limit amounts.

•      evaluating customer and regional risks.

•      obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default.

•      establishing credit approval for suppliers in case of payments in advance.

•      setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical losses. Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

•      requiring minimum acceptable counterparty credit ratings from financial counterparties.

•      setting limits for counterparties or credit exposure; and

•      developing relationships with investment-grade counterparties.

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

(i)        Medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage that are typically not serviced directly by agricultural input suppliers.

For Colombia there is a similar credit scoring process, however, guarantees are not required based on credit ratings but instead based on qualitative factors such as relationships and past experiences with customers.

Maximum exposure to credit risk as of June 30, 2025 and June 30, 2024:

	2025	2024

Trade receivables (current and non-current)	1,470,730	2,825,799
Advances to suppliers	88,724	246,653

	1,559,454	3,072,452

(c)    Liquidity risk

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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The following maturity analysis of the Group’s financial liabilities and gross settled derivative financial instruments contracts (for which the cash flows are settled simultaneously) is based on expected undiscounted contractual cash flows from the year end date to the contractual maturity date:

	June 30, 2025
	Up to 1 year	From 1 to 5 years	Total

Trade payables	2,922,381	88	2,922,469
Lease liabilities	92,770	72,909	165,679
Borrowings	1,149,346	22,847	1,172,193
Obligations to FIAGRO quota holders	577,169	—	577,169
Agribusiness Receivables Certificates	472,092	—	472,092
Payables for the acquisition of subsidiaries	148,402	6,543	154,945
Commodity forward contracts	38,138	—	38,138
Derivative financial instruments	36,122	—	36,122
Salaries and social charges	218,058	—	218,058
Dividends payable	33,543	—	33,543
Warrant liabilities	1,953	—	1,953

	5,689,974	102,387	5,792,361

	June 30, 2024
	Up to 1 year	From 1 to 5 years	Total

Trade payables	3,947,367	592	3,947,959
Lease liabilities	106,229	133,059	239,288
Borrowings	1,314,821	38,208	1,353,029
Obligations to FIAGRO quota holders	226,417	—	226,417
Agribusiness Receivables Certificates	1,013	446,730	447,743
Payables for the acquisition of subsidiaries	186,661	28,037	214,698
Commodity forward contracts	68,333	329	68,662
Derivative financial instruments	78,092	—	78,092
Salaries and social charges	181,826	—	181,826
Dividends payable	6,659	—	6,659
Warrant liabilities	22,421	—	22,421
Liability for FPA Shares	168,862	—	168,862

	6,308,701	646,955	6,955,656

(d)      Capital risk

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

(i)        Interest rate risk

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

As of June 30, 2025 and 2024, the Group had no derivative financial instruments used to mitigate interest rate risks.

(i)   Sensitivity analysis – exposure to interest rates

To evaluate its exposure to interest rate risk, the Group uses different scenarios to evaluate the sensitivity of variations transactions impacted by the CDI Rate and IBR Rate. The Scenario 1 represents the impact on booked amounts considering the most current (November 2025) CDI Rate and IBR Rate and reflects management’s best estimates. The Scenario 2 and Scenario 3 consider an increase of 25% and 50% in such market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

The following table sets forth the potential impacts on the statements of profit or loss:

	June 30, 2025
		Expense on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Floating rate borrowings in Brazil	CDI Rate (14%)	105,090	125,046	145,003
Floating rate borrowings in Colombia	IBR Rate (8.73%)	24,802	29,715	34,627
Floating rate Agribusiness Receivables Certificates	CDI Rate (15%)	72,066	86,434	100,802

		201,958	241,195	280,432

(ii)      Exchange rate risk

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

(i)   Sensitivity analysis – exposure to exchange rates

To gauge its exposure to exchange rate risk, the Group uses different scenarios to evaluate its asset and liability positions in foreign currency and their potential effects on its results.

The Scenario 1 below represents the impact on carrying amounts of the most current (November 28, 2025) market rates for the U.S. dollar (R$5.3338 to US$1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. The Scenario 2 and Scenario 3 consider the devaluation of the Brazilian real against the US dollar at the rates of 25% and 50%, which represents a significant change in the probable scenario for sensitivity purposes.

The following table set forth the potential impacts on the statements of profit or loss:

	2025
		Effect on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Cash equivalents in U.S. Dollars	5.3338	(77)	758	1,593
Trade receivables in U.S. Dollars	5.3338	(1,416)	13,898	29,213
Trade payables in U.S. Dollars	5.3338	3,508	(34,428)	(72,363)
Borrowings in U.S. Dollars	5.3338	2,045	(20,067)	(42,178)

Net impacts on commercial operations		4,060	(39,839)	(83,735)

Derivative financial instruments	5.3338	(585)	5,744	12,072

Total impact, net of derivatives		3,475	(34,095)	(71,663)

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(iii)    Commodity prices risk in barter transactions

In all barter transactions mentioned in Note 11, the Group uses future commodity market price as the reference to value the quantities of commodities included in the forward contracts to be delivered by the customers as payment for the Group’s products into currency. The Group uses prices quoted by commodity trading companies to value the grain purchase contracts from farmers. The Group enters into grain sale contracts with trading companies or forward derivatives with financial institutions to sell those same grains, at the same price of the purchased contracts with farmers. As such, the Group strategy to manage its exposure to those commodity prices by entering into the purchase and sale contracts at similar conditions.

These transactions are conducted by a corporate department which manages and controls such contracts as well as the compliance of Group’s policies.

(i)   Sensitivity analysis – exposure to commodity price

To gauge its exposure to commodity price risk, the Group uses different scenarios to evaluate its asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on its results.

The “current risk” scenario below represents the impact on carrying amounts as of June 30, 2025, with assumptions described in Note 11. The other scenarios consider the appreciation of main assumptions at the rates of 25% and 50%, which represents a significant change in the probable scenario for sensitivity purposes.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

As of June 30, 2025:

	Tons	Position	Current Risk	Average of contract prices	Current Market (R$/bag)	+25% current		+50% current

Position						Market	Impact	Market	Impact

Corn 2025	42,753	Purchased	32,330	44	45	57	8,083	68	16,165
Corn 2025	(42,495)	Sold	(29,789)	(46)	42	53	(7,447)	63	(14,894)
Corn 2026	109	Purchased	(12)	67	(7)	(9)	(3)	(10)	(6)
Soybean 2025	367	Purchased	357	109	58	73	89	88	179
Soybean 2025	(789)	Sold	(778)	(115)	59	74	(195)	89	(389)
Soybean 2026	41,210	Purchased	(2,227)	116	(3)	(4)	(557)	(5)	(1,113)
Soybean 2026	(12,307)	Sold	385	(119)	(2)	(2)	96	(3)	192
Net exposure on grain contracts	28,848	Net purchased	266				66		134

Corn 2025	(16,272)	Sold on derivatives	(501)	62	62	77	(125)	93	(250)
Corn 2026	(108)	Sold on derivatives	2	75	75	93	1	112	1
Soybean 2025	—	Sold on derivatives	—	—	123	153	—	184	—
Soybean 2026	(28,781)	Sold on derivatives	4,199	137	128	160	1,050	192	2,099
Net exposure on derivatives	(45,161)	Net sold	3,700				926		1,850

Net exposure (i)	(16,313)		3,966				992		1,984

(i)        Exposure related to 2025 corn purchase contracts for which the physical contracts were settled early, while the related derivative instruments are being held until their original maturity.

(iv)    Derivative financial instruments

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

	2025	2024

Commodity futures contracts (R$) (i)	1,199	(21,772)
Currency futures contracts (US$) (i)	(6,666)	3,860
Currency swap (US$)	—	9,212
Interest rate swap (CDI)	(22,196)	(18,640)

Derivative financial instruments, net	(27,663)	(27,340)

(i)        The amount includes forward contracts and purchase and sale transactions.

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

An inventory loss is recognized for inventories that are close to their expiration date and there is no expectation that they will be sold.

(a)    Inventories composition

	2025	2024

Goods for resale	1,180,641	1,835,018
(-) Allowance for inventory losses	(81,267)	(54,771)

Total	1,099,374	1,780,247

(b)   Allowance for inventory losses

	2025	2024
Opening balance as of June	(54,771)	(17,737)
Increase in allowance	(26,496)	(32,355)
Allowance for inventory losses from acquisitions	—	(4,321)
Exchange rate translation adjustment	—	(358)

Ending balance	(81,267)	(54,771)

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

10. Taxes recoverable

	2025	2024

State VAT (“ICMS”) (i)	99,536	86,556
Brazilian federal contributions (ii)	256,166	280,854
Colombian federal contributions	44,081	35,610

Total	399,783	403,020

Current	68,248	103,792
Non-current	331,535	299,228

(i)     Refers to the Brazilian value-added tax on sales and services. The Group’s ICMS relates mainly to the purchase of inputs and the Group has the benefit of a reduced ICMS tax rate.

(ii)     Includes:  a) credits arising from the Brazilian government’s taxes charged for the social integration program (PIS) and the social security program (COFINS), and Brazilian corporate income tax and social contributions. These credits, which are recognized as current assets, will be used by the Group to offset other Federal taxes; b) withholding and overpaid taxes which can be used to settle overdue or future payable federal taxes; c) withholding income tax on cash equivalents which can be used to offset taxes owed at the end of the calendar year, in case of taxable profit, or are carried forward in case of tax loss.

Income tax Benefits arising from ICMS deduction

For the year ended June 30, 2025, the Group has a residual balance of IRPJ and CSLL tax credits arising from the ICMS subsidy thesis, which permits the exclusion of ICMS-related subsidies from the taxable bases of these federal taxes. The benefit covered subsidies utilized through December 2023, the date on which the incentive expired as a result of legislative changes. The balance presented in the statement of financial position corresponds to the remaining amount after refunds and/or offsets with other federal taxes, totaling R$ 186,592.

Pursuant to Article 30 of Law No. 12,973/2014, the amount of ICMS-related benefits classified as investment subsidies must be appropriated to the tax incentive reserve, subject to the availability of sufficient profit in each subsidiary. Additionally, under the same legal framework, such tax benefits must be included in the IRPJ and CSLL tax bases when dividends are distributed or when share capital is returned to the subsidiaries’ shareholders.

As of June 30, 2025, the subsidiaries’ tax incentive reserve amounted to a consolidated total of R$430,185, and tax benefits not yet appropriated to this reserve—due to insufficient profits—totaled R$926,860 on a consolidated basis. The Group does not intend to distribute these incentive amounts to its shareholders. Should dividends be distributed, taxation will be applied in accordance with applicable tax legislation.

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

In the event the customer fails to deliver the committed commodity amount upon harvesting, for example due to a significant increase in the commodity price the Group is required to:

•      purchase the commodity in the spot market and deliver it to the commodity trading company; or

•      pay compensation to the commodity trading company in an amount equal to the difference between the commodity price between the time of delivery and the time of closing of the agreement (“washout risk”).

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

As of June 30, 2025, fair value of commodity forward contracts is as follows:

	2025	2024

Fair value of commodity forward contracts:
Assets
Purchase contracts	31,223	132,362
Sale contracts	511	8,298

Current	31,734	137,660
Non-current	—	3,000

Liabilities
Purchase contracts	(2,469)	(10,549)
Sale contracts	(30,695)	(55,408)

Current	(33,164)	(65,641)
Non-current	—	(316)

The changes in fair value recognized in the statements of profit or loss are in note 31.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The main assumptions used in the fair value calculation are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/Bag	Average Market Prices (Corn R$/bag (ii); Soybean US$/bu(i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase Contracts
Soybean
As of June 30, 2024	365,894	112.97	11.27	0.58	378.64
As of June 30, 2025	41,576	116.06	10.66	0.44	398.17
Corn
As of June 30, 2024	211,895	45.19	65.08	N/A	257.28
As of June 30, 2025	42,862	44.38	61.99	3.92	169.22

Selling Contracts
Soybean
As of June 30, 2024	141,069	112.71	11.30	0.55	410.70
As of June 30, 2025	13,096	118.74	10.63	0.67	331.05
Corn
As of June 30, 2024	176,978	38.27	59.58	0.90	257.29
As of June 30, 2025	42,495	45.92	61.96	3.83	175.17

(i)        Market price published by Chicago Board of Trade which is a futures and options exchange in United States.

(ii)      Market price published by B3 – Brasil, Bolsa, Balcão which is a futures, options and stock exchange in Brazil.

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

Lease liabilities:

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

•      fixed payments (including fixed payments in essence, less any incentives from

•      amounts expected to be paid by the lessee in accordance with residual value guarantees;

•      payments of fines for lease termination if the lease term reflects the lessee exercising the option to terminate the lease.

•      lease payments are discounted using the lessee's incremental borrowing rate, which is the rate a lessee would have to pay on a loan to obtain the funds necessary to acquire an asset of similar value in a similar economic environment with equivalent terms and conditions.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

In determining the incremental borrowing rate, the Group:

•      whenever possible, uses as a starting point rates from recent financing contracts third-party financing, adjusted to reflect changes in financing conditions since such third-party financing was received;

•      uses a progressive approach that starts from a risk-free interest rate adjusted for credit risk

•      uses a progressive approach that takes a risk-free interest rate adjusted for credit risk for leases held by the Group with no recent third-party financing; and

•      makes specific adjustments to the rate, such as to term and collateral.

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

As of June 30, 2025 and 2024, the Group had no lease agreements with variable lease payments.

(a)    Right-of-use assets

	Vehicles	Buildings	Machinery and equipment	Total

Cost	149,040	189,689	92,584	431,313
Accumulated depreciation	(72,365)	(113,787)	(42,939)	(229,091)

Balance at June 30, 2024	76,675	75,902	49,645	202,222

Cost	149,726	188,601	98,176	436,503
Impairment losses	(1,017)	(1,282)	(667)	(2,966)
Accumulated depreciation	(102,724)	(146,173)	(57,514)	(306,411)

Balance at June 30, 2025 (i)	45,985	41,146	39,995	127,126

(i) Reduction due reorganization and closure of certain stores (Note 1).

Right-of-use assets amortization expense for the year ended June 30, 2025 was R$86,165 (R$88,734 for the year ended June 30, 2024).

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)    Lease liabilities

	2025	2024

Vehicles	50,026	82,265
Buildings	71,378	103,968
Machinery and equipment	22,665	30,513

Total	144,069	216,746

Current	80,670	96,222
Non-current	63,399	120,524

Total interest on lease liabilities for the year ended June 30, 2025 was R$17,691 (R$20,268 for the year ended June 30, 2024).

Right-of-use assets were tested for impairment as of June 30, 2025 in accordance with IAS 36. As a result of the impairment test performed, the Group recognized an impairment loss of R$2,965 million, reflecting the recoverable amount being lower than the carrying amount, as further described in Note 16.

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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(a)    Property, plant and equipment balance is as follows:

	Vehicles	Lands, buildings and improvements	Machines, equipment and facilities	Furniture and fixtures	Computer equipment	Total

Cost	40,062	182,822	89,367	18,468	11,535	342,254
Accumulated depreciation	(32,822)	(22,769)	(31,009)	(9,043)	(9,830)	(105,473)

Balance at June 30, 2024	7,240	160,053	58,358	9,425	1,705	236,781

Cost	36,358	172,181	89,534	23,406	11,811	333,290
Impairment losses	(572)	(6,826)	(1,358)	(1,455)	(512)	(10,723)
Accumulated depreciation	(31,081)	(36,284)	(37,054)	(10,624)	(11,130)	(126,173)

Balance at June 30, 2025	4,705	129,071	51,122	11,327	169	196,394

Depreciation expense of property, plant and equipment for the year ended June 30, 2025 was R$22,383 (R$20,481 for the year ended June 30, 2024).

Property, plant, and equipment were tested for impairment as of June 30, 2025. As a result of the stores closure plan (see note 34) an impairment loss of R$8,399 million related to property, plant and equipment was recorded during the year. Additionally, an impairment loss of R$2,324 million was recognized as a result of the impairment test for Brazil retail segment, where the recoverable amount was lower than the carrying amount, as further described in Note 16.

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

The estimated useful lives of intangible assets for the years ended June 30, 2025 and 2024 are as follows:

Customer relationship	9 years
Purchase contracts and brands	4 years
Software and other	5 years

An intangible asset is derecognized upon disposal or when no future economic benefits are expected, and any gain or loss is recognized in the statements of profit or loss when the asset is derecognized.

The impairment policy for intangibles is described in note 16.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(a) Intangible assets balance is as follows:

	Goodwill	Customer relationship	Purchase contracts and brands	Software and other	Total
Cost:
At June 30, 2023	546,665	351,412	23,005	61,388	982,470

Additions	—	—	—	33,067	33,067
Business combinations	122,641	45,427	—	35	168,103
Other	27,479	1,958	—	(1,140)	28,297
Translation adjustment	3,380	232	837	—	4,449

At June 30, 2024	700,165	399,029	23,842	93,350	1,216,386

Additions (i)	670	—	—	33,016	33,686
Other	—	568	—	—	568
Translation adjustment	(47)	(1,199)	(9)	161	(1,094)
Impairment losses on assets (ii)	(660,054)	(162,203)	(337)	(11,916)	(834,510)

At June 30, 2025	40,734	236,195	23,496	114,611	415,036

Amortization:
At June 30, 2023	—	139,765	15,912	19,600	175,277

Amortization for the year	—	50,089	3,218	16,457	69,764
At June 30, 2024	—	189,854	19,130	36,057	245,041

Amortization for the year	—	30,452	2,008	17,080	49,540
At June 30, 2025	—	220,306	21,138	53,137	294,581

At June 30, 2024	700,165	209,175	4,712	57,293	971,345

At June 30, 2025	40,734	15,889	2,358	61,474	120,455

(i)       Amounts arising from the adjustment in the purchase price from acquisition of Coram Com. e Repres. Agrícolas Ltda. The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company. As a result, the values related to customer relationships were modified due to changes in projections.

(ii)      Amounts refer to the reduction of certain intangible assets as result of the annual impairment test as disclosed in Note 16.

Impairment of intangible assets with finite useful lives

Intangible assets were tested for impairment as of June 30, 2025. During the year, the Group recognized an impairment loss of R$459 thousand related to intangible assets as a result of the stores closure plan (see note 34). Additionally, an impairment loss of R$2,130 was recognizes as a result of the impairment test for Brazil retail segment, where the recoverable amount was lower than the carrying amount and R$9,786 million was recognized related to the intangible assets of the subsidiary Perterra, both as further detailed in Note 16.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

16. Impairment testing of non-financial assets

Accounting policy

The carrying amount of the Group’s non-financial assets is reviewed at each reporting date to assess whether there is any indication of impairment. Such indications may arise from internal factors related to the operational efficiency of the assets or from external factors, such as macroeconomic conditions and fluctuations in commodity prices and U.S. dollar exchange rates. If any indication of impairment exists, the recoverable amount of the asset is estimated.

The recoverable amount of an asset is defined as the higher of (i) its fair value less costs to sell and (ii) its value in use is, determined for its cash-generating unit (CGU), unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired, and an impairment loss is recognized to reduce the carrying amount to its recoverable amount. In determining value in use, the estimated future cash flow is discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset, when applicable. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized, except for goodwill, which cannot be reversed in subsequent periods.

The Group assessed its business segments by grouping the assets of each operating region into independent CGUs, representing the smallest identifiable groups of assets that generate cash inflows largely independent from other assets or groups of assets.

Critical accounting estimates and judgments

The Group determines its cash flow projections based on budgets approved by management, which incorporate the following key assumptions: (i) revenue growth rates; (ii) margins applied to the cost of sales of its products; and (iii) discount rates that reflect the risks associated with each CGU. These assumptions are subject to risks and uncertainties, including potential changes in future market and economic conditions, as well as the sales performance of each CGU. Accordingly, changes in circumstances may alter these projections and may affect the recoverable amount of the assets.

Business segments are composed by certain CGUs as follows:

Segment	Identified CGUs
Latam Ag Retail	Colombia CGU
Brazil Ag Retail	North CGU, East CGU, South CGU
Crop Care	Biological products and special fertilizers CGU

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Goodwill arising from business combinations is allocated to the CGUs that benefit from the acquisition and is tested for impairment at that level.

The Group continuously monitors whether new CGUs are identified and whether such grouping remains appropriate.

Value in use calculation in the impairment test

The value in use calculation is based on a discounted cash flow (DCF) model. Cash flows are derived from the budget covering the next five years and do not include restructuring activities to which the Group is not yet committed, nor significant future capital investments aimed at enhancing the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used in the DCF model, as well as to expectations of future cash flows and the growth rate applied for extrapolation. These assumptions are the most significant for the impairment test of the goodwill recognized by the Group.

The recoverable amount of the Group’s CGUs was determined based on a value in use calculation using cash flow projections derived from financial budgets approved by the Board of Directors, covering a five-year period.

For goodwill and indefinite-lived intangible assets, the impairment test was performed using cash flow projections covering a five-year period and a terminal value calculated using a perpetuity growth rate, in accordance with IAS 36.

For assets with finite useful lives, including property, plant and equipment, intangible assets with finite useful lives and right-of-use assets, the impairment assessment was performed based on value in use calculations limited to the estimated remaining useful life of the respective cash-generating units, without the use of perpetuity assumptions. The projected cash flows considered the expected operational wind-down or continuity of each CGU, consistent with approved strategic and operational plans.

The main assumptions used in the impairment test are as follows:

Cash-generating unit	Revenue growth rate	Inputs Operating margin average	Pre Tax discount rate	Recoverable amount
Colombia CGU	10.21%	17.00%	18.60%	450,729
North CGU	-100.00%	18.98%	15.85%	323,470
East CGU	24.78%	18.98%	28.01%	171,638
South CGU	29.78%	18.98%	28.26%	180,967
Biological Products and special fertilizers CGU	13.86%	45.93%	19.80%	684,943

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

As a result of the test, the recoverable amount of these CGUs was lower than their carrying amounts, resulting in the recognition of impairment losses for goodwill, customer relationships, property, plant and equipment, right-of-use assets and other finite-lived intangible assets, as presented below:

Cash-generating unit	Goodwill	Customer relationship	PP&E, Intangibles and others	Total
North CGU	125,185	32,757	8,857	166,799
East CGU	107,298	54,660	5,146	167,104
South CGU	278,487	68,844	—	347,331
Holding	149,083	6,280	2,274	157,637
Biological Products and special fertilizers CGU	—	—	9,328	9,328
Total	660,053	162,541	25,605	848,199

The reduction in recoverable amounts relative to carrying amounts, and the resulting impairment losses, reflect the deterioration of the Group’s economic and financial conditions, as described in Note 1 and the approved stores closure plan of the North CGU (see note 34) in the following year.

In addition, for goodwill and indefinite-lived intangible assets, the Group performed a sensitivity analysis of the impairment test for the Colombia CGU and Biological Products and special fertilizers CGU, considering the following independent adverse changes in key assumptions: (i) a 100 basis point increase in the pre-tax discount rate; and (ii) a 300 basis point decrease in net revenue and the resulting impacts on free cash flow over the five-year forecast period.

The results of the sensitivity analysis did not indicate any impairment of the carrying amounts of Biological Products and special fertilizers CGU. Accordingly, the Group did not recognize any impairment loss for Crop Care, as the value in use of these CGUs significantly exceeds their respective carrying amounts and no reasonably possible change in key assumptions would result in the recognition of an impairment loss.

For Colombia CGU the result of the sensitivity analysis indicates the recoverable amount of this CGU was lower than their carrying amounts, resulting in an impairment loss for goodwill of R$ 38,845.

For assets with finite useful lives, the Group also performed a sensitivity analysis of the impairment test considering the same independent adverse changes in key assumptions used for goodwill and indefinite-lived intangible assets: (i) a 100 basis point increase in the pre-tax discount rate; and (ii) a 300 basis point decrease in net revenue.  Under these sensitivity scenarios, the results for the East and the South CGUs indicate that the recoverable amounts would be lower than their respective carrying amounts, which would result in additional impairment losses of R$47,869 for the East CGU and R$49,911 for the South CGU. However, as these amounts arise solely from estimated sensitivity scenarios no additional impairment losses were recorded in the consolidated financial statements.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

17. Trade payables

Accounting policy

Trade payables related to the purchase of goods for resale of agricultural inputs are financial liabilities (see Note 7) initially recognized at fair value and subsequently stated at amortized cost using the effective interest rate method.

(a)    Trade payables

	2025	2024

Trade payables – Brazil	2,560,220	3,436,115
Trade payables – Colombia	331,609	409,018

Total	2,891,829	3,845,133

Current	2,891,741	3,844,541
Non-current	88	592

The average effective interest rate used to discount trade payables for the year ended June 30, 2025 was 1.71% per month (1.55% as of June 30, 2024).

As described in Note 1(a), the Group entered into negotiations with its principal suppliers under the out-of-court restructuring plan, which is expected to generate financial relief.

(b)   Guarantees

The Group obtains guarantees from financial institutions in connection with installment purchases of agricultural inputs from certain suppliers. These guarantees consist of the endorsement of trade receivables or rural product notes (CPRs) received from customers in the normal course of sales transactions. As of June 30, 2025 the outstanding balance of these guarantees totaled R$499,520 (R$1,082,199 as of June 30, 2024).

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

	2025	2024

Borrowing in Colombia	225,126	114,312
Borrowings in Brazil	794,173	1,111,258

Total borrowings	1,019,299	1,225,570

The Group’s borrowings are contracted for the purpose of strengthening the working capital and have repayment terms scheduled in conjunction with the operating cycles of each harvest.

(a)    Debt composition

	Average interest rate June 30, 2025 (i)	2025	Average interest rate June 30, 2024 (i)	2024
Debt contracts in Brazil in:
R$, indexed to CDI (ii)	14.65%	520,705	14.52%	946,741
R$, with fixed interest	21.07%	32,323	12.77%	61,280
U.S. Dollars, with fixed interest	12.98%	241,145	8.64%	103,237
Debt contracts in Colombia in:
COP, indexed to IBR (iii)	9.20%	225,126	11.75%	114,312
COP, with fixed interest	—%	—	—%	—

Total		1,019,299		1,225,570

Current		999,432		1,190,961
Non-current		19,867		34,609

(i)       In order to determine the average interest rate for debt contracts with floating rates, the Group used the rates prevailing during the years.

(ii)      Brazilian reais denominated debt that bears interest at the CDI Rate (see Note 7 for a definition of those indexes), plus spread.

(iii)    Colombian peso-denominated debt that bears interest at the IBR rate (see Note 7 for a definition of those indexes), plus spread.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)   Movement in borrowings

At June 30, 2022	710,552

Proceeds from borrowings	1,449,445
Repayment of principal amount	(1,456,017)
Accrued interest	319,557
Borrowings from acquired companies	25,756
Exchange rate translation	11,921
Interest payment	(95,739)

At June 30, 2023	965,475

At June 30, 2023	965,475

Proceeds from borrowings	2,565,490
Repayment of principal amount	(2,368,806)
Accrued interest	226,755
Borrowings from acquired companies	61,793
Foreign exchange differences	17,215
Exchange rate translation	(786)
Interest payment	(241,566)

At June 30, 2024	1,225,570

At June 30, 2024	1,225,570

Proceeds from borrowings	874,383
Repayment of principal amount	(1,070,256)
Accrued interest	177,573
Foreign exchange differences	1,409
Exchange rate translation	(4,734)
Interest payment	(184,646)

At June 30, 2025	1,019,299

(c)    Schedule of maturity of non-current portion of borrowings

The installments are distributed by maturity year:

	2025	2024

2025	—	1,237
2026	987	2,732
2027	6,890	21,253
2028	5,254	9,387
2029	6,736	—

Total	19,867	34,609

(d)   Covenants

In June 2025, certain loans of the Brazil Ag Retail segment, amounting to R$20,430, were reclassified to current liabilities as a result of a breach of the contractual covenant related to the out-of-court reorganization proceeding.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

19. Obligations to quota holders

	June 30, 2025	June 30, 2024

Fiagro I	155,495	205,088
Fiagro II	272,804	—
Others quota holders	73,587	—

Total	501,886	205,088

Fiagro I

On July 22, 2022, the Group entered into an agreement to transfer receivables to FIAGRO, a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The acquisition of such receivables by the FIAGRO investment fund enables the Group to anticipate the receipt of funds from such receivables. The Group holds all subordinated quotas issued by the FIAGRO, representing approximately 5% of the total outstanding quotas in an aggregate amount of R$8,100 while other parties hold all senior and mezzanine quotas, representing approximately 95% of the total outstanding quotas, which includes certain of Patria’s related parties that acquired the mezzanine quotas of FIAGRO in an aggregate amount of R$56,000. Under the terms of the FIAGRO, the Group is not liable in case there is a default on the credit rights acquired by the fund, but any such default may adversely affect our stake in FIAGRO quotas. Our agreement to assign certain credit rights to FIAGRO will expire when all assigned receivables have been liquidated. The bylaws of the FIAGRO were established by the Group at their inception, and grant the Group significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by the FIAGRO. In addition, senior and mezzanine quota holders receive interest at a benchmark rate of return ranging from the CDI rate +2.45% per year up to the CDI rate +8.0% per year. Residual returns from the FIAGRO fund, if any, are paid on the subordinated quotas, which do not bear interest and are not otherwise entitled to any pre-established rate of return. Senior and mezzanine quotas amortize annually over a three-year period after an initial 24-month grace period, whereas subordinated quotas amortize at the end of the fifth annual period.

Fiagro II

On August 02, 2024, the Group entered into an agreement to transfer receivables in the aggregate amount of R$315 million to Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais (Fiagro II) an investment fund legal structure established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The proceeds from this issuance will be used to support Lavoro's ongoing working capital needs and other general corporate purposes. This represents Lavoro's second facility, following the inaugural R$167 million (Fiagro I) established in 2022.

The Group holds all subordinated quotas issued by FIAGRO II, representing approximately 19.63% of the total outstanding quotas, in an aggregate amount of R$61,596, while other parties hold all senior quotas, representing approximately 80.37% of the total outstanding quotas.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The FIAGRO II fund was structured with 80.37% senior quotas bearing interest at a benchmark rate of return ranging from the CDI rate + 3.5% per year. The remaining percentage is paid on the subordinated quotas, which generate a benchmark return rate of CDI + 100% per year. The senior quotas are amortized semiannually over a three-year period, while the subordinated quotas are amortized at the maturity of the agreement.

In accordance with IFRS 10, the Group controls FIAGRO I and FIAGRO II and, therefore, they are consolidated in our financial statements. The senior and mezzanine quotas are accounted for as a financial liability under “Obligations to quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense.

Others quota holders

During the current period, the Group entered into other agreements to transfer receivables in the aggregate amount of R$425 million to investment funds established under Brazilian law, which the Group does not hold any interest in quotas. Under these agreements the Group has not transferred substantially all the risk and rewards of these assets and therefore, in accordance with IFRS 9, the Group continues to recognize the receivables and recognizes the related liability under as “Obligations to quota holders”.

20. Agribusiness Receivables Certificates

(a)    Composition

	Maturity	Average interest rate June 30, 2025	June 30, 2025

Serie I	December 22, 2027	CDI + 3.00%	68,316
Serie II	December 22, 2027	14.20%	353,165
Transaction cost			(10,966)

Total			410,515

Current			410,515
Non-current			—

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)   Movement in Agribusiness Receivables Certificates

At June 30, 2024	405,565

Transaction cost amortization	3,849
Accrued interest	57,456
Interest payment	(56,355)

At June 30, 2025	410,515

(c)    Restrictive Clauses (Covenants)

This debt includes restrictive clauses (covenants) related to the level of indebtedness, requiring the maintenance of a net debt-to-EBITDA ratio not exceeding 2.5x, to be calculated on June 30 of each year. As of June 30, 2025, Lavoro Agro Holding S.A. was not in compliance with covenants agreed with the financial institution, exceeding the 2.5x limit established in the Agribusiness Receivables Certificate (CRA).

Until June 30, 2025, the Company did not obtain a waiver related to the breach of the financial covenants established in the CRA. Thus, in accordance with applicable accounting standards, the outstanding balance of this debt was reclassified to current liabilities.

The Company also has loan and financing agreements that include non-financial clauses, which monitor cross-default events. For the fiscal year ended June 30, 2025, there is no loan agreements with cross-default clause related to the breach of covenants established in the CRA.

21. Payables for the acquisition of subsidiaries

The purchase agreements for acquisition of subsidiaries include payments to the seller in the event of successful collection, after the acquisition date of outstanding receivables and certain tax credits subject to administrative proceedings.

Consideration paid during the year ended June 30, 2025, amounted to R$37,571, which relates to acquisitions completed in previous years (R$222,962 on June 30, 2024, including payments for acquisitions made in previous years in the amount of R$179,148).

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

22. Acquisition of subsidiaries

Accounting policy

The acquisition method is used to account for each business combination carried out by the Group, which consists of the following:

•      Determining the acquisition date;

•      Determining the acquirer and the acquiree;

•      Determining the consideration transferred for the acquisition of control;

•      Determining the fair value of separately identifiable assets and liabilities; and

•      Determining the residual goodwill or gain on bargain purchase.

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

(a)    Acquisitions in the year ended June 30, 2025

For the year ended June 30, 2025, the Group did not complete any business acquisitions.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)   Acquisitions in the year ended June 30, 2024

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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(c)    Acquisitions in the year ended June 30, 2023

The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

	Fair value as of the acquisition date
	Floema (g)	Casa Trevo	Provecampo	Sollo Sul and Dissul	Cromo	Total
		(h)	(i)	(j)	(k)

Assets
Cash equivalents	24,167	12,306	10,479	16,307	8,735	71,994
Trade receivables	19,892	32,106	7,499	132,467	11,907	203,871
Inventories	52,133	61,734	11,320	84,226	5,311	214,724
Other assets	11,739	4,750	23	46,663	664	63,839
Property, plant and equipment	1,152	867	983	2,372	3,151	8,525
Intangible assets	14,879	1,676	12,117	2,083	2,722	33,477

	123,962	113,439	42,421	284,118	32,490	596,430

Liabilities
Trade payables	88,902	48,070	10,980	80,811	1,200	229,963
Borrowings	—	—	—	25,756	—	25,756
Provision for contingencies	—	10,245	—	—	—	10,245
Other liabilities	1,543	13,659	6,910	87,921	4,056	114,089

	90,445	71,974	17,890	194,488	5,256	380,053

Total identifiable net assets at fair value	33,517	41,465	24,531	89,630	27,233	216,376
Non-controlling interests		(6,220)	—	—	(8,169)	(14,389)
Goodwill arising on acquisition	25,796	9,625	2,010	57,719	5,331	100,481
Consideration transferred	59,313	44,870	26,541	147,349	24,395	302,468

Cash paid	25,294	23,619	17,682	52,832	8,120	127,547
Shares issued	12,296	—	—	—	—	12,296
Payable in installments	21,723	21,251	8,859	94,517	16,275	162,625

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(d)   Fair value of assets acquired

The Group estimated the fair value of significant assets acquired using the following valuation methods:

Item	2025	2024	2023	Nature	Valuation method
Customer relationship	—	45,462	33,477	A loyal relationship between the acquirees and its customers, which translates into recurring purchases of products and services	Multi Period Excess Earnings Method (MPEEM)
Inventories	—	91,161	214,724	Inventories	Selling price less all expenses related to the distribution of that good
Total	—	136,623	252,883

There were no differences between accounting basis and tax basis on fair value adjustments, and therefore no deferred income taxes were recorded, except for Provecampo, where the Group recorded a corresponding deferred income tax liability since the Group does not have a viable tax plan that will permit that the accounting basis and tax basis be the same after the acquisition.

(e) Acquisition of Referência Agroinsumos

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

(f)     Acquisition of CORAM

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

(g)    Acquisition of Floema

On March 22, 2022, the Group signed an agreement for the acquisition of Floema Soluções Nutricionais de Cultivos Ltda. (“Floema”), establishing the terms and other conditions for its acquisition.

The fair value of the shares issued to this acquisition was based on an equity transaction with third parties close to the acquisition date.

The acquisition was completed on August 4, 2022.

(h)    Acquisition of Casa Trevo Participações S.A.

On May 5, 2022, the Group signed an agreement for the acquisition of Casa Trevo Participações S.A. (“Casa Trevo”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on August 31, 2022.

The consideration for the acquisition is subject to post-closing price adjustment.

(i)      Acquisition of Provecampo

On June 16, 2022, the Group signed an agreement for the acquisition of Provecampo S.A.S. (“Provecampo”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

The acquisition was completed on July 29, 2022.

(j)      Acquisition of Sollo Sul e Dissul

On July 22, 2022, the Group signed an agreement for the acquisition of Sollo Sul Insumos Agrícolas Ltda (“Sollo Sul”) and Dissul Insumos Agrícolas Ltda. ("Dissul"), establishing the terms and other conditions for its acquisition.

The acquisition was completed on November 30, 2022.

The consideration for the acquisition is subject to post-closing price adjustment.

(k)    Acquisition of Cromo

On January 13, 2023, the Group signed an agreement for the acquisition of Cromo Indústria Química Ltda. (“Cromo”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on May 31, 2023.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(l)   Pro forma information (unaudited)

The following table discloses the Group’s revenues and profit or loss for the year assuming all acquisitions completed during the year were completed at the beginning of such year:

	2025	2024	2023

Revenues	—	9,788,580	9,697,932
Profit (loss) for the year	—	(802,196)	(187,082)

(m) Revenues and results from new subsidiaries

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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

23. Agreements assumed as part of the capital reorganization transaction

On February 28, 2023, Lavoro and TPB Acquisition Corp, consummated a capital reorganization transaction, as such agreements were assumed by Lavoro as part of this transaction.

Warrants

TPB Acquisition Corp. issued 10,083,606 public and private warrants to certain of its shareholders and its maturity is February 28, 2028. Such public and private warrants were assumed by Lavoro as a result of the SPAC Transaction. The outstanding warrants as of June 30, 2025, is 10,083,592 and aggregate fair value of the private and public warrants is 1,953, and the warrants are reported in the consolidated statements of financial position as warrant liabilities under current liabilities. For the year, the Group recognized a gain of R$20,469 related to changes to the fair value of public warrants and private warrants. The fair value of the warrants was calculated based on the listed market price of such warrants.

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

Vesting founder shares will be subject to certain vesting conditions. If at any time during the 3 -year period following the close of the SPAC Transaction, for over any 20 trading days within any consecutive 30 trading day period, the closing share price of Lavoro ordinary share is greater than or equal to:

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

The vesting founder shares are considered equity classified contingent considerations under IFRS 2 and are reported as additional paid-in capital under equity at June 30, 2025.

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

On February, 2025, which was the maturity date under the FPAs, the FPA Investors continued to hold all 2,830,750 ordinary shares subject to the agreements and had not disposed of any of such shares. In accordance with the terms of the FPAs, the FPA Investors elected to resell all of their ordinary shares to us. The total purchase price paid to the FPA Investors for these shares was R$ 168,861 million, which was funded with the escrowed funds in the escrow account in accordance with the FPAs.

The settlement of the transaction does not result in a direct cash flow impact, as the related amount has been maintained in restricted cash since the completion of the transaction in 2023, in accordance with the terms of the agreement.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

24. Income taxes

Accounting policy

(a)    Current income tax

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

(b)    Deferred tax

Deferred taxes is provided using the liability method on temporary differences between the carrying amount of assets and liabilities and their tax basis.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•      When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•      With respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•      When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•      In respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(c) Reconciliation of income taxes expense

	2025	2024	2023

Loss before income taxes	(2,553,858)	(810,623)	(390,937)
Statutory rate (i)	34%	34%	34%

Income taxes at statutory rate	(868,312)	(275,612)	(132,919)

Unrecognized deferred income tax asset (ii)	(986,830)	(305,270)	(193,898)
Difference from income taxes calculation based on taxable profit computed as a percentage of gross revenue	(4)	(50)	10,822
Deferred income taxes over goodwill tax recoverable	—	(1,514)	(3,897)
Tax benefit (iii)	—	71,130	244,718
Other	(5,800)	(14,290)	(18,407)
Derecognition of deferred taxes assets (iv)	(205,742)	—	—

Income tax expense	(330,064)	25,618	172,256
Income tax and social contribution effective rate	13%	(3.16)%	44%

Current income taxes	(45,853)	14,720	37,499
Deferred income taxes	(284,211)	10,898	134,757

(i)       The effective tax rate reconciliation considers the statutory income taxes rates in Brazil, due to the significance of the Brazilian operation when compared to Colombia. The difference to reconcile the effective rate to the Colombian statutory rate (35%) is included in others.

(ii)      The Group has accumulated tax loss carryforwards in some subsidiaries in the amount as of June 30, 2025 of R$1,620,022 (R$547,354 for June 30, 2024) for which a deferred income tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred income tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of probable recoverability in the near future.

(iii)    This amount reflects the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax (See Note 10).

(iv)    For the year ended June 30, 2025, in the Brazil Ag Retail segment, the carrying amount of deferred income tax assets was reviewed and fully written down in the amount of R$205,742 to the extent that the Company’s projections no longer indicate future taxable profits that would support their recoverability in the near term.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(d) Deferred income taxes balances

	2025	2024

Deferred income tax assets
Amortization of fair value adjustment	24,978	36,328
Tax losses	232,554	215,336
Allowance for expected credit losses	30,359	38,323
Adjustment to present value	24,689	32,717
Allowance for inventory losses	1,632	4,559
Financial effect on derivatives	12,129	3,849
Fair value of commodity forward contracts	11,811	13,923
Unrealized exchange gains or losses	4,384	5,202
Unrealized profit in Inventories	10,281	22,156
Amortized right-of-use assets	16,797	20,320
Provision for management bonuses	12,643	17,478
Other provisions	8,933	9,434
Deferred asset loss allowance (i)	(205,742)	—
	185,448	419,625

Deferred income tax liabilities
Adjustment to present value	(27,236)	(23,571)
Financial effect on derivatives	(14,203)	(6,343)
Fair value of commodity forward contracts	(34,354)	(30,747)
Unrealized exchange gains or losses	(14,694)	(2,742)
Amortized right-of-use assets	(19,681)	(12,257)
Deferred income tax on goodwill	(10,133)	(1,892)
Amortization of fair value adjustment	(8,492)	(1,083)
Provision for management bonuses	(2,312)	—
Other provisions	(10,053)	(12,505)
	(141,158)	(91,140)

Deferred income tax, net	44,290	328,485

(i)       Refers to the recognition of an allowance for losses on deferred assets arising from the operational reorganization and the closure of stores, as described in Note 1.

Deferred income taxes balances net by entity

	2025	2024

Deferred income tax assets	53,911	340,909
Deferred income tax liabilities	(9,621)	(12,424)

Deferred income tax, net	44,290	328,485

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Deferred income tax and social contribution

At June 30, 2023	316,731

Recognized in the statements of profit or loss
Tax income during the period	11,754

At June 30, 2024	328,485

Recognized in the statements of profit or loss
Tax expense during the period	(284,212)
Deferred asset loss allowance	17

At June 30, 2025	44,290

The aging analysis of net deferred income tax is as follow:

	2025	2024
Up to 1 year	13,071	113,149
Over 1 year	31,219	215,336

Total	44,290	328,485

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

Probable losses

The balance of probable losses from civil, tax, labor and environmental contingencies recognized by the Group is as follow:

	2025	2024

Civil	5,586	481
Tax	5,439	4,230
Labor	2,804	9,161
Environmental	128	130

Total	13,957	14,002

Possible losses

The Group is a party to various proceedings involving tax, environmental, labor and other matters that were assessed by management, under advice of legal counsel, as possibly leading to losses. Contingencies with losses considered more likely than not amounted to R$278,315 and R$160,699 as of June 30, 2025 and June 30, 2024, respectively.

26. Advances from customers

Advances from customers arise from the “Cash sale” modality, in which rural producers advance payments to the Group at the beginning of a harvest, before the billing of agricultural inputs. These advances are settled in the short term.

(a)    Movement in the year

	2025	2024	2023

Opening balance	235,037	488,578	320,560

Revenue recognized that was included in the contract liability balance at the beginning of the year	(520,227)	(670,862)	(320,560)
Increase in advances	369,134	376,563	427,463
Advances from acquired companies	—	40,758	61,115

Ending balance	83,944	235,037	488,578

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

27. Related parties

Related parties of the Group that have receivable, payable or other balances are either (i) Non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Group, (iii) Key management personnel, and (iv) entities controlled by Patria Investments.

(a)    Significant transactions with related parties

During the fiscal year 2025, the Group entered into significant transactions with related parties controlled by funds managed by Pátria Investments, involving the purchase of agricultural inputs at market prices plus a fixed margin for the duration of the transaction, commercial advances, and non-recourse assignments of performed accounts receivable from rural producers. These transactions were carried out to guarantee cash flow and ensure continued supply of agricultural inputs to customers during the period in which the Group was restructuring its capital structure and implementing actions in connection with the extrajudicial reorganization plan. A summary of these transactions is presented in the table below:

2025

Assets and liabilities
Other liabilities (i)	75,338

Statement of profit or loss

Financial interest for related parties transactions (ii)	(157,036)

Statement of cash flow
Proceeds from related parties (iii)	257,930

(i)       Amounts received from customers for which trade receivables were transferred to related parties as payment for the above-mentioned transactions. This balance will be subsequently transferred to related parties.

(ii)      Financial interest related to working capital transactions with related parties.

(iii)    Amount received from related parties to guarantee cash flow, this balance was repaid through the transfer of agricultural inputs.

Transfer of trade receivable

The Group transferred trade receivables with no recourse in the total amount of R$743,400 to related parties controlled by funds managed by Patria Investments to settle liabilities related to the acquisition of agricultural inputs.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)    Other transactions with related parties

Assets and liabilities

	2025	2024

Assets
Trade receivables (i)	1,656	7,713
Advances to suppliers (i)	7,185	28

Total assets	8,841	7,741

Liabilities
Trade payables (i)	2,014	2,793
Advances from customers (i)	26	1,046
Payables for the acquisition of subsidiaries (ii)	56,551	73,703
Borrowings (iii)	100,846	—

Total liabilities	159,437	77,542

(i)       Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related parties customers.

(ii)      Payments in installments to the non-controlling shareholders related to certain business combinations as described in Note 21.

(iii)    Proceeds from shareholder loans.

Statement of profit or loss

	2025	2024	2023

Revenue from sales of products (i)	23,966	23,152	33,032
Monitoring expenses (ii)	(7,494)	(17,500)	(18,681)
Interest on payables for the acquisition of subsidiaries	(929)	(4,356)	(4,841)
Cost of goods sold (iii)	(266,009)	—	—
Other expenses	(745)	(2,924)	—

(i)       Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related party customers.

(ii)      Expenses paid to the Parent in relation to management support services rendered by the investee Gestão e Transformação S.A. in connection with acquisition transactions.

(iii)    Transactions with companies controlled by Patria Investments for the purchase agricultural inputs.

(c)    Key management personnel compensation

	2025	2024	2023

Wages	6,650	17,497	14,268
Direct and indirect benefits	524	1,237	690
Variable compensation (bonuses)	946	16,737	25,478
Short-term benefits	8,120	35,471	40,436

Share-based payment benefits	10,626	15,647	14,533

Total	18,746	51,118	54,969

Key management personnel compensation includes payments to Group board of directors and the executive officers.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(d)   Acquisition of non-controlling interest

A change in the ownership interest of a subsidiary that does not result in a loss of control is accounted for as an equity transaction. When the proportion of equity held by non-controlling interests changes, the Company adjusts the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative ownership interests in the subsidiary. The Company recognizes directly in equity any difference between the amount by which the non-controlling interest is adjusted, and the fair value of the consideration paid or received.

During the year ended June 30, 2025, the Group acquired additional interest in certain subsidiaries through an exchange for Lavoro’s shares, as described below.

Name	Acquired equity interest

Facirolli Comércio e Representação S.A. (Agrozap)	12.46%
Produtec Comércio e Representações S.A.	5.21%
Lavoro Agrocomercial S.A.	2.45%

Amounts recognized in connection with these transactions are described below:

Fair value of consideration paid to non-controlling shareholders recognized in:

Share capital	2
Additional paid-in capital	15,081

Carrying value of the additional interest in subsidiaries	(10,051)

Difference recognized as additional paid-in capital	(25,134)

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

28. Equity

The fully subscribed and paid-in share capital as of June 30, 2025 is R$593, represented by 116,996,507 ordinary shares.

Our authorized share capital is US$1,500,000 consisting of 1,400,000,000 Ordinary Shares and 100,000,000 preferred shares.

Ordinary Shares

Lavoro ordinary shares have a par value of US$0.001 and are entitled to one vote per share, excepted the 3,006,049 Founder Shares, that were detailed in Note 23.

Treasury Shares

As explained in note 23, the shares hold by FPA investors were sold to the Group in 2025 and hold as treasure shares, part of these shares were used to purchase the non-controlling interest as explained in note 27. As of June 30, 2025 the Group hold 2,410,750 in treasure shares.

Other capital reserves

Other capital reserves is comprised of a reserve set-up by the Group share-based payment (an equity-settled share-based compensation plan).

Share-based payment

Accounting policy for share-based payment

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

The expense recognized for employee services received during the year and the number of options granted is shown in the following tables:

Other capital reserves

At June 30, 2023	14,533

Share-based payments expense during the year	25

At June 30, 2024	14,558

Share-based payments expense during the year	1,188

At June 30, 2025	15,746

Options Outstanding

At June 30, 2023	45,718,732

Forfeited options	(4,400,022)

At June 30, 2024	41,318,710

Forfeited options	(1,975,000)

At June 30, 2025	39,343,710

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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Lavoro Limited Restricted Stock Unit Plan (“RSU Plan”)

On May 26, 2023 the Board of Directors approved a long-term incentive plan (the “Restricted Stock Unit Plan” or the “RSU Plan”) in which beneficiaries will be granted equity awards pursuant to the terms and conditions of the RSU Plan and any applicable award agreement. Each RSU, once all the conditions under the plan are met, shall entitle the participant to receive one share issued by Lavoro Limited at no cost.

The total number of shares that may be delivered to the participants within the scope of the plan shall not exceed five percent of shares representing the Group’s total share capital.

On August 16, 2023 and September 28, 2023, (the grant date), the board of directors of Lavoro (the “Board”) approved the RSU Plan, which provides for the grant of restricted stock units to participants identified by the Board.

The RSUs will vest according to the following schedule, except if otherwise established by the Board of Directors:

(i)      one-third of the options vest on the third anniversary of the vesting date;

(ii)    one-third of the options vest on the fourth anniversary of the vesting date; and

(iii)  one-third of the options vest on the fifth anniversary of the vesting date.

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

On December 27, 2024, (the grant date), the board of directors of Lavoro (the “Board”) approved the RSU Plan, which provides for the grant of restricted stock units to participants identified by the Board.

As of June 30, 2025, the number of RSU granted is shown in the following tables:

RSUs Outstanding

At June 30, 2023	—

Granted	1,597,076
Forfeited	(142,740)

At June 30, 2024	1,454,336

Granted	359,591
Forfeited	(257,575)

At June 30, 2025	1,556,352

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The weighted average fair value of the shares granted was R$27.65 per share.

The expense for employee services received during the year was R$9,151.

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

The table below show data used in calculating basic and diluted earnings (loss) per share attributable to the equity holders of the parent:

	2025	2024	2023

Weighted average ordinary shares of Lavoro	112,987	113,602	113,602
Effects of dilution from:
Share-based payment (i)	1,846	2,066	1,605
Restricted stock unit plan (ii)	1,406	1,410	—
Number of ordinary shares adjusted for the effect of dilution	116,239	117,078	115,207

Loss for the year attributable to net investment of the parent/equity holders of the parent	(2,667,494)	(762,452)	(260,710)

Basic loss per share	(23.61)	(6.71)	(2.29)
Diluted loss per share	(23.61)	(6.71)	(2.29)

(i)       Based on the numbers of shares reserved by Lavoro Limited to the Lavoro Share Plan, as explained above.

(ii)      Based on the numbers of shares reserved by Lavoro Limited to the Lavoro RSU Plan, as explained above.

The Group reported a loss for the year ended June 30, 2025 and 2024, accordingly the ordinary shares related to the share-based payment and RSU Plan have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted earnings (loss) per share.

All public and private warrants are out of the money as of June 30, 2025 and 2024; therefore, the approximately 6,012,085 and 4,071,507 public and private warrants, respectively, were not included in the calculation of the diluted (loss) profit per share. Similarly, the 3,060,662 Founder Shares, that were detailed in Note 23 were not considered in the calculation of the diluted loss per share due to the Group’s market share price.

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

Revenue from the sale of agricultural inputs is recognized at the point in time when control of the product is transferred to the customer as follows:

(i)      Retail sales – Sale of products in retail locations, or delivered to the customers, including crop protection, fertilizers, seeds and specialty inputs;

(ii)    Grains – Sale of grains as a result of Barter transactions (Note 11);

(iii)  Private Label products – Products delivered to the client such as biological, special fertilizers and off-patent.

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

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The average monthly interest rate applied was 1.12% for June 2025, 0.90% for June 2024 and 0.96% for June 2023.

Below is revenue from contracts with customers disaggregated by product line and geographic location:

	2025	2024	2023

Inputs Retails sales
Brazil	3,694,098	6,510,383	6,950,340
Colombia	1,279,583	1,114,104	1,145,520

Private Label products
Crop Care	860,803	678,021	557,167

Grains (i)
Brazil	560,401	1,013,312	633,565
Colombia	93,729	41,045	33,360

Services
Brazil	2,260	—	—
Colombia	26,404	35,399	27,461

Total Revenues	6,517,278	9,392,264	9,347,413

Summarized by region
Brazil	5,117,562	8,201,716	8,141,072
Colombia	1,399,716	1,190,548	1,206,341

(i)       As explained in Note 11, the Group receives grains from certain customers in exchange to the product sold. The fair value of such non-cash consideration received from the customer is included in the transaction price and measured when the Group obtains control of the grains. The Group estimates the fair value of the non-cash consideration by reference to its market price.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

30. Costs and expenses by nature

Accounting policy

(a)    Cost of goods sold

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

Trade payables include a significant financing component. As such, trade payables are discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the trade payable amount to the purchase paid in cash) and inventory is recorded at such amount. A significant financing component is recognized as financial expense under the amortized cost method. The average monthly interest rate applied was 1.71% per month for June 2025, 1.55% per month for June 2024 and 1.58% for June 2023.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)   Sales, general and administrative expenses

Sales, general and administrative expenses refer to indirect expenses and the cost of the corporate departments, information technology, treasury function, sales force personnel and marketing and advertising expenses.

The breakdown of costs and expenses by nature is as follows:

	2025	2024	2023

Cost of inventory (i)	4,828,921	6,871,623	6,848,792
Cost of grains	655,852	1,045,788	670,613
Personnel expenses	583,425	597,759	657,965
Maintenance of the units	45,040	45,720	34,396
Consulting, legal and other services	111,492	116,040	118,610
Freight on sales	112,450	124,879	57,650
Commissions	80,196	79,278	52,040
Storage	9,558	18,494	7,613
Travel	24,235	33,149	33,543
Depreciation	22,383	20,481	16,408
Amortization of intangibles	51,696	69,764	67,928
Impairment losses on assets	848,199	—	—
Amortization of right-of-use assets	86,165	88,734	56,236
Taxes and fees	32,854	25,253	32,266
Short term rentals	18,704	12,146	22,365
Business events	6,447	7,051	9,333
Marketing and advertising	10,356	15,675	14,631
Insurance	10,945	6,890	7,679
Utilities	14,179	13,836	22,302
Allowance for expected credit losses	277,402	85,824	36,769
Losses and damage of inventories	100,626	45,969	19,127
Fuels and lubricants	30,381	31,556	29,527
Other administrative expenditures	82,399	63,497	28,941

Total	8,043,905	9,419,406	8,844,734

Classified as:
Cost of goods sold	5,610,891	8,054,807	7,616,606
Sales, general and administrative expenses	2,433,014	1,364,599	1,228,128

(i)       Includes the fair value of inventory sold from acquired companies, in the amounts of R$979 and R$26,914 respectively for the years ended June 30, 2024 and 2023.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

31. Finance income (costs)

	2025	2024	2023

Finance income
Interest from cash equivalents	27,856	22,388	8,241
Interest arising from revenue contracts	292,087	360,776	250,337
Interest from tax benefit (see note 24)	2,295	18,902	27,153
Other	1,403	—	2,196

Total	323,641	402,066	287,927

Finance costs
Interest on borrowings	(178,263)	(226,755)	(288,810)
Interest on Agribusiness Receivables Certificates	(59,134)	(28,535)	—
Interest on payables for the acquisitions of subsidiary	(4,475)	(15,361)	(5,916)
Interest on Obligations to FIAGRO and others quota holders	(127,435)	(76,698)	(30,747)
Interest on leases	(17,691)	(20,268)	(16,977)
Financial interest on related parties transactions	(157,036)	—	—
Interest on trade payables	(644,753)	(675,706)	(502,434)
Other	(72,964)	(79,843)	(30,076)

Total	(1,261,751)	(1,123,166)	(874,960)

Other Financial Income (Cost)
Loss on fair value of commodity forward contracts	(78,013)	(111,081)	(98,674)
Gain on changes in fair value of derivative instruments	—	35,470	79,375
Loss on changes in fair value of derivative instruments	(48,400)	—	—
Foreign exchange differences on cash equivalents	(4,811)	10,034	(28,605)
Foreign exchange differences on trade receivables and trade payables, net	14,062	(32,642)	5,867
Foreign exchange differences on borrowings	(5,714)	(17,239)	7,507
Gain on changes in fair value of warrants	20,469	14,024	3,756

Total	(102,407)	(101,434)	(30,774)

Finance income (costs)	(1,040,517)	(822,534)	(617,807)

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

32. Other operating (income) expenses, net

	2025	2024	2023

Listing expenses (i)	—	—	(319,554)
Sales of fixed assets	1,433	19,121	2,071
Other operating income	10,525	18,449	41,673

Total	11,958	37,570	(275,810)

(i)       This represents stock exchange listing service as a result of the SPAC Transaction. Refer to Note 22 for further discussion.

33. Non-cash transactions

The Group engages in non-cash transactions that are not reflected in the statement of cash flows. The principal non-cash transactions during the period are as follows:

The Group made certain non-cash transactions with related parties, as disclosed in Note 27.

The Group reported non-cash additions to right-of-use assets and lease liabilities of R$6,217 in the year ended June 30, 2025 (R$102,668 in the year ended June 30, 2024 and R$89,895 in the year ended June 30, 2023).

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

34. Subsequent events

•         Related party transactions

Subsequent to June 30, 2025, Lavoro entered into a new transaction related to the acquisition of agricultural inputs from related parties controlled by funds managed by Patria Investments Ltd, in the amount of R$165 million.

•         Waiver of the right to declare early maturity – Agribusiness Receivables Certificate (CRA)

On July 30, 2025, a meeting of the holders of the Agribusiness Receivables Certificate (“CRA”) was held, during which the waiver of the right to declare acceleration of the Commercial Notes (“waiver”) — and consequently of the CRA itself — was approved, due to the non-compliance with certain financial covenants, as described in Note 20 to our audited consolidated financial statements.

As consideration for the waiver, the Group undertook to deposit, into an escrow account held by the securitization company, an amount equivalent to four subsequent monthly installments, as established in the issuance deed. This amount shall be used monthly to settle upcoming obligations and, until the final maturity date or any potential early settlement, a balance equivalent to one monthly installment must be maintained in the aforementioned account.

Additionally, beginning in October 2025 and every six months thereafter, Lavoro is required to make an additional deposit equivalent to six monthly remuneration installments, intended for the settlement of future obligations.

As a result of the waiver granted, the outstanding balance of this debt was reclassified to non-current liabilities as from July 2025.

•         Court Ratification of Out-of-Court Restructuring Plan

On September 9, 2025, Lavoro Agro Holding S.A. has obtained the statutory majority support of supplier creditors, reaching the creditor approval threshold required under Brazilian law to approve its out-of-court restructuring agreement ("EJ Plan”).

On November 25, 2025, the EJ Plan was ratified by the court. Court ratification grants binding effect to the EJ Plan’s terms with respect to all eligible supplier creditors, including those that did not adhere voluntarily, and represents the culmination of the restructuring process. The EJ Plan will result in the novation of affected obligations, the termination of any related judicial proceedings, the release of collateral and guarantees, and the regularization of Lavoro Brazil’s credit profile before Brazilian credit protection agencies. The Group believes that the EJ Plan provides a sustainable framework for the recovery of Lavoro Brazil’s commercial operations and financial position by improving cash flow visibility and operational planning, while preserving key supplier relationships and ensuring stable product availability.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

•         Tax assessment notices

After June 30, 2025, the Group was notified of new tax assessment notices totaling approximately R$97 million, classified as possible loss, as well as new labor claims totaling approximately R$ 10 million, also classified as possible loss.

•         New financing transactions

Subsequent to June 30, 2025, certain subsidiaries entered into a number of financing agreements totaling an aggregate principal amount of R$376 million. These financings were entered into at interest rates ranging from the CDI rate plus 2.60% to 7.50% and fixed interest rates ranging from 8.90% to 115.08%, with maturities ranging from August 2025 to May 2030.

•         Corporate reorganization and disposal of equity interest

After June 30, 2025, Lavoro completed a corporate reorganization whereby Crop Care transferred, its equity interests in its specialty products subsidiaries — Union Agro S.A., Agrobiológica Sustentabilidade S.A., Agrobiológica Soluções Naturais Ltda. and Cromo Indústria Química Ltda. — to a newly incorporated entity, Triagro Participações S.A. (“Triagro”) Following the reorganization, Crop Care retained a single subsidiary, Perterra.

On December 15, 2025, Lavoro Uruguay S.A., an indirect wholly-owned subsidiary of Lavoro, sold a 53.3% equity interest in Triagro Participações S.A. Under the terms of transaction, a majority stake in Triagro Participações S.A. has been acquired by certain funds managed by Patria Investments Limited, therefore a related party. The transaction was structured as an all-cash sale for approximately R$400 million, payable at closing. Lavoro has retained the remaining minority equity interest in the Triagro Participações S.A.

Following the separation from Lavoro’s business and sale of the majority stake, the Group intends for the commercial relationship between Lavoro and Crop Care to remain substantially unchanged

•         Closure of North CGU Operations

Subsequent to June 30, 2025, The Group approved the closure of retail operations comprising the North CGU, in our Brazil Ag Retail segment. The closure is in line with the going concern strategies described in Note 1. As of the date of this financial statements, the closure process was already in progress.

•         Change in Executive Leadership

On November 30, 2025, Ruy Cunha stepped down as our Chief Executive Officer, having served in the role since February 2022. The Board of Directors appointed Marcelo Pessanha to succeed Mr. Cunha as Chief Executive Officer, effective December 1, 2025.

